



Electronic Arts Inc.
Fiscal Year 2011
Proxy Statement and Annual Report

Notice of 2011 Annual Meeting and Proxy Statement

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June 10, 2011

DEAR FELLOW STOCKHOLDERS:

You are cordially invited to join us at our 2011 Annual Meeting of Stockholders on July 28, 2011 at 2:00 p.m. The meeting will be held at the headquarters campus of Electronic Arts in Building 250 (please note that the street address for Building 250 is 250 Shoreline Drive, Redwood City, California). For your convenience, we are also pleased to offer a live webcast of our Annual Meeting on the Investor Relations section of our web site at *http://investor.ea.com*. At this meeting, we are asking the stockholders to:

- Elect Leonard S. Coleman, Jeffrey T. Huber, Geraldine B. Laybourne, Gregory B. Maffei, Vivek Paul, Lawrence F. Probst III, John S. Riccitiello, Richard A. Simonson, Linda J. Srere and Luis A. Ubiñas to the Board of Directors to hold office for a one-year term;
- Approve an amendment to our 2000 Equity Incentive Plan and our 2000 Employee Stock Purchase Plan;
- Cast an advisory vote on the compensation of the named executive officers;
- Cast an advisory vote on the frequency of holding future advisory votes on the compensation of the named executive officers; and
- Ratify the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2012.

After the meeting, we will report on our recent performance and answer your questions.

Details regarding admission to the meeting and the business to be conducted are described in the Notice of Internet Availability of Proxy Materials you received in the mail and in this proxy statement. We have also made available a copy of our Annual Report for the fiscal year ended March 31, 2011 with this proxy statement. We encourage you to read our Annual Report. It includes our audited financial statements and provides information about our business and products.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote over the Internet, by telephone or, if you requested to receive printed proxy materials, by mailing a proxy or voting instruction card. Please review the instructions on each of your voting options described in this proxy statement, as well as in the Notice you received in the mail.

Thank you for your ongoing support of Electronic Arts.

Sincerely,

John S. Riccitiello
Chief Executive Officer



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Notice of 2011 Annual Meeting of Stockholders

DATE: July 28, 2011

TIME: 2:00 p.m. local time

PLACE: ELECTRONIC ARTS' HEADQUARTERS
Building 250*
209 Redwood Shores Parkway
Redwood City, CA 94065

* *Please note: Building 250 is located on the headquarters campus at 250 Shoreline Drive*

MATTERS TO BE VOTED UPON:

Agenda Item	Board of Directors' Recommendation
1. The election of Leonard S. Coleman, Jeffrey T. Huber, Geraldine B. Laybourne, Gregory B. Maffei, Vivek Paul, Lawrence F. Probst III, John S. Riccitiello, Richard A. Simonson, Linda J. Srere and Luis A. Ubiñas to the Board of Directors to hold office for a one-year term;	FOR
2. Approve an amendment to the 2000 Equity Incentive Plan;	FOR
3. Approve an amendment to the 2000 Employee Stock Purchase Plan;	FOR
4. Cast an advisory vote on the compensation of the named executive officers;	FOR
5. Cast an advisory vote on the frequency of holding future advisory votes on the compensation of the named executive officers;	ONE YEAR
6. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2012; and	FOR
7. Any other matters that may properly come before the meeting.	

Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

Stockholders of record as of the close of business on June 6, 2011 are entitled to notice of the meeting and to attend and vote at the meeting. A complete list of these stockholders will be available at Electronic Arts' headquarters prior to the meeting.

By Order of the Board of Directors,



Stephen G. Bené
Senior Vice President, General Counsel
and Corporate Secretary

TABLE OF CONTENTS

PROXY STATEMENT

Our Board of Directors is soliciting proxies for the 2011 Annual Meeting of Stockholders. The proxy materials, including this proxy statement and our annual report, proxy card and voting instructions, contain important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read them carefully.

The Board has set June 6, 2011 as the record date for the meeting. Stockholders who owned common stock on that date are entitled to notice of the meeting, and to attend and vote at the meeting, with each share entitled to one vote. There were 331,345,938 shares of common stock outstanding on the record date.

In accordance with rules and regulations adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are providing stockholders with access to our proxy materials by providing such documents on the Internet. The Notice of Annual Meeting, proxy statement, our 2011 Annual Report and form of proxy were distributed and/or made available via the Internet to stockholders on or about June 10, 2011. Stockholders will have the ability to access the proxy materials on a website referred to in the Notice of Internet Availability of Proxy Materials (the "Notice") or request a printed set of the proxy materials be sent to them, by following the instructions in the Notice.

The proxy card provides instructions on how to inform us to send future proxy materials to you electronically by email. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it. ***We encourage you to choose to receive future proxy materials by email. Doing so will allow us to provide you with the information you need in a more timely manner, will save us the cost of printing and mailing documents to you, and will help conserve natural resources.***

In this proxy statement:

- "EA", "we", "our" and "the Company" mean Electronic Arts Inc.
- "2000 Equity Plan" and "Equity Plan" mean EA's 2000 Equity Incentive Plan.
- "2000 Purchase Plan" and "Purchase Plan" mean EA's 2000 Employee Stock Purchase Plan.
- Holding shares in "street name" means your EA shares are held in an account at a bank, brokerage firm or other nominee.
- "Common stock" means EA's common stock, as described in EA's current Amended and Restated Certificate of Incorporation.
- "Fiscal 2012", "fiscal 2011", "fiscal 2010", "fiscal 2009", "fiscal 2008" and "fiscal 2007" refer to EA's fiscal years ending or ended (as the case may be) on March 31, 2012, 2011, 2010, 2009, 2008 and 2007, respectively. For simplicity of disclosure, fiscal periods are referred to as ending on a calendar month end, even though our fiscal year is reported on a 52- or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal year ended March 31, 2011 contained 52 weeks and ended on April 2, 2011.
- We use "independent auditors" to mean an independent registered public accounting firm.
- "Annual Report" and "2011 Annual Report" mean our annual report for the fiscal year ended March 31, 2011.

In this proxy statement, we may make forward-looking statements regarding future events or the future financial performance of the Company. Statements including words such as "anticipate", "believe", "estimate" or "expect" and statements in the future tense are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual events or actual future results to differ materially from those set forth in the forward-looking statements. Please refer to Electronic Arts' latest Annual Report on Form 10-K for the fiscal year ended March 31, 2011 for a discussion of important factors that could cause actual events or actual results to differ materially from those discussed in this proxy statement. These forward-looking statements speak only as of the date of this proxy statement; we assume no obligation to, and do not necessarily intend to, update these forward-looking statements.

VOTING YOUR SHARES

Your vote is very important. Whether or not you plan to attend the Annual Meeting, we encourage you to read this proxy statement and submit your proxy card or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the instructions on the Notice you received in the mail, the section entitled "Commonly Asked Questions and Answers" set forth below in this proxy statement or, if you requested to receive printed proxy materials, your enclosed proxy card.

COMMONLY ASKED QUESTIONS AND ANSWERS

Why am I receiving these materials?

Our Board of Directors has made these materials available to you on the Internet or, upon your request, has delivered printed proxy materials to you in connection with the solicitation of proxies for use at our 2011 Annual Meeting of Stockholders, which will take place on Thursday, July 28 at 2:00 p.m. local time, at our corporate headquarters in Redwood City, California. This proxy statement describes proposals on which you, as a stockholder, are being asked to vote. It also gives you information on these proposals, as well as other information so that you can make an informed decision. As a stockholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this proxy statement.

Why did I receive a Notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted by the SEC, we may furnish proxy materials, including this proxy statement and our annual report, to our stockholders by providing access to such documents on the Internet instead of mailing printed copies. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to most of our stockholders, provides instructions on how to access and review all of the proxy materials on the Internet. The Notice also describes how you may submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice.

Can I vote my shares by filling out and returning the Notice?

No, however, the Notice provides instructions on how to vote by Internet, by telephone, by requesting and returning a paper proxy card, or by submitting a ballot in person at the meeting.

Who can vote at the Annual Meeting?

Stockholders who owned common stock on June 6, 2011 may attend and vote at the Annual Meeting. If your shares are registered directly in your name with our transfer agent, Wells Fargo Shareowner Services, you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to vote in person at the meeting. If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are also invited to attend the meeting. Since a beneficial owner is not the shareowner of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from your broker, nominee, or trustee that holds your shares, giving you the right to vote the shares at the meeting. Each share of common stock is entitled to one vote.

What am I voting on?

We are asking you to:

- Elect Leonard S. Coleman, Jeffrey T. Huber, Geraldine B. Laybourne, Gregory B. Maffei, Vivek Paul, Lawrence F. Probst III, John S. Riccitiello, Richard A. Simonson, Linda J. Srere and Luis A. Ubiñas to the Board of Directors to hold office for a one-year term;
- Approve an amendment to the 2000 Equity Incentive Plan to increase the number of shares of common stock authorized under the Equity Plan by 10,000,000 shares;

- Approve an amendment to the 2000 Employee Stock Purchase Plan to increase the number of shares of common stock reserved for issuance under the Purchase Plan by 3,500,000 shares;
- Cast an advisory vote on the compensation of the named executive officers;
- Cast an advisory vote on the frequency of holding future advisory votes on the compensation of the named executive officers; and
- Ratify the appointment of KPMG LLP as our independent auditors for fiscal 2012.

How do I vote my shares if I won't be able to attend the Annual Meeting in person?

You do not need to attend the Annual Meeting in person in order to vote. You may, instead, vote over the Internet, by telephone or by mail (if you have requested printed proxy materials). By doing so, you are giving a proxy appointing John S. Riccitiello (the Company's Chief Executive Officer) and Eric F. Brown (the Company's Chief Financial Officer) to vote your shares at the meeting as you have instructed. If a proposal comes up for vote at the meeting for which you have not indicated an instruction, Mr. Riccitiello and Mr. Brown will vote your shares according to their best judgment. Even if you currently plan to attend the meeting, it is a good idea to vote on the Internet, by telephone or, if you received printed proxy materials, to complete and return your proxy card before the meeting date, in case your plans change.

- ***By Internet or Telephone*** — If you have telephone or Internet access, you may submit your proxy by following the instructions provided in the Notice or, if you received a printed version of the proxy materials by mail, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card.
- ***By Mail*** — If you request printed proxy materials, you may submit your proxy by mail by signing your proxy card or, for shares held in street name, by following the voting instructions included by your broker, trustee or nominee, and mailing it in the enclosed, postage-paid envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

What does it mean if I receive more than one Notice or proxy card?

It means that you have multiple accounts at the transfer agent or with brokers. Please complete and return all proxy cards, or follow the instructions on each Notice to vote by telephone or over the Internet, to ensure that all your shares are voted.

What if I change my mind after I give my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by:

- Sending a signed statement to the Company that the proxy is revoked (you may send such a statement to the Company's Secretary at our corporate headquarters address listed on the Notice of 2011 Annual Meeting of Stockholders);
- Signing another proxy with a later date;
- Voting by telephone or on the Internet at any time prior to 11:59 p.m. Eastern Time on July 27, 2011 (your latest vote is counted); or
- Voting in person at the meeting.

Your proxy will not be revoked if you attend the meeting but do not vote.

Who will count the votes?

A representative of Broadridge Financial Solutions will tabulate the votes and act as the inspector of election.

How many shares must be present to hold the meeting?

To hold the meeting and conduct business, a majority of EA's outstanding voting shares as of June 6, 2011 must be present or represented by proxies at the meeting. On this date, a total of 331,345,938 shares of common stock were outstanding and entitled to vote. Shares representing a majority, or 165,672,970 shares, of these votes must be present. This is called a quorum.

Shares are counted as present at the meeting if:

- They are voted in person at the meeting, or
- The stockholder has voted via the Internet, by telephone or properly submitted a proxy card.

How are votes counted?

You may vote "for", "against" or "abstain" on each of the proposals (other than the proposal regarding the frequency of holding future advisory votes on named executive compensation). A share voted "abstain" with respect to any proposal is considered as present and entitled to vote with respect to that proposal, but is not considered a vote cast with respect to that proposal. Therefore, an abstention will not have any effect on the election of directors. Because each of the other proposals (other than the proposal regarding the frequency of holding future advisory votes on named executive compensation) requires the affirmative vote of the holders of a majority of the shares present and entitled to vote on each such proposal in order to pass, abstentions could prevent the approval of these other proposals because they do not count as affirmative votes. With respect to the proposal regarding the frequency of holding future advisory votes on executive compensation, an "abstain" vote will have no effect. If you sign and return your proxy without voting instructions, your shares will be voted as recommended by the Board.

What is the effect of a "broker non-vote" on the proposals to be voted on at the 2011 Annual Meeting?

If your shares are not registered in your name and you do not provide your broker, bank or other nominee with voting instructions, your shares may constitute "broker non-votes." Broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owners and instructions are not given. These matters are referred to as "non-routine" matters. All of the matters scheduled to be voted on at the 2011 Annual Meeting are "non-routine," except for the proposal to ratify the appointment of KPMG LLP as our independent auditors for fiscal 2012. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered votes cast on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker or other nominee as to how you wish your shares to be voted.

How many votes must the nominees have to be elected as directors?

In an uncontested election, EA's bylaws require each nominee to receive more votes cast "for" than "against" his or her election or re-election in order to be elected or re-elected to the Board. Since we are not aware of any intention by any stockholder to nominate one or more candidates to compete with the Board's nominees for election at the 2011 Annual Meeting, the 2011 election will be uncontested.

In accordance with our Corporate Governance Guidelines, the Board expects an incumbent director to tender his or her resignation if he or she fails to receive the required number of votes for election or re-election in an uncontested election. In such an event, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Nominating and Governance Committee and the Board may consider any factors they deem relevant in deciding whether to recommend/accept a director's resignation. The Board will act on the Nominating and Governance Committee's recommendation within 90 days from the date of the certification of election results and will publicly disclose its decision promptly thereafter.

Shares represented by your proxy will be voted by EA's management "for" the election of the ten nominees recommended by EA's Board of Directors unless you vote against any or all of such nominees or you mark your proxy to "abstain" from so voting. Abstentions and broker non-votes will have no effect on the outcome of the director elections.

What happens if one or more of the nominees is unable to stand for election?

The Board may reduce the number of directors or select a substitute nominee. In the latter case, if you have completed and returned your proxy card, Mr. Riccitiello and Mr. Brown shall have the discretion to vote your shares for a substitute nominee. They cannot vote for more than ten nominees.

How many votes are required to approve each of the proposals?

The Equity Plan and Purchase Plan amendments, the advisory vote on the compensation of the named executive officers and the ratification of independent auditors must receive a "for" vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against these proposals. In the case of the proposal to determine the frequency of holding future advisory votes on the compensation of the named executive officers, the frequency that receives the highest number of votes cast will be deemed to be the frequency selected by the stockholders. As an advisory vote, the proposal on compensation of the named executive officers is non-binding. Although the vote is non-binding, the Board of Directors and the Executive Compensation and Leadership Committee value the opinions of our stockholders, and will consider the outcome of the vote, along with other relevant factors, in evaluating its compensation program for our named executive officers.

Where do I find the voting results of the meeting?

We will announce preliminary voting results at the meeting. We will also publish the final results on Form 8-K, which we will file with the SEC within four business days after the Annual Meeting. Once filed, you can request a copy of the Form 8-K by contacting our Investor Relations department at (650) 628-7352 or the SEC at (800) SEC-0330 for the location of its nearest public reference room. You can also get a copy on the Internet at *http://investor.ea.com* or through the SEC's electronic data system called EDGAR at *www.sec.gov*.

Who will pay for this proxy solicitation?

We will bear the costs of soliciting proxies from our stockholders. These costs include preparing, assembling, printing, mailing and distributing the Notices, proxy statements, proxy cards and annual reports. If you choose to access the proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. In addition, some of our officers, directors, employees and other agents may also solicit proxies personally, by telephone and by electronic and regular mail, and we will pay these costs. EA will also reimburse brokerage houses and other custodians for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of common stock.

Whom can I call with any questions about my shares?

If you hold shares in "street name", you may contact your broker. If you are a stockholder of record, you may call our transfer agent, Wells Fargo Shareowner Services, at (800) 468-9716 (or (651) 450-4064 for international callers) or visit their web site at *www.wellsfargo.com/shareownerservices*.

PROPOSALS TO BE VOTED ON

PROPOSAL 1. ELECTION OF DIRECTORS

At the Annual Meeting, stockholders will elect ten directors to hold office for a one-year term until the next Annual Meeting (or until their respective successors are elected and qualified). All nominees have consented to serve a one-year term, if elected.

The Board has nominated the following directors to stand for re-election:

- Leonard S. Coleman
- Jeffrey T. Huber
- Geraldine B. Laybourne
- Gregory B. Maffei
- Vivek Paul
- Lawrence F. Probst III
- John S. Riccitiello
- Richard A. Simonson
- Linda J. Srere

In addition, the Board has nominated the following director to stand for election for the first time this year:

- Luis A. Ubiñas

Mr. Ubiñas was appointed to the Board on November 9, 2010.

Required Vote and Board of Directors' Recommendation

In accordance with our bylaws, if EA's Corporate Secretary has not received timely and proper notice from a stockholder indicating an intention to nominate one or more candidates to compete with the Board's nominees in a director election, or if such stockholder has withdrawn all such nominations by the tenth day preceding the date on which we first mail our notice of meeting to stockholders, then the election of directors will be considered "uncontested." The 2011 election will be uncontested. As such, each nominee must receive more votes cast "for" than "against" his or her re-election or election, as the case may be, in order to be re-elected or elected, as the case may be, to the Board. Shares represented by your proxy will be voted by the proxy holders "for" the election of the ten nominees recommended by EA's Board of Directors unless you vote "against" any or all of such nominees or you mark your proxy to "abstain" from so voting. Abstentions and broker non-votes will have no effect on the outcome of the director elections.

In accordance with our Corporate Governance Guidelines, the Board expects a director to tender his or her resignation if he or she fails to receive the required number of votes for election or re-election in an uncontested election. The Board shall nominate for election or re-election as director only candidates who have previously tendered or, in the case of candidates who have not yet become members of the Board, have agreed to tender promptly following the annual meeting at which they are elected or re-elected as director, irrevocable resignations that will be effective upon (i) a failure to receive the required majority vote at the next annual or special meeting at which they face re-election in an uncontested election, and (ii) Board acceptance of such resignation. In addition, the Board shall fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of irrevocable resignation tendered by other directors in accordance with these guidelines.

If an incumbent director fails to receive the required majority vote in an uncontested election, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the Board. The Board expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Nominating and Governance Committee and the Board may consider any factors they deem relevant in deciding whether to recommend/accept a director's resignation. The Board will act on the Nominating and Governance Committee's recommendation within 90 days from the date of the certification of election results and will publicly disclose its decision promptly thereafter.

The Board recommends a vote FOR each of the nominees.

DIRECTOR BIOGRAPHIES

Each of the following directors has been nominated for re-election or election, as the case may be, at the 2011 Annual Meeting. As set forth below, we believe each of these directors brings a valuable and unique perspective to the Board and has the necessary experience, skills and attributes to serve on the Board and contribute to its overall effectiveness.

Leonard S. Coleman
Director since 2001
Mr. Coleman, age 62, served as Senior Advisor to Major League Baseball from 1999 until 2005 and, from 2001 to 2002, was the Chairman of ARENACO, a subsidiary of Yankees/Nets. Mr. Coleman was President of The National League of Professional Baseball Clubs from 1994 to 1999, having previously served since 1992 as Executive Director, Market Development of Major League Baseball. Mr. Coleman currently serves on the Board of Directors of the following public companies: Avis Budget Group, Churchill Downs Inc., H.J. Heinz Corporation and Omnicom Group Inc. Mr. Coleman also served as a director of Cendant Corporation and Aramark Corporation during the last five years.

Mr. Coleman brings a wealth of public sector and international experience to the Board from his years of service on the Board of Directors for numerous large, public companies and his involvement in diverse public service organizations, as well as his extensive knowledge of the sports industry. Based on these experiences, qualifications and attributes, the Board has concluded that Mr. Coleman is qualified to serve as a director.

Jeffrey T. Huber
Director since 2009
Mr. Huber, age 43, is Senior Vice President at Google Inc., where he has worked since 2003. From 2001 to 2003, Mr. Huber served as Vice President of Architecture and Systems Development at eBay Inc. Prior to joining eBay, Mr. Huber was Senior Vice President of Engineering at Excite@Home, where he worked from 1996 to 2001. Earlier in his career, he was a Technology Consultant with McKinsey & Company and founded a software development start-up. Mr. Huber holds a B.S. degree in Computer Engineering from the University of Illinois and a Masters degree from Harvard University.

Mr. Huber has extensive experience operating and managing consumer online companies; including relevant background and experience in large scale online infrastructure and technology. Based on these experiences, qualifications and attributes, the Board has concluded that Mr. Huber is qualified to serve as a director.

Geraldine B. Laybourne
Director since 2008
Ms. Laybourne, age 64, founded Oxygen Media, a cable television network, in 1998 and served as its Chairman and Chief Executive Officer until November 2007, when the network was acquired by NBC Universal. Prior to founding Oxygen, Ms. Laybourne spent 16 years at Nickelodeon, a cable television network. From 1996 to 1998, Ms. Laybourne served as President of Disney/ABC Cable Networks, a cable television network, where she was responsible for overseeing cable programming for the Walt Disney Company and ABC. Ms. Laybourne serves on the Board of Directors of Symantec Corporation and J.C. Penney Company, Inc. and also serves on the Board of Trustees of Vassar College. Ms. Laybourne also served as a director of Move.com during the past five years. In 2010, Ms. Laybourne became the chairman of the Board of Alloy Media, Inc., a private company.
Ms. Laybourne holds a B.A. degree from Vassar College and a M.S. from the University of Pennsylvania.

Ms. Laybourne has extensive executive experience in the entertainment industry, including a deep understanding of the unique and valuable women's and children's markets. Based on these experiences, qualifications and attributes, the Board has concluded that Ms. Laybourne is qualified to serve as a director.

Gregory B. Maffei

Director since 2003

Mr. Maffei, age 51, has served as President and Chief Executive Officer of Liberty Media Corporation, which owns ecommerce, media, communications and entertainment businesses and investments, since February 2006. He joined Liberty Media in November 2005 as CEO-Elect. From June 2005 until November 2005, Mr. Maffei served as President and Chief Financial Officer of Oracle Corporation. From 2000 until June 2005, Mr. Maffei served as Chief Executive Officer of 360networks Corporation, a broadband telecom service provider, and also became Chairman of the Board of 360networks in 2002. Previously, Mr. Maffei was with Microsoft Corporation from 1993 to 2000, in several positions, including Senior Vice President, Finance and Administration and Chief Financial Officer. Mr. Maffei also served as Chairman of Expedia, Inc. from 1999 to 2002. Mr. Maffei currently serves on the Board of Directors of the following public companies in addition to EA and Liberty Media: Sirius XM Radio Inc. and Live Nation Entertainment, Inc. He also sits on the Board of Directors of 360networks and Zillow.com, both private companies. Mr. Maffei also served as a director of Starbucks Corporation and Direct TV Group, Inc. during the past five years. Mr. Maffei received an A.B. from Dartmouth College and an M.B.A from Harvard Business School where he was a Baker Scholar.

Mr. Maffei's service on the public company Board of Directors at Sirius XM Radio Inc. and Live Nation Entertainment, Inc. is due to Liberty Media's equity investments in those companies and thus, should be viewed as part of his Chief Executive Officer responsibilities at Liberty Media. EA's Board of Directors is Mr. Maffei's sole outside public company board unrelated to his duties at Liberty Media.

Mr. Maffei has extensive operating, financial and investment experience in the technology, media and telecom sectors with some of the largest and most successful companies in their relevant industries. In addition, Mr. Maffei serves on our Audit Committee, and he qualifies as an audit committee financial expert (as defined in the applicable rules of the SEC) and is financially sophisticated within the meaning of the NASDAQ Stock Market Rules. Based on these experiences, qualifications and attributes, the Board has concluded that Mr. Maffei is qualified to serve as a director.

Vivek Paul

Director since 2005

Mr. Paul, age 52, is the founder of Akansa Capital, an investment firm. Mr. Paul was a partner at TPG (formerly Texas Pacific Group) from October 2005 to August 2008. From July 1999 to September 2005, Mr. Paul served as Vice Chairman of the Board of Directors of Wipro, Ltd., a provider of integrated business, technology and process solutions, and Chief Executive Officer of Wipro Technologies, Wipro's global information technology, product engineering, and business process services segments. From January 1996 to July 1999, Mr. Paul was General Manager of Global CT Business at General Electric, Medical Systems Division. From March 1993 to December 1995, he served as President and Chief Executive Officer of Wipro GE Medical Systems Limited. Mr. Paul holds a Bachelor of Engineering from the Birla Institute of Technology and Science, and an M.B.A. from the University of Massachusetts, Amherst.

Mr. Paul brings to the Board his past experience as the Vice Chairman of a large public company and Chief Executive Officer of its dominant business. He has extensive international business knowledge, particularly emerging markets, and expertise in financial evaluation of business plans, mergers and acquisitions and risk scenarios. Based on these experiences, qualifications and attributes, the Board has concluded that Mr. Paul is qualified to serve as a director.

Lawrence F. Probst III

Director since 1991, Chairman since 1994

Mr. Probst, age 61, was employed by EA from 1984 to September 2008. He has served as Chairman of the Board since July 1994 and, from May 1991 until April 2007, also served as our Chief Executive Officer. Previously Mr. Probst served as President from 1991 until 1998 and Senior Vice President of EA Distribution from 1987 to 1991. Mr. Probst serves as the Chairman of the Board of Directors of the U.S. Olympic Committee. Mr. Probst holds a B.S. degree from the University of Delaware.

Mr. Probst served as the Company's Chief Executive Officer for more than fifteen years and has served as the Chairman of the Board for nearly seventeen years. Mr. Probst contributes to the Board his deep understanding of the Company's operational and strategic business goals and direct experience with Company and industry-specific opportunities and challenges. Based on these experiences, qualifications and attributes, the Board has concluded that Mr. Probst is qualified to serve as a director.

John S. Riccitiello
Director since 2007
Mr. Riccitiello, age 51, has served as Chief Executive Officer and a director of EA since April 2007. Prior to re-joining EA, he was a co-founder and Managing Partner at Elevation Partners, a private equity fund. From October 1997 to April 2004, Mr. Riccitiello served as President and Chief Operating Officer of EA. Prior to joining EA, Mr. Riccitiello served as President and Chief Executive Officer of the worldwide bakery division at Sara Lee Corporation. Before joining Sara Lee, he served as President and Chief Executive Officer of Wilson Sporting Goods Co. and has also held executive management positions at Haagen-Dazs, PepsiCo, Inc. and The Clorox Company. He serves on the Board of Directors of the University of California Berkeley, Haas School of Business and on the Board of Councilors of the University of Southern California School of Cinematic Arts. Mr. Riccitiello served as a director of Hyperion Solutions Corporation from July 2002 to April 2007. Mr. Riccitiello holds a B.S. degree from the University of California, Berkeley.

Mr. Riccitiello has served as the Company's Chief Executive Officer since April 2007. In addition to the extensive executive management experience noted above, we believe it is crucial to have the perspective of the Company's Chief Executive Officer represented on the Board to provide direct insight into the Company's day-to-day operation and strategic vision. Based on these experiences, qualifications and attributes, the Board has concluded that Mr. Riccitiello is qualified to serve as a director.

Richard A. Simonson
Director since 2006, Lead Director since 2009
Mr. Simonson, age 52, has served as President, Business Operations and Chief Financial Officer of Rearden Commerce since April 2011. From 2001 to 2010, Mr. Simonson held a number of executive positions at Nokia Corporation, including Executive Vice President, Head of Mobile Phones and Sourcing, Chief Financial Officer, and Vice President & Head of Customer Finance of Nokia. In 2001, Mr. Simonson was Managing Director of the Telecom & Media Investment Banking Group of Barclays Capital. Prior to joining Barclays Capital, Mr. Simonson spent 16 years at Bank of America Securities where he held various positions, including Managing Director & Head of Global Project Finance, Global Corporate & Investment Bank, San Francisco and Chicago. Mr. Simonson is also a director of Silver Spring Networks. Mr. Simonson holds a B.S. degree from the Colorado School of Mines and an M.B.A. from Wharton School of Business at the University of Pennsylvania.

Mr. Simonson has extensive financial expertise, corporate governance and risk management experience. He also has extensive experience with the strategic and operational challenges of leading a global company. Based on these experiences, qualifications and attributes, the Board has concluded that Mr. Simonson is qualified to serve as a director.

Linda J. Srere
Director since 2001
Ms. Srere, age 55, is currently a marketing and advertising consultant. From January 2000 to November 2001, Ms. Srere was President of Young & Rubicam Advertising. From 1994 through 2000, Ms. Srere held many positions with Young & Rubicam Inc. ("Y&R"), including Vice Chairman and Chief Client Officer, Executive Vice President and Director of Business Development, Group Managing Director, and in 1997, was named Chief Executive Officer of Y&R's New York office, becoming the first female CEO in the company's 75-year history. Ms. Srere also serves on the Board of Directors of Universal Technical Institute, Inc., a technical education provider.

Ms. Srere has extensive product and brand marketing and business leadership skills from her career in marketing and advertising. Based on these experiences, qualifications and attributes, the Board has concluded that Ms. Srere is qualified to serve as a director.

Luis A. Ubiñas
Director since 2010
Mr. Ubiñas, age 48, has served as President of the Ford Foundation since January 2008. Prior to joining the Ford Foundation, Mr. Ubiñas spent 18 years with McKinsey & Company, where he held various positions, including Managing Director of the firm's west coast media practice working with technology, telecommunications and media companies. Mr. Ubiñas serves on the World Bank Advisory Council of Global Foundation Leaders, the UN Permanent Advisory Memorial Committee, the U.S. Advisory Committee on Trade Policy and Negotiation and the board of the New York Public Library. He holds a B.A. degree from Harvard College and an M.B.A. from Harvard Business School, and is a fellow of the American Academy of Arts and Sciences.

Mr. Ubiñas has extensive experience in business management and operations from his experience currently overseeing the more than $10 billion in assets and over $500 million in annual giving by the Ford Foundation. In addition, through his prior consulting experience, he has worked with technology, telecommunications and media companies in understanding the challenges and opportunities that they face. Based on these experiences, qualifications and attributes, the Board has concluded that Mr. Ubiñas is qualified to serve as a director.

DIRECTOR INDEPENDENCE

Our Board has determined that each of our non-employee directors (other than Mr. Probst) qualifies as an "independent director" as that term is used in the NASDAQ Stock Market Rules. Mr. Probst, who served as our CEO through the end of fiscal 2007, and Mr. Riccitiello, our current CEO, do not qualify as independent. In September 2011, Mr. Probst will be eligible to be deemed an independent director by our Board. The NASDAQ Marketplace Rules have both objective tests and a subjective test for determining who is an "independent director." The objective tests state, for example and among other things, that a director is not considered independent if he or she is an employee of the Company or at any time during the past three years was employed by the Company. The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances.

In addition to the board-level standards for director independence, the directors who serve on the Audit Committee each satisfy standards established by the SEC providing that to qualify as "independent" for the purposes of membership on that Committee, members of audit committees may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company other than their director compensation.

BOARD, BOARD MEETINGS, AND COMMITTEES

The Board meets on a fixed schedule four times each year and also holds special meetings and acts by written consent. In fiscal 2011, the Board met eight times and also acted by written consent. At each regularly scheduled meeting, the independent members of the Board meet in executive session separately without management present.

Board Leadership Structure

A Lead Director, elected by the independent directors, is responsible for chairing executive sessions of the Board and other meetings of the Board in the absence of the Chairman of the Board, serving as a liaison between the Chairman of the Board and the other independent directors, and overseeing the Board's stockholder communication policies and procedures (including, under appropriate circumstances, meeting with stockholders). Our Lead Director may also call meetings of the independent directors. Richard A. Simonson was chosen by the independent directors of the Board to serve as Lead Director following the 2011 Annual Meeting of Stockholders for an additional one-year term ending with our 2012 Annual Meeting, subject to Mr. Simonson's re-election to the Board.

We believe that our current board leadership structure with Mr. Probst serving as the Chairman of the Board and Mr. Simonson serving as Lead Director is appropriate for the Company. Given his 24 years of past work experience at the Company, 16 of which he served as CEO, Mr. Probst has invaluable knowledge regarding the Company and the gaming industry and is uniquely positioned to lead the Board in their review of management's strategic plans. Though he is no longer employed by the Company, Mr. Probst does not qualify as an independent director (though he will be eligible to be deemed independent in September 2011) and therefore, the Company feels that it is beneficial for the effective functioning of the Board to have an independent Lead Director undertake the duties identified above.

Board Committees

The Board currently has three committees, each of which operates under a charter approved by the Board: the Audit Committee, the Executive Compensation and Leadership Committee, and the Nominating and Governance Committee. The Board of Directors amended and restated the Audit Committee's charter in May 2006, the Executive Compensation and Leadership Committee's charter in August 2010, and the Nominating and Governance Committee's charter in November 2010. Copies of the each Committee's charter may be found in the Investor Relations portion of our website at *http://investor.ea.com*. In accordance with the Committee charters, and with current regulatory requirements, all members of these Committees are independent directors. During fiscal 2011, each director participated in at least 75 percent of all Board meetings and Committee meetings held during the period for which he or she was a member. The Committee assignments for the current Board year from August 5, 2010 (the date of the most recent Board election and beginning of the current Board year) through the date of this proxy statement were as follows:

August 2010 — July 2011 Committee Assignments

Audit	Gregory B. Maffei (Chair), Gary M. Kusin (until November 9, 2010), Vivek Paul and Luis A. Ubiñas (from November 9, 2010)
Executive Compensation and Leadership	Geraldine B. Laybourne (Chair), Leonard S. Coleman and Linda J. Srere
Nominating and Governance	Richard A. Simonson (Chair), Leonard S. Coleman and Jeff Huber

Audit Committee

The Audit Committee assists the Board in its oversight of the Company's financial reporting and other matters, and is directly responsible for the appointment, compensation and oversight of our independent auditors. The Audit Committee is comprised of three directors, each of whom in the opinion of the Board of Directors meets the independence requirements and the financial literacy standards of the NASDAQ Stock Market Rules, as well as the independence requirements of the SEC. In the opinion of the Board of Directors, Mr. Maffei meets the criteria for an "audit committee financial expert" as set forth in applicable SEC rules. The Audit Committee met eight times in fiscal 2011. For further information about the Audit Committee, please see the *Report of the Audit Committee of the Board of Directors* below.

Executive Compensation and Leadership Committee

The Executive Compensation and Leadership Committee (referred to in this section as "the ECLC") is responsible for setting the overall compensation strategy for the Company, for determining the compensation of the CEO (via recommendation to the Board) and other executive officers and for overseeing the Company's bonus and equity incentive plans and other benefit plans. In addition, the ECLC is responsible for reviewing and recommending to the Board compensation for non-employee directors. The ECLC is comprised of three directors, each of whom in the opinion of the Board of Directors meets the independence requirements of the NASDAQ Stock Market Rules and qualifies as an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code, as amended.

The ECLC has regularly-scheduled meetings on a quarterly basis and holds additional meetings as needed during the year. The ECLC also takes action by written consent, often after informal telephone discussions and other communications among the ECLC members and members of management. During fiscal 2011, the ECLC met eight times, four of which were regularly-scheduled quarterly meetings and the remainder of which were special sessions.

For its regularly-scheduled meetings, the ECLC maintains a calendar to help guide the meeting agendas and to ensure fulfillment of the various responsibilities outlined in the ECLC's charter. In fiscal 2011, this calendar included a review of the compensation philosophy of the Company, a comprehensive review of compensation levels of executive officers, a review of the compensation levels for members of the Board, review and approval of all executive officer employment offers and promotions, and review and approval of the fiscal 2010 annual cash bonus payments.

In fiscal 2011, the ECLC held special meetings to consider a variety of items including special compensation and equity retention programs, annual compensation reviews and increases, executive officer promotions, the terms and conditions of the compensation arrangements for new, departing, and continuing executive officers, and other administrative matters.

In fiscal 2011, the ECLC reviewed and approved the base salaries (including, if any, base salary adjustments), target cash bonus opportunities, and equity awards of each of our executive officers, including the named executive officers.

The ECLC has the authority to engage the services of outside advisors. During fiscal 2011, the ECLC engaged Compensia, Inc., a national compensation consulting firm, to assist with the ECLC's analysis and review of the compensation of our executive officers and other aspects of our total compensation strategy. Compensia also advised the ECLC with respect to each element of total direct compensation, including base salary, bonus, and equity awards. Compensia attends all ECLC meetings, works directly with the ECLC Chair and ECLC members, and sends all invoices, including descriptions of services rendered, to the ECLC Chair for review and payment. Compensia performed no work at the request of our management team during fiscal 2011.

From time to time, our management separately engages outside advisors in connection with the Company's compensation policies and practices. In fiscal 2011, we retained Frederic W. Cook & Co., a national compensation consulting firm, to assist management and the ECLC with a review of compensation levels for members of the Board. Frederic W. Cook & Co. only performed director compensation-related services for the Company during fiscal 2011.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for recommending to the Board nominees for election to the Board of Directors, for appointing directors to Board Committees, and for reviewing developments in corporate governance, reviewing and ensuring the quality of the Company's succession plans, recommending formal governance standards to the Board, reviewing the performance of the CEO, and establishing the Board's criteria for selecting nominees for director and for reviewing from time to time the appropriate skills, characteristics and experience required of the Board as a whole, as well as its individual members, including such factors as business experience and diversity. The Nominating and Governance Committee is currently comprised of three directors, each of whom in the opinion of the Board of Directors meets the independence requirements of the NASDAQ Stock Market Rules. The Nominating and Governance Committee met four times in fiscal 2011.

In evaluating nominees for director to recommend to the Board, the Nominating and Governance Committee will take into account many factors within the context of the characteristics and needs of the Board as a whole. While the specific needs of the Board may change from time to time, all nominees for director are considered on the basis of the following minimum qualifications:

- the highest level of personal and professional ethics and integrity, including a commitment to EA's values;
- practical wisdom and mature judgment;
- significant leadership experience in business, entertainment, technology, finance, corporate governance, public interest or other disciplines relevant to the long-term success of EA;
- the ability to gain an in-depth understanding of EA's business; and
- a willingness to represent the best interests of all EA stockholders and objectively appraise management's performance.

While there is no formal policy with regard to diversity, when considering candidates as potential members of the Board, the Nominating and Governance Committee considers the skills, background and experience of each candidate to evaluate his or her ability to contribute diverse perspectives to the Board. The goal of the Nominating and Governance Committee is to select candidates that have complementary and diverse perspectives, which together contribute to the Board's effectiveness as a whole. The primary consideration is to identify candidates that will best fulfill the Board's and the Company's needs at the time of the search. Therefore, the Nominating and Governance Committee does not believe it is appropriate to either nominate or exclude from nomination an individual based on gender, ethnicity, color, age, or similar factors.

In determining whether to recommend a director for re-election, the Nominating and Governance Committee will also consider the director's tenure on the Board, past attendance at meetings, participation in and contributions to the activities of the Board, the director's continued independence (including any actual, potential or perceived conflicts of interest), as well as the director's age and changes in his or her principal occupation or professional status. The Nominating and Governance Committee believes that the continuing service of qualified incumbent directors promotes stability and continuity on the Board of Directors, contributing to the Board's ability to work effectively as a collective body, while providing EA with the benefits of familiarity and insight into EA's affairs that its directors have developed over the course of their service. Accordingly, consistent with past EA practice, the Nominating and Governance Committee will first consider recommending incumbent directors who wish to continue to serve on the Board for re-election at EA's annual meeting of stockholders.

The Nominating and Governance Committee regularly seeks qualified candidates to serve as directors, particularly in situations where it determines not to recommend an incumbent director for re-election, an incumbent director declines to stand for re-election, or a vacancy arises on the Board for any reason (including the resignation, retirement, removal, death or disability of an incumbent director or a decision of the directors to expand the size of the Board). The Nominating and Governance Committee may, in its discretion, use a variety of means to identify and evaluate potential nominees for director. The Nominating and Governance Committee has used, and may continue to use, qualified search firms and may also work with members of EA's Human Resources Department to identify potential nominees meeting the Board's general membership criteria discussed above. The Nominating and Governance Committee may also consider potential nominees identified by other sources, including current directors, senior management and stockholders. In determining whether to recommend a candidate to the Board, the Nominating and Governance Committee will consider the current composition of the Board and capabilities of current directors, as well as any additional qualities or capabilities considered necessary or desirable in light of the existing or anticipated needs of the Board.

The Nominating and Governance Committee will evaluate candidates proposed by stockholders under criteria similar to the evaluation of other candidates, except that it may also consider as one of the factors in its evaluation, the amount of EA voting stock held by the stockholder and the length of time the stockholder has held such stock. Stockholders wishing to submit candidates for consideration by the Nominating and Governance Committee may do so by writing to EA's Corporate Secretary at Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065, Attn: Director Nominations. To be considered by the Nominating and Governance Committee in connection with EA's annual meeting of stockholders, recommendations must be submitted in writing to EA not less than 120 calendar days prior to the anniversary of the date on which EA's proxy statement was released to stockholders in connection with the previous year's annual meeting (on or about February 10, 2012, for our 2012 Annual Meeting of Stockholders). Recommendations should include: (1) the stockholder's name, address and telephone number; (2) the amount and nature of record and/or beneficial ownership of EA securities held by the stockholder; (3) the name, age, business address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the proposed candidate; (4) a description of the qualifications and background of the proposed candidate that addresses the minimum qualifications and other criteria for Board membership approved by the Board from time to time and set forth in EA's Corporate Governance Guidelines; (5) the amount and nature of record and/or beneficial ownership of EA securities held by the proposed candidate, if any; (6) a description of all arrangements or understandings between the stockholder and the proposed candidate relating to the proposed candidate's candidacy; (7) a statement as to whether the proposed candidate would be considered an independent director under applicable NASDAQ Stock Market Rules or an audit committee financial expert under applicable SEC rules; (8) the consent of the proposed candidate (a) to be named in the proxy statement relating to EA's annual meeting of stockholders, and (b) to serve as a director if elected at such annual meeting; and (9) any other information regarding the proposed candidate that may be required to be included in a proxy statement by applicable SEC rules. The Nominating and Governance Committee may request any additional information reasonably necessary to assist it in assessing a proposed candidate.

Corporate Governance Guidelines

Our Board of Directors has adopted, upon the recommendation of the Nominating and Governance Committee, a formal set of Corporate Governance Guidelines. A complete copy of the Corporate Governance Guidelines is available in the Investor Relations portion of our website at *http://investor.ea.com*. Our Corporate Governance Guidelines contain policies relating to:

- Board membership and independence criteria;
- Election of directors;
- Director resignations;
- Executive sessions of independent directors led by a Lead Director;
- Authority to hire outside advisors;
- Director orientation and education;
- Board and Committee self-evaluations;
- Attendance at annual meetings of stockholders;
- Stock ownership guidelines for our directors and executive officers;
- Stockholder communications with the Board;
- Director access to management; and
- Board and Committee roles in CEO evaluation and management succession planning.

Global Code of Conduct

Our Global Code of Conduct (which includes code of ethics provisions applicable to our directors, principal executive officer, principal financial officer, principal accounting officer, and other senior financial officers) is available in the Investor Relations section of our website at *http://investor.ea.com*. From time to time, we post amendments to our Global Code of Conduct in the Investor Relations section of our website. Copies of our Board committee charters and Global Code of Conduct are available without charge by contacting our Investor Relations department at (650) 628-7352.

The Board's Oversight of Risk Issues

The full Board and the Board Committees are responsible for managing different forms of risk. Business risks are reviewed by the full Board in conjunction with management. The Board regularly receives management presentations from different areas of the business regarding the opportunities and risks in those areas and engages in dialogue with executive management regarding these issues. Risks related to investments, financial reporting, internal controls and procedures and compliance issues are reviewed regularly by the Audit Committee, which oversees the financial reporting, global audit and legal compliance functions. The Nominating and Governance Committee reviews issues of director and CEO succession.

Compensation-related risks are reviewed by the Executive Compensation and Leadership Committee with members of management responsible for structuring the Company's compensation programs. As part of those risk oversight efforts, we evaluated our compensation programs to determine whether the design and operation of our policies and practices could encourage executives or employees to take excessive or inappropriate risks that would be reasonably likely to have a material adverse effect on the Company. In particular, we considered the design, size, and scope of our cash and equity incentive programs and program features that mitigate against potential risks, such as payout caps, equity award clawbacks, the quality and mix of performance-based and "at risk" compensation, and, with regard to our equity incentive programs, the stock ownership requirements applicable to our executives. The Executive Compensation and Leadership Committee reviewed the results of our evaluation with management and the Committee's consultant, Compensia. The Executive Compensation and Leadership Committee concluded that our compensation policies and practices strike an appropriate balance of risk and reward in relation to our overall business strategy, and do not create risks that are reasonably likely to have a material adverse effect on the Company. The "Compensation Discussion and Analysis" section below generally describes the compensation policies and practices applicable to our named executive officers.

Director Attendance at Annual Meetings

Our directors are expected to make every effort to attend our annual meeting of stockholders. Seven of the ten directors who were elected at the 2010 Annual Meeting of Stockholders attended the meeting.

Stockholder Communications with the Board of Directors

EA stockholders may communicate with the Board as a whole, with a committee of the Board, or with an individual director by sending a letter to EA's Corporate Secretary at Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065, or by sending an email to StockholderCommunications@ea.com. All stockholder communications received will be handled in accordance with procedures approved by the independent directors serving on the Board. For further information regarding the submission of stockholder communications, please visit the Investor Relations portion of our website at *http://investor.ea.com.*

DIRECTOR COMPENSATION AND STOCK OWNERSHIP GUIDELINES

Our ECLC is responsible for reviewing and recommending to our Board the compensation paid to our non-employee directors. Historically, our non-employee directors have been paid a mix of cash and equity compensation for their service as directors. During fiscal 2011, Mr. Riccitiello did not receive any additional compensation for his service as a director. The table below reflects the annualized components of cash compensation for directors (other than Mr. Riccitiello) that were in place during fiscal 2011. Because our Board year does not correspond to our fiscal year, actual amounts paid during fiscal 2011 were pro-rated based on the annualized figures in the following table. For more information regarding the specific compensation received by each non-employee director during fiscal 2011, see the "Fiscal 2011 Director Compensation Table" below.

Fiscal 2011 Annualized Components of Non-Employee Director Cash Compensation

Annual Retainer	$50,000
Service on the Audit Committee	$10,000
Chair of the Audit Committee	$10,000
Service on the Executive Compensation and Leadership Committee	$ 7,500
Chair of the Executive Compensation and Leadership Committee	$ 7,500
Service on the Nominating and Governance Committee	$ 7,500
Chair of the Nominating and Governance Committee	$ 2,500
Chairman of the Board	$50,000
Service as Lead Director	$25,000

In addition, individual directors were eligible to earn up to $1,000 per day, with the approval of the Board of Directors, for special assignments, which may include providing advisory services to management in such areas as sales, marketing, public relations, technology and finance (provided, however, no independent director is eligible for a special assignment if the assignment or payment for the assignment would prevent the director from being considered independent under applicable NASDAQ Stock Market or SEC rules). No directors earned any compensation for special assignments during fiscal 2011.

Stock Compensation

Non-employee directors are eligible to receive restricted stock units upon his or her election, re-election or appointment to the Board as determined at the discretion of the Board.

In fiscal 2011, 10,000 restricted stock units were granted under the Equity Plan to each of our non-employee directors who were re-elected at the 2010 Annual Meeting of Stockholders on August 5, 2010. Mr. Ubiñas, who was appointed to the Board as of November 9, 2010, was granted a pro-rated grant of 7,500 restricted stock units on November 16, 2010. These restricted stock units vest in their entirety on the date of the 2011 Annual Meeting.

Under the Equity Plan, non-employee directors may elect to receive all or part of their cash compensation in the form of common stock. As an incentive for our non-employee directors to increase their stock ownership in EA, non-employee directors making such an election receive shares of common stock valued at 110 percent of the cash compensation they would have otherwise received. Such shares are awarded via the grant and immediate exercise of a stock option having an exercise price equal to the fair market value of our common stock on the date of grant, which is the first trading day of each quarter of the Board year.

Other Benefits

Non-employee directors, who are not employed with any other company, are offered an opportunity to purchase certain EA health, dental and vision insurance while serving as a Board member with the option for the continuation of benefits upon the expiration of their Board term. Participating directors pay 100 percent of their own insurance premiums.

Deferred Compensation Plan

We maintain a Deferred Compensation Plan ("DCP") that allows our directors and certain employees, including our named executive officers, to defer receipt of their director fees or base salary, as the case may be, into cash accounts that mirror the gains and/or losses of several different investment funds which correspond to the funds we have selected for our 401(k) plan. Director participants may defer up to 100 percent of their director fees until the date(s) they have specified. We are not required to make any contributions to the DCP and did not do so in fiscal 2011.

Stock Ownership Guidelines

Each non-employee director is required, within three years of becoming a director, to own shares of EA common stock or vested restricted stock units having a value of at least three years' annual retainer for service on the Board. As of May 20, 2011, each of our directors had either fulfilled their ownership requirements or had not yet reached three years of service.

FISCAL 2011 DIRECTOR COMPENSATION TABLE

The following table shows compensation information for each of our directors during fiscal 2011 (other than Mr. Riccitiello):

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Options Awards ($)(3)	Total ($)
Leonard S. Coleman	65,000	172,300	—	237,300
Jeffrey T. Huber	—	172,300	61,204(4)	233,504
Geraldine B. Laybourne	56,883	172,300	8,933(4)	238,116
Gregory B. Maffei	52,500	172,300	19,244(4)	244,044
Vivek Paul	—	172,300	66,002(4)	238,302
Lawrence F. Probst III	100,000	172,300	—	272,300
Richard A. Simonson	31,875	172,300	58,433(4)	262,608
Linda J. Srere	43,142	172,300	17,866(4)	233,308
Luis A. Ubiñas	30,000	115,425	—	145,425
Gary M. Kusin(5)	45,000	172,300	—	217,300

(1) The amounts presented in this column represent compensation that was earned and paid as cash, including cash compensation of $65,000, $52,500 and $31,875 that was deferred by Messrs. Coleman, Maffei and Simonson, respectively, into cash accounts pursuant to the terms of our Deferred Compensation Plan, described above.

(2) Represents the aggregate grant-date fair value of restricted stock units ("RSUs") granted in fiscal 2011. Grant-date fair value for RSUs is calculated using the closing price of our common stock on the grant date. For additional information regarding the valuation methodology for RSUs, see Note 13, "Stock-Based

Compensation and Employee Benefit Plans," of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011. Each non-employee director standing for re-election at the 2010 Annual Meeting received an RSU grant of 10,000 shares of EA common stock with a grant-date fair value of $172,300 based on a closing price of $17.23 for our common stock on the NASDAQ Global Select Market on the date of grant, August 5, 2010, except for Mr. Ubiñas who joined our Board on November 9, 2010. Mr. Ubiñas received a pro-rata RSU grant of 7,500 shares, with a grant-date fair value on November 16, 2010 of $115,425. The RSUs granted at the 2010 Annual Meeting and the RSUs granted to Mr. Ubiñas vest in their entirety on the date of the 2011 Annual Meeting. The aggregate number of unvested RSUs held by each of our non-employee directors as of April 2, 2011 (the last day of fiscal 2011) was as follows: Mr. Coleman, 10,000; Mr. Huber, 11,875; Ms. Laybourne, 11,250; Mr. Maffei, 10,000; Mr. Paul, 10,000; Mr. Probst, 10,000; Mr. Simonson, 10,000; Ms. Srere, 10,000 and Mr. Ubiñas, 7,500.

(3) As described above under "Stock Compensation", our non-employee directors may elect to receive all or part of their cash compensation for a given quarter of the Board year in the form of EA common stock. Non-employee directors making such an election receive shares of common stock valued at 110 percent of the cash compensation they would have otherwise received. Such shares are awarded via the grant and immediate exercise of a stock option having an exercise price equal to the fair market value of our common stock on the date of grant, which is the first trading day of each quarter of the Board year. The only stock options granted to our directors during fiscal 2011 were to those directors electing to receive all or part of their cash compensation in the form of stock, as detailed in footnote 4 below. For additional information on the valuation methodology and assumptions used to calculate the fair value of stock options, see Note 13, "Stock-Based Compensation and Employee Benefit Plans," of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011. The aggregate number of unexercised stock options held by each of our non-employee directors as of the April 2, 2011 (the last day of fiscal 2011) was as follows Mr. Coleman, 139,872; Mr. Huber, 10,500; Ms. Laybourne, 16,800; Mr. Maffei, 107,866; Mr. Paul, 61,033; Mr. Probst, 2,241,100; Mr. Simonson, 50,200; and Ms. Srere, 114,872. Mr. Kusin, who retired on November 9, 2010, has 55,200 exercisable options under the retirement provisions of EA's stock plans, which extends the post-termination exercise period up to 60 months following his retirement from the Board.

(4) The following table presents the number of shares each director received in lieu of cash as a result of his or her elections during fiscal 2011 and the grant-date fair value of the immediately exercised options:

Name	Grant Date	Exercise Price	Shares Subject to Stock Options Grants and Immediately Exercised	Grant-Date Fair Value ($)
Jeffrey T. Huber	5/3/2010	19.72	698	13,765
	8/5/2010	17.23	917	15,800
	11/1/2010	15.80	1,001	15,816
	2/1/2011	15.62	1,013	15,823
				61,204
Geraldine B. Laybourne	5/3/2010	19.72	453	8,933
Gregory B. Maffei	2/1/2011	15.62	1,232	19,244
Vivek Paul	5/3/2010	19.72	837	16,506
	8/5/2010	17.23	958	16,506
	11/1/2010	15.80	1,044	16,495
	2/1/2011	15.62	1,056	16,495
				66,002
Richard A. Simonson	5/3/2010	19.72	592	11,674
	8/5/2010	17.23	679	11,699
	11/1/2010	15.80	740	11,692
	2/1/2011	15.62	1,496	23,368
				58,433
Linda J. Srere	5/3/2010	19.72	906	17,866

(5) Mr. Kusin retired from our Board of Directors on November 9, 2010.

Proxy Statement

PROPOSAL 2. AMENDMENT TO THE 2000 EQUITY INCENTIVE PLAN

The 2000 Equity Incentive Plan, which was approved by the stockholders on March 22, 2000, continues EA's program of providing equity incentives to eligible employees, officers and directors. We offer these incentives in order to assist in recruiting, retaining and motivating qualified employees, officers and directors. Since the Equity Plan's adoption, 104,685,000 shares of common stock have been reserved for issuance. For more information regarding the Equity Plan, please read the full text of the Equity Plan, as proposed to be amended, or the summary of its material terms, as proposed to be amended, included as Appendix A of this proxy statement.

We are proposing an amendment to the 2000 Equity Incentive Plan that would:

- ***Increase the number of shares authorized under the Equity Plan by 10,000,000 shares to a total of 114,685,000 shares.***

  We believe that alignment of the interests of our stockholders and our employees, officers and directors is best advanced through the issuance of equity incentives as a portion of their total compensation. In this way, we reinforce the link between our stockholders and our employees', officers' and directors' focus on personal responsibility, creativity and stockholder returns. Equity incentives such as stock options and restricted stock units also play an important role in our recruitment and retention strategies, as the competition for creative and technical talent and leadership in our industry is intense.

  While equity is a strategic tool for recruitment and retention, we also carefully manage stock option and restricted stock unit issuances and strive to keep the dilutive impact of the equity incentives we offer within a reasonable range. Historically, we have made a significant portion of our equity grants in a given fiscal year in connection with our annual reviews and merit increases.

  During fiscal 2011, we granted stock options to purchase a total of approximately 174,047 shares and restricted stock units to acquire a total of 8,210,716 shares. Together these stock option and restricted stock unit grants represented approximately 2.5 percent of our total shares outstanding as of March 31, 2011. As of March 31, 2011, the Company had 12,899,437 outstanding stock options under all plans with a weighted average exercise price of $31.39 and a weighted average remaining contractual life of 5.26 years. Also as of that same date, there were 15,963,628 granted but unvested shares of restricted stock and/or restricted stock units, and the number of shares remaining available for future grant under all plans was 16,857,464 shares available for issuance as stock options or 11,788,436 shares available for issuance as restricted stock and/or restricted stock units. Going forward, we intend to continue to responsibly manage issuances of equity incentive awards under the Equity Plan.

  The Equity Plan contains several features designed to protect stockholders' interests. For example, the Equity Plan does not allow any options to be granted at less than 100 percent of fair market value, and the exercise price of outstanding options issued under the Equity Plan may not be reduced without stockholder approval. The Equity Plan does not contain an "evergreen" provision whereby the number of authorized shares is automatically increased on a regular basis. In addition, the Equity Plan prohibits us from loaning, or guaranteeing the loan of, funds to participants under the Equity Plan.

Plan Benefits

The amount and timing of awards granted under the Equity Plan are determined in the sole discretion of the administrator and therefore cannot be determined in advance. The future awards that would be received under the Equity Plan by directors, executive officers and other employees are discretionary and are therefore not determinable at this time.

Required Vote and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal.

The Board recommends a vote FOR the amendment to the 2000 Equity Incentive Plan.

PROPOSAL 3. AMENDMENT TO THE 2000 EMPLOYEE STOCK PURCHASE PLAN

The 2000 Employee Stock Purchase Plan, which initially was approved by the stockholders on July 27, 2000, provides our employees with a convenient means of purchasing equity in the Company through payroll deductions. It also provides an incentive for continued employment. Since its adoption, 14,800,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan is intended to qualify as a "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended, for participants residing in the United States. For more information regarding the Purchase Plan, please read the full text of the Purchase Plan, as proposed to be amended, or the summary of its material terms, as proposed to be amended, included as Appendix B of this proxy statement.

Since the adoption of the Purchase Plan, we have experienced significant growth in the number of employees who elect to participate in the Purchase Plan. The following table presents information since the beginning of fiscal 2009 relating to the aggregate number of shares purchased under the Purchase Plan, as well as the number of employees who have participated in the Purchase Plan:

	Shares Purchased Pursuant to the Purchase Plan	No. of Employees Participating as of the Last Purchase Date in Fiscal Year
Fiscal 2009	1,322,892	4,494
Fiscal 2010	2,154,631	3,739
Fiscal 2011	2,188,380	3,266
Fiscal 2012	(1)	3,470(2)

(1) Fiscal 2012 purchases under the 2000 Purchase Plan will be made in August 2011 and February 2012.

(2) Represents estimated number of participants in the 2000 Purchase Plan as of May 20, 2011. Participants have the right to withdraw from the 2000 Purchase Plan at any time prior to a purchase date. The number of participants may increase or decrease prior to February 2012, the last purchase date in fiscal 2012.

We are proposing an amendment to the 2000 Employee Stock Purchase Plan that would:

- ***Increase the number of shares authorized under the Purchase Plan by 3,500,000 shares to a total of 18,300,000 shares.***

  The proposed amendment would increase the number of shares authorized under the Purchase Plan by 3,500,000 to a total of 18,300,000, an amount that we expect will continue to permit all current and potential future employees to fully participate in the Purchase Plan at least until the 2013 Annual Meeting of Stockholders. The 3,500,000 shares that we are requesting this year is more than the 2,000,000 shares approved by the stockholders at the 2010 Annual Meeting, and if this share amount is approved by the stockholders, we do not anticipate asking stockholders to approve another share increase for the 2000 Purchase Plan until the 2013 Annual Meeting of Stockholders, which enables us to manage our Employee Stock Purchase Plan for a longer period. We believe that the Purchase Plan plays an important role to incentivize our employees and to encourage equity ownership, which serves to align their interests with our stockholders.

For more information about the Purchase Plan, we urge you to read the summary of its material terms included as Appendix B to this proxy statement.

Required Vote and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal.

The Board recommends a vote FOR the amendment to the 2000 Employee Stock Purchase Plan.

PROPOSAL 4. ADVISORY VOTE REGARDING THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

In accordance with the SEC's proxy rules, we are seeking an advisory, non-binding stockholder vote with respect to the compensation of our named executive officers ("NEOs") for fiscal year 2011, as disclosed in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement.

The compensation of our NEOs is described in detail in the "Compensation Discussion and Analysis" section of this Proxy Statement beginning on page 28, which we encourage you to read for additional details on our executive compensation programs and the fiscal year 2011 compensation of our NEOs.

Our executive compensation programs are based on three core principles that are designed to motivate our NEOs to achieve annual financial and strategic objectives and create long-term stockholder value. The fiscal 2011 compensation of our NEOs reflected these core principles:

- A significant portion of each NEO's cash compensation was based on the annual financial and operational performance of the Company and the NEO's business unit (if applicable) and therefore "at risk";
- A significant portion of each NEO's total compensation was provided in the form of long-term equity to further align the interest of NEOs and stockholders; and
- The target total direct compensation package for each was consistent with market practices for executive talent and each NEO's individual experience, responsibilities and performance.

We believe our compensation programs and policies for fiscal 2011 were consistent with our core compensation principles, aligned with stockholders' interests, supported by strong compensation governance practices and worthy of continued stockholder support. Accordingly, we ask for our stockholders to indicate their support for the compensation paid to our NEOs, by voting "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers for 2011, including the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosures in this Proxy Statement."

Our Board of Directors and Executive Compensation and Leadership Committee value the opinions of our stockholders and will consider the outcome of the vote, along with other relevant factors, in evaluating its compensation program for our named executive officers.

Advisory Vote and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal.

The Board recommends a vote FOR the approval of the foregoing resolution.

PROPOSAL 5. ADVISORY VOTE REGARDING THE FREQUENCY OF HOLDING FUTURE ADVISORY VOTES ON THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

In addition to holding a "say on pay" advisory vote, we are submitting an advisory vote to stockholders regarding the frequency of future advisory "say on pay" votes, in accordance with the SEC's proxy rules. We are asking stockholders to vote on whether future "say on pay" votes, such as Proposal 4 above, should be held every year, every two years, or every three years.

Stockholders will be able to specify one of four choices for this proposal on the proxy card: one year, two years, three years or abstain. The option that receives the highest number of votes by Company stockholders will be the frequency for the advisory vote on executive compensation that has been selected by the stockholders.

Advisory Vote and Board of Directors' Recommendation

The frequency that receives the highest number of votes cast will be deemed to be the frequency selected by the stockholders.

The Board recommends that stockholders vote FOR the option of "ONE YEAR" as your preference for the frequency of holding future advisory votes on the compensation of our named executive officers.

PROPOSAL 6. RATIFICATION OF THE APPOINTMENT OF KPMG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP has audited the financial statements of EA and its consolidated subsidiaries since fiscal 1987. The Board, through the Audit Committee, has appointed KPMG LLP as EA's independent auditors for fiscal 2012. The Audit Committee and the Board believe that KPMG LLP's long-term knowledge of EA and its subsidiaries is valuable to the Company. Representatives of KPMG LLP have direct access to members of the Audit Committee and the Board. We expect one or more representatives of KPMG LLP to attend the Annual Meeting in order to respond to appropriate questions from stockholders.

Ratification of the appointment of KPMG LLP as our independent auditors is not required by our bylaws or otherwise. The Board of Directors has determined to submit this proposal to the stockholders as a matter of good corporate practice. If the stockholders do not ratify the appointment, the Audit Committee will review their future selection of auditors. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and the stockholders.

Fees of Independent Auditors

The aggregate fees billed for the last two fiscal years for each of the following categories of services are set forth below:

Description of Fees	Year Ended March 31, 2011	Year Ended March 31, 2010
Audit Fees[1]		
– Worldwide audit fee	$4,603,000	$4,838,000
– Accounting concurrence and regulatory matters	46,000	218,000
Total audit fees	4,649,000	5,056,000
Audit-Related Fees[2]		
– Acquisition-related due diligence	40,000	—
Total audit-related fees	40,000	—
Tax Fees[3]		
– Compliance	412,000	435,000
Total tax fees	412,000	435,000
Total All Fees	$5,101,000	$5,491,000

(1) Audit Fees: This category includes the annual audit of the Company's financial statements and internal controls over financial reporting (including required quarterly reviews of financial statements included in the Company's quarterly reports on Form 10-Q), and services normally provided by the independent auditors in connection with regulatory filings. This category also includes consultation on matters that arose during, or as a result of the audit or review of financial statements, statutory audits required for our non-US subsidiaries, and services associated with our periodic reports and other documents filed with the SEC and foreign filings, as well as Sarbanes-Oxley Section 404 compliance consultation.

(2) Audit-Related Fees: This category consists of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fee." These services may include employee benefit plan audits, accounting consultations in connection with transactions, and merger and acquisition due diligence. In fiscal year 2011, these fees relate to acquisition-related due diligence.

(3) Tax Fees: This category includes compliance services rendered for U.S. and foreign tax compliance and returns, and transfer pricing documentation, as well as planning and advice, which consists primarily of technical tax consulting.

Services Provided by the Independent Auditor

The Audit Committee is required to pre-approve the engagement of, and has engaged, KPMG LLP to perform audit and other services for the Company and its subsidiaries. The Company's procedures for the pre-approval by the Audit Committee of all services provided by KPMG LLP comply with SEC regulations regarding pre-approval of services. Services subject to these SEC requirements include audit services, audit-related services, tax services and other services. The audit engagement is specifically approved and the auditors are retained by the Audit Committee. In some cases, pre-approval for a particular category or group of services is provided by the Audit Committee for up to a year, subject to a specific budget and to regular management reporting. In other cases, the Chairman of the Audit Committee has the delegated authority from the Audit Committee to pre-approve additional services up to a specified dollar limit, and such pre-approvals are then communicated to the full Audit Committee.

The Audit Committee considered and determined that fees for services other than audit and audit-related services are compatible with maintaining KPMG LLP's independence.

Required Vote and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against the proposal.

The Board recommends a vote FOR the ratification of KPMG LLP as our independent auditors for fiscal 2012.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The following Report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that EA specifically incorporates it by reference into a filing.

The Audit Committee of the Board of Directors operates under a written charter, which was most recently amended in May 2006. The Audit Committee is comprised of three non-employee directors, each of whom in the opinion of the Board of Directors meets the current independence requirements and financial literacy standards of the NASDAQ Stock Market Rules, as well as the independence requirements of the Securities and Exchange Commission. During fiscal 2011, the Audit Committee consisted of Gregory B. Maffei, Vivek Paul and Gary M. Kusin until November 9, 2010, at which date, Mr. Kusin retired from the Board of Directors and was replaced on the Audit Committee by Luis A. Ubiñas. In the opinion of the Board of Directors, Mr. Maffei meets the criteria for a "financial expert" as set forth in applicable SEC rules, as well as the above-mentioned independence requirements.

EA's management is primarily responsible for the preparation, presentation and integrity of the Company's financial statements. EA's independent registered public accounting firm, KPMG LLP ("independent auditors"), is responsible for performing an independent audit of the Company's (i) financial statements and expressing an opinion as to the conformity of the financial statements with U.S. generally accepted accounting principles, and (ii) internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon.

The function of the Audit Committee is to assist the Board of Directors in its oversight responsibilities relating to the integrity of EA's accounting policies, internal controls and financial reporting. The Audit Committee reviews EA's quarterly and annual financial statements prior to public earnings releases and submission to the SEC; reviews and evaluates the performance of EA's internal audit function; reviews and evaluates the performance of EA's independent auditors; consults with the independent auditors and EA's internal audit function regarding internal controls and the integrity of the Company's financial statements; assesses the independence of the independent auditors; and is responsible for the selection of the independent auditors. In this context, the Audit Committee has met and held discussions with members of management, EA's internal audit function and the independent auditors. Company management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. Company management has also represented to the Audit Committee that the Company's internal control over financial reporting was effective as of the end of the Company's most recently-completed fiscal year, and the Audit Committee has reviewed and discussed the Company's internal control over financial reporting with management and the independent auditors. The Audit Committee also discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality and acceptability of the Company's financial reporting process and internal controls. The Audit Committee has also discussed with the Company's independent auditors the overall scope and plans for their annual audit and reviewed the results of that audit with management and the independent auditors.

In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from the Company and its management, including the matters in the written disclosures required by the Public Company Accounting Oversight Board (United States). The Audit Committee has also considered whether the provision of any non-audit services (as described above under "Proposal 6. Ratification of the Appointment of KPMG LLP, Independent Registered Public Accounting Firm" — "Fees of Independent Auditors") and the employment of former KPMG LLP employees by the Company is compatible with maintaining the independence of KPMG LLP.

The members of the Audit Committee are not engaged in the practice of auditing or accounting. In performing its functions, the Audit Committee necessarily relies on the work and assurances of the Company's management and independent auditors.

In reliance on the reviews and discussions referred to in this report and in light of its role and responsibilities, the Audit Committee recommended to the Board of Directors that the audited consolidated balance sheets of the Company as of each of the last two years ended March 31, 2011 and the audited consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows of the Company for each of the last three years ended March 31, 2011 be included for filing with the SEC in the Company's Annual Report on Form 10-K for the year ended March 31, 2011. The Audit Committee has also approved the selection of KPMG LLP as the Company's independent auditors for fiscal 2012.

AUDIT COMMITTEE

Gregory B. Maffei (Chairman)

Vivek Paul

Luis A. Ubiñas

PRINCIPAL STOCKHOLDERS

The following table shows, as of May 20, 2011, the number of shares of our common stock owned by our directors, executive officers named in the Summary Compensation Table below, our current directors and executive officers as a group, and beneficial owners known to us holding more than 5 percent of our common stock. As of May 20, 2011, there were 333,227,368 shares of our common stock outstanding. Except as otherwise indicated, the address for each of our directors and executive officers is c/o Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065.

Stockholder Name	Shares Owned[1]	Right to Acquire[2]	Percent of Outstanding Shares[3]
Dodge & Cox[4]	35,921,157	—	10.8%
Primecap Management Company[5]	26,464,279	—	7.9%
T. Rowe Price Associates Inc.[6]	24,562,706	—	7.4%
Capital Research Global Investors[7]	21,490,000	—	6.4%
The Vanguard Group, Inc.[8]	18,757,379	—	5.6%
Lawrence F. Probst III[9]	1,107,669	2,241,100	1.0%
John S. Riccitiello[10]	199,922	636,160	*
Eric F. Brown	57,116	250,075	*
Peter Moore	49,476	393,958	*
Frank D. Gibeau	27,432	516,608	*
Linda J. Srere	18,194	89,872	*
Vivek Paul	13,693	65,333	*
Gregory B. Maffei	12,180	112,166	*
Leonard S. Coleman	10,196	94,172	*
Jeffrey T. Huber	9,451	11,550	*
Richard A. Simonson	8,442	54,500	*
Geraldine B. Laybourne	2,825	20,000	*
Luis A. Ubiñas	—	—	
John Schappert[11]	—	—	*
All executive officers and directors as a group (19) persons[12]	1,849,503	4,720,502	2.0%

* Less than 1%

(1) Unless otherwise indicated in the footnotes, includes shares for which the named person has sole or shared voting and investment power. Excludes shares that may be acquired through stock option exercises.

(2) Includes (a) shares of common stock that may be acquired through stock option exercises within 60 days of May 20, 2011, (b) in the case of Messrs. Coleman, Maffei, Paul and Simonson, reflects 4,300 restricted stock units ("RSUs") that have vested but have been deferred, (c) in the case of Ms. Laybourne, reflects 2,150 RSUs that have vested but have been deferred and (d) in the case of Messrs. Brown, Gibeau, and Moore, 5,075, 10,708 and 9,458 RSUs, respectively, that vest within 60 days of May 20, 2011.

(3) Calculated based on the total number of shares owned plus the number of shares that may be acquired through stock option exercises and the vesting of restricted stock units within 60 days of May 20, 2011.

(4) Based on information contained in a report on Form 13F filed with the SEC in which Dodge & Cox indicated that as of March 31, 2011 it had sole power to vote or direct the vote of 35,921,157 shares. The address for Dodge & Cox is One Sansome Street, San Francisco, CA 94104.

(5) Based on information contained in a report on Form 13F filed with the SEC in which Primecap Management Company indicated that as of March 31, 2011 it had sole power to vote or direct the vote of 26,464,279 shares. The address for Primecap Management Company is 225 South Lake Ave, Suite 400, Pasadena, CA 91101.

(6) Based on information contained in a report on Form 13F filed with the SEC in which T. Rowe Price Associates Inc. indicated that as of March 31, 2011 it had sole power to vote or direct the vote of 24,562,706 shares. The address for T. Rowe Price Associates Inc. is 100 East Pratt Street, Baltimore, MD 21202.

(7) Based on information contained in a report on Form 13F filed with the SEC in which Capital Research Global Investors indicated that as of March 31, 2011 it had sole power to vote or direct the vote of 21,490,000 shares. The address for Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.

(8) Based on information contained in a report on Form 13F filed with the SEC in which The Vanguard Group, Inc. indicated that as of March 31, 2011 it had sole power to vote or direct the vote of 18,757,379 shares. The address for The Vanguard Group, Inc. is P.O. Box 2600, Valley Forge, PA, 19482.

(9) Includes 87,886 shares of common stock held by Mr. Probst's grantor's retained annuity trust, in which 43,943 shares each, are held in trust for Lawrence F. Probst IV and Scott Probst, respectively; 16,669 shares are held by Mr. Probst's spouse; and 469,713 shares are held by the Probst Family LP, of which Mr. Probst is a partner.

(10) Includes 1,700 shares of common stock held in trust for Mr. Riccitiello's minor children.

(11) Mr. Schappert served as EA's Chief Operating Officer until his resignation on April 25, 2011.

(12) Includes all executive officers and directors of EA as of May 20, 2011.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the fiscal 2011 compensation paid to our named executive officers (the "NEOs"), the compensation decisions made by our Executive Compensation and Leadership Committee (the "Committee"), and the financial, strategic, and operational performance factors that guided those compensation decisions. Our NEOs for fiscal 2011 were:

- John S. Riccitiello, Chief Executive Officer;
- Eric F. Brown, Executive Vice President, Chief Financial Officer;
- Frank D. Gibeau, President, EA Games;
- Peter Moore, President, EA SPORTS; and
- John C. Schappert, former Chief Operating Officer.

Mr. Schappert resigned and ceased being EA's Chief Operating Officer effective April 25, 2011.

COMPENSATION PRINCIPLES AND STRUCTURE

Our compensation programs are designed to motivate our NEOs to achieve annual financial, strategic, and operational objectives and create long-term stockholder value. We structure and review our NEO compensation in accordance with a compensation philosophy that is based on three core principles, each of which is intended to promote a pay-for-performance approach to executive compensation:

- Principle 1 — Cash Compensation: A significant portion of each NEO's cash compensation should be based on the annual financial, strategic and operational performance of the Company and the NEO's business unit (if applicable) and be "at risk";
- Principle 2 — Equity Compensation: A significant portion of each NEO's total compensation should be provided in the form of long-term equity to enhance the alignment between NEO and stockholder interests; and
- Principle 3 —Target Total Direct Compensation: The target total direct compensation package for each NEO should be consistent with market practices for executive talent, as well as each NEO's individual experience, responsibilities and performance.

We believe these principles promote the long-term profitable growth of the Company and align compensation with the long-term interests of the Company's stockholders. In addition, these principles are in place to help us retain a strong leadership team in an industry that is highly competitive for executive talent. The Company has faced recruiting pressures from our named peer companies (as discussed further below), as well as from emerging start-up companies and other very large, diversified technology and entertainment companies.

Each of these core principles guided the Company's compensation program designs for fiscal 2011 as follows:

Principle 1 — Cash Compensation: The cash compensation of each NEO consists of a competitive base salary and the opportunity to earn an annual cash bonus based on Company and business unit (if applicable) financial, strategic and operational performance. Cash bonuses represent approximately half of our NEOs' targeted cash compensation, and serve to put a significant portion of their cash compensation "at risk." Each NEO is assigned a target bonus (expressed as a percentage of base salary), and then the actual bonus payout is determined with regard to the financial and operational performance of the Company, the NEO's business unit (if applicable), as well as the NEO's achievement of strategic and operational objectives during the fiscal year.

Our bonus program is designed so that actual payouts are awarded at target levels only if the Company and the NEO meet pre-determined financial, strategic and operational fiscal year objectives. For example, in fiscal 2009 and 2010, financial performance was below expectations and, consequently, the cash bonuses paid to our NEOs were below target levels. The initial phases of our transformation occurred in these prior years as we adopted new strategies and shifted focus to digital revenue models.

For fiscal 2011, we achieved a number of key financial, strategic and operational objectives including:

- improving our profitability by achieving the high end of our non-GAAP net revenue and earnings per share guidance;
- increasing significantly our non-GAAP diluted earnings per share year-over-year;
- exceeding our digital net revenue goals;
- improving the quality of our titles by releasing 15 titles with Metacritic scores rated 80 or better; and
- leading our industry segment — EA was the number one publisher in the Western World in fiscal 2011 with 16 percent share in North America and 18 percent share in Europe.

These performance achievements led to a bonus payout for our NEOs (excluding Mr. Schappert) of 52 percent of their aggregated maximum bonus for fiscal 2011 or 140 percent of their aggregated target for fiscal 2011, reflecting the Company's solid financial performance. The fiscal 2011 maximum bonus payout, target bonus payout, and actual bonus payout for each of our NEOs were as follows:

	FY 2011 Maximum Bonus Payout	FY 2011 Target Bonus Payout	FY 2011 Actual Bonus Payout
Mr. Riccitiello	$2,400,000	$1,200,000	$1,600,000
Mr. Brown	$1,800,000	$ 525,000	$ 700,000
Mr. Gibeau	$1,800,000	$ 590,833	$1,180,000
Mr. Moore	$1,800,000	$ 594,167	$ 580,000
Mr. Schappert	$1,800,000	$ 575,000	—

A detailed explanation of the criteria used by the Committee to determine the actual fiscal 2011 bonus awards for each of our NEOs is provided below in the section titled "Individual NEO Compensation." Mr. Schappert resigned as Chief Operating Officer effective April 25, 2011 and was not awarded a bonus for fiscal 2011.

Principle 2 — Equity Compensation: Approximately 60 percent of each of our NEO's (excluding Mr. Schappert) compensation for fiscal 2011 was provided in the form of long-term equity awards – aligning the interests of our NEOs with those of our stockholders. The fiscal 2011 equity awards granted to our NEOs were time-based restricted stock units ("RSUs"). The three-year vesting terms of these awards are designed to ensure that our NEOs focus on building sustainable stockholder value over the long-term.

For fiscal 2012, the Committee will provide a blend of performance-based and time-based equity awards to our NEOs. This approach is intended to further tie NEO compensation to the Company's stock performance, and reflects the Committee's belief that the Company's continued operational and financial achievements will result in a higher stock price. The performance-based RSUs granted in fiscal 2012 will vest based on the Company's total stockholder return relative to the performance of the companies in the NASDAQ-100 Index, an index of the 100 largest domestic and international non-financial securities listed on NASDAQ. Additional details regarding this fiscal 2012 equity program are described below in the section titled "Compensation Programs and Plans."

Principle 3 — Target Total Direct Compensation: We awarded total direct compensation to our NEOs for fiscal 2011 that was consistent with market practices and each NEO's role and experience. Total direct compensation has three components: base salary, annual cash bonus, and equity awards. For fiscal 2011, the Committee generally targeted the 50th to 75th percentile of the market range of comparable companies when setting the base salaries and target bonus opportunities for our NEOs, and targeted the 75th percentile for equity awards. While we generally target each of these compensation components at these levels, the actual base salary, bonus, and equity compensation provided to each NEO may be above or below these levels and is determined based on the Company's financial performance, each NEO's business unit financial (if applicable), strategic and operational performance, market trends, and other factors unique to each individual, such as their role and experience.

The Committee also considers the aggregate value of all three total direct compensation components, and generally targets the 50th to 75th percentile of the market range for total direct compensation. When necessary for retention, succession planning, or recognition of outstanding performance, the Committee may approve exceptional compensation programs for select key executives that could result in target total direct compensation above our target range.

Consistent with our philosophy and the objectives of our executive compensation program, the mix of total direct compensation collectively for our NEOs for fiscal 2011, excluding Mr. Schappert who did not receive a bonus for fiscal 2011, was as follows:



NEO Compensation Mix
16%
24%
60%
Base
Annual Bonus
Equity

The Committee believes that this mix reflects the Company's compensation philosophy and the core principles discussed above.

The amount of total direct compensation that each of our NEOs actually received, in the form of base salary paid, bonus awarded, and the value of equity that vested or was exercised during fiscal 2011 was below the low end of the market range, based on market data for the fourth quarter of fiscal 2011, with the exception of Mr. Gibeau whose total direct compensation was within the market range. In fiscal years when stock performance is below expectations, our NEOs will generally realize total direct compensation below our targeted range. Specifically, in fiscal 2011, our NEOs realized total direct compensation below our targeted range primarily due to the fact that no compensation was realized from the fiscal 2009 performance RSUs and no NEOs exercised stock options. Equity compensation accounts for a significant portion of our NEOs' compensation, and the lack of realized compensation from these prior equity awards demonstrates how our NEOs' actual compensation aligns with our compensation principles and stockholder interests. The amounts actually received by each NEO can be found in the compensation tables that follow this discussion.

THE COMMITTEE'S PROCESS FOR DETERMINING AND REVIEWING NEO COMPENSATION

For fiscal 2011, the Committee reviewed and approved the total direct compensation of each of our NEOs (other than for Mr. Riccitiello) in consultation with Compensia (an independent compensation consulting firm retained by the Committee) and members of Company management, pursuant to the process described below. The compensation setting process for Mr. Riccitiello is discussed below.

The first step in this process occurred in the third quarter of fiscal 2010 when the Committee examined market compensation practices and general trends for executive compensation.

To assess market compensation practices, the Committee first determined an appropriate group of comparable companies (our "peer group"). For fiscal 2011, the Committee elected to maintain the same peer group of companies that were used for comparison purposes in fiscal 2010. These are companies with comparable revenue, geographic markets, financial performance and expected growth rates in the following sectors:

- videogame companies (Activision Blizzard, Take-Two Interactive and THQ);
- technology/Internet companies (Adobe Systems, eBay, Expedia, IAC/Interactive Corp., Intuit, Symantec and Yahoo!);
- entertainment companies (Discovery Communications, Lions Gate Entertainment and Warner Music Group); and
- toy/game companies (Hasbro and Mattel).

Compensia then conducted a comprehensive analysis of our executive compensation programs using data from the Radford High Technology Executive Compensation Surveys, the Croner Software Games Survey, and publicly available information on our peer group. This analysis included a comparison of the compensation of each of our executive-level positions to similar positions in the market. Compensia's findings were provided to the Committee in February 2010.

Management then formulated compensation recommendations for our executive officers (including all NEOs other than Mr. Riccitiello), aided by the information provided by Compensia and each executive officer's annual performance review. The formal performance reviews for our NEOs were conducted by Mr. Riccitiello, with assistance from our Executive Vice President of Human Resources and Facilities.

In February 2010, the Committee reviewed the equity compensation of our executive officers, including each of our NEOs (other than for Mr. Riccitiello) and made equity award decisions for fiscal 2011. The Committee approved these awards with a grant date of May 17, 2010. In May 2010, the Committee also reviewed the non-equity compensation of our executive officers and made base salary and target cash bonus adjustments for fiscal 2011, as well as the fiscal 2010 cash bonus decisions. These decisions were made after consideration of the following factors, where applicable:

- the Company's compensation philosophy and the three compensation principles discussed at the beginning of this Compensation Discussion and Analysis;
- the financial, strategic and operational performance of the Company and the executive's relevant business unit (as applicable);
- the individual performance of each executive officer, as evaluated by management;
- the market data provided by Compensia; and
- the current unvested equity holdings and compensation of each executive officer.

Determining CEO Compensation

For Mr. Riccitiello, the compensation-setting process differed from our other NEOs as follows. A formal performance review was conducted by the Nominating and Governance Committee of the Board, with the assistance of the Executive Vice President of Human Resources and Facilities, taking into consideration Mr. Riccitiello's and the Company's financial, strategic and operational performance. That review was provided to the Committee, which then developed compensation recommendations for Mr. Riccitiello, with assistance from Compensia. The compensation recommendations and performance review were then presented to the full Board, which subsequently approved Mr. Riccitiello's cash bonus payout, base salary, target cash bonus opportunity and equity award.

INDIVIDUAL NEO COMPENSATION

This section describes how the base salary, annual cash bonus and equity awards were determined for each of our NEOs for fiscal 2011. Cash bonus awards were funded under the Electronic Arts Inc. Executive Bonus Plan (the "Executive Bonus Plan") based on the attainment of a pre-set non-GAAP earnings per share performance measure (as described below under "Executive Bonus Plan"). The amount of the actual cash bonus award for each NEO was then determined based on an assessment of each NEO's performance during fiscal 2011. Individual business unit financial (as applicable), strategic and operational objectives for each NEO were set at the beginning of the fiscal year and the objectives and achievements relevant to the fiscal 2011 bonus determination are discussed below. There was no mathematical calibration of bonus payments based on the financial objectives for each NEO. Rather, these objectives, like the other individual strategic and operational objectives, were evaluated on a qualitative basis by the Committee, which considered all of the factors discussed below in making their determination without assigning any specific weighting to the factors. For Mr. Riccitiello, each financial, strategic and operational objective was assigned a percentage weighting of his overall bonus; however, the final bonus award was determined based on an overall, qualitative assessment of his performance against objectives rather than a mathematical formula.

The following tables show the year-over-year change in base salary, annual cash bonus, equity awards and total direct compensation for our NEOs, but exclude other compensation elements which are discussed in the Summary Compensation Table, such as life insurance and disability premiums, Company matching 401(k) contributions and relocation related-costs, among others. In fiscal 2011, other compensation elements did not constitute a material portion of any NEO's compensation. The total direct compensation tables which follow are provided as additional information; please refer to the Summary Compensation Table for information regarding the total compensation paid to our NEOs in fiscal 2011.

Mr. Riccitiello

	FY 2011 ($)	*FY 2010 ($)*	*Change (%)*
Base Salary	$ 800,000	$ 800,000	0%
Annual Cash Bonus	$1,600,000	$ 746,667	114%
Total Cash Compensation	**$2,400,000**	**$1,546,667**	**55%**
Equity Awards	$3,508,000	$8,297,237	(58%)
Total Direct Compensation	**$5,908,000**	**$9,843,904**	**(40%)**

In fiscal 2011, Mr. Riccitiello's base salary was not increased from its fiscal 2010 level and his bonus target percentage also remained unchanged at 150 percent of his annual base salary. Based on market data, Mr. Riccitiello's base salary and target total cash compensation were below our targeted compensation levels.

Mr. Riccitiello's fiscal 2011 cash bonus payout was $1,600,000, which corresponds to 133 percent of his target bonus opportunity. Mr. Riccitiello's cash bonus was determined based upon an overall evaluation of his performance against the following objectives:

- Company Financial Objectives:

Weight	**Objective**	**Attainment**
40%	Non-GAAP Earnings Per Share	Exceeded
15%	Non-GAAP Revenue	Achieved
10%	Non-GAAP Digital Revenue	Exceeded

- Strategic and Operational Objectives:

Weight	**Objective**
15%	Business Transformation Goals
10%	Improvement in Top 10 and Top 30 Chart Position
10%	Organizational Health: Attrition, Diversity, and Engagement

In determining Mr. Riccitiello's final bonus, the Committee considered the Company's strong overall financial performance, the significant progress made in our business transformation, including substantial growth in digital revenues, maintaining the number of titles ranked in the Top 30 for sales across North America and Europe, as well as achievements in company-wide organizational health objectives.

In fiscal 2011, the Board, based on a recommendation from the Committee, granted Mr. Riccitiello 200,000 time-based restricted stock units, which will vest ratably on an annual basis over a three-year period. The Committee recommended this award after consulting with Compensia regarding the current market practices for CEO compensation, considering Mr. Riccitiello's unvested equity holdings, the performance of our stock, and the overall performance of the Company. Time-based restricted stock units were used to strengthen the retention value of the long-term incentive component of his total compensation during a period of transformation of the Company from a predominately packaged goods business into a digital business.

The value of the fiscal 2011 equity award granted to Mr. Riccitiello was below the target level of 75th percentile of market that we refer to for equity awards, and had a grant date fair value that was 58 percent lower than Mr. Riccitiello's fiscal 2010 equity awards. The Committee determined that this equity award together with Mr. Riccitiello's other outstanding equity awards would align his total equity compensation with our compensation philosophy, market practices, and the goal of creating long-term stockholder value.

As a result of these decisions, Mr. Riccitiello's total direct compensation declined by 40 percent year-over-year.

Mr. Brown

	FY 2011 ($)	FY 2010 ($)	Change (%)
Base Salary	$ 600,000	$ 600,000	0%
Annual Cash Bonus	$ 700,000	$ 315,000	122%
Total Cash Compensation	**$1,300,000**	**$ 915,000**	**42%**
Equity Awards	$1,776,000	$2,201,680	(19%)
Total Direct Compensation	**$3,076,000**	**$3,116,680**	(1%)

In fiscal 2011, the Committee did not increase Mr. Brown's base salary, but increased his bonus target percentage from 75 percent to 90 percent of his annual base salary. His bonus target percentage was increased to better align his total cash compensation with the market. Based on market data, Mr. Brown's fiscal 2011 base salary and target total cash compensation were within our targeted compensation range.

Mr. Brown's fiscal 2011 bonus payout was $700,000, which corresponds to 133 percent of his target bonus opportunity. The bonus payout for fiscal 2011 reflects an improvement in our overall Company financial performance, an increase in Mr. Brown's bonus target and his division's strategic and operational performance. Mr. Brown's cash bonus was determined based upon an overall evaluation of his performance against the following objectives:

- Company Financial Performance: The Company achieved its non-GAAP net revenue and non-GAAP earnings per share objectives, and more than doubled cash flows from operating activities year-over-year.
- Strategic and Operational Objectives: Mr. Brown's strategic and operational objectives and achievements included key IT system improvements; enhancement of our e-commerce capabilities; the implementation of a share repurchase program; and managing our exposure to fluctuations in foreign currency exchange rates.

Mr. Brown was granted 100,000 time-based restricted stock units in fiscal 2011, which will vest ratably on an annual basis over a three-year period. The Committee determined the size of his award based on his performance, the unvested value of his outstanding equity, external market practices, internal compensation alignment, and the desire to maintain stability among our executive management team through the use of long-term equity retention incentives during a period of Company transformation.

As a result of these decisions, Mr. Brown's total direct compensation declined by 1 percent year-over-year.

Mr. Gibeau

	FY 2011 ($)	FY 2010 ($)	Change (%)
Base Salary	$ 591,538*	$ 545,000	9%
Annual Cash Bonus	$1,180,000	$ 423,000	179%
Total Cash Compensation	**$1,771,538**	**$ 968,000**	**83%**
Equity Awards	$2,308,800	$2,657,200	(13%)
Total Direct Compensation	**$4,080,338**	**$3,625,200**	**13%**

* Reflects May 24, 2010 effective date for base salary increase.

In fiscal 2011, the Committee elected to increase Mr. Gibeau's base salary by 10 percent but his bonus target percentage remained unchanged at 100 percent of his annual base salary. His base salary was increased to better align his base salary with the market and with internal peers. Based on market data, Mr. Gibeau's fiscal 2011 base salary and target total cash compensation were within our targeted compensation range.

Mr. Gibeau's fiscal 2011 cash bonus payout was $1,180,000, which corresponds to 200 percent of his target bonus opportunity. The cash bonus payout for fiscal 2011 reflects the Company's overall financial performance and Mr. Gibeau's achievement of his business unit financial, strategic and operational objectives. Mr. Gibeau's cash bonus was determined based upon an overall evaluation of his performance against the following objectives:

- Company Financial Performance: The Company achieved its non-GAAP net revenue and non-GAAP earnings per share objectives.

- Business Unit Financial, Strategic and Operational Objectives: Mr. Gibeau's business unit objectives and achievements included internal revenue, profitability, and digital revenue goals for the EA Games Label, which were significantly exceeded in fiscal 2011; delivery of key titles on time with 100 percent of internally developed games meeting their launch dates; improvement in game quality with an average Metacritic score of 84 for games released by the EA Games Label during fiscal 2011; achievement of business transformation initiatives and other specific organizational objectives.

Mr. Gibeau was granted 130,000 time-based restricted stock units in fiscal 2011, which will vest ratably on an annual basis over a three-year period. The Committee determined the size of his award based on his performance, the unvested value of his outstanding equity awards, external market practices, internal compensation alignment, and the desire to maintain stability among our executive management team through the use of long-term equity retention incentives during a period of Company transformation.

As a result of these decisions, Mr. Gibeau's total direct compensation increased by 13 percent year-over-year.

Mr. Moore

	FY 2011 ($)	*FY 2010 ($)*	*Change (%)*
Base Salary	$ 594,615*	$ 565,000	5%
Annual Cash Bonus	$ 580,000	$ 401,000	45%
Total Cash Compensation	**$1,174,615**	**$ 966,000**	**22%**
Equity Awards	$2,308,800	$2,657,200	(13%)
Total Direct Compensation	**$3,483,415**	**$3,623,200**	**(4%)**

* Reflects May 24, 2010 effective date for base salary increase.

In fiscal 2011, the Committee increased Mr. Moore's base salary by 6 percent but his bonus target percentage remained unchanged, at 100 percent of his annual base salary. His base salary was increased to better align his base salary and target cash compensation with the market and with internal peers. Based on market data, Mr. Moore's fiscal 2011 base salary and target total cash compensation were within our targeted compensation range.

Mr. Moore's fiscal 2011 cash bonus payout was $580,000, which corresponds to 98 percent of his target bonus opportunity. The cash bonus payout in fiscal 2011 reflects an increase in the Company's overall financial performance and strong performance against his business unit objectives. Mr. Moore's cash bonus was determined based upon an overall evaluation of his performance against the following objectives:

- Company Financial Performance: The Company achieved its non-GAAP net revenue and non-GAAP earnings per share objectives.
- Business Unit Financial, Strategic and Operational Objectives: Mr. Moore's business unit objectives and achievements included internal revenue and profitability goals; significant growth in digital revenue for the EA SPORTS Label; and specific organizational objectives.

Mr. Moore was granted 130,000 time-based restricted stock units in fiscal 2011, which will vest ratably on an annual basis over a three-year period. The Committee determined the size of his award based on his performance, the unvested value of his outstanding equity awards, external market practices, internal compensation alignment, and the desire to maintain stability among our executive management team through the use of long-term equity retention incentives during a period of Company transformation.

As a result of these decisions, Mr. Moore's total direct compensation declined by 4 percent year-over-year.

Mr. Schappert

In fiscal 2011, the Committee did not increase Mr. Schappert's base salary but increased his bonus target percentage from 75 percent to 100 percent of his annual base salary to better align his cash compensation with the market. Based on market data, Mr. Schappert's fiscal 2011 base salary was slightly below our targeted compensation range and target total cash compensation was within our targeted compensation range. Mr. Schappert resigned effective April 25, 2011 and was not awarded a cash bonus for fiscal 2011.

Mr. Schappert was granted 130,000 time-based restricted stock units in fiscal 2011. However, at the time of his resignation he had not yet vested in any shares from this award, and the award was cancelled as of the date of his resignation.

See the Summary Compensation Table below for further details regarding Mr. Schappert's fiscal 2011 compensation.

COMPENSATION PROGRAMS AND PLANS

This section provides more detail on the various compensation plans and programs discussed above, as well as others that apply to our NEOs and other executive officers.

Base Salary

A competitive base salary is a crucial component in providing an attractive total compensation package for our NEOs. The Committee initially sets each NEO's base salary at a level which reflects the NEO's position, responsibilities and experience, as compared to similar executives at comparable companies. On an annual basis, the Committee reviews and approves any base salary adjustments, considering such factors as individual performance, pay relative to market, level of responsibilities, complexity of role and internal compensation alignment.

As part of its May 2011 compensation review, the Committee decided to increase the base salaries of certain NEOs for fiscal 2012. Effective June 1, 2011, Mr. Riccitiello's base salary will increase to $880,000, Mr. Brown's base salary will increase to $620,000, Mr. Gibeau's base salary will increase to $630,000, and Mr. Moore's base salary will increase to $620,000. These increases were consistent with the compensation-setting process described above and in-line with our target position within the Peer Group, with the exception of Mr. Riccitiello whose base salary remains below our target position.

Executive Bonus Plan

Our NEOs participate in the Executive Bonus Plan and this was the only bonus plan that was utilized to pay bonuses to our NEOs for fiscal 2011. Cash bonuses payable under the Executive Bonus Plan are intended to qualify as tax deductible "performance-based compensation" under Section 162(m) of the Internal Revenue Code. Funding for the Executive Bonus Plan is contingent upon the achievement of one or more pre-established Company financial performance measures. If the performance measure is achieved, the maximum individual bonus amount is funded for each NEO and this amount represents the maximum bonus payout that may be awarded to that individual. The Committee may then exercise its discretion to reduce, but not increase, actual bonus payouts based on the performance of the Company, the performance of each NEO's business unit (if applicable), and the NEO's individual performance.

The Company uses certain adjusted non-GAAP financial measures when establishing performance-based bonus and equity award targets, such as non-GAAP earnings per share, non-GAAP net revenue, non-GAAP net income and non-GAAP profit before tax to exclude the following items (as applicable, in a given reporting period): stock-based compensation, acquisition-related expenses, restructuring and other charges, income tax adjustments, changes in deferred net revenue (packaged goods and digital content), gains (losses) on strategic investments, and goodwill impairment, among others. In addition, the Company makes further adjustments to the publicly disclosed non-GAAP measures to add back bonus expense.

In May 2010, the Committee set the fiscal 2011 performance measure needed for funding under the Executive Bonus Plan as non-GAAP earnings per share of $0.50. The Committee selected this funding threshold because it reflected a key measure of our ability to execute on our operating plan for the year. The Company reported non-GAAP diluted earnings per share of $0.70 for fiscal 2011, and therefore funded the maximum individual bonus amount for each NEO under the Executive Bonus Plan. The Committee then exercised its discretion to reduce actual bonus payouts to amounts they determined were appropriate based on the Company's actual financial performance, and the NEO's individual performance against strategic and operational objectives, as discussed above.

For fiscal 2012, the Committee has adopted a new funding formula for the Executive Bonus Plan. In prior years, including fiscal 2011, a minimum non-GAAP earnings per share target was used as a funding gate and achievement of the target resulted in the funding of the maximum individual bonus amount for each NEO. While the maximum bonus funding and payout will remain 300 percent of each NEO's base salary for fiscal 2012, the funding of the maximum bonus opportunity will increase or decrease proportionally with changes in our non-GAAP net income. The maximum bonus funding for each NEO will be the lower of: (1) 300 percent of their annual base salary and (2) 0.5 percent of non-GAAP net income for each NEO other than Mr. Riccitiello, for whom this maximum is 1.0 percent of non-GAAP net income. The Committee retains the discretion to award less, but not more, than the fully funded bonus amount. The Committee believes this change will better align the Executive Bonus Plan funding with the profitability of the Company.

Time-Based RSU Awards

In fiscal 2011, each of our NEOs was granted time-based RSUs with a three-year vesting schedule. The Committee granted time-based RSUs to enhance retention and provide stability across our management team during a period of Company transformation. The amount of these RSU awards was determined taking into consideration a number of factors including: Company and individual performance, the market value of each NEO's then-outstanding equity holdings, external equity compensation practices, and internal compensation alignment.

Performance-Based Equity Awards in Fiscal 2012

For fiscal 2012, the Committee approved a change to our long-term equity program. The number of RSUs granted to our NEOs will be a combination of 50 percent performance-based and 50 percent time-based RSUs. Performance-based RSUs will be granted in-lieu of half of the time-based RSUs that would otherwise have been granted for the purpose of further aligning the compensation of our NEOs with Company performance, stockholders' interests, and in response to the feedback provided by our stockholders.

The number of performance-based RSUs that can be earned will be based on the Company's total stockholder return ("TSR") relative to the performance of the companies in the NASDAQ-100 Index over a one, two, and three-year period. In each period, the number of shares that each executive can earn will range from 0 percent to 200 percent of the target award. In order to earn 100 percent of the target award, EA's TSR needs to be at the 60th percentile of the TSR of companies in the NASDAQ-100 Index. The 60th percentile was chosen because it requires EA to outperform the majority of companies in the NASDAQ-100 Index in order for the targeted number of shares to vest. If our TSR is above or below the 60th percentile the number of shares earned will increase by three percent for each percentile above, and decrease by two percent for each percentile below.

The use of both time-based and performance-based RSUs for fiscal 2012 balances our desire to drive long-term stock price growth with the retention pressures we face from our direct peers, as well as from emerging and evolving competitors.

Prior Performance-Based RSU Program

We have previously utilized performance-based equity to motivate and reward increased profitability. Each of our NEOs has an outstanding performance-based restricted stock unit award that was granted in fiscal 2009 (or upon hire, in the case of Mr. Schappert). These performance-based RSUs may be earned based upon the Company's achievement of one of three progressively higher adjusted non-GAAP net income targets (as measured on a trailing-four-quarter basis). These targets range from approximately two to three times the Company's non-GAAP net income for fiscal 2008 and can be earned though the performance period ending on June 30, 2013. To the extent that the Company does not achieve one or more of the non-GAAP net income targets, the portion of the award that would have been earned upon the achievement of the applicable target will be cancelled. At the time these performance-based RSUs were granted to our NEOs, we believed that achievement of the first adjusted non-GAAP net income target was probable. As of March 31, 2011, no shares of the fiscal 2009 performance-based RSUs had been earned.

Benefits and Retirement Plans

We provide a comprehensive benefits package to all of our regular, full-time employees, including our NEOs, which includes medical, dental, prescription drug, vision care, disability insurance, life insurance, accidental death and dismemberment ("AD&D") insurance, a flexible spending plan, business travel accident insurance, a tax-qualified Section 401(k) savings plan, an educational reimbursement program, an adoption assistance program, an employee assistance program, an employee stock purchase plan, certain paid holidays and personal time-off, including vacation, sick, or personal days off. These benefits, and the levels provided, are consistent with those offered by similar-sized companies. We also maintain a nonqualified deferred compensation plan in which certain employees, including our NEOs, and our Directors are eligible to participate, as described in the narrative accompanying the "Nonqualified Deferred Compensation Table" below.

Perquisites and Other Personal Benefits

We have consistently taken a conservative approach with respect to providing perquisites and other personal benefits to our NEOs. While our NEOs generally receive the same benefits that are available to our other regular, full-time employees, they also receive certain additional benefits, including access to a Company-paid physical examination program, and greater maximum benefit levels with respect to life insurance, AD&D, and long-term disability coverage. We consider these benefits to be standard components of a competitive compensation package. Company-reimbursed air and ground transportation is restricted to business travel.

Relocation Assistance

We did not provide any significant relocation benefits to any of our NEOs during fiscal 2011. In past fiscal years, we have provided relocation benefits to our executive officers, including our NEOs, in order to induce job candidates to accept job offers for certain open positions that are critical to the Company's business needs. These benefits may include household goods and car shipment, travel, temporary housing, car rental, storage, miscellaneous relocation allowance, home sale and purchase assistance, house-hunting trips, and tax protection to offset costs incurred by our executive officers as a result of these relocations. Relocation benefits provided to NEOs in prior years are reported in the "All Other Compensation" column of the "Summary Compensation Table" below.

Post-Employment Arrangements

Change of Control Plan

Our executive officers, including our NEOs, are eligible to participate in the Electronic Arts Inc. Key Employee Continuity Plan, which is a "double-trigger" change of control plan. We believe it is important to offer our executive officers this type of severance benefit in order to attract executive talent by mitigating the harm that they would suffer if their employment is terminated by the Company for reasons beyond their control in conjunction with a change of control of the Company. This type of severance benefit also allows existing executive officers to focus on the Company's business without being unduly distracted by concerns about their job security in the event of a change of control and acts as an additional incentive for our executive officers to comply with their post-termination covenants. The Electronic Arts Inc. Key Employee Continuity Plan provides for specified levels of cash severance, continued health benefits and accelerated vesting of certain outstanding equity awards in the event of a qualifying termination of employment in connection with a change of control of the Company, as described in more detail under "Potential Payments Upon Change of Control" below.

Severance Plan

We maintain an ERISA-regulated severance plan (the "Severance Plan") that applies to (1) all of our U.S.-based employees whose jobs are terminated due to a reduction-in-force and (2) any other employee we select to participate in the plan upon his or her termination of employment. Under the Severance Plan, eligible employees may receive a cash severance payment equal to two weeks pay, with any additional payments to be determined solely at our discretion. In addition, under the Severance Plan, we will pay the premiums for continued health benefits, if such benefits are continued pursuant to COBRA, for a time period equal to the number of weeks of cash severance paid.

Any severance arrangements with our executive officers, including our NEOs, whether paid pursuant to the Severance Plan or otherwise, require the prior approval of the Committee. In the event of a change of control of the Company, the cash severance payment payable under the Severance Plan may be reduced, in whole or in part, by any amount paid under the Electronic Arts Inc. Key Employee Continuity Plan.

POLICIES AND PRACTICES

Stock Ownership Requirements

We maintain stock ownership requirements for all of our executive officers who are subject to Section 16 of the Securities Exchange Act of 1934. These ownership requirements range from one to six times an individual's annual base salary depending on his or her level within the Company. In some cases, these requirements are phased in on the basis of the executive officer's tenure.

The Committee monitors these stock ownership requirements to ensure they continue to align the interests of our executive officers with those of our stockholders. As of March 31, 2011, each of our executive officers, including each of our NEOs, had either met his or her then-applicable stock ownership requirement or had not yet reached the date on which he or she is required to meet his or her ownership requirement.

We do not have a separate requirement that Section 16 officers hold shares of the Company's common stock for a specific period of time after an option exercise or vesting of RSUs.

Stock Trading and Anti-Hedging Policies

We maintain a policy designed to promote compliance by all of our employees with both federal and state insider trading laws. Under this policy, certain employees (including all of our executive officers) who regularly have access to material, non-public information about the Company are prohibited from buying or selling shares of the Company's common stock during periods when the Company's trading window is closed (unless such transactions are made pursuant to a pre-approved Exchange Act Rule 10b5-1 trading plan). When the trading window is open, these employees are prohibited from buying or selling shares of the Company's common stock while in possession of material, non-public information about the Company. During an open trading window, employees who are subject to the trading policy and are at the level of Vice President and above must request a trading clearance from our General Counsel prior to engaging in a trading transaction (unless such transaction is made pursuant to a pre-approved Exchange Act Rule 10b5-1 trading plan). In addition, our Directors, executive officers, and other employees may not engage in short sales of shares of the Company's common stock under any circumstances, including trading in puts and calls that increase in value from a decline in the trading price of our stock.

Equity Awards Grant Practices

Equity awards granted to executive officers during fiscal 2011were approved by the Committee in advance of the grant date and were made on the 16th of the month in which they were granted (or on the next NASDAQ trading day thereafter if the 16th of the month fell on a Saturday, Sunday, or holiday), with the exception of the equity award granted to Mr. Riccitiello on May 18, 2010, which was approved by the Board. The Committee has delegated authority for determining and approving equity grants for senior executives (other than executive officers), vice presidents and other non-executive employees, with pre-defined size limits and vesting schedules, to a committee consisting of our CEO and EVP of Human Resources, who reports on their activities to the Committee on at least an annual basis.

Compensation Recovery

In July 2009, the Committee adopted a compensation recovery provision to be included in all equity award agreements on a prospective basis. If an employee engages in fraud or other misconduct that contributes to an obligation to restate the Company's financial statements, this provision allows the Committee to terminate the equity award and recapture any equity award proceeds received by the employee within the 12-month period following the public issuance or filing of the financial statements required to be restated.

Tax and Accounting Policies

Section 162(m)

When making compensation decisions for our NEOs, the Committee considers if the compensation arrangements are tax deductible under Section 162(m) of the Internal Revenue Code. However, tax deductibility is not the primary factor in determining appropriate levels or modes of compensation. Since corporate objectives may not always be consistent with the requirements for tax deductibility, we may, if consistent with our compensation philosophy, enter into compensation arrangements under which payments are not fully deductible under Section 162(m).

Accounting for Stock-Based Compensation

We account for our stock-based compensation awards in accordance with applicable accounting standards. The comparable compensation expense of restricted stock units and stock options has removed a financial reporting disincentive to use restricted stock units that existed before we began expensing stock options under the current accounting standard. As such, we use restricted stock units for all employee groups, including our NEOs.

EXECUTIVE COMPENSATION AND LEADERSHIP COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The following Executive Compensation and Leadership Committee Report on Executive Compensation shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that EA specifically incorporates it by reference into a filing.

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on its review and discussions with management, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

COMMITTEE MEMBERS

Geraldine B. Laybourne (Chair)

Leonard S. Coleman

Linda J. Srere

FISCAL 2011 SUMMARY COMPENSATION TABLE

The following table shows information concerning the compensation earned during fiscal 2011 by our Chief Executive Officer, our Chief Financial Officer and our next three most highly compensated executive officers. For purposes of the compensation tables that follow, we refer to these individuals collectively as the "Named Executive Officers" or "NEOs."

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
JOHN S. RICCITIELLO	2011	800,000	—	3,508,000	—	1,600,000	2,501	5,910,501
Chief Executive Officer	2010	800,000	—	7,294,950	1,002,287	746,667	1,308	9,845,212
	2009	793,749	—	3,306,633(2)(6)	—	400,000	1,308	4,501,690
ERIC F. BROWN	2011	600,000	—	1,776,000	—	700,000	4,070	3,080,070
Executive Vice President and	2010	600,000	—	2,201,680	—	315,000	4,005	3,120,685
Chief Financial Officer	2009	577,731	100,000	5,986,583(2)(7)	4,863,045	200,000	481,459	12,208,818
FRANK D. GIBEAU	2011	591,538	—	2,308,800	—	1,180,000	12,321	4,092,659
President, EA Games	2010	545,000	—	2,657,200	—	423,000	10,919	3,636,119
	2009	538,917	—	2,654,884(2)(8)	1,252,640	200,000	8,208	4,654,649
PETER MOORE	2011	594,615	—	2,308,800	—	580,000	12,321	3,495,736
President, EA SPORTS	2010	565,000	—	2,657,200	—	401,000	10,919	3,634,119
	2009	564,624	—	2,654,884(2)(9)	782,900	200,000	493,611	4,696,019
JOHN C. SCHAPPERT(10)	2011	600,000	—	2,308,800	—	—	15,717	2,924,517
former Chief Operating Officer	2010	424,615	1,000,000(11)	2,502,500(2)(12)	4,106,950	270,000	1,978,556	10,282,621

(1) Represents the aggregate grant-date fair value of restricted stock units ("RSUs") and Performance-Based RSUs granted in those years. The amounts shown for fiscal 2009 represent the aggregate fair values of the awards as of their grant date and, therefore, differ from the amounts reported in the fiscal 2009 proxy statement. **Grant-date fair value is determined for financial statement reporting purposes and the amounts shown do not reflect the actual value that will be realized by the recipient.** For RSUs, grant-date fair value is calculated using the closing price of our common stock on the grant date. Refer to footnote 2 below for a discussion of the fair value calculation for Performance-Based RSUs. For additional information regarding the valuation methodology for RSUs, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011. For additional information regarding the specific terms of RSUs granted to NEOs in fiscal 2011, see the "Fiscal 2011 Grants of Plan-Based Awards Table" below.

(2) Includes the aggregate grant-date fair value of Performance-Based RSUs granted in those years. **Grant-date fair value is determined for financial statement reporting purposes and the amounts shown do not reflect the actual value that will be realized by the recipient.** For Performance-Based RSUs, the grant-date fair value is the target payout on the grant date based on the probable outcome of the performance condition. The Performance-Based RSUs do not qualify as "performance-based compensation" within the meaning of Section 162(m). For additional information regarding the terms of Performance-Based RSUs granted to NEOs, see discussion of "Prior Performance-based RSU Program" in the Compensation Discussion and Analysis above. For additional information on the valuation methodology for Performance-Based RSUs, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011.

(3) Represents the grant-date fair value of stock options granted in those years. The amounts shown for fiscal 2009 represent the aggregate fair values of the awards as of their grant date and, therefore, differ from the amounts reported in the fiscal 2009 proxy statement. **Grant-date fair value is determined for financial statement reporting purposes and the amounts shown do not reflect the actual value that will be realized by the recipient.** For additional information on the valuation methodology and assumptions used to calculate the fair value of stock options, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011.

(4) Represents amounts awarded under the Electronic Arts Executive Bonus Plan for fiscal 2011. For additional information about the bonuses paid to our NEOs in fiscal 2011, see "Executive Bonus Plan" in the Compensation Discussion and Analysis above. In fiscal 2010 and fiscal 2009, the minimum funding targets for the Executive Bonus Plan were not met and our NEOs were awarded discretionary bonuses calculated according to the terms of the EA Bonus Plan.

(5)

All Other Compensation Table

Name	Fiscal Year	Basic Group Term Life and Disability Premiums and Executive Physical Fees ($)	Company-matching 401(k) Contributions ($)(A)	Relocation-Related Costs ($)	Tax Gross-up Related to Relocation Costs ($)	Other ($)	Total ($)
JOHN S. RICCITIELLO	2011	2,501	—	—	—	—	2,501
	2010	1,308	—	—	—	—	1,308
	2009	1,308	—	—	—	—	1,308
ERIC F. BROWN	2011	4,070	—	—	—	—	4,070
	2010	3,645	—	—	360(B)	—	4,005
	2009	1,199	—	420,459(C)	59,801	—	481,459
FRANK D. GIBEAU	2011	1,296	11,025	—	—	—	12,321
	2010	3,569	7,350	—	—	—	10,919
	2009	1,308	6,900	—	—	—	8,208
PETER MOORE	2011	1,296	11,025	—	—	—	12,321
	2010	3,569	7,350	—	—	—	10,919
	2009	4,114	6,900	287,941(D)	194,656	—	493,611
JOHN C. SCHAPPERT	2011	1,296	11,025	—	3,396(E)	—	15,717
	2010	872	1,038	1,240,436(F)	736,210(G)	—	1,978,556

(A) Amounts shown reflect company-matching 401(k) contributions for fiscal 2009, 2010 and 2011 that were each paid during the subsequent fiscal year.

(B) Includes tax gross-up related to relocation costs incurred in fiscal 2009.

(C) Relocation-related costs for Mr. Brown in fiscal 2009 include costs of a house-hunting trip, temporary housing, home sale costs, home purchase costs, storage, shipping of household goods and a miscellaneous relocation allowance.

(D) Relocation-related costs for Mr. Moore in fiscal 2009 include costs of a house-hunting trip, temporary housing, home sale costs, home purchase costs, storage, shipping of household goods and a miscellaneous relocation allowance.

(E) Includes tax gross-up related to relocation costs incurred in fiscal 2010.

(F) Relocation-related compensation was provided to Mr. Schappert in fiscal 2010 as an incentive for him to join the Company and to reimburse him for the costs resulting from that decision, including costs for a house-hunting trip, temporary housing, home sale costs, home purchase costs, shipping of household goods and a miscellaneous relocation allowance. These costs include payments related to the loss in value resulting from the sale of his home, measured as the difference between the original purchase price of the home and the fair market value, assessed using independent appraisals, immediately prior to marketing the home for sale. Mr. Schappert returned $247,201 of the relocation-related compensation paid by the Company upon his resignation pursuant to the terms of Mr. Schappert's Offer Letter dated June 15, 2009.

(G) Includes tax gross-up related to the loss on the sale of Mr. Schappert's former home of $649,287.

(6) Represents the aggregate grant-date fair value of the target payout of Performance-Based RSUs granted to Mr. Riccitiello in fiscal 2009 of $3,306,633, based on the probable outcome of the performance condition. At the time the Performance-Based RSUs were granted, we believed that the threshold target (one-third of the maximum award of 200,000 RSUs) was probable with vesting based upon the achievement of the first non-GAAP net income target. Assuming the highest level of performance condition is achieved, the maximum grant-date fair value for the Performance-Based RSUs would be $9,920,000. No shares have yet vested under the Performance-Based RSUs.

(7) Represents the aggregate grant-date fair value of 83,300 time-based RSUs granted to Mr. Brown during fiscal 2009 of $4,333,266 and the aggregate grant-date fair value of the target payout of the Performance-Based RSUs granted to Mr. Brown in fiscal 2009 of $1,653,317, based on the probable outcome of the performance condition. At the time the Performance-Based RSUs were granted, we believed that the threshold target (one-third of the maximum award of 100,000 RSUs) was probable with vesting based upon the achievement of the first non-GAAP net income target. Assuming the highest level of performance condition is achieved, the maximum grant-date fair value for the Performance-Based RSUs would be $4,960,000. No shares have yet vested under the Performance-Based RSUs.

(8) Represents the aggregate grant-date fair value of the 12,500 time-based RSUs granted to Mr. Gibeau in fiscal 2009 of $588,250 and the aggregate grant-date fair value of the target payout of the Performance-Based RSUs granted to Mr. Gibeau in fiscal 2009 of $2,066,634, based on the probable outcome of the performance condition. At the time the Performance-Based RSUs were granted, we believed that the threshold target (one-third of the maximum award of 125,000 RSUs) was probable with vesting based upon the achievement of the first non-GAAP net income target. Assuming the highest level of performance condition is achieved, the maximum grant-date fair value for the Performance-Based RSUs would be $6,200,000. No shares have yet vested under the Performance-Based RSUs.

[9] Represents the aggregate grant-date fair value of the 12,500 time-based RSUs granted to Mr. Moore in fiscal 2009 of $588,250 and the aggregate grant-date fair value of the target payout of the Performance-Based RSUs granted to Mr. Moore in fiscal 2009 of $2,066,634, based on the probable outcome of the performance condition. At the time the Performance-Based RSUs were granted, we believed that the threshold target (one-third of the maximum award of 125,000 RSUs) was probable with vesting based upon the achievement of the first non-GAAP net income target. Assuming the highest level of performance condition is achieved, the maximum grant-date fair value for the Performance-Based RSUs would be $6,200,000. No shares have yet vested under the Performance-Based RSUs.

[10] Mr. Schappert resigned and ceased being EA's Chief Operating Officer effective April 25, 2011.

[11] Represents a sign-on bonus provided to Mr. Schappert to offset for foregone cash bonus and equity awards that he was eligible to receive from his prior employer.

[12] Represents the aggregate grant-date fair value of 75,000 time-based RSUs granted to Mr. Schappert during fiscal 2010 of $1,608,750 and the aggregate grant-date fair value of the target payout of the Performance-Based RSUs granted to Mr. Schappert in fiscal 2010 of $893,750, based on the probable outcome of the performance condition. At the time the Performance-Based RSUs were granted, we believed that the threshold target (one-third of the maximum award of 125,000 RSUs) was probable with vesting based upon the achievement of the first non-GAAP net income target. Assuming the highest level of performance condition is achieved, the maximum grant-date fair value for the Performance-Based RSUs would be $2,681,250. This award was cancelled as of April 25, 2011, the date of Mr. Schappert's resignation.

FISCAL 2011 GRANTS OF PLAN-BASED AWARDS TABLE

The following table shows information regarding non-equity incentive and equity plan-based awards granted to the Named Executive Officers during fiscal 2011.

Name	Grant Date[1]	Approval Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)[4]
John S. Riccitiello	—	—	—	1,200,000	2,400,000	—	—
	5/18/2010	5/18/2010	—	—	—	200,000[5]	3,508,000
Eric F. Brown	—	—	—	525,000	1,800,000	—	—
	5/17/2010	2/2/2010	—	—	—	100,000[5]	1,776,000
Frank D. Gibeau	—	—	—	590,833	1,800,000	—	—
	5/17/2010	2/2/2010	—	—	—	130,000[5]	2,308,800
Peter Moore	—	—	—	594,167	1,800,000	—	—
	5/17/2010	2/2/2010	—	—	—	130,000[5]	2,308,800
John C. Schappert[6]	—	—	—	—	—	—	—
	5/17/2010	2/2/2010	—	—	—	130,000[5]	2,308,800

(1) Each grant was approved on the approval date indicated above by our Executive Compensation and Leadership Committee for grant on the specific grant date indicated above. For more information regarding our grant date policy, see "Equity Awards Grant Practices" in the Compensation Discussion and Analysis above.

(2) The amounts shown represent the target and maximum amount of potential cash bonus plan awards provided for under the Electronic Arts Executive Bonus Plan. The target amounts are pre-established as a percentage of salary and the maximum amounts represent the greatest payout, which could have been made if the pre-established performance level was met or exceeded. For more information regarding the bonuses paid to our NEOs in fiscal 2011, see the sections titled "Individual NEO Compensation" and "Executive Bonus Plan" in the Compensation Discussion and Analysis above.

(3) Represents awards of RSUs granted under our 2000 Equity Incentive Plan. Upon vesting, each restricted stock unit automatically converts into one share of EA common stock, and does not have an exercise price or expiration date. The RSUs are not entitled to receive dividends, if any, paid by EA on its common stock.

(4) Represents the aggregate grant-date fair value calculated using the closing price of our common stock on the date of grant. For a more detailed discussion of the valuation methodology and assumptions used to calculate fair value, see Note 13, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2011. **The amounts reflected in this column represent the value determined by EA for financial statement reporting purposes and the amounts shown do not reflect the actual value that will be realized by the recipient.**

(5) RSUs vest as to one-third 12 months from the grant date, then vest as to an additional one-third 24 months from the grant date and then vest as to the remaining one-third 36 months from the grant date.

(6) Mr. Schappert resigned and ceased being EA's Chief Operating Officer effective April 25, 2011.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows information regarding all outstanding equity awards held by the Named Executive Officers as of the end of fiscal 2011.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#)[1] Exercisable	Number of Securities Underlying Unexercised Options (#)[1] Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1][2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[1][3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
John S. Riccitiello	52,820	86,180[5]	18.85	9/16/2016	—	—	—	—
	563,000	287,000[6]	49.90	5/10/2017	—	—	—	—
	—	—	—	—	—	—	66,667	1,315,340
	—	—	—	—	258,000[7]	5,090,340	—	—
	—	—	—	—	200,000[8]	3,946,000	—	—
Eric F. Brown	180,000	70,000[9]	52.02	4/16/2018	—	—	—	—
	50,000	50,000[10]	16.06	12/16/2018	—	—	—	—
	—	—	—	—	—	—	33,333	657,660
	—	—	—	—	41,650[11]	821,755	—	—
	—	—	—	—	10,150[12]	200,260	—	—
	—	—	—	—	66,667[7]	1,315,340	—	—
	—	—	—	—	100,000[13]	1,973,000	—	—
Frank D. Gibeau	12,600	—	31.32	10/7/2012	—	—	—	—
	60,000	—	48.79	10/24/2013	—	—	—	—
	100,000	—	57.42	9/2/2015	—	—	—	—
	35,000	—	52.03	3/1/2016	—	—	—	—
	70,000	—	51.64	8/16/2016	—	—	—	—
	32,200	2,800[14]	49.71	6/18/2017	—	—	—	—
	88,000	12,000[15]	50.80	8/16/2017	—	—	—	—
	100,000	100,000[10]	16.06	12/16/2018	—	—	—	—
	—	—	—	—	—	—	41,667	822,090
	—	—	—	—	1,250[16]	24,663	—	—
	—	—	—	—	6,250[17]	123,313	—	—
	—	—	—	—	12,667[18]	249,920	—	—
	—	—	—	—	80,000[7]	1,578,400	—	—
	—	—	—	—	130,000[13]	2,564,900	—	—
Peter Moore	301,000	49,000[19]	53.73	9/17/2017	—	—	—	—
	62,500	62,500[10]	16.06	12/16/2018	—	—	—	—
	—	—	—	—	—	—	41,667	822,090
	—	—	—	—	6,250[17]	123,313	—	—
	—	—	—	—	25,000[20]	493,250	—	—
	—	—	—	—	12,667[18]	249,920	—	—
	—	—	—	—	80,000[7]	1,578,400	—	—
	—	—	—	—	130,000[13]	2,564,900	—	—
John C. Schappert[21]	210,000[22]	290,000[22]	21.45	7/16/2019	—	—	—	—
	—	—	—	—	—	—	41,667	822,090
	—	—	—	—	56,250[23]	1,109,813	—	—
	—	—	—	—	130,000[23]	2,564,900	—	—

(1) All stock options and RSUs were granted pursuant to EA's 2000 Equity Incentive Plan.

(2) Represents time-based RSUs. The market value was calculated by multiplying the number of unvested RSUs by $19.73, the closing price of EA's common stock on April 1, 2011, the last trading day of our fiscal year.

(3) Represents Performance-Based RSUs at the target achievement level. On the date of grant, we believed that one third of the awards would vest based upon achievement of the first non-GAAP net income target. The awards vest in three equal amounts, with the vesting of each amount contingent upon EA's achievement of three progressively higher adjusted non-GAAP net income targets (as measured on a trailing four-quarter basis).

(4) The market value of Performance-Based RSUs was calculated by multiplying the number of unvested RSUs by $19.73, the closing price of EA's common stock on April 1, 2011, the last trading day of our fiscal year. For more information regarding these awards, see "Prior Performance-Based RSU Program" in the Compensation Discussion and Analysis above and footnote 2 of the Summary Compensation Table.

(5) Options vested as to 24 percent on September 1, 2010, then vest as to an additional 2 percent of the original grant each month until November 1, 2013.

(6) Options vest in the following manner: 72,000 of these options vested on April 1, 2008 and 228,000 options vest in additional 2 percent increments on the first calendar day of each month thereafter for the following 38 months; 275,000 options vested as to 100 percent on April 1, 2010; and 275,000 options will vest as to 100 percent on April 1, 2012.

(7) RSUs vested as to one-third on September 16, 2010, then vest as to an additional one-third on September 16, 2011 and then the remaining one-third on September 16, 2012.

(8) RSUs vest as to one-third on May 18, 2011, then vest as to an additional one-third on May 18, 2012 and then the remaining one-third on May 18, 2013.

(9) Options vested as to 24 percent on April 1, 2009, then vest as to an additional 2 percent of the original grant each month until June 1, 2012.

(10) Options vested as to 25 percent of the original grant on December 1, 2009, then vest as to an additional 25 percent on December 1, 2010 and the remaining 50 percent on December 1, 2011.

(11) RSUs vested as to 25 percent of the original grant on April 16, 2009 and 25 percent on April 16, 2010, 25 percent will vest on April 16, 2011 and the remaining 25 percent on April 16, 2012.

(12) RSUs vested as to one-third of the original grant on June 16, 2010, then vest one-third on June 16, 2011 and the remaining one-third on June 16, 2012.

(13) RSUs vest as to one-third on May 17, 2011, then vest as to an additional one-third on May 17, 2012 and then the remaining one-third on May 17, 2013.

(14) Options vested and became exercisable as to 24 percent of the original grant on June 1, 2008, then vest as to an additional 2 percent of the original grant each month until August 1, 2011.

(15) Options vested and became exercisable as to 24 percent of the original grant on August 1, 2008, then vest as to an additional 2 percent of the original grant each month until October 1, 2011.

(16) RSUs vested as to 25 percent of the original grant on June 18, 2008, 25 percent on June 18, 2009, 25 percent on June 18, 2010 and the remaining 25 percent scheduled to vest on June 18, 2011.

(17) RSUs vested as to 25 percent of the original grant on June 16, 2009 and 25 percent on June 16, 2010, then vest 25 percent on June 16, 2011 and the remaining 25 percent on June 16, 2012.

(18) RSUs vested as to one-third on June 16, 2010, and the remaining two-thirds are scheduled to vest as to an additional one-third on June 16, 2011 and the remaining one-third on June 16, 2012.

(19) Options vested as to 24 percent, on September 1, 2008, then vest as to an additional 2 percent of the original grant each month until November 1, 2011.

(20) RSUs vested as to 50 percent of the shares on September 17, 2009 and the remaining 50 percent of the shares will vest on September 17, 2011.

(21) Mr. Schappert resigned and ceased being EA's Chief Operating Officer effective April 25, 2011.

(22) Options vested as to 24 percent on July 1, 2010, then vested as to an additional 2 percent of the original grant each month until April 25, 2011. The last date to exercise the vested options is July 25, 2011. The unvested shares were cancelled on April 25, 2011.

(23) The RSUs were cancelled on April 25, 2011.

FISCAL 2011 OPTION EXERCISES AND STOCK VESTED TABLE

The following table shows all RSUs vested and value realized upon vesting by the Named Executive Officers during fiscal 2011. No options were exercised by the Named Executive Officers during fiscal 2011.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)[1]**	**Value Realized on Vesting ($)[2]**
John S. Riccitiello	70,305	2,146,560
Eric F. Brown	35,357	1,042,481
Frank D. Gibeau	30,526	840,072
Peter Moore	29,988	819,860
John C. Schappert	11,872	290,438

(1) Represents shares of EA common stock released during fiscal 2011, net of shares withheld for tax purposes.

(2) The value realized upon vesting of RSUs is calculated by multiplying the number of RSUs vested by the prior day's closing price of EA common stock on the vest date.

FISCAL 2011 NONQUALIFIED DEFERRED COMPENSATION TABLE

We maintain a nonqualified deferred compensation plan (the "DCP") that allows certain employees, including our NEOs and our directors, to defer receipt of their base salary or director fees into cash accounts that mirror the gains and/or losses of a variety of different investment funds. These investment funds correspond to the funds that we offer to participants in our tax-qualified Section 401(k) savings plan. Eligible employee-participants may defer receipt of up to 75 percent of their base salary until a date or dates they specify.

None of our NEOs made base salary deferrals under the DCP during fiscal 2011. Prior to 2007, Mr. Schappert elected to defer a portion of his base salary and bonus (earned in or prior to fiscal 2007) under the DCP to be distributed in annual installment payments following his termination of employment. Pursuant to the terms of the DCP, Mr. Schappert's initial termination of employment in 2007 triggered the distribution of his account, starting in calendar year 2008. The table below shows the amount of compensation from prior years that was distributed during fiscal 2011, and the aggregate earnings and balance of Mr. Schappert's account as of the end of fiscal 2011. Mr. Schappert resigned and ceased being EA's Chief Operating Officer effective April 25, 2011.

Name	**Executive Contributions in Last FY ($)[1]**	**Registrant Contributions in Last FY ($)[1]**	**Aggregate Earnings in Last FY ($)[2]**	**Aggregate Withdrawals/ Distributions ($)**	**Aggregate Balance at Last FYE ($)[3]**
John C. Schappert	—	—	164,962	203,537	1,285,255

(1) No contributions were made by either EA or Mr. Schappert to his DCP account during fiscal 2011.

(2) The amount in this column is not included in the Summary Compensation Table because the earnings during fiscal 2011 were not above market or preferential.

(3) The amount in this column is not included in the Summary Compensation Table for previous years because Mr. Schappert was not an NEO prior to fiscal 2010.

POTENTIAL PAYMENTS UPON CHANGE OF CONTROL

Electronic Arts Key Employee Continuity Plan

All employees at the level of Vice President and above are eligible to participate in the Electronic Arts Inc. Key Employee Continuity Plan (the "CoC Plan"). The CoC Plan is a "double-trigger" plan which provides eligible employees, including our NEOs, with certain payments and benefits if their employment is terminated without "cause" or if they resign for "good reason" during the 12-month period following a change of control of the Company or if their employment is terminated without "cause" during the two-month period preceding a change of control of the Company. Eligible employees are not entitled to any payments or benefits in the event they voluntarily resign or are terminated for "cause." The CoC Plan payments and benefits include:

- a cash severance payment based on a multiple of base salary and target bonus or annual incentive opportunity;
- continued health benefits for a period ranging from six to 18 months, depending on the executive employee's position with the Company; and
- full and immediate vesting of all outstanding and unvested equity awards (other than certain portions of performance-based awards, which may be subject to acceleration depending on the specific terms of such awards).

The cash severance payment that our CEO, Company-level Presidents and executive vice presidents are entitled to receive upon a qualifying termination of employment is equal to 150 percent of the sum of that executive officer's annual base salary and target bonus opportunity. Health benefits for these same positions may continue for up to 18 months.

The CoC Plan does not provide for any additional payments or benefits (for example, tax gross-ups or reimbursements) in the event that the payments under the CoC Plan and other arrangements offered by the Company or its affiliates cause an executive officer to owe an excise tax under Section 280G of the Internal Revenue Code. However, the CoC Plan provides that, if an executive officer would receive a greater net after-tax benefit by having his or her CoC Plan payments reduced to an amount that would avoid the imposition of the Section 280G excise tax, his or her payment will be reduced accordingly.

As a condition to each executive employee's right to receive the payments and benefits provided under the CoC Plan, the executive is required to execute a waiver of claims against the Company and will be bound by the terms of a non-solicitation agreement prohibiting the executive, for a one-year period following his or her termination of employment, from soliciting our employees to leave the Company.

The following table sets forth potential payments under the CoC Plan and the terms of our Performance-Based RSU agreements to our NEOs upon termination of employment without "cause" or resignation for "good reason" occurring during the two-month period before or the 12-month period after a change of control of the Company. For purposes of the table below, we have assumed a termination date of April 1, 2011, the last trading day of our fiscal year. The closing market price of our common stock on April 1, 2011 was $19.73 per share.

Name	Cash Award ($)[1]	Stock Options ($)[2]	Restricted Units (time-based) ($)[3]	Restricted Stock Units (performance-based) ($)[4]	Other ($)[5]	Total ($)
John S. Riccitiello	3,000,000	75,838	9,036,340	3,946,000	104,293	16,162,471
Eric F. Brown	1,687,500	183,500	4,310,354	1,973,000	76,365	8,230,719
Frank D. Gibeau	1,773,557	367,000	4,541,195	2,466,250	51,246	9,199,248
Peter Moore	1,783,173	229,375	5,009,782	2,466,250	81,690	9,570,270
John C. Schappert[6]	—	—	—	—	—	—

[1] Represents the sum of each NEO's base salary, as set forth in the Summary Compensation Table, and target non-equity incentive opportunity, as set forth in the Grants of Plan-Based Awards Table (as of April 1, 2011), multiplied by 1.5.

[2] Represents unvested outstanding options that would accelerate and vest on a qualifying termination in connection with a change of control occurring as of April 1, 2011. This amount is calculated by multiplying

the number of shares underlying each accelerated unvested option by the difference between the per-share closing price of our common stock on April 1, 2011, which was the last trading day of our fiscal year end, and the per-share exercise price. All of the unvested options for Mr. Riccitiello have exercise prices that are above the closing price of the common stock on April 1, 2011 with the exception of the option granted to him on September 16, 2009, which has an exercise price of $18.85 per share. All of the unvested options for Messrs. Brown, Gibeau and Moore have exercise prices that are above the closing price of the common stock on April 1, 2011 with the exception of the options granted to them on December 16, 2008, which have an exercise price of $16.06 per share.

(3) Represents the value of unvested restricted stock or RSUs that would accelerate and vest on a qualifying termination in connection with a change of control occurring on April 1, 2011. The value was calculated by multiplying the number of RSUs and shares of restricted stock that would accelerate by the per-share closing price of our common stock on April 1, 2011.

(4) For purposes of the table, we assumed that all Performance-Based RSUs held by the NEOs as of April 1, 2011, would accelerate and vest on a qualifying termination in connection with a change of control occurring as of April 1, 2011. The value was calculated by multiplying the number of RSUs and shares of restricted stock that would accelerate by the per-share closing price of our common stock on April 1, 2011. In the event of a change of control of the Company, the Performance-Based RSUs will be automatically converted into time-based restricted stock units, which will vest on June 30, 2013 subject to two exceptions. If the recipient's employment is terminated without "cause" by the Company or if the recipient resigns for "good reason"(as such terms are defined in the grant award agreement), within one year of the change of control event, his or her Performance-Based RSUs will vest upon the termination date of the recipient's employment and if, during the two months immediately preceding a change of control, the recipient's employment is terminated by the Company without "cause", and such termination is made in connection with the change of control, as determined by the Committee in its sole discretion, then his or her Performance-Based RSUs will vest on the date of the change of control event.

(5) Includes eighteen months of post-termination health benefits and any accrued paid time off/vacation pay.

(6) Mr. Schappert resigned and ceased being EA's Chief Operating Officer effective April 25, 2011.

EQUITY COMPENSATION PLAN INFORMATION

We have four equity incentive plans (excluding plans assumed or adopted by EA in connection with acquisitions, as described in the footnotes below) that have been approved by our stockholders and under which our common stock is or has been authorized for issuance to employees or directors: the 1991 Stock Option Plan, the 1998 Directors' Stock Option Plan, the 2000 Equity Incentive Plan, and the 2000 Employee Stock Purchase Plan.

We have also granted RSUs and notes payable solely in shares of our common stock to certain employees in connection with our acquisition of VG Holding Corp. ("VGH") without stockholder approval in accordance with applicable NASDAQ listing standards.

The following table and related footnotes provides aggregate information regarding grants under all of our equity incentive plans as of the end of fiscal 2011 including the 2000 Equity Incentive and 2000 Employee Stock Purchase Plans.

Plan Category[1]	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column A)
	(A)	(B)	(C)
Equity compensation plans approved by security holders	26,977,199[2][3]	$31.42[4]	21,417,290[5]
Equity compensation plans not approved by security holders	1,051,209[6]	—	—
Total	28,028,408[7]		21,417,290

(1) The table does not include information for equity incentive plans we assumed in connection with our acquisitions of Maxis in 1997, Criterion Software in 2004, JAMDAT Mobile Inc. in 2006 and VG Holding Corp. ("VGH") in 2008. As of April 2, 2011 a total of: (a) 74,501 shares of common stock were issuable upon exercise of outstanding options issued under the 1995 Maxis stock option plan with a weighted-average exercise price of $25.45; (b) a total of 2,198 shares were issuable upon exercise of outstanding options issued under the Criterion stock option plan with a weighted-average exercise price of $1.61; (c) a total of 5,548 shares were issuable upon exercise of outstanding options issued under the JAMDAT Amended and Restated 2000 Stock Incentive Plan with a weighted-average exercise price of $1.96; (d) a total of 19,430 shares were issuable upon exercise of outstanding options with a weighted-average exercise price of $48.01 under the JAMDAT 2004 Equity Incentive Plan; and (e) a total of 37,489 shares were issuable upon exercise of outstanding options with a weighted-average exercise price of $34.56, and 94,097 unvested RSUs were outstanding under the VG Holding Corp. 2005 Stock Incentive Plan, as amended. No shares remain available for issuance under the Maxis, Criterion and JAMDAT plans and no further grants will be made under the VGH plan.

(2) Includes (a) 49,000 shares of common stock issuable upon exercise of outstanding options under our 1991 Stock Option Plan, with a weighted-average exercise price of $28.52; (b) 197,010 shares of common stock issuable upon exercise of outstanding options under the 1998 Directors' Stock Option Plan with a weighted-average exercise price of $32.79; (c) 12,514,261 shares of common stock issuable upon exercise of outstanding options under the 2000 Equity Incentive Plan, with a weighted-average exercise price of $31.41; and (d) 14,216,928 unvested RSUs outstanding under the 2000 Equity Incentive Plan. The 1991 Stock Option Plan and the 1998 Directors' Stock Option Plan have expired and no further grants may be made under those Plans.

(3) Does not include 601,394 unvested shares of restricted stock outstanding as of April 2, 2011 issued pursuant to the 2000 Equity Incentive Plan.

(4) Restricted stock unit awards and notes payable solely in shares of common stock do not have an exercise price and therefore are not included in the calculation of the weighted-average exercise price.

(5) Includes (a) 16,857,464 shares available for issuance as stock options or 11,788,436 shares available for issuance as restricted stock units or restricted stock under the 2000 Equity Incentive Plan and (b) 4,559,826 shares available for purchase by our employees under the 2000 Employee Stock Purchase Plan.

(6) Represents RSUs and notes payable solely in shares of common stock granted in connection with our acquisition of VGH. As of April 2, 2011, a total of: (a) (i) 472,140 time-based RSUs and (ii) 157,688 Performance-Based RSUs were outstanding under the 2007 Electronic Arts VGH Acquisition Inducement Award Plan (the "VGH Inducement Plan"); and (b) 421,381 shares of common stock were reserved for issuance pursuant to service-based non-interest bearing notes payable solely in shares of our common stock, which were granted to certain former employees of VGH who became employees of EA following the acquisition (the "Notes"). The RSUs granted pursuant to the VGH Inducement Plan and the Notes were granted in connection with our acquisition of VGH without stockholder approval in accordance with

applicable NASDAQ listing standards. No further grants will be made under the VGH Inducement Plan and no further Notes will be awarded to the former employees of VGH.

(7) The total number of securities to be issued upon exercise of outstanding options, warrants, and rights, including the total number of securities referenced in footnotes (1) and (3) above, is 28,863,065.

OTHER INFORMATION

RELATED PERSON TRANSACTIONS POLICY

Our Board of Directors has adopted a written Related Person Transactions Policy. The purpose of the policy is to describe the procedures used to identify, review, approve or ratify and, if necessary, disclose (i) any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which EA (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000, and in which any "related person" had, has or will have a direct or indirect interest, or (ii) any transaction for which EA's Global Code of Conduct would require approval of the Board of Directors. For purposes of the policy, a "related person" is (a) any person who is, or at any time since the beginning of EA's last fiscal year was, a director or executive officer of EA or a nominee to become a director of EA, (b) any person who is known to be the beneficial owner of more than 5 percent of any class of EA's voting securities, (c) any immediate family member or person sharing the household (other than a tenant or employee) of any of the foregoing persons, and (d) any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 10 percent or greater beneficial ownership interest.

Once a potential related person transaction has been identified, the Audit Committee (if the transaction involves an executive officer of the Company) or the Nominating and Governance Committee (if the transaction involves a director of EA) will review the transaction at the next scheduled meeting of such committee. In those instances in which it is not practicable or desirable to wait until the next scheduled committee meeting, the chairperson of the applicable committee shall consider the matter and report back to the relevant committee at the next scheduled meeting.

In determining whether to approve or ratify a related person transaction, the Audit Committee or Nominating and Governance Committee (or the relevant chairperson of such committee) shall consider all of the relevant facts and circumstances available. No member of the Audit Committee or Nominating and Governance Committee shall participate in any review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person. The Audit Committee and Nominating and Governance Committee (or the relevant chairperson) shall approve only those related person transactions that are in, or are not inconsistent with, the best interests of EA and its stockholders, as determined in good faith.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

We enter into indemnification agreements with each of the members of our Board of Directors at the time they join the Board to indemnify them to the extent permitted by law against any and all liabilities, costs, expenses, amounts paid in settlement and damages incurred by the directors as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the directors are sued or charged as a result of their service as members of our Board of Directors.

VGH Acquisition

Prior to becoming Chief Executive Officer of Electronic Arts, John S. Riccitiello was a Co-Founder and Managing Partner of Elevation Partners, L.P., and also served as Chief Executive Officer of VGH, which we acquired in January 2008. At the time of the acquisition, Mr. Riccitiello held an indirect financial interest in VGH resulting from his interest in the entity that controlled Elevation Partners, L.P. and his interest in a limited partner of Elevation Partners, L.P., a significant stockholder of VGH. As a result of the acquisition, Mr. Riccitiello's financial returns related to these interests, including returns of deemed capital contributions, were $2.4 million through May 2008 (some of which is subject to return depending on the performance of the

Elevation entities). In February 2011, Mr. Riccitiello was assessed $717,000 as part of this clawback provision. Mr. Riccitiello has not received any additional payments related to the VGH acquisition to date. However, he could receive up to an additional $883,000 plus any interest or other amounts earned thereon. This amount could be reduced, however, by a variety of factors, including investment losses of Elevation, if any, as well as certain expenses of Elevation that could offset partnership profits. Upon his separation from Elevation Partners, L.P., Mr. Riccitiello ceased to have any further control or influence over these factors.

From the commencement of negotiations with VGH, at the direction of EA's Board of Directors, EA's Audit Committee engaged directly with EA management (independently from Mr. Riccitiello) to analyze and consider the potential benefits, risks and material terms of the acquisition. EA's Board of Directors approved the acquisition after reviewing with EA's management and members of the Audit Committee the terms of the acquisition and the potential benefits and risks thereof, as well as Mr. Riccitiello's personal financial interest in VGH and the acquisition. Mr. Riccitiello recused himself from the Board of Directors meeting during the Board's deliberation of the acquisition and he did not vote on the acquisition.

XfireTechnology License Agreement

On March 15, 2010, we entered into a technology license agreement with MPQ Acquisition Corp, doing business as Xfire, Inc. ("Xfire"). John Maffei, the brother of Greg Maffei, our Audit Committee Chairman, is a principal of Xfire and has served in various executive management positions within Xfire. Under the agreement, Xfire has granted to EA a non-exclusive perpetual license for the use of certain technology in EA's products in exchange for $650,000 in total consideration to be paid in four annual payments through January 2014. EA also agreed to establish commercial letters of credit to meet its future payment obligations to Xfire.

Greg Maffei has no direct or indirect interest in our commercial dealings with Xfire and he was not involved in the license negotiations with Xfire, which were conducted on an arm's length basis. Our Board of Directors considered this related person transaction in reaching its determination that Greg Maffei is an independent director within the meaning of the NASDAQ Stock Market and the SEC rules.

Scott Probst

Scott Probst, the son of the Chairman of our Board, has been employed by the Company since 2003, most recently as a games producer. In fiscal 2011, Scott Probst received compensation that exceeded $120,000. The Executive Compensation and Leadership Committee, on behalf of the Nominating and Governance Committee, reviews the compensation decisions involving Scott Probst in accordance with our Related Person Transactions policy.

Other Relationships

In addition, we have engaged, and expect to continue to engage, in what we consider to be arm's length commercial dealings with the following companies, which are affiliated, or were affiliated, as the case may be, with members of our Board of Directors: Google Inc. and Nokia Corporation. Mr. Huber is a Senior Vice President at Google and until October 2010, Mr. Simonson was an Executive Vice President of Nokia. To date, these transactions have not been material to us or to the other entities involved. We do not believe that Mr. Huber has, or that Mr. Simonson had, a material direct or indirect interest in any of our commercial dealings with Google or Nokia, respectively, and therefore do not consider these dealings to be "related person transactions" within the meaning of applicable SEC rules. Our Board of Directors considered our dealings with Google and Nokia in reaching its determination that Mr. Huber and Mr. Simonson are each an independent director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

From April 1, 2010 (the beginning of fiscal 2011) through March 31, 2011 (the end of fiscal 2011), the Executive Compensation and Leadership Committee consisted of Ms. Srere, Mr. Coleman and Ms. Laybourne. None of these individuals is an employee or current or former officer of EA. No EA officer serves or has served since the beginning of fiscal 2011 as a member of the board of directors or the compensation committee of a company at which a member of EA's Executive Compensation and Leadership Committee is an employee or officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires EA's directors and executive officers, and persons who own more than 10 percent of a registered class of EA's equity securities, to file reports of ownership and changes in ownership of common stock and other equity securities of EA. We have adopted procedures to assist EA's directors and officers in complying with these requirements, which include assisting officers and directors in preparing forms for filing.

To EA's knowledge, based solely upon review of such reports furnished to us and written representations that no other reports were required, we believe that during the fiscal year ended March 31, 2011, all Section 16(a) filing requirements applicable to our officers, directors and greater-than-ten-percent stockholders were complied with on a timely basis.

STOCKHOLDER PROPOSALS FOR 2012 ANNUAL MEETING

If you would like us to consider a proposal to be included in our 2012 proxy statement and proxy card, you must deliver it to the Company's Corporate Secretary at our principal executive office no later than February 10, 2012.

Stockholders who otherwise wish to present a proposal at the 2012 Annual Meeting of Stockholders must deliver written notice of the proposal to our Corporate Secretary c/o Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065, no earlier than March 30, 2012 and no later than April 29, 2012 (provided, however, that if the 2012 Annual Meeting is held earlier than June 28, 2012 or later than August 27, 2012, proposals must be received no earlier than the close of business on the later of the 90th day prior to the 2012 Annual Meeting or the 10th day following the day on which public announcement of the 2012 Annual Meeting is first made). The submission must include certain information concerning the stockholder and the proposal, as specified in the Company's amended and restated bylaws. Our amended and restated bylaws are included as an exhibit to a Current Report on Form 8-K we filed with the SEC on May 11, 2009, which you may access through the SEC's electronic data system called EDGAR at *www.sec.gov*. You may also request a copy of our amended and restated bylaws by contacting our Corporate Secretary at the address above.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for notices of internet availability of proxy materials, proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single notice, proxy statement and/or annual report addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

A number of brokers with account holders who are EA stockholders will be "householding" our notices and proxy materials. A single notice or set of proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate notice or proxy materials, please notify your broker, direct your written request to our Corporate Secretary at our principal executive office, or contact our Corporate Secretary at (650) 628-1500. Stockholders who currently receive multiple copies of the notice or proxy materials at their address and would like to request "householding" of their communications should contact their broker.

REQUESTS TO THE COMPANY

The Company will provide without charge, to each person to whom a Notice and/or a proxy statement is delivered, upon request of such person and by first class mail within one business day of receipt of such request, a copy of the 2000 Equity Incentive Plan and 2000 Employee Stock Purchase Plan, each as proposed to be amended. Any such request should be directed as follows: Stock Administration Department, Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065 — telephone number (650) 628-1500.

OTHER BUSINESS

The Board does not know of any other matter that will be presented for consideration at the Annual Meeting except as specified in the notice of the meeting. If any other matter does properly come before the Annual Meeting, or at any adjournment or postponement of the Annual Meeting, it is intended that the proxies will be voted in respect thereof in accordance with the judgment of the persons voting the proxies.

By Order of the Board of Directors,



Stephen G. Bené
Senior Vice President, General Counsel and Corporate Secretary

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APPENDIX A

GENERAL DESCRIPTION OF THE 2000 EQUITY INCENTIVE PLAN

History

The Company's 2000 Equity Incentive Plan (the "Equity Plan") was adopted by our Board of Directors on January 27, 2000 and initially approved by our stockholders on March 22, 2000. The Equity Plan has been amended several times since it was initially adopted. The following general description of the Equity Plan reflects all prior amendments, as well as the amendment proposed to be adopted by the Company's stockholders at the 2011 Annual Meeting. The following general description is qualified in its entirety by reference to the text of the Equity Plan, as proposed to be amended, as filed by the Company with the SEC on or about June 10, 2011. Unless otherwise indicated, capitalized terms used in this Appendix A shall have the meanings set forth in the text of the Equity Plan.

Shares Subject to the Equity Plan

The stock subject to issuance under the Equity Plan consists of shares of the Company's authorized but unissued common stock. The Equity Plan, as amended to date, authorizes the issuance of up to 104,685,000 shares of common stock pursuant to awards of stock options, stock appreciation rights, restricted stock and restricted stock units. As proposed to be amended, the number of shares authorized for issuance under the Equity Plan would be increased to 114,685,000. In addition, shares are again available for grant and issuance under the Equity Plan that (a) were subject to an option granted under the Equity Plan that terminated, to the extent then unexercised, (b) were subject to a restricted stock or restricted stock unit award under the Equity Plan that is subsequently forfeited or repurchased by us at the original issue price, if any, or (c) are subject to an award of restricted stock or restricted stock units under the Equity Plan that otherwise terminates without shares being issued. The following types of shares are not available for future grant or issuance as awards under the Equity Plan: (x) shares that are not issued or delivered as a result of the net settlement of a stock option or stock appreciation right; (y) shares that are used to pay the exercise price or withholding taxes related to an award granted under the Equity Plan; and (z) shares that are repurchased by us with the proceeds of a stock option exercise.

The number of shares issuable under the Equity Plan, and under outstanding options and other awards, is subject to proportional adjustment to reflect stock splits, stock dividends and other similar events.

Share Usage

Shares covered by an Award shall be counted as used as of the Grant Date. Any shares that are subject to Awards of Options or stock appreciation rights, granted on or after July 31, 2008, shall be counted against the aggregate number of shares reserved under the Equity Plan as one (1) share for every one (1) share subject to an Award of Options or stock appreciation rights. Any shares that are subject to Awards other than Options or stock appreciation rights, granted (a) on or after July 31, 2008 but prior to July 29, 2009, shall be counted against the aggregate number of shares reserved under the Equity Plan as 1.82 shares for every one (1) share granted; and (b) on or after July 29, 2009, shall be counted against the aggregate number of shares reserved under the Equity Plan as 1.43 shares for every one (1) share granted.

Eligibility

The Equity Plan provides for the issuance of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units. The Equity Plan provides that employees (including officers and directors who are also employees) of EA or any parent or subsidiary of EA may receive incentive stock options under the Equity Plan. Nonqualified stock options, stock appreciation rights, restricted stock, and restricted stock units may be granted to employees and directors of EA or any parent or subsidiary of EA. As of May 20, 2011, approximately 7,500 persons were in the class of persons eligible to participate in the Equity Plan. No person is eligible to receive more than 1,400,000 shares of common stock (of which no more than 400,000 shares may be covered by awards of restricted stock) in any calendar year, other than new employees who will be eligible to receive up to 2,800,000 shares of common stock (of which no more than 800,000 shares may be covered by awards of restricted stock) in the calendar year in which they commence employment. No awards of stock appreciation rights have been made to date under the Equity Plan. A participant may hold more than one award granted under the Equity Plan.

Administration

The Equity Plan is administered by our Executive Compensation and Leadership Committee. All of the members of the Executive Compensation and Leadership Committee are "non-employee" and "independent directors" under applicable federal securities laws and NASDAQ listing requirements, and "outside directors" as defined under applicable federal tax laws. The Executive Compensation and Leadership Committee has the authority to construe and interpret the Equity Plan, grant awards and make all other determinations necessary or advisable for the administration of the Equity Plan. The members of the Executive Compensation and Leadership Committee receive no compensation for administering the Equity Plan other than their compensation for being Board and Committee members. The Company bears all expenses in connection with administration of the Equity Plan and has agreed to indemnify members of the Executive Compensation and Leadership Committee in connection with their administration of the Equity Plan. The Executive Compensation and Leadership Committee may delegate to one or more officers of the Company the authority to grant Awards under the Equity Plan to participants who are not executive officers of the Company.

Stock Options

Stock options granted under the Equity Plan may be either incentive stock options or nonqualified stock options. The exercise period of stock options is determined by the Executive Compensation and Leadership Committee but, in no event, may stock options be exercisable more than ten years from the date they are granted. The Equity Plan provides the Executive Compensation and Leadership Committee with the ability, at its discretion, to grant performance-based options subject to the achievement of one or more of the performance factors described under the heading "Performance Factors" below.

Exercise Price

The Executive Compensation and Leadership Committee determines the exercise price of each option granted under the Equity Plan. The option exercise price for each incentive and nonqualified stock option share must be no less than 100 percent of the "fair market value" (as defined in the Equity Plan) of a share of common stock at the time the stock option is granted. In the case of an incentive stock option granted to a stockholder that owns more than 10 percent of the total combined voting power of all classes of stock of EA or any parent or subsidiary of EA (a "Ten Percent Stockholder"), the exercise price for each such incentive stock option must be no less than 110 percent of the fair market value of a share of common stock at the time the incentive stock option is granted.

The exercise price of options and purchase price of shares granted under the Equity Plan may be paid as approved by the Executive Compensation and Leadership Committee at the time of grant: (a) in cash (by check); (b) by cancellation of indebtedness of the Company to the award holder; (c) by surrender of shares that either: (1) have been owned by the award holder for more than six (6) months and have been paid for within the meaning of SEC Rule 144; or (2) were obtained by the award holder in the public market; (d) by waiver of compensation due or accrued for services rendered; (e) with respect only to purchases upon exercise of an option, and provided that a public market for the Company's stock exists: (1) subject to applicable laws, by a "same-day sale" commitment from the optionee and a National Association of Securities Dealers, Inc. ("NASD") broker; or (2) by a "margin" commitment from the optionee and an NASD broker; (f) by withholding from the shares to be issued upon exercise of an award that number of shares having a fair market value equal to the minimum amount required to satisfy the exercise price or purchase price; (g) by any combination of the foregoing; or (h) such other consideration and method of payment for issuance of shares to the extent permitted by applicable laws.

No Repricings or Exchanges of Awards Without Stockholder Approval

The Executive Compensation and Leadership Committee may, at any time or from time to time, authorize the Company, with the consent of the affected Equity Plan participants, to issue new awards in exchange for the surrender and cancellation of any or all outstanding awards; provided, however, that no such exchange program may, without the approval of the Company's stockholders, allow for the cancellation of an outstanding option or stock appreciation right in exchange for a new option or stock appreciation right having a lower exercise price. The Compensation Committee may also, subject to approval by the Company's stockholders, at any time buy a previously granted award with payment in cash, shares (including restricted stock) or other consideration, based on such terms and conditions as the Committee and the Participant may agree.

Outside Directors

Equity granted to non-employee directors is determined at the discretion of the Board.

In the event of our dissolution or liquidation or a "change of control" transaction, options granted to our non-employee directors under the Equity Plan will become 100 percent vested and exercisable in full.

In addition, our non-employee directors may elect to receive all or a portion of their cash compensation in shares of common stock. Directors making this election are entitled to receive shares having a value equal to 110 percent of the amount of the cash compensation foregone.

Stock Appreciation Rights

The Executive Compensation and Leadership Committee, or a committee to which it has delegated the appropriate authority, may grant stock appreciation rights (a "SAR" or "SARs") as stand-alone awards or in addition to, or in tandem with, other awards under the Equity Plan under such terms, conditions and restrictions as the Executive Compensation and Leadership Committee, or a committee to which it has delegated the appropriate authority, may determine; provided, however, that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. A SAR is an award which provides the holder with the right to receive the appreciation in value of a set number of shares of company stock or cash over a set period of time. A SAR is similar to an option in that the holder benefits from any increases in stock price above the exercise price set forth in the award agreement. However, unlike an option, the holder is not required to pay an exercise price to exercise a SAR, but simply receives the net amount of the increase in stock price in the form of cash or stock. The exercise price for a SAR must be no less than 100 percent of the "fair market value" (as defined in the Equity Plan) of a share of common stock at the time the SAR is granted. In addition, the Executive Compensation and Leadership Committee, or a committee to which it has delegated the appropriate authority, may, at its discretion, subject SARs to the achievement of one or more of the performance factors described under the heading "Performance Factors" below.

Restricted Stock Awards

The Executive Compensation and Leadership Committee may grant restricted stock awards either in addition to, or in tandem with, other awards under the Equity Plan under such terms, conditions and restrictions as the Executive Compensation and Leadership Committee may determine. A restricted stock award is an offer by Electronic Arts to award shares of common stock that are subject to restrictions established by the Executive Compensation and Leadership Committee. These restrictions may be based upon completion by the award holder of a specified number of years of service or by the attainment of one or more of the performance factors described under the heading "Performance Factors" below. The purchase price, if any, for each such award is determined by the Executive Compensation and Leadership Committee at the time of grant. In the case of an award to a Ten Percent Stockholder, the purchase price must be 100 percent of fair market value. The purchase price, if any, may be paid for in any of the forms of consideration listed in items under "Exercise Price" above, as are approved by the Executive Compensation and Leadership Committee at the time of grant.

Restricted Stock Units

Restricted stock unit awards may be granted under the Equity Plan, either in addition to, or in tandem with, other awards under the Equity Plan under such terms, conditions and restrictions as the Executive Compensation and Leadership Committee, or a committee to which it has delegated the appropriate authority, may determine. A restricted stock unit award is similar to a restricted stock award (and may be awarded subject to any or all of the performance goals described under the heading "Performance Factors" below) except the stock is not delivered to the participant unless and until all restrictions have terminated.

Performance Factors

Performance-based stock options, stock appreciation rights, restricted stock and restricted stock unit awards with vesting and/or exercisability conditioned on one or more of the following permissible performance factors may be granted under the Equity Plan, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, to be measured over a specified performance period that may be as short as a quarter or as long as five years (unless tied to a specific and objective milestone or event), to the extent applicable on an absolute basis or relative to a pre-established target: (a) profit before tax; (b) revenue (on an absolute basis or adjusted for currency effects); (c) net revenue; (d) earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings); (e) operating income; (f) operating margin; (g) operating profit; (h) controllable operating profit, or net operating profit; (i) net profit; (j) gross margin; (k) operating expenses or operating expenses as a percentage of revenue; (l) net income; (m) earnings per share; (n) total stockholder return; (o) market share; (p) return on assets or net assets; (q) the Company's stock price; (r) growth in stockholder value relative to a pre-determined index; (s) return on equity; (t) return on invested capital; (u) cash flow (including free cash flow or operating cash flows); (v) cash conversion cycle; (w) economic value added; (x) individual confidential business objectives; (y) contract awards or backlog; (z) overhead or other expense reduction; (aa) credit rating; (bb) strategic plan development and implementation; (cc) succession plan development and implementation; (dd) improvement in workforce diversity; (ee) customer indicators; (ff) new product invention or innovation; (gg) attainment of research and development milestones; (hh) improvements in productivity; or (ii) attainment of objective operating goals and employee metrics.

In addition, the Committee may, in its sole discretion and in recognition of unusual or non-recurring items such as acquisition-related activities or changes in applicable accounting rules, provide for one or more equitable adjustments (based on objective standards) to the performance factors to preserve the Committee's original intent regarding the performance factors at the time of the initial award grant.

Mergers, Consolidations, and Change of Control

Except for automatic grants to non-employee directors, in the event of a merger, consolidation, dissolution or liquidation of EA, the sale of substantially all of its assets or any other similar corporate transaction, the successor corporation may assume, replace or substitute equivalent awards in exchange for those granted under the Equity Plan or provide substantially similar consideration, shares or other property as was provided to our stockholders (after taking into account the provisions of the awards). In the event that the successor corporation does not assume, replace or substitute awards, such awards will accelerate and all options will become exercisable in full prior to the consummation of the transaction at the time and upon the conditions as the Executive Compensation and Leadership Committee determines. Any awards not exercised prior to the consummation of the transaction will terminate.

Transferability

Incentive stock options granted under the Equity Plan are not transferable other than by means of a distribution upon the optionee's death. Nonqualified stock options, stock appreciation rights, restricted stock, and restricted stock unit awards are subject to similar restrictions on transfer unless otherwise determined by the Executive Compensation and Leadership Committee and except that nonqualified stock options may be transferred to family members and trusts or foundations controlled by, or primarily benefiting, family members of the optionee.

Term of the Equity Plan

The Equity Plan expires in 2020 unless terminated earlier by the Board.

United States Federal Income Tax Information

THE FOLLOWING IS A GENERAL SUMMARY AS OF THE DATE OF THIS PROXY STATEMENT OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY AND PARTICIPANTS UNDER THE EQUITY PLAN. THE FEDERAL TAX LAWS MAY CHANGE AND THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES FOR ANY PARTICIPANT WILL DEPEND UPON HIS OR HER INDIVIDUAL CIRCUMSTANCES. IN ADDITION, THE INTERNAL REVENUE SERVICE COULD, AT ANY TIME, TAKE A POSITION CONTRARY TO THE INFORMATION DESCRIBED IN THE FOLLOWING SUMMARY. ANY TAX EFFECTS THAT ACCRUE TO NON-U.S. PARTICIPANTS AS A RESULT OF PARTICIPATING IN THE EQUITY PLAN ARE GOVERNED BY THE TAX LAWS OF THE COUNTRIES IN WHICH SUCH PARTICIPANT RESIDES OR IS OTHERWISE SUBJECT. EACH PARTICIPANT WILL BE ENCOURAGED TO SEEK THE ADVICE OF A QUALIFIED TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PARTICIPATION IN THE EQUITY PLAN.

Incentive Stock Options

A participant will recognize no income upon grant or vesting of an incentive stock option and will generally not incur tax on its exercise. Unless the participant is subject to the alternative minimum tax ("AMT"), the participant will recognize income only when the shares acquired upon the exercise of an incentive stock option (the "ISO Shares") are sold or otherwise disposed of. If the participant holds ISO Shares for more than one year after the date the option was exercised and for more than two years after the date the option was granted, the participant will realize a long-term capital gain or loss (rather than ordinary income) upon disposition of the ISO Shares. This long-term capital gain or loss will be equal to the difference between the amount realized upon such disposition and the amount paid for the ISO Shares.

If the participant disposes of ISO Shares prior to the expiration of either the one-year or two-year required holding period (a "disqualifying disposition"), the gain realized upon such disposition, up to the difference between the fair market value of the ISO Shares on the date of exercise (or, if less, the amount realized on a sale of such shares) and the option exercise price, will be treated as ordinary income. Any additional gain will be capital gain, taxed at a rate that depends upon the amount of time the ISO Shares were held by the participant.

Alternative Minimum Tax

The Alternative Minimum Tax ("AMT") is a separately computed tax which was devised to ensure that at least a minimum amount of income tax is paid. AMT is imposed only if and to the extent that a participant would pay more tax if his or her income tax were calculated pursuant to the AMT rules than if calculated in the regular manner. The difference between the option exercise price and the fair market value of the ISO Shares on the date of exercise is includable as income for purposes of calculating the AMT for both (i) a vested ISO and (ii) an unvested ISO for which the participant makes a timely election under Section 83(b) of the U.S. Internal Revenue Code (an "83(b) election").

Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items (including the difference between the fair market value of the ISO Shares on the date of exercise and the exercise price) and reducing this amount by the applicable exemption amount. The AMT (imposed to the extent it exceeds the taxpayer's regular income tax) is 26 percent of an individual taxpayer's alternative minimum taxable income (28 percent in the case of alternative minimum taxable income in excess of $175,000 in the case of married individuals filing a joint return). If a disqualifying disposition of the ISO Shares occurs in the same calendar year as the exercise of an incentive stock option, those ISO Shares are not included in the AMT calculation.

If a participant has to pay AMT, he or she is entitled to a credit against income tax (but not AMT) in later years subject to many restrictions. Also, upon a sale of ISO Shares that is not a disqualifying disposition, alternative minimum taxable income is reduced in the year of sale by the amount that was previously included in alternative minimum taxable income in the year of exercise, i.e. the difference between the amount paid for the ISO Shares and the fair market value of the ISO Shares on the date of exercise.

Nonqualified Stock Options

A participant will generally not recognize any taxable income at the time a nonqualified stock option ("NQSO") is granted or vests provided the exercise price is no less than the fair market value of the underlying shares on the grant date. Upon exercise of a vested NQSO, the participant will include in income as compensation an amount equal to the difference between the fair market value of the shares on the date of exercise and the participant's exercise price. The included amount will be taxed as ordinary income to the participant and will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the award or withholding out of the participant's salary). Upon resale of the shares by the participant, any subsequent appreciation or depreciation in the value of the shares will be treated as a capital gain or loss, taxable at a rate that depends upon the length of time the shares were held by the participant.

Restricted Stock Awards

A participant who receives a restricted stock award will include the amount of the award in income as compensation at the time that any forfeiture restrictions on the shares of stock lapse, unless the participant makes a timely 83(b) election. If the participant does not timely make an 83(b) election, the participant will include in income the fair market value of the shares of stock on the date that the restrictions lapse as to those shares, less any purchase price paid for such shares. The included amount will be taxed as ordinary income to the participant and will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the participant's award or withholding out of the participant's salary).

If the participant makes a timely 83(b) election, the participant will, at the time the award is received, include the fair market value of the shares of stock on the date of receipt of the award (determined without regard to lapse restrictions), less any purchase price paid for such shares in income as compensation. The income will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the participant's salary or withholding out of the participant's award). If the award is subsequently forfeited, the participant will not receive any deduction for the amount previously taxed as ordinary income.

Restricted Stock Units

A participant will recognize income as compensation with respect to an award of restricted stock units at the time that the restrictions lapse, provided the shares are issued on the date the restrictions lapse. The participant will include in income the fair market value of the shares of stock on the date that the restrictions lapse as to those shares, less any purchase price paid for such shares. The included amount will be taxed as ordinary income to the participant and will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the participant's award or withholding out of the participant's salary).

Stock Appreciation Rights

Assuming that a stock appreciation right ("SAR") is granted at an exercise price that is not less than the fair market value of the underlying shares on the grant date, a participant will not recognize any taxable income at the time a SAR is granted or when the SAR vests. However, upon exercise of a vested SAR, an amount equal to the difference between the fair market value of the shares on the date of exercise and the participant's exercise price will be included in income as compensation to the participant. The included amount will be taxed as ordinary income to the participant and will be subject to withholding by the Company or its subsidiary (by payment in cash, withholding out of the award or withholding out of the participant's salary). Upon resale of the shares issued to the participant at the time of exercise, any subsequent appreciation or depreciation in the value of the shares will be treated as capital gain or loss, taxable at a rate that depends upon the length of time the shares were held by the participant.

Internal Revenue Code Section 409A

At the present time, the Company intends to grant equity awards to participants which are either outside the scope of Section 409A of the U.S. Internal Revenue Code or are exempted from the application of Section 409A. If an equity award is subject to Section 409A and the requirements of Section 409A are not met, participants may suffer adverse tax consequences with respect to the equity award. Such consequences may include taxation at the time of the vesting of the award, an additional 20 percent tax penalty on the non-compliant deferred income and interest and penalties on any deferred income.

Tax Treatment of the Company

To the extent that the participant recognizes ordinary income and the Company properly reports such income to the Internal Revenue Service (the "IRS"), the Company generally will be entitled to a deduction in connection with the exercise of a NQSO or a SAR by a participant or upon the lapse of restrictions with respect to a participant's restricted stock or restricted stock unit award. The Company will be entitled to a deduction in connection with the disposition of ISO Shares only to the extent that the participant recognizes ordinary income on a disqualifying disposition of the ISO Shares and provided that the Company properly reports such income to the IRS.

ERISA

The Equity Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the Code.

Proposed Amendment to the Equity Plan

At the 2011 Annual Meeting, stockholders will be asked to approve an amendment to the Equity Plan to increase the number of shares authorized under the Equity Plan by 10,000,000 shares.

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APPENDIX B

GENERAL DESCRIPTION OF THE 2000 EMPLOYEE STOCK PURCHASE PLAN

2000 Employee Stock Purchase Plan, as Amended

The following general description of the Purchase Plan is qualified in its entirety by reference to the text of the Purchase Plan, as proposed to be amended, as filed by the Company with the SEC on or about June 10, 2011. Unless otherwise indicated, capitalized terms used in this Appendix B shall have the meanings set forth in the text of the Purchase Plan.

History. The 2000 Purchase Plan was adopted by the Board on May 25, 2000, approved by the Stockholders on July 27, 2000, and has been subsequently amended.

Purpose. The purpose of the Purchase Plan is to provide employees of the Company with a convenient means of acquiring common stock of the Company through payroll deductions, to enhance the employees' sense of participation in the affairs of the Company and subsidiaries, and to provide an incentive for continued employment.

Administration. The Purchase Plan is administered on behalf of the Board by the Executive Compensation and Leadership Committee of the Board. The interpretation by the Executive Compensation and Leadership Committee of any provision of the Purchase Plan is final and binding on all participating employees.

Eligibility. All employees of the Company (including directors who are employees), or any parent or subsidiary, are eligible to participate in the Purchase Plan except the following: (i) employees who are not employed by the Company on the 15th day of the month before the beginning of an Offering Period (as defined below); (ii) employees who are customarily employed for less than 20 hours per week; (iii) employees who are customarily employed for less than 5 months in a calendar year; and (iv) employees who, pursuant to Section 424(d) of the Code, own or hold options to purchase or who, as a result of participation in the Purchase Plan, would own stock or hold options to purchase stock representing 5 percent or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary. As of May 20, 2011, the Company estimates that approximately 8,480 persons were eligible to participate in the Purchase Plan.

Participation. Each offering of the Company's common stock under the Purchase Plan is for a period of one year (the "Offering Period"). Offering Periods commence on the first business day of March and September of each year. The first day of each Offering Period is the "Offering Date" for such Offering Period. An employee cannot participate simultaneously in more than one Offering Period. Each Offering Period consists of two six-month purchase periods (each a "Purchase Period") commencing on the first business day of March and September. The last day of each Purchase Period is a "Purchase Date."

Employees may participate in the Purchase Plan during each pay period through payroll deductions. An employee sets the rate of such payroll deductions, which may not be less than 2 percent nor more than 10 percent of the employee's base salary, wages, commissions, overtime, shift premiums and bonuses plus draws against commissions, unreduced by the amount by which the employee's salary is reduced pursuant to Sections 125 or 401(k) of the Code. Eligible employees may elect to participate in any Offering Period by enrolling as provided under the terms of the Purchase Plan. Once enrolled, a participating employee will automatically participate in each succeeding Offering Period unless such employee withdraws from the Offering Period. After the rate of payroll deductions for an Offering Period has been set by an employee, that rate continues to be effective for the remainder of the Offering Period (and for all subsequent Offering Periods in which the employee is automatically enrolled) unless otherwise changed by the employee. The employee may increase or lower the rate of payroll deductions for any subsequent Offering Period but may only lower the rate of payroll deductions during the current Purchase Period. Not more than one change may be made effective during any one Purchase Period.

In any given Purchase Period, no employee may purchase more than (a) twice the number of shares that could have been purchased with the payroll deductions if the purchase price were determined by using 85 percent of the fair market value of a share of the Company's common stock on the Offering Date or (b) the maximum number of shares set by the Board. In addition, no employee may purchase shares at a rate that, when aggregated with all other rights to purchase stock under all other employee stock purchase plans of the Company, or any parent or subsidiary of the Company, exceeds $25,000 in fair market value (determined on the Offering Date) for each year.

Purchase Price. The purchase price of shares that may be acquired in any Purchase Period under the Purchase Plan is 85 percent of the lesser of (a) the fair market value of the shares on the Offering Date of the Offering Period in which the participant is enrolled or (b) the fair market value of the shares on the Purchase Date. The fair market value of the common stock on a given date is the closing price of the common stock on the immediately preceding business day as quoted on the NASDAQ Global Select Market.

Purchase of Stock. The number of whole shares an employee may purchase in any Purchase Period is determined by dividing the total amount of payroll deductions withheld from the employee during the Purchase Period pursuant to the Purchase Plan by the price per share determined as described above, subject to the limitations described above. The purchase takes place automatically on the last market day of the Purchase Period.

Withdrawal. An employee may withdraw from any Offering Period at any time at least 15 days prior to the end of an Offering Period. No further payroll deductions for the purchase of shares will be made for the succeeding Offering Period unless the employee enrolls in the new Offering Period in the same manner as for initial participation in the Purchase Plan.

Termination of Employment. Termination of an employee's employment for any reason, including retirement or death, immediately cancels the employee's participation in the Purchase Plan. In such event, the payroll deductions credited to the employee's account will be returned to such employee or, in case of death, to the employee's legal representative.

Adjustment Upon Changes in Capitalization. The number of shares subject to any purchase, and the number of shares issuable under the Purchase Plan, is subject to adjustment in the event of a recapitalization of the Company's common stock. In the event of a proposed dissolution or liquidation of the Company, the Offering Period will terminate and the Board may, in its sole discretion, give participants the right to purchase shares that would not otherwise be purchasable until the last day of the applicable Purchase Period.

Tax Treatment of U.S.-based Participants. Participating employees in the U.S. will not recognize income for federal income tax purposes either upon enrollment in the Purchase Plan or upon the purchase of shares. All federal income tax consequences are deferred until a participating U.S. employee sells the shares, disposes of the shares by gift, or dies.

If shares are held for more than one year after the date of purchase and more than two years from the beginning of the applicable Offering Period, or if the employee dies while owning the shares, the employee realizes ordinary income on a sale (or a disposition by way of gift or upon death) to the extent of the lesser of: (i) 15 percent of the fair market value of the shares at the beginning of the Offering Period; or (ii) the actual gain (the amount by which the market value of the shares on the date of sale, gift or death, exceeds the purchase price). All additional gain upon the sale of shares is treated as long-term capital gain. If the shares are sold and the sale price is less than the purchase price, there is no ordinary income, and the employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or are otherwise disposed of, including by way of gift (but not death, bequest or inheritance), prior to the expiration of either the one-year or the two-year holding periods described above (in any case a "disqualifying disposition"), the employee will realize ordinary income at the time of sale or other disposition taxable to the extent that the fair market value of the shares at the date of purchase was greater than the purchase price. This excess will constitute ordinary income in the year of the sale or other disposition even if no gain is realized on the sale or if a gratuitous transfer is made. The difference, if any, between the proceeds of sale and the fair market value of the shares at the date of purchase is a capital gain or loss. Capital gains may be offset by capital losses, and up to $3,000 of capital losses in excess of capital gains may be offset annually against ordinary income. Ordinary income recognized by an employee upon a disqualifying disposition constitutes taxable compensation that will be reported on a W-2 form. The Company takes the position that any ordinary income recognized upon a sale or other disposition is not subject to withholding.

Tax Treatment of Non-U.S.-based Participants. For participants residing outside the U.S., the Company will assess its requirements regarding tax, social insurance and other applicable taxes in connection with participation in the Purchase Plan. These requirements may change from time to time as laws or interpretations change.

Tax Treatment of the Company. The Company is entitled to a deduction in connection with the disposition of shares acquired under the Purchase Plan only to the extent that the employee recognized ordinary income on a disqualifying disposition of the shares. The Company treats any transfer of record ownership of shares, including transfer to a broker or nominee or into "street name," as a disposition, unless it is notified to the contrary. In order to enable the Company to learn of disqualifying dispositions and ascertain the amount of the deductions to which it is entitled, employees are required to notify the Company in writing of the date and terms of any disposition of shares purchased under the Purchase Plan.

Proposed Amendment of the 2000 Employee Stock Purchase Plan

At the 2011 Annual Meeting, stockholders will be asked to increase by 3,500,000 the number of shares of the Company's common stock reserved for issuance under the Purchase Plan.

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2011 Annual Report on Form 10-K

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 000-17948

ELECTRONIC ARTS INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-2838567**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
209 Redwood Shores Parkway Redwood City, California	**94065**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(650) 628-1500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock, $0.01 par value, held by non-affiliates of the registrant as of October 1, 2010, the last business day of our second fiscal quarter, was $5,427 million.

As of May 17, 2011 there were 332,447,808 shares of the registrant's common stock, $0.01 par value, outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for its 2011 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

Annual Report

ELECTRONIC ARTS INC.
2011 FORM 10-K ANNUAL REPORT

Table of Contents

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, made in this Report are forward looking. Examples of forward-looking statements include statements related to industry prospects, our future economic performance including anticipated revenues and expenditures, results of operations or financial position, and other financial items, our business plans and objectives, including our intended product releases, and may include certain assumptions that underlie the forward-looking statements. We use words such as "anticipate," "believe," "expect," "intend," "estimate" (and the negative of any of these terms), "future" and similar expressions to help identify forward-looking statements. These forward-looking statements are subject to business and economic risk and reflect management's current expectations, and involve subjects that are inherently uncertain and difficult to predict. Our actual results could differ materially from those in the forward-looking statements. We will not necessarily update information if any forward-looking statement later turns out to be inaccurate. Risks and uncertainties that may affect our future results include, but are not limited to, those discussed under the heading "Risk Factors," beginning on page 13.

PART I

Item 1: *Business*

We develop, market, publish and distribute game software and content that can be played by consumers on a variety of video game machines and electronic devices (which we call "platforms"), including:

- Video game consoles, such as the Sony PLAYSTATION 3, Microsoft Xbox 360 and Nintendo Wii,
- Personal computers, including the Apple Macintosh (we refer to personal computers and the Macintosh together as "PCs"),
- Mobile phones, such as the Apple iPhone, Google Android compatible phones, and feature phones,
- Tablets and electronic readers, such as the Apple iPad and the Amazon Kindle,
- The Internet, including on social networking sites such as Facebook, and
- Handheld game players such as the Sony PlayStation Portable ("PSP") and Nintendo DS and 3DS.

Our ability to publish games across multiple platforms has been, and will continue to be, a cornerstone of our product strategy. Technology advances continue to create new platforms for interactive entertainment. Examples include wireless technologies, streaming gaming services, and Internet-connected televisions. We expect that new platforms such as these will continue to grow the consumer base for our products while also providing competition for established video game platforms.

Our products for videogame consoles, PCs and handhelds are delivered on physical media (disks and cartridges) that are sold at retailers (we call these "packaged goods" products) or by us directly to consumers. We also deliver game content and services online for the platforms listed above through digital downloads. In addition, we offer online delivered content and services as add-ons or as related features to our packaged goods products (*e.g.*, add-on content or matchmaking services); while other games, content and services that we offer, such as games for mobile devices, and Internet-only games, are available only through online delivery. We believe that online delivery of game content and services has become and will continue to be an increasingly important part of our business.

Our games span a diverse range of categories, including action-adventure, casual, family, fantasy, first-person shooter, horror, massively-multiplayer online role-playing, music, racing, simulation, sports, and strategy. We have created, licensed and acquired a strong portfolio of intellectual property, which we market and sell to a variety of consumers. Our portfolio of wholly-owned properties includes established brands such as Battlefield, Dead Space, Dragon Age, Mass Effect, Medal of Honor, Need for Speed, and The Sims. Our portfolio of games based on licensed intellectual property includes sports-based titles such as Madden NFL and FIFA, and titles based on popular brands such as Harry Potter and Hasbro's toy and game intellectual properties. Through our EA Partners business, we also publish or distribute video games that are developed by other companies, including the Crysis series (developed by Crytek) and the Epic Games title *Bulletstorm*.

Another cornerstone of our strategy is to publish products that can be iterated, or sequeled. For example, a new edition for most of our sports products, such as Madden NFL, is released each year. Other products, such as The Sims and Battlefield are sequeled on a less-frequent basis. We refer to these successful, iterated product families as "franchises." We also make add-on content available for purchase online or through expansion packs sold at retail for many of our products.

We develop our games using both internal and external resources. For the fiscal years ended March 31, 2011, 2010 and 2009, research and development expenses were $1,153 million, $1,229 million and $1,359 million, respectively. We operate development studios (which develop products and perform other related functions) worldwide: BioWare (Canada and United States), Bright Light (United Kingdom), Criterion (United Kingdom), DICE (Sweden), EA Canada, EA Los Angeles (United States), EA Mobile (Canada, Romania, Australia, India, and Korea), Maxis (United States), Playfish (Canada, United States, United Kingdom, China, Norway and Japan), EA Salt Lake City (United States), EA Seoul Studio (Korea), EA Mythic (United States), Pogo (Canada, United States, China and India), The Sims Studio (United States), EA Tiburon (United States), and Visceral (United States, Canada, Australia, China). We have quality assurance functions located in the United States, Canada, the United Kingdom, Sweden, Germany, Romania, China, India and Korea and localization functions located in Spain, Germany, Singapore and Japan. We also engage third parties to assist with the development of our games at their own development and production studios.

Our North America net revenue, which was primarily generated in the United States, was $1,836 million, as compared to $2,025 million in fiscal year 2010 and $2,412 million in fiscal year 2009. This trend reflects in part our strategy to focus on higher margin opportunities by significantly reducing the number of games that we publish and/or distribute, in order to reduce costs and provide greater focus on our most promising intellectual properties. It also reflects the impact of increased revenue deferrals as further explained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this Form 10-K.

Internationally, we conduct business through our international headquarters in Switzerland and have wholly-owned subsidiaries throughout the world, including offices in Europe, Australia, Asia and Latin America. International net revenue (revenue derived from countries other than Canada and the United States) increased by 8 percent to $1,753 million, or 49 percent of total net revenue in fiscal year 2011, as compared to $1,629 million, or 45 percent of total net revenue in fiscal year 2010 and as compared to $1,800 million, or 43 percent of total net revenue in fiscal year 2009. The amounts of net revenue and long-lived assets attributable to each of our geographic regions for each of the last three fiscal years are set forth in Note 17 of the Notes to Consolidated Financial Statements, included in Item 8 of this report.

In fiscal year 2011, revenue from sales of *FIFA 11* represented approximately 11 percent of our total net revenue. In fiscal years 2010 and 2009, no title accounted for 10 percent or more of our total net revenue.

Significant Business Developments in Fiscal Year 2011

Stock Repurchase Program

In February 2011, we announced that our Board of Directors had authorized a program to repurchase up to $600 million of our common stock over the next 18 months. As of March 31, 2011, we had repurchased $58 million of our common stock, or approximately 3 million shares, in the open market since the commencement of the program, including pursuant to a pre-arranged stock trading plan.

Under the program, we may purchase stock in the open market or through privately negotiated transactions in accordance with applicable securities laws, including pursuant to pre-arranged stock trading plans. The timing and actual amount of the stock repurchases will depend on several factors including price, capital availability, regulatory requirements, alternative investment opportunities, and other market conditions. We are not obligated to repurchase any specific number of shares under the program and the repurchase program may be modified, suspended or discontinued at any time.

Fiscal 2011 Restructuring Plan

In fiscal year 2011, we announced a plan focused on the restructuring of certain licensing and developer agreements in an effort to improve the long-term profitability of our packaged goods business. Under this plan, we amended certain licensing and developer agreements. To a much lesser extent, as part of this restructuring we have had workforce reductions and facilities closures through March 31, 2011. Substantially all of these exit activities were completed by March 31, 2011.

Digital Content Distribution and Services

In fiscal year 2011, we significantly increased the revenues that we derive from online-delivered products and services and we expect this portion of our business to continue to grow in fiscal year 2012 and beyond. Substantially all of our games contain digital content. Many of our games that are available as packaged goods products are also available through direct online download through the Internet. We also offer online-delivered content and services that are add-ons or related to our packaged goods products such as additional game content or enhancements of multiplayer services. Further, we provide other games, content and services that are available only via electronic delivery, such as Internet-only games and game services, and games for mobile devices. In fiscal year 2011, we made strategic investments in our digital business with the acquisition of Chillingo Limited, a leading publisher of games and software for mobile platforms. Additionally, we expect to launch the highly anticipated massively-multiplayer online role-playing game *Star Wars: The Old Republic*.

Our Operating Structure

We are organized around three operating Labels (EA Games, EA SPORTS and EA Play), our EA Interactive organization (EA Mobile, the combined results of Pogo and Playfish, and Hasbro) and our Global Publishing Organization. Each Label and EA Interactive operates globally with dedicated game development and marketing teams. Global Publishing operates in three regions – North America, Europe and Asia – and is responsible for a number of business functions such as: strategic planning, field marketing, sales, distribution and operations.

EA Games Label

The EA Games Label is home to the largest number of our studios and development teams, which together create an expansive and diverse portfolio of games and related content and services marketed under the EA brand in categories such as action-adventure, role playing, racing and first-person shooter games. The EA Games portfolio is comprised primarily of wholly-owned intellectual properties and includes several established franchises such as Battlefield, Dead Space, Dragon Age, Mass Effect, Medal of Honor and Need for Speed. EA Games also develops massively-multiplayer online role-playing games, which are persistent-state virtual worlds where thousands of players can interact with one another ("MMOs"). *Star Wars: The Old Republic* is an example of an MMO currently in development at our BioWare Austin Studio. EA Games titles are developed primarily at the following EA studios: BioWare (Edmonton, Canada; Austin, Texas; and Montreal, Canada), Criterion (Guildford, England), DICE (Stockholm, Sweden), EA Los Angeles, Visceral (Redwood City, California; Montreal, Canada; Shanghai, China; and Melbourne, Australia), EA Mythic (Fairfax, Virginia), and EA Canada (Burnaby, Canada).

EA Games also includes the EA Partners group, which contracts with external game developers, to provide these developers with a variety of services including development assistance, publishing, and distribution of their games.

EA SPORTS Label

The EA SPORTS Label develops a collection of sports-based video games and related content and services marketed under the EA SPORTS brand. EA SPORTS games range from simulated sports titles with realistic graphics based on real-world sports leagues, players, events and venues to more casual games with arcade-style gameplay and graphics. We seek to release new iterations of many of our EA SPORTS titles annually in connection with the commencement of a sports league's season or a major sporting event when appropriate. Our EA SPORTS franchises include FIFA, Fight Night, Madden NFL, NCAA Football, NHL Hockey, and Tiger Woods PGA Tour. EA SPORTS games are developed primarily at our EA Canada studio in Burnaby, British Columbia, and our EA Tiburon studio located in Orlando, Florida.

EA Play Label

The EA Play Label is focused on creating compelling games and related content and services for a mass audience. EA Play games are intended to be easily accessible for people of all ages, and to inspire fun and creativity. EA Play Label products include wholly-owned franchises such as The Sims, SimCity, MySims, and Spore. The EA Play Label also develops Harry Potter videogames under license from Warner Bros. Our EA Play Label oversees internal studios and development teams located in California, Utah and Guildford, England, and works with third-party developers.

EA Interactive

EA Interactive is focused on interactive games for play on the Internet and mobile devices. EA Interactive is comprised of EA Mobile, the combined results of Pogo and Playfish, and Hasbro.

- *EA Mobile.* Through EA Mobile, we are a leading global publisher of games for mobile devices. Our customers purchase and download our games through a mobile carrier's branded e-commerce service and mobile application storefronts accessed directly from their mobile devices. EA Mobile develops games for mobile devices internally at studios located in Canada, Romania, Australia, India, and Korea. We also contract with third parties located in the United States, United Kingdom, Singapore, and China to develop games that will be produced by EA Mobile. Our focus is on producing high-quality, branded titles across a multitude of carriers, geographies, and mobile devices, including the Apple iPhone and iPad, Google Android compatible phones, and feature phones. In October 2010, we acquired Chillingo, a leading mobile games publisher based in the United Kingdom. Chillingo's titles include hits such as *Cut the Rope* and *Angry Birds*.

- *Playfish and Pogo.* Through Playfish we offer free-to-play social games including *Pet Society*, *Restaurant City*, *EA Sports FIFA Superstars* and *Madden NFL Superstars* that can be played on platforms such as Facebook, MySpace, Google, Bebo, iPhone, and Android. As of March 31, 2011, we had approximately 35.7 million monthly active players across 40 applications. Playfish generates revenue through sales of digital content and Internet-based advertising. Through our Pogo online service, we offer casual games such as card, puzzle and word games on www.pogo.com, as well as on Facebook. In addition to paid subscriptions, Pogo also generates revenue through Internet-based advertising and sales of digital content.

- *Hasbro.* We have a long-term strategic licensing agreement with Hasbro, which provides us with the exclusive rights to create digital games for all major platforms based on most of Hasbro's toy and game intellectual properties, including MONOPOLY, SCRABBLE (for United States and Canada), YAHTZEE (excluding the Nordic countries), NERF, and LITTLEST PET SHOP.

Global Publishing Organization

Global Publishing is responsible for the distribution, sales, and marketing of our products, including strategic planning, operations, and manufacturing functions.

Competition

We compete with other video game companies for the leisure time and discretionary spending of consumers, as well as with providers of different forms of entertainment, such as motion pictures, television, social networking, online casual entertainment, and music. Our competitors vary in size from very small companies with limited resources to very large, diversified corporations with global operations and greater financial resources than ours. We also face competition from other video game companies and large media companies to obtain license agreements for the right to use some of the intellectual property included in our products.

Competition in Sales of Packaged Goods

The packaged goods video game business is characterized by the frequent launch of new games, which may be sequels of popular game franchises, or newly introduced game concepts. There is also rapid technological innovation in the packaged goods game business as competing companies continually improve their use of the powerful platforms on which games are designed to run, and extend the game experience through additional content and online services (such as matchmaking and multiplayer functionality). Competition is also based on product quality and features, timing of product releases, brand-name recognition, availability and quality of in-game content, access to distribution channels, effectiveness of marketing and price.

For sales of packaged goods, we compete directly with Sony, Microsoft and Nintendo, each of which develop and publish software for their respective console platforms. We also compete with numerous companies which, like us, develop and publish video games that operate on these consoles and on PCs and handheld game players. These competitors include Activision Blizzard, Atari, Capcom, Koei, Konami, LucasArts, Namco, Sega, Take-Two Interactive, THQ, and Ubisoft. Diversified media companies such as Fox, Disney, Time Warner, and Viacom are also involved in software game publishing.

Due in large part to the repurchase and sale of used video games by retailers, many of our console games are experiencing sales cycles that are shorter than in the past. To mitigate this trend, we offer our consumers on-going services, such as multiplayer capability and additional content, to further enhance the gaming experience and extend the time that consumers play our games after their initial purchase.

Competition in Games for Mobile Devices

The marketplace for mobile games is characterized by frequent product introductions, rapidly emerging new mobile platforms, new technologies, and new mobile application storefronts. As the penetration of mobile devices that feature fully-functional browsers and additional gaming capabilities continues to deepen, the demand for applications continues to increase and there are more mobile application storefronts through which developers can offer products. Mobile game applications are currently being offered by a wide range of competitors, including Capcom Mobile, Gameloft, Glu Mobile, ngmoco, PopCap and Zynga, and hundreds of smaller companies. We expect new competitors to enter the market and existing competitors to allocate more resources to develop and market competing applications. As a result, we expect competition in the mobile entertainment market to intensify.

Competition in Online Gaming Services

The online (*i.e.*, Internet-based) games market is characterized by frequent product introductions, new and evolving business models and new platforms. As the proportion of households with a broadband connection continues to grow, we expect new competitors to enter the market and existing competitors to allocate more resources toward developing online games services. As a result, we expect competition in the online game services market to intensify.

Our current and potential competitors in the online games market include major media companies, traditional video game publishing companies, and companies that specialize in online games including social networking game companies. In the massively multiplayer online game business, our competitors include Activision

Blizzard, Atari, NC Soft, and Sony. Competing providers of other kinds of online games include AOL, Big Fish, MSN, Nexon, Popcap, Real, Yahoo!, and Zynga and other providers of games on social networking platforms such as Facebook.

Intellectual Property

Like other entertainment companies, our business is based on the creation, acquisition, exploitation and protection of intellectual property. Some of this intellectual property is in the form of software code, patented technology, and other technology and trade secrets that we use to develop our games and to make them run properly. Other intellectual property is in the form of audio-visual elements that consumers can see, hear and interact with when they are playing our games – we call this form of intellectual property "content."

We develop games from wholly-owned intellectual properties we create within our own studios and obtain through acquisitions. In addition, we obtain content and intellectual property through licenses and service agreements such as those with sports leagues and players' associations, movie studios and performing talent, authors and literary publishers, music labels, music publishers and musicians. These agreements typically limit our use of the licensed rights in products for specific time periods. In addition, our products that play on game consoles, handhelds and mobile devices include technology that is owned by the console or mobile device manufacturer and licensed non-exclusively to us for use. We also license technology from providers other than console and mobile device manufacturers. While we may have renewal rights for some licenses, our business and the justification for the development of many of our products is dependent on our ability to continue to obtain the intellectual property rights from the owners of these rights on reasonable terms.

We actively engage in enforcement and other activities to protect our intellectual property. We typically own the copyright to the software code, as well as the brand or title name trademark under which our products are marketed. We register copyrights and trademarks in the United States and other countries as appropriate.

As with other forms of entertainment, our products are susceptible to unauthorized copying and piracy. We typically distribute our PC products using copy protection technology, digital rights management technology or other technological protection measures to prevent piracy and the use of unauthorized copies of our products. In addition, console manufacturers typically incorporate technological protections and other security measures in their consoles in an effort to prevent the use of unlicensed product. We are actively engaged in enforcement and other activities to protect against unauthorized copying and piracy, including monitoring online channels for distribution of pirated copies, and participating in various industry-wide enforcement initiatives, education programs and legislative activity around the world.

Significant Relationships

Console Manufacturers

Sony. Under the terms of agreements we have entered into with Sony Computer Entertainment Inc. and its affiliates, we are authorized to develop and distribute disk-based software products and online content compatible with the PlayStation 2, PLAYSTATION 3 and PSP. Pursuant to these agreements, we engage Sony to supply PlayStation 2, PLAYSTATION 3 and PSP disks for our products.

Microsoft. Under the terms of agreements we have entered into with Microsoft Corporation and its affiliates, we are authorized to develop and distribute DVD-based software products and online content compatible with the Xbox 360.

Nintendo. Under the terms of agreements we have entered into with Nintendo Co., Ltd. and its affiliates, we are authorized to develop and distribute proprietary optical format disk products and cartridges and online content compatible with the Wii and the Nintendo DS and 3DS. Pursuant to these agreements, we engage Nintendo to supply Wii proprietary optical format disk products and Nintendo DS and 3DS cartridges for our products.

Under the agreements with each of Sony, Microsoft and Nintendo, we are provided with the non-exclusive right to use, for a fixed term and in a designated territory, technology that is owned by the console manufacturer in order to publish our games on such platform. Our transactions are made pursuant to individual purchase orders, which are accepted on a case-by case basis by Sony, Microsoft or Nintendo, as the case may be, and there are no minimum purchase requirements under the agreements. Many key commercial terms of our relationships with Sony, Microsoft and Nintendo – such as manufacturing terms, delivery times and approval conditions – are determined unilaterally, and are subject to change by the console manufacturers. We pay the console manufacturers a per-unit royalty for each unit manufactured or a percentage royalty on the revenue we derive from downloaded content.

The platform license agreements also require us to indemnify the manufacturers with respect to all loss, liability and expense resulting from any claim against the manufacturer involving the development, marketing, sale, or use of our games, including any claims for copyright or trademark infringement brought against the manufacturer. Each platform license may be terminated by the manufacturer if a breach or default by us is not cured after we receive written notice from the manufacturer, or if we become insolvent.

Retailers

The console, handheld and PC games that we publish are made available to consumers as packaged goods (usually on Blu-ray Disc, CD, DVD, cartridge or Universal Media Disc format) that are typically sold by retailers (including online retailers, such as Amazon). In North America and Europe, our largest markets, we sell these packaged goods products primarily to retailers, including mass market retailers (such as Wal-Mart), electronics specialty stores (such as Best Buy) or game software specialty stores (such as GameStop). Many of our products and related content (such as booster packs, expansion packs and smaller pieces of game content) can also be purchased over the Internet through digital download or through mobile application storefronts accessed directly from videogame consoles or mobile devices.

Our direct sales to GameStop Corp. represented approximately 16 percent, 16 percent and 14 percent of total net revenue in fiscal years 2011, 2010 and 2009, respectively. Our direct sales to Wal-Mart Stores, Inc. represented approximately 10 percent, 12 percent and 14 percent of total net revenue in fiscal years 2011, 2010 and 2009, respectively. We sell our products to GameStop Corp. and Wal-Mart Stores, Inc. pursuant to numerous and frequent individual purchase orders, which contain delivery and pricing terms. There are no minimum sales or purchase commitments between us and either GameStop or Wal-Mart.

Mobile Carriers

We have agreements to distribute our mobile applications through more than 320 distribution partners in over 55 countries. Consumers download our applications on their mobile devices and if the application is not a "free-to-download" application, the distributor invoices them either a one-time or monthly subscription fee. Our distribution agreements establish the fees to be retained by the distributor for distributing our applications. These arrangements are typically terminable on short notice. The agreements generally do not obligate the distributors to market or distribute any of our applications.

Content Licensors

Many of our products are based on or incorporate content and trademarks owned by others. For example, our products include rights licensed from third parties, including major movie studios, publishers, artists, authors, celebrities, traditional game and toy companies, athletes and the major sports leagues and players' associations.

EA Partners

Through our EA Partners group, we team with external game developers to provide these developers with a variety of services including development assistance, publishing, and distribution. For example, through agreements with Crytek and Epic Games, we have released *Crysis 2* and *Bulletstorm,* respectively.

Inventory, Working Capital, Backlog, Manufacturing and Suppliers

We manage inventory by communicating with our customers prior to the release of our products, and then using our industry experience to forecast demand on a product-by-product and territory-by-territory basis. Historically, we have experienced high turnover of our products, and the lead times on re-orders of our products are generally two to three weeks. Further, as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations," we have practices in place with our customers (such as price protection) that reduce product returns.

We typically ship orders immediately upon receipt of the order. To the extent that any backlog may or may not exist at the end of a reporting period, it would be an unreliable indicator of future results of any period.

In many instances, we are able to acquire materials on a volume-discount basis. We have multiple potential sources of supply for most materials, except for the disk or cartridge component of our PLAYSTATION 3, PlayStation 2, PSP, Wii and Nintendo DS and 3DS products.

Seasonality

Our business is highly seasonal with the highest levels of consumer demand and a significant percentage of our sales occurring in the holiday season quarter ending in December and a seasonal low in sales volume in the quarter ending in June. While our sales generally follow this seasonal trend, there can be no assurance that this trend will continue. In addition, we defer the recognition of a significant amount of net revenue related to our online-enabled packaged goods and digital content over an extended period of time (generally six months). As a result, the quarter in which we generate the highest sales volume may be different than the quarter in which we recognize the highest amount of net revenue. Our results can also vary based on a number of factors, including title release dates, cancellation or delay of a key event or sports season to which our product release schedule is tied, consumer demand for our products, shipment schedules and our revenue recognition policies.

Employees

As of March 31, 2011, we had approximately 7,600 regular, full-time employees, over 4,500 of whom were outside the United States. We believe that our ability to attract and retain qualified employees is a critical factor in the successful development of our products and that our future success will depend, in large measure, on our ability to continue to attract and retain qualified employees. Approximately 3 percent of our employees, all of whom work for DICE, our Swedish development studio, are represented by a union.

Executive Officers

The following table sets forth information regarding our executive officers as of May 24, 2011:

Name	Age	Position
John S. Riccitiello	51	Chief Executive Officer
Eric F. Brown	46	Executive Vice President, Chief Financial Officer
Frank D. Gibeau	42	President, EA Games Label
Peter R. Moore	56	President, EA SPORTS Label
Jeff Karp	46	Executive Vice President, EA Play Label
Nancy Smith	57	Executive Vice President, Global Publishing
Joel Linzner	59	Executive Vice President, Business and Legal Affairs
Gabrielle Toledano	44	Executive Vice President, Human Resources and Facilities
Kenneth A. Barker	44	Senior Vice President, Chief Accounting Officer
Stephen G. Bené	47	Senior Vice President, General Counsel and Corporate Secretary

Mr. Riccitiello has served as Chief Executive Officer and a Director of Electronic Arts since April 2007. Prior to re-joining Electronic Arts, he was a co-founder and Managing Partner at Elevation Partners, a private equity fund. From October 1997 to April 2004, he served as President and Chief Operating Officer of Electronic Arts. Prior to joining Electronic Arts, Mr. Riccitiello served as President and Chief Executive Officer of the worldwide bakery division at Sara Lee Corporation. Before joining Sara Lee, he served as President and Chief Executive Officer of Wilson Sporting Goods Co. and has also held executive management positions at Haagen-Dazs, PepsiCo, Inc. and The Clorox Company. Mr. Riccitiello holds a B.S. degree from the University of California, Berkeley. Mr. Riccitiello served as a director of Hyperion Solutions Corporation from July 2002 to April 2007. He serves on the Board of Directors of the UC Berkeley Haas School of Business and on the Board of Councilors of the USC School of Cinematic Arts.

Mr. Brown has served as Executive Vice President, Chief Financial Officer since April 2008. Prior to joining Electronic Arts, he served as Chief Operating Officer and Chief Financial Officer of McAfee, Inc., a security technology company from March 2006 until March 2008. From January 2005 until March 2006, Mr. Brown was McAfee's Executive Vice President and Chief Financial Officer. Mr. Brown served as President and Chief Financial Officer of MicroStrategy Incorporated, a business intelligence software provider, from 2000 until 2004. Mr. Brown serves on the Board of Directors of Electronics For Imaging, Inc. Mr. Brown received an M.B.A. from the Sloan School of Management of the Massachusetts Institute of Technology and a B.S. in Chemistry from the Massachusetts Institute of Technology.

Mr. Gibeau was named President, EA Games Label in June 2007. Prior to that time, he had served as Executive Vice President, General Manager, North America Publishing beginning in September 2005. From 2002 until September 2005, he was Senior Vice President of North American Marketing. Mr. Gibeau has held various publishing positions since joining the company in 1991. Mr. Gibeau holds a B.S. degree from the University of Southern California and an M.B.A. from Santa Clara University.

Mr. Moore was named President, EA SPORTS, in September 2007. From January 2003 until he joined Electronic Arts, Mr. Moore was with Microsoft where he served as head of Xbox marketing and was later named as Corporate Vice President, Interactive Entertainment Business, Entertainment and Devices Division, a position in which he led both the Xbox and Games for Windows businesses. Prior to joining Microsoft, Mr. Moore was President and Chief Operating Officer of SEGA of America, where he was responsible for overseeing SEGA's video game business in North America. Before joining SEGA, Mr. Moore was Senior Vice President of Marketing at Reebok International Ltd. Mr. Moore serves on the Board of Directors for Timberland Company. Mr. Moore holds a bachelor's degree from Keele University, United Kingdom, and a Master's degree from California State University, Long Beach.

Mr. Karp was named Executive Vice President, EA Play Label in April 2011. From May 2009 to March 2011, Mr. Karp served as the Chief Revenue Officer for the EA Games Label. From October 2008 to May 2009, he served as the Chief Executive Officer of MEVIO. From March 2006 to October 2008, he served as Senior Vice President of Marketing Worldwide for Electronic Arts. Mr. Karp holds a B.S. degree in Communications from Arizona State University.

Ms. Smith was named Executive Vice President, Global Publishing in February 2010. From November 2008 until February 2010, Ms. Smith served Electronic Arts in a variety of capacities. From September 2005 until November 2008, she led The Sims Label, first as Executive Vice President and General Manager of The Sims Franchise, and then as President of The Sims Label. From March 1998 until September 2005, she served as Executive Vice President and General Manager, North American Publishing. From 1984 to March 1998, Ms. Smith held a variety of positions within the sales organization of Electronic Arts. Ms. Smith holds a B.S. degree in management and organizational behavior from the University of San Francisco.

Mr. Linzner has served as Executive Vice President, Business and Legal Affairs since March 2005. From April 2004 to March 2005, he served as Senior Vice President, Business and Legal Affairs. From October 2002 to April 2004, Mr. Linzner held the position of Senior Vice President of Worldwide Business Affairs and from July 1999 to October 2002, he held the position of Vice President of Worldwide Business Affairs. Prior to joining

Electronic Arts in July 1999, Mr. Linzner served as outside litigation counsel to Electronic Arts and several other companies in the video game industry. Mr. Linzner earned his J.D. from Boalt Hall at the University of California, Berkeley, after graduating from Brandeis University. He is a member of the Bar of the State of California and is admitted to practice in the United States Supreme Court, the Ninth Circuit Court of Appeals and several United States District Courts.

Ms. Toledano has served as Executive Vice President, Human Resources and Facilities since April 2007. From February 2006 to April 2007, Ms. Toledano held the position of Senior Vice President, Human Resources and Facilities. Prior to joining Electronic Arts, Ms. Toledano worked at Siebel Systems, Inc. from July 2002 to February 2006 where she was Senior Vice President of Human Resources. From February 1996 to June 2002, she served in a number of positions in Human Resources for Microsoft. Ms. Toledano also serves on the Board of Directors of the Society of Human Resources Management. Ms. Toledano earned both her undergraduate degree in Humanities and her graduate degree in Education from Stanford University.

Mr. Barker has served as Senior Vice President, Chief Accounting Officer since April 2006. From June 2003 to April 2006, Mr. Barker held the position of Vice President, Chief Accounting Officer. Prior to joining Electronic Arts, Mr. Barker was employed at Sun Microsystems, Inc., as Vice President and Corporate Controller from October 2002 to June 2003 and Assistant Corporate Controller from April 2000 to September 2002. Prior to that, he was an audit partner at Deloitte. Mr. Barker graduated from the University of Notre Dame with a B.A. degree in Accounting.

Mr. Bené has served as Senior Vice President, General Counsel and Corporate Secretary since October 2004. From April 2004 to October 2004, Mr. Bené held the position of Vice President, Acting General Counsel and Corporate Secretary, and from June 2003 to April 2004, he held the position of Vice President and Associate General Counsel. Prior to June 2003, Mr. Bené had served as internal legal counsel since joining EA in March 1995. Mr. Bené earned his J.D. from Stanford Law School, and received his B.S. in Mechanical Engineering from Rice University. Mr. Bené is a member of the Bar of the State of California.

Investor Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, as amended, are available free of charge on the Investor Relations section of our website at http://ir.ea.com as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Except as expressly set forth in this Form 10-K annual report, the contents of our website are not incorporated into, or otherwise to be regarded as part of this report.

Item 1A: *Risk Factors*

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occurs, our business and financial performance could be harmed, our actual results could differ materially from our expectations and the market value of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may harm our business and financial performance.

Our business is intensely competitive and "hit" driven. If we do not deliver "hit" products and services, or if consumers prefer our competitors' products or services over our own, our operating results could suffer.

Competition in our industry is intense and we expect new competitors to continue to emerge throughout the world. Our competitors range from large established companies to emerging start-ups. In our industry, though many new products and services are regularly introduced, only a relatively small number of "hit" titles accounts for a significant portion of total revenue for the industry. We have significantly reduced the number of games that we develop, publish and distribute: in fiscal year 2010, we published 54 primary titles, and in fiscal year 2011, we published 36. In fiscal year 2012, we expect to release approximately 22 primary titles, including launching our massively – multiplayer online role-playing game *Star Wars: The Old Republic*. Publishing fewer titles means that we concentrate more of our development spending on each title, and driving "hit" titles often requires large marketing budgets and media spend. The underperformance of a title may have a large adverse impact on our financial results. Also, hit products or services offered by our competitors may take a larger share of consumer spending than we anticipate, which could cause revenue generated from our products and services to fall below expectations.

In addition, both the online and mobile games marketplaces are characterized by frequent product introductions, relatively low barriers to entry, and new and evolving business methods, technologies and platforms for development. We expect competition in these markets to intensify. It is also possible that consumer adoption of these new platforms for games and other technological advances in online or mobile game offerings could negatively impact our sales of console, handheld and traditional PC products before we have sufficiently developed profitable businesses in these markets. If our competitors develop and market more successful products or services, offer competitive products or services at lower price points or based on payment models perceived as offering a better value proposition (such as free-to-play or subscription-based models), or if we do not continue to develop consistently high-quality and well-received products and services, our revenue, margins, and profitability will decline.

Annual Report

Our operating results will be adversely affected if we do not consistently meet our product development schedules or if key events or sports seasons that we tie our product release schedules to are delayed or cancelled.

Our business is highly seasonal, with the highest levels of consumer demand and a significant percentage of our sales occurring in the December quarter. If we miss these key selling periods for any reason, including product delays, product cancellations, or delayed introduction of a new platform for which we have developed products, our sales will suffer disproportionately. Our ability to meet product development schedules is affected by a number of factors, including the creative processes involved, the coordination of large and sometimes geographically dispersed development teams required by the increasing complexity of our products and the platforms for which they are developed, and the need to fine-tune our products prior to their release. We have experienced development delays for our products in the past, which caused us to push back or cancel release dates. We also seek to release certain products in conjunction with specific events, such as the beginning of a sports season or major sporting event, or the release of a related movie. If a key event or sports season to which our product release schedule is tied were to be delayed or cancelled, our sales would also suffer disproportionately. In the future, any failure to meet anticipated production or release schedules would likely result in a delay of revenue and/or possibly a significant shortfall in our revenue, increase our development expense, harm our profitability, and cause our operating results to be materially different than anticipated.

If our marketing and advertising efforts fail to resonate with our customers, our business and operating results could be adversely affected.

Our products are marketed worldwide through a diverse spectrum of advertising and promotional programs such as television and online advertising, print advertising, retail merchandising, website development and event sponsorship. Our ability to sell our products and services is dependent in part upon the success of these programs. If the marketing for our products and services fail to resonate with our customers, particularly during the critical holiday season or during other key selling periods, or if advertising rates or other media placement costs increase, these factors could have a material adverse impact on our business and operating results.

Our business is highly dependent on the success and availability of video game hardware systems manufactured by third parties, as well as our ability to develop commercially successful products for these systems.

We derive most of our revenue from the sale of products for play on video game hardware systems (which we also refer to as "platforms") manufactured by third parties, such as Sony's PLAYSTATION 3, Microsoft's Xbox 360 and Nintendo's Wii. The success of our business is driven in large part by the commercial success and adequate supply of these video game hardware systems, our ability to accurately predict which systems will be successful in the marketplace, and our ability to develop commercially successful products for these systems. We must make product development decisions and commit significant resources well in advance of anticipated product ship dates. A platform for which we are developing products may not succeed or may have a shorter life cycle than anticipated. If consumer demand for the systems for which we are developing products is lower than our expectations, our revenue will suffer, we may be unable to fully recover the investments we have made in developing our products, and our financial performance will be harmed. Alternatively, a system for which we have not devoted significant resources could be more successful than we had initially anticipated, causing us to miss out on meaningful revenue opportunities.

Our adoption of new business models could fail to produce our desired financial returns.

We are actively seeking to monetize game properties through a variety of new platforms and business models, including online distribution of full games and additional content, free-to-play games supported by advertising and/or micro-transactions on social networking services and subscription services. Forecasting our revenues and profitability for these new business models is inherently uncertain and volatile. Our actual revenues and profits for these businesses may be significantly greater or less than our forecasts. Additionally, these new business models could fail for one or more of our titles, resulting in the loss of our investment in the development and infrastructure needed to support these new business models, and the opportunity cost of diverting management and financial resources away from more successful businesses.

Technology changes rapidly in our business and if we fail to anticipate or successfully develop games for new platforms and services, adopt new distribution technologies or methods, or implement new technologies in our games, the quality, timeliness and competitiveness of our products and services will suffer.

Rapid technology changes in our industry require us to anticipate, sometimes years in advance, which technologies we must implement and take advantage of in order to make our products and services competitive in the market. We have invested, and in the future may invest, in new business strategies, technologies, products, and services. Such endeavors may involve significant risks and uncertainties, and no assurance can be given that the technology we choose to adopt and the platforms, products and services that we pursue will be successful and will not materially adversely affect our reputation, financial condition, and operating results.

Our product development usually starts with particular platforms and distribution methods in mind, and a range of technical development goals that we hope to be able to achieve. We may not be able to achieve these goals, or our competition may be able to achieve them more quickly and effectively than we can. In either case, our products and services may be technologically inferior to our competitors', less appealing to consumers, or both. If we cannot achieve our technology goals within the original development schedule of our products and services, then we may delay their release until these technology goals can be achieved, which may delay or reduce revenue and increase our development expenses. Alternatively, we may increase the resources employed in research and development in an attempt to accelerate our development of new technologies, either to preserve our product or service launch schedule or to keep up with our competition, which would increase our development expenses. We may also miss opportunities to adopt technology, or develop products and services for new platforms or services that become popular with consumers, which could adversely affect our revenues. It may take significant time and resources to shift our focus to such technologies or platforms, putting us at a competitive disadvantage.

We may experience outages and disruptions of our online services if we fail to maintain adequate operational services and supporting infrastructure.

As we increase our online products and services, we expect to continue to invest in technology services, hardware and software — including data centers, network services, storage and database technologies — to support existing services and to introduce new products and services including websites, ecommerce capabilities, online game communities and online game play services. Creating the appropriate support for online business initiatives is expensive and complex, and could result in inefficiencies or operational failures, and increased vulnerability to cyber attacks, which could diminish the quality of our products, services, and user experience. Such failures could result in damage to our reputation and loss of current and potential users, subscribers, and advertisers which could harm our business. In addition, we could be adversely impacted by outages and disruptions in the online platforms of our key business partners, who offer our products and services.

If we release defective products, our operating results could suffer.

Products such as ours are extremely complex software programs, and are difficult to develop, manufacture and distribute. We have quality controls in place to detect defects in the software, media and packaging of our products before they are released. Nonetheless, these quality controls are subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting defects in our products before they have been reproduced and released into the marketplace. In such an event, we could be required to or may find it necessary to voluntarily recall a product or suspend its availability, which could significantly harm our business and operating results.

Our business could be adversely affected if our consumer data protection measures are not seen as adequate; there are breaches of our security measures or unintended disclosures of our consumer data.

There are several inherent risks to engaging in business online and directly with end consumers of our products. As we conduct more transactions online directly with consumers, we may be the victim of fraudulent transactions, including credit card fraud, which presents a risk to our revenues and potentially disrupts service to our consumers. In addition, we are collecting and storing more consumer information, including personal information and credit card information. We take measures to protect our consumer data from unauthorized access or disclosure. It is possible that our security controls over consumer data may not prevent the improper access or disclosure of personally identifiable information. A security breach that leads to disclosure of consumer account information (including personally identifiable information) could harm our reputation, compel us to comply with disparate state breach notification laws and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. A resulting perception that our products or services do not adequately protect the privacy of personal information could result in a loss of current or potential consumers for our online offerings that require the collection of consumer data. Our key business partners also face these same risks and any security breaches of their system could adversely impact our ability to offer our products and services through their platforms, resulting in a loss of meaningful revenues.

In addition, the interpretation and application of consumer and data protection laws in the U.S., Europe and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, this could result in government imposed fines or orders requiring that we change our data practices, which could have an adverse effect on our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

The majority of our sales are made to a relatively small number of key customers. If these customers reduce their purchases of our products or become unable to pay for them, our business could be harmed.

During the fiscal year ended March 31, 2011, approximately 72 percent of our North America sales were made to our top ten customers. In Europe, our top ten customers accounted for approximately 46 percent of our sales in that territory during the fiscal year ended March 31, 2011. Worldwide, we had direct sales to two customers, GameStop Corp. and Wal-Mart Stores, Inc., which represented approximately 16 percent and 10 percent of total net revenue, respectively, for the fiscal year ended March 31, 2011. Though our products are available to consumers through a variety of retailers and directly through us, the concentration of our sales in one, or a few, large customers could lead to a short-term disruption in our sales if one or more of these customers significantly reduced their purchases or ceased to carry our products, and could make us more vulnerable to collection risk if one or more of these large customers became unable to pay for our products or declared bankruptcy. Additionally, our receivables from these large customers increase significantly in the December quarter as they make purchases in anticipation of the holiday selling season. Also, having such a large portion of our total net revenue concentrated in a few customers could reduce our negotiating leverage with these customers. If one or more of our key customers experience deterioration in their business, or become unable to obtain sufficient financing to maintain their operations, our business could be harmed.

Our industry is cyclical, driven by the periodic introduction of new video game hardware systems. As we continue to move through the current cycle, our industry growth may slow down and as a result, our operating results may be difficult to predict.

Video game hardware systems have historically had a life cycle of four to six years, which causes the video game software market to be cyclical as well. The current cycle began with Microsoft's launch of the Xbox 360 in 2005, and continued in 2006 when Sony and Nintendo launched their next-generation systems, the PLAYSTATION 3 and the Wii, respectively. Sales of software designed for these hardware systems represent the majority of our revenue, so our growth and success is highly correlated to sales of video game hardware systems. While there are indications that this current cycle may be extended longer than prior cycles — in part, due to the growth of online services and content, the greater graphic and processing power of the current generation hardware, and the introduction of new peripherals — growth in the installed base of the current generation of video game systems is likely to slow down in the coming years. This slow-down in sales of video game players may cause a corresponding slow-down in the growth of sales of video game software, which could significantly affect our operating results.

Sales of used video game products could lower our sales of new video games.

Certain of our retail customers sell used video games. Used video game sales have been growing in North America, and are emerging in Europe. Used video games are generally priced lower than new video games and the margins on used games sales are generally greater for retailers than the margins on new game sales. We do not receive revenue from retailers' sales of used video games. Sales of used video games may negatively impact our sales and profitability.

The video game hardware manufacturers are among our chief competitors and frequently control the manufacturing of and/or access to our video game products. If they do not approve our products, we will be unable to ship to our customers.

Our agreements with hardware licensors (such as Sony for the PLAYSTATION 3, Microsoft for the Xbox 360, and Nintendo for the Wii) typically give significant control to the licensor over the approval and manufacturing of our products, which could, in certain circumstances, leave us unable to get our products approved, manufactured and shipped to customers. These hardware licensors are also among our chief competitors. Generally, control of the approval and manufacturing process by the hardware licensors increases both our manufacturing lead times and costs as compared to those we can achieve independently. While we believe that our relationships with our hardware licensors are currently good, the potential for these licensors to delay or refuse to approve or manufacture our products exists. Such occurrences would harm our business and our financial performance.

We also require compatibility code and the consent of Sony, Microsoft and Nintendo in order to include online capabilities in our products for their respective platforms and to digitally distribute our products through their proprietary networks. As online capabilities for video game systems become more significant, Sony, Microsoft and Nintendo could restrict the manner in which we provide online capabilities for our products. They may also restrict the number of products that we may distribute digitally on their networks. If Sony, Microsoft or Nintendo refuse to approve our products with online capabilities, restrict our digital download offerings on their proprietary networks, or significantly impact the financial terms on which these services are offered to our customers, our business could be harmed.

The video game hardware manufacturers set the royalty rates and other fees that we must pay to publish games for their platforms, and therefore have significant influence on our costs. If one or more of these manufacturers change their fee structure, our profitability will be materially impacted.

In order to publish products for a video game system such as the Xbox 360, PLAYSTATION 3 or Wii, we must take a license from Microsoft, Sony and Nintendo, respectively, which gives these companies the opportunity to set the fee structure that we must pay in order to publish games for that platform. Similarly, these companies have retained the flexibility to change their fee structures, or adopt different fee structures for online purchases of games, online gameplay and other new features for their consoles. The control that hardware manufacturers have over the fee structures for their platforms and online access could adversely impact our costs, profitability and margins. Because publishing products for video game systems is the largest portion of our business, any increase in fee structures would significantly harm our ability to generate profits.

If we are unable to maintain or acquire licenses to include intellectual property owned by others in our games, or to maintain or acquire the rights to publish or distribute games developed by others, we will sell fewer hit titles and our revenue, profitability and cash flows will decline. Competition for these licenses may make them more expensive and reduce our profitability.

Many of our products are based on or incorporate intellectual property owned by others. For example, our EA SPORTS products include rights licensed from major sports leagues and players' associations. Similarly, many of our other hit franchises, such as Harry Potter, are based on key film and literary licenses and our Hasbro products are based on a license for these key toy and game properties. In addition, some of our successful products in fiscal year 2011, *Bulletstorm* and *Crysis 2,* were products for which we acquired publishing rights through a license from the product's creator/owner. Competition for these licenses and rights is intense. If we are unable to maintain these licenses and rights or obtain additional licenses or rights with significant commercial value, our revenues, profitability and cash flows will decline significantly. Competition for these licenses may also drive up the advances, guarantees and royalties that we must pay to licensors and developers, which could significantly increase our costs and reduce our profitability.

If we do not continue to attract and retain key personnel, we will be unable to effectively conduct our business.

The market for technical, creative, marketing and other personnel essential to the development and marketing of our products and management of our businesses is extremely competitive. Our leading position within the interactive entertainment industry makes us a prime target for recruiting of executives and key creative talent. If we cannot successfully recruit and retain the employees we need, or replace key employees following their departure, our ability to develop and manage our business will be impaired.

Our business is subject to risks generally associated with the entertainment industry, any of which could significantly harm our operating results.

Our business is subject to risks that are generally associated with the entertainment industry, many of which are beyond our control. These risks could negatively impact our operating results and include: the popularity, price and timing of our games and the platforms on which they are played; economic conditions that adversely affect discretionary consumer spending; changes in consumer demographics; the availability and popularity of other forms of entertainment; and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

Acquisitions, investments and other strategic transactions could result in operating difficulties, dilution to our investors and other negative consequences.

We expect to continue making acquisitions or entering into other strategic transactions including (1) acquisitions of companies, businesses, intellectual properties, and other assets, (2) minority investments in strategic partners, and (3) investments in new interactive entertainment businesses (for example, online and mobile publishing platforms) as part of our long-term business strategy. These transactions involve significant challenges and risks including that the transaction does not advance our business strategy, that we do not realize a satisfactory return on our investment, that we acquire unknown liabilities, or that we experience difficulty in the integration of business systems and technologies, the integration and retention of new employees, or in the maintenance of key business and customer relationships of the businesses we acquire, or diversion of management's attention from our other businesses. These events could harm our operating results or financial condition.

Future acquisitions and investments could also involve the issuance of our equity and equity-linked securities (potentially diluting our existing stockholders), the incurrence of debt, contingent liabilities or amortization expenses, write-offs of goodwill, intangibles, or acquired in-process technology, or other increased cash and non-cash expenses, such as stock-based compensation. Any of the foregoing factors could harm our financial condition or prevent us from achieving improvements in our financial condition and operating performance that could have otherwise been achieved by us on a stand-alone basis. Our stockholders may not have the opportunity to review, vote on or evaluate future acquisitions or investments.

We may be subject to claims of infringement of third-party intellectual property rights, which could harm our business.

From time to time, third parties may assert claims against us relating to patents, copyrights, trademarks, personal publicity rights, or other intellectual property rights to technologies, products or delivery/payment methods that are important to our business. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. For example, we may be subject to intellectual property infringement claims from certain individuals and companies who have acquired patent portfolios for the sole purpose of asserting such claims against other companies. In addition, many of our products are highly realistic and feature materials that are based on real world examples, which may be the subject of intellectual property infringement claims of others. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend. Such claims or litigations could require us to pay damages and other costs, stop selling the affected products, redesign those products to avoid infringement, or obtain a license, all of which could be costly and harm our business. In addition, many patents have been issued that may apply to potential new modes of delivering, playing or monetizing game software products and services, such as those that we produce or would like to offer in the future. We may discover that future opportunities to provide new and innovative modes of game play and game delivery to consumers may be precluded by existing patents that we are unable to license on reasonable terms.

From time to time we may become involved in other legal proceedings, which could adversely affect us.

We are currently, and from time to time in the future may become, subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, and disruptive to normal business operations. In addition, the outcome of any legal proceedings, claims, litigation, investigations or inquiries may be difficult to predict and could have a material adverse effect on our business, operating results, or financial condition.

Our business is subject to increasing regulation and the adoption of proposed legislation we oppose could negatively impact our business.

Legislation is continually being introduced in the United States at the local, state and federal levels for the establishment of government mandated rating requirements or restrictions on distribution of entertainment software based on content. To date, most courts that have ruled on such legislation have ruled in a manner favorable to the interactive entertainment industry. Other countries have adopted or are considering laws regulating or mandating ratings requirements on entertainment software content and certain foreign countries already allow government censorship of entertainment software products. Adoption of government ratings system or restrictions on distribution of entertainment software based on content could harm our business by limiting the products we are able to offer to our customers and compliance with new and possibly inconsistent regulations for different territories could be costly or delay the release of our products.

As we increase the online delivery of our products and services, we are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet. In addition, laws and regulations relating to user privacy, data collection and retention, content, advertising and information security have been adopted or are being considered for adoption by many countries throughout the world. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws or the application of these laws in an unanticipated manner may harm our business.

Our products are subject to the threat of piracy and unauthorized copying.

We take measures to protect our pre-release software and other confidential information from unauthorized access. A security breach that results in the disclosure of pre-release software or other confidential assets could lead or contribute to piracy of our games or otherwise compromise our product plans.

Further, entertainment software piracy is a persistent problem in our industry. The growth in peer-to-peer networks and other channels to download pirated copies of our products, the increasing availability of broadband access to the Internet and the proliferation of technology designed to circumvent the protection measures used with our products all have contributed to an expansion in piracy. Though we take technical steps to make the unauthorized copying of our products more difficult, as do the manufacturers of consoles on which our games are played, these efforts may not be successful in controlling the piracy of our products.

While legal protections exist to combat piracy, preventing and curbing infringement through enforcement of our intellectual property rights may be difficult, costly and time consuming, particularly in countries where laws are less protective of intellectual property rights. Further, the scope of the legal protection of copyright and prohibitions against the circumvention of technological protection measures to protect copyrighted works are often under scrutiny by courts and governing bodies. The repeal or weakening of laws intended to combat piracy, protect intellectual property and prohibit the circumvention of technological protection measures could make it more difficult for us to adequately protect against piracy. These factors could have a negative effect on our growth and profitability in the future.

If one or more of our titles were found to contain hidden, objectionable content, our business could suffer.

Throughout the history of our industry, many video games have been designed to include certain hidden content and gameplay features that are accessible through the use of in-game cheat codes or other technological means that are intended to enhance the gameplay experience. However, in several cases, hidden content or features have been found to be included in other publishers' products by an employee who was not authorized to do so or by an outside developer without the knowledge of the publisher. From time to time, some hidden content and features have contained profanity, graphic violence and sexually explicit or otherwise objectionable material. In a few cases, the Entertainment Software Ratings Board ("ESRB") has reacted to discoveries of hidden content and features by reviewing the rating that was originally assigned to the product, requiring the publisher to change the game packaging and/or fining the publisher. Retailers have on occasion reacted to the discovery of such hidden content by removing these games from their shelves, refusing to sell them, and demanding that their publishers accept them as product returns. Likewise, consumers have reacted to the revelation of hidden content by refusing to purchase such games, demanding refunds for games they have already purchased, and refraining from buying other games published by the company whose game contained the objectionable material.

We have implemented preventative measures designed to reduce the possibility of hidden, objectionable content from appearing in the video games we publish. Nonetheless, these preventative measures are subject to human error, circumvention, overriding, and reasonable resource constraints. In addition, to the extent we acquire a company without similar controls in place, the possibility of hidden, objectionable content appearing in video games developed by that company but for which we are ultimately responsible could increase. If a video game we published were found to contain hidden, objectionable content, the ESRB could demand that we recall a game and change its packaging to reflect a revised rating, retailers could refuse to sell it and demand we accept the return of any unsold copies or returns from customers, and consumers could refuse to buy it or demand that we refund their money. This could have a material negative impact on our operating results and financial condition. In addition, our reputation could be harmed, which could impact sales of other video games we sell. If any of these consequences were to occur, our business and financial performance could be significantly harmed.

Uncertainty and adverse changes in the economy could have a material adverse impact on our business and operating results.

Declines in consumer spending resulting from adverse changes in the economy have in the past negatively impacted our business. Further economic distress may result in a decrease in demand for our products, particularly during key product launch windows, which could have a material adverse impact on our operating results and financial condition. Uncertainty and adverse changes in the economy could also increase the risk of material losses on our investments, increase costs associated with developing and publishing our products, increase the cost and decrease the availability of sources of financing, and increase our exposure to material losses from bad debts, any of which could have a material adverse impact on our financial condition and operating results. In addition, if we experience further deterioration in our market capitalization or our financial performance, we could be required to recognize significant impairment charges in future periods.

Our business is subject to currency fluctuations.

International sales are a fundamental part of our business. For the fiscal year ended March 31, 2011, international net revenue comprised 49 percent of our total net revenue. We expect international sales to continue to account for a significant portion of our total net revenue. Such sales may be subject to unexpected regulatory requirements, tariffs and other barriers. Additionally, foreign sales are primarily made in local currencies, which may fluctuate against the U.S. dollar. In addition, our foreign investments and our cash and cash equivalents denominated in foreign currencies are subject to currency fluctuations. We use foreign currency forward contracts to mitigate some foreign currency risk associated with foreign currency denominated monetary assets and liabilities (primarily certain intercompany receivables and payables) to a limited extent and foreign currency option contracts to hedge foreign currency forecasted transactions (primarily related to a portion of the revenue and expenses denominated in foreign currency generated by our operational subsidiaries). However, these activities are limited in the protection they provide us from foreign currency fluctuations and can themselves result in losses. In the past, the disruption in the global financial markets has impacted many of the financial institutions with which we do business. A sustained decline in the financial stability of financial institutions as a result of the disruption in the financial markets could negatively impact our treasury operations, including our ability to secure credit-worthy counterparties for our foreign currency hedging programs. Accordingly, our results of operations, including our reported net revenue, operating expenses and net income, and financial condition can be adversely affected by unfavorable foreign currency fluctuations, especially the Euro, British pound sterling and Canadian dollar.

Volatility in the capital markets may adversely impact the value of our investments and could cause us to recognize significant impairment charges in our operating results.

Our portfolio of short-term investments and marketable equity securities is subject to volatility in the capital markets and to national and international economic conditions. In particular, our international investments can be subject to fluctuations in foreign currency and our short-term investments are susceptible to changes in short-term interest rates. These investments are also impacted by declines in value attributable to the credit-worthiness of the issuer. From time to time, we may liquidate some or all of our short-term investments or marketable equity securities to fund operational needs or other activities, such as capital expenditures, strategic investments or business acquisitions, or for other purposes. If we were to liquidate these short-term investments at a time when they were worth less than what we had originally purchased them for, or if the obligor were unable to pay the full amount at maturity, we could incur a significant loss. Similarly, we hold marketable equity securities, which have been and may continue to be adversely impacted by price and trading volume volatility in the public stock markets. We could be required to recognize impairment charges on the securities held by us and/or we may realize losses on the sale of these securities, all of which could have an adverse effect on our financial condition and results of operations.

Changes in our tax rates or exposure to additional tax liabilities could adversely affect our earnings and financial condition.

We are subject to income taxes in the United States and in various foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes, and, in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain.

We are also required to estimate what our tax obligations will be in the future. Although we believe our tax estimates are reasonable, the estimation process and applicable laws are inherently uncertain, and our estimates are not binding on tax authorities. The tax laws' treatment of software and Internet-based transactions is particularly uncertain and in some cases currently applicable tax laws are ill-suited to address these kinds of transactions. Apart from an adverse resolution of these uncertainties, our effective tax rate also could be adversely affected by our profit level, by changes in our business or changes in our structure resulting from the reorganization of our business and operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in applicable tax laws (in the United States or foreign jurisdictions), or changes in the valuation allowance for deferred tax assets, as well as other factors. In fiscal years 2009, 2010 and 2011, we recorded a valuation allowance against most of our U.S. deferred tax assets. We expect to provide a valuation allowance on future U.S. tax benefits until we can sustain a level of profitability or until other significant positive evidence arises that suggest that these benefits are more likely than not to be realized. Further, our tax determinations are regularly subject to audit by tax authorities and developments in those audits could adversely affect our income tax provision. Should our ultimate tax liability exceed our estimates, our income tax provision and net income or loss could be materially affected.

We incur certain tax expenses that do not decline proportionately with declines in our consolidated pre-tax income or loss. As a result, in absolute dollar terms, our tax expense will have a greater influence on our effective tax rate at lower levels of pre-tax income or loss than at higher levels. In addition, at lower levels of pre-tax income or loss, our effective tax rate will be more volatile.

We are also required to pay taxes other than income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States and foreign jurisdictions. We are regularly under examination by tax authorities with respect to these non-income taxes. There can be no assurance that the outcomes from these examinations, changes in our business or changes in applicable tax rules will not have an adverse effect on our earnings and financial condition.

Furthermore, as we expand our international operations, adopt new products and new distribution models, implement changes to our operating structure or undertake intercompany transactions in light of changing tax laws, expiring rulings, acquisitions and our current and anticipated business and operational requirements, our tax expense could increase.

Our reported financial results could be adversely affected by changes in financial accounting standards or by the application of existing or future accounting standards to our business as it evolves.

Our reported financial results are impacted by the accounting policies promulgated by the Securities and Exchange Commission ("SEC") and national accounting standards bodies and the methods, estimates, and judgments that we use in applying our accounting policies. Policies affecting software revenue recognition have and could further significantly affect the way we account for revenue related to our products and services. We recognize all of the revenue from bundled sales (*i.e.*, packaged goods video games that include an online service component) on a deferred basis over an estimated online service period, which we generally estimate to be six months beginning in the month after shipment. As we increase our downloadable content and add new features to our online service, our estimate of the online service period may change and we could be required to recognize revenue over a longer period of time. We expect that a significant portion of our games will be online-enabled in the future and we could be required to recognize the related revenue over an extended period of time rather than at the time of sale. As we enhance, expand and diversify our business and product offerings, the application of existing or future financial accounting standards, particularly those relating to the way we account for revenue and taxes, could have a significant adverse effect on our reported results although not necessarily on our cash flows.

We have begun the implementation of a new integrated financial information system to be used throughout our worldwide organization. If this implementation is not completed in a successful and timely manner or if the new system fails to perform as expected, our ability to accurately process, prepare and analyze important financial data could be impeded and our business operations may be disrupted.

As part of our effort to improve efficiencies throughout our worldwide organization, we have begun the implementation of a new integrated financial information system. This implementation is expected to be completed by January 2012. This system will integrate our order management, product shipment, cash management and financial accounting processes, among others. The successful conversion from our current multiple financial information systems to this new integrated financial information system entails a number of risks due to the complexity of the conversion and implementation process. Such risks include verifying the accuracy of the business data and information prior to conversion, the actual conversion of that data and information to the new system and then using that business data and information in the new system after the conversion. While testing of these new systems and processes and training of employees are done in advance of implementation, there are inherent limitations in our ability to simulate a full-scale operating environment in advance of implementation. There can be no assurance that the conversion to, and the implementation of, the new financial information system will not impede our ability to accurately and timely process, prepare and analyze the financial data we use in making operating decisions and which form the basis of the financial information we include in the periodic reports we file with the SEC. In addition, a number of important operational functions, including receiving product orders, product shipments and inventory maintenance, among others, will be reliant on the new system and therefore, any problems with the implementation or other system problems may result in a disruption to our business operations.

We rely on business partners in many areas of our business and our business may be harmed if they are unable to honor their obligations to us.

We rely on various business partners, including third-party service providers, vendors, licensing partners, development partners, and licensees, among others, in many areas of our business. In many cases, these third parties are given access to sensitive and proprietary information in order to provide services and support to our teams. These third parties may misappropriate our information and engage in unauthorized use of it. The failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to our business operations. Further, the disruption in the financial markets and the global economic downturn may adversely affect our business partners and they may not be able to continue honoring their obligations to us. Some of our business partners are highly-leveraged or small businesses that may be particularly vulnerable in the current economic environment. Alternative arrangements and services may not be available to us on commercially reasonable terms or we may experience business interruptions upon a transition to an alternative partner or vendor. If we lose one or more significant business partners, our business could be harmed.

Our stock price has been volatile and may continue to fluctuate significantly.

The market price of our common stock historically has been, and we expect will continue to be, subject to significant fluctuations. These fluctuations may be due to factors specific to us (including those discussed in the risk factors above, as well as others not currently known to us or that we currently do not believe are material), to changes in securities analysts' earnings estimates or ratings, to our results or future financial guidance falling below our expectations and analysts' and investors' expectations, to factors affecting the entertainment, computer, software, Internet, media or electronics industries, to our ability to successfully integrate any acquisitions we may make, or to national or international economic conditions. In particular, economic downturns may contribute to the public stock markets experiencing extreme price and trading volume volatility. These broad market fluctuations have and could continue to adversely affect the market price of our common stock.

In February 2011, we announced that our Board of Directors authorized a program to repurchase up to $600 million of our common stock over the next 18 months. Our stock repurchases may be executed at market prices that may subsequently decline.

Annual Report

Item 1B: ***Unresolved Staff Comments***

None.

Item 2: ***Properties***

We own our 660,000-square-foot Redwood Shores headquarters facilities located in Redwood City, California which includes a product development studio and administrative and sales functions. We also own a 418,000-square-foot product development studio facility in Burnaby, Canada and a 122,000-square-foot facility in Chertsey, England (which we no longer occupy). In addition to the properties we own, we lease approximately 1.0 million square feet in North America and 0.7 million square feet in Europe and Asia at various research and development, sales and administration and distribution facilities, including significant leases for our multi-function facility in Guildford, Surrey, United Kingdom, our research and development studios in Los Angeles, California and Orlando, Florida, and our distribution center in Louisville, Kentucky.

While we continually evaluate our facility requirements, we believe that suitable additional or substitute space will be available as needed to accommodate our future needs. For information regarding our lease commitments, see Note 11 of the Notes to Consolidated Financial Statements.

We do not identify or allocate our assets by operating segment. For information on long-lived assets by geography, see Note 17 of the Notes to Consolidated Financial Statements.

Item 3: ***Legal Proceedings***

We are subject to claims and litigation arising in the ordinary course of business. We do not believe that any liability from any reasonably foreseeable disposition of such claims and litigation, individually or in the aggregate, would have a material adverse effect on our Consolidated Financial Statements.

Item 4: ***Reserved***

PART II

Item 5: ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol "ERTS." The following table sets forth the quarterly high and low sales price per share of our common stock from April 1, 2009 through March 31, 2011.

	Prices	
	High	**Low**
Fiscal Year Ended March 31, 2010:		
First Quarter	$23.76	$17.48
Second Quarter	22.14	17.68
Third Quarter	21.05	15.86
Fourth Quarter	18.99	15.70
Fiscal Year Ended March 31, 2011:		
First Quarter	$20.24	$14.06
Second Quarter	17.53	14.32
Third Quarter	18.06	14.67
Fourth Quarter	20.20	14.80

Holders

There were approximately 1,580 holders of record of our common stock as of May 17, 2011, and the closing price of our common stock was $23.38 per share as reported by the NASDAQ Global Select Market. In addition, we believe that a significant number of beneficial owners of our common stock hold their shares in street name.

Dividends

We have not paid any cash dividends and do not anticipate paying cash dividends in the foreseeable future.

Issuer Purchases of Equity Securities

In February 2011, we announced that our Board of Directors authorized a program to repurchase up to $600 million of our common stock over the next 18 months. Under the program, we may purchase stock in the open market or through privately negotiated transactions in accordance with applicable securities laws, including pursuant to pre-arranged stock trading plans. The timing and actual amount of the stock repurchases will depend on several factors including price, capital availability, regulatory requirements, alternative investment opportunities and other market conditions. We are not obligated to repurchase any specific number of shares under the program and the repurchase program may be modified, suspended or discontinued at any time.

The following table summarizes the number of shares repurchased in the fourth quarter of the fiscal year ended March 31, 2011:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Program (in millions)
February 1-28, 2011	1,231,239	$18.57	1,231,239	$577
March 1-31, 2011	1,872,794	$18.86	1,872,794	$542

Annual Report

Stock Performance Graph

The following information shall not be deemed to be "filed" with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference into a filing.

The following graph shows a five-year comparison of cumulative total returns during the period from March 31, 2006 through March 31, 2011, for our common stock, the NASDAQ Composite Index, the S&P 500 Index (to which EA was added in July 2002) and the RDG Technology Composite Index, each of which assumes an initial value of $100. Each measurement point is as of the end of each fiscal year ended March 31. The performance of our stock depicted in the following graph is not necessarily indicative of the future performance of our stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Electronic Arts Inc., the S&P 500 Index,
the NASDAQ Composite Index and the RDG Technology Composite Index



$140
$120
$100
$80
$60
$40
$20
$0
3/06
3/07
3/08
3/09
3/10
3/11
Electronic Arts Inc.
S&P 500
NASDAQ Composite
RDG Technology Composite

*Based on $100 invested on March 31, 2006 in stock or index, including reinvestment of dividends.

	March 31,					
	2006	2007	2008	2009	2010	2011
Electronic Arts Inc.	$100	$ 92	$ 91	$33	$ 34	$ 36
S&P 500 Index	100	112	106	66	98	114
NASDAQ Composite Index	100	106	101	68	107	125
RDG Technology Composite Index	100	104	101	70	111	128

Item 6: ***Selected Financial Data***

ELECTRONIC ARTS INC. AND SUBSIDIARIES

SELECTED FIVE-YEAR CONSOLIDATED FINANCIAL DATA
(In millions, except per share data)

STATEMENTS OF OPERATIONS DATA	Year Ended March 31, 2011	2010	2009	2008	2007
Net revenue	$3,589	$3,654	$ 4,212	$3,665	$3,091
Cost of goods sold	1,499	1,866	2,127	1,805	1,212
Gross profit	2,090	1,788	2,085	1,860	1,879
Operating expenses:					
Marketing and sales	747	730	691	588	466
General and administrative	301	320	332	339	288
Research and development	1,153	1,229	1,359	1,145	1,041
Restructuring and other charges	161	140	80	103	15
Amortization of intangibles	57	53	58	34	27
Acquisition-related contingent consideration	(17)	2	—	—	—
Goodwill impairment	—	—	368	—	—
Certain abandoned acquisition-related costs	—	—	21	—	—
Acquired in-process technology	—	—	3	138	3
Total operating expenses	2,402	2,474	2,912	2,347	1,840
Operating income (loss)	(312)	(686)	(827)	(487)	39
Gains (losses) on strategic investments, net	23	(26)	(62)	(118)	—
Interest and other income, net	10	6	34	98	99
Income (loss) before provision for (benefit from) income taxes and minority interest	(279)	(706)	(855)	(507)	138
Provision for (benefit from) income taxes	(3)	(29)	233	(53)	66
Income (loss) before minority interest	(276)	(677)	(1,088)	(454)	72
Minority interest	—	—	—	—	4
Net income (loss)	$ (276)	$ (677)	$(1,088)	$ (454)	$ 76
Net income (loss) per share:					
Basic	$(0.84)	$(2.08)	$ (3.40)	$(1.45)	$ 0.25
Diluted	$(0.84)	$(2.08)	$ (3.40)	$(1.45)	$ 0.24
Number of shares used in computation:					
Basic	330	325	320	314	308
Diluted	330	325	320	314	317

BALANCE SHEETS DATA	As of March 31, 2011	2010	2009	2008	2007
Cash and cash equivalents	$1,579	$1,273	$ 1,621	$1,553	$1,371
Short-term investments	497	432	534	734	1,264
Marketable equity securities	161	291	365	729	341
Working capital	1,031	1,011	1,984	2,626	2,571
Total assets	4,928	4,646	4,678	6,059	5,146
Long-term liabilities	363	343	408	421	88
Total liabilities	2,364	1,917	1,544	1,720	1,114
Total stockholders' equity	2,564	2,729	3,134	4,339	4,065

Item 7: *Management's Discussion and Analysis of Financial Condition and Results of Operations*

OVERVIEW

The following overview is a high-level discussion of our operating results, as well as some of the trends and drivers that affect our business. Management believes that an understanding of these trends and drivers is important in order to understand our results for the fiscal year ended March 31, 2011, as well as our future prospects. This summary is not intended to be exhaustive, nor is it intended to be a substitute for the detailed discussion and analysis provided elsewhere in this Form 10-K, including in the "Business" section and the "Risk Factors" above, the remainder of "Management's Discussion and Analysis of Financial Condition and Results of Operations," or the Consolidated Financial Statements and related Notes.

About Electronic Arts

We develop, market, publish and distribute game software and content that can be played by consumers on a variety of platforms, including video game consoles (such as the Sony PLAYSTATION 3, Microsoft Xbox 360 and Nintendo Wii), personal computers, mobile phones (such as the Apple iPhone and Google Android compatible phones), tablets and electronic readers (such as the Apple iPad and Amazon Kindle), the Internet, and handheld game players (such as the PlayStation Portable ("PSP") and the Nintendo DS and 3DS). Some of our games are based on content that we license from others (*e.g.*, FIFA, Madden NFL, Harry Potter, and Hasbro's toy and game intellectual properties), and some of our games are based on our own wholly-owned intellectual property (*e.g.*, The Sims, Need for Speed, and Dead Space). Our goal is to publish titles with global mass-market appeal, which often means translating and localizing them for sale in non-English speaking countries. In addition, we also attempt to create software game "franchises" that allow us to publish new titles on a recurring basis that are based on the same property. Examples of this franchise approach are the annual iterations of our sports-based products (*e.g.*, FIFA, Madden NFL, and NCAA Football), wholly-owned properties that can be successfully sequeled (*e.g.*, The Sims, Need for Speed, and Battlefield) and titles based on long-lived literary and/or movie properties (*e.g.*, Harry Potter).

Financial Results

Total net revenue for the fiscal year ended March 31, 2011 was $3,589 million, down $65 million as compared to the fiscal year ended March 31, 2010. At March 31, 2011, deferred net revenue associated with sales of online-enabled packaged goods and digital content increased by $239 million as compared to March 31, 2010, directly reducing the amount of reported net revenue during the fiscal year ended March 31, 2011. At March 31, 2010, deferred net revenue associated with sales of online-enabled packaged goods and digital content increased by $505 million as compared to March 31, 2009, directly reducing the amount of reported net revenue during the fiscal year ended March 31, 2010. Without these changes in deferred net revenue, reported net revenue would have decreased by approximately $331 million during fiscal year 2011 as compared to fiscal year 2010. Net revenue for fiscal year 2011 was driven by *FIFA 11, Battlefield: Bad Company 2* and *Madden NFL 11*.

Net loss for the fiscal year ended March 31, 2011 was $276 million as compared to a net loss of $677 million for the fiscal year ended March 31, 2010. Diluted loss per share for the fiscal year ended March 31, 2011 was $0.84 as compared to a diluted loss per share of $2.08 for the fiscal year ended March 31, 2010. Net loss decreased for fiscal year 2011 as compared to fiscal year 2010 primarily as a result of (1) a $302 million increase in gross profit due to a decrease in the change in deferred net revenue related to certain online-enabled packaged goods and digital content and a greater percentage of net revenue from EA studio and digital products, which have higher margins than our co-publishing and distribution products, (2) a $76 million decrease in research and development costs, and (3) a $49 million increase in our gains (losses) on strategic investments, net. These decreases were partially offset by (1) a $26 million decrease in the benefit from income taxes and (2) an increase of $21 million in restructuring and other charges primarily from our fiscal 2011 restructuring.

During fiscal year 2011, we generated $320 million of cash from operating activities as compared to generating $152 million in fiscal year 2010. The increase in cash provided by operating activities in fiscal year 2011 as compared to fiscal year 2010 was primarily due to (1) a greater percentage of net revenue from EA studio and digital products, which have higher margins than our co-publishing and distribution products, (2) the timing of payments related to our inventory purchases, (3) our cost reduction initiatives, including decreases in external development and contracted services, and (4) lower marketing and advertising spend as a result of a decrease in the number of titles released as compared to the prior year.

Trends in Our Business

Digital Content Distribution and Services. Consumers are spending an ever-increasing portion of their money and time on interactive entertainment that is accessible online, or through mobile digital devices such as smart phones, or through social networks such as Facebook. We provide a variety of online-delivered products and services. Many of our games that are available as packaged goods products are also available through direct online download through the Internet. We also offer online-delivered content and services that are add-ons or related to our packaged goods products such as additional game content or enhancements of multiplayer services. Further, we provide other games, content and services that are available only via electronic delivery, such as Internet-only games and game services, and games for mobile devices.

Advances in mobile technology have resulted in a variety of new and evolving devices that are being used to play games by an ever-broadening base of consumers. We have responded to these advances in technology and consumer acceptance of digital distribution by offering different sales models, such as subscription services, online downloads for a one-time fee, and advertising-supported free-to-play games and game sites. In addition, we offer our consumers the ability to play a game across platforms on multiple devices. We significantly increased the revenues that we derive from online-delivered products and services from $432 million in fiscal year 2009, to $522 million in fiscal year 2010 and $743 million in fiscal year 2011 and we expect this portion of our business to continue to grow in fiscal 2012 and beyond.

Wireless and other Emerging Platforms. Advances in technology have resulted in a variety of platforms for interactive entertainment. Examples include wireless technologies, streaming gaming services, and Internet-connected televisions. Our efforts in wireless interactive entertainment are focused in two areas – games for handheld game systems and downloadable games for mobile devices. These platforms grow the consumer base for our business while also providing competition to existing established video game platforms. We expect sales of games for wireless and other emerging platforms to continue to be an important part of our business.

Concentration of Sales Among the Most Popular Games. We see a larger portion of packaged goods games sales concentrated on the most popular titles, and that those titles are typically sequels of prior games. We have responded to this trend by significantly reducing the number of games that we produce to provide greater focus on our most promising intellectual properties from 67 primary titles in fiscal year 2009 to 54 in fiscal year 2010 and 36 primary titles in fiscal year 2011. In fiscal year 2012, we expect to release approximately 22 primary titles. Consequently, we have decreased the number of games that we distribute, which have lower margins, as well as reduced our exposure to the declining music games genre.

Catalog Sales. The video game industry is experiencing a change in retail sales patterns, which is decreasing revenue from catalog sales (sales of games in the periods following the launch quarter). Currently, many console games experience sales cycles that are shorter than in the past. To mitigate this trend, we offer our consumers a direct-to-consumer service (such as "head-to-head" play or other multiplayer options) and/or additional content available through online services to further enhance the gaming experience and extend the time that consumers play our games after their initial purchase. We anticipate that in some cases these additional online services will also generate revenue to mitigate the effect of reduced catalog sales.

Used Games. Some retailers sell used video games, which are generally priced lower than new video games and do not result in revenue to the publisher of the games from the sale. We have observed that the market for used video games has been growing. If retailers continue to increase their sales of used video games, it could negatively affect our sales of new video games and have an adverse impact on our operating results.

Recent Developments

Stock Repurchase Program. In February 2011, we announced that our Board of Directors authorized a program to repurchase up to $600 million of our common stock over the next 18 months. As of March 31, 2011, we had repurchased $58 million of our common stock, or approximately 3 million shares, in the open market since the commencement of the program, including pursuant to a pre-arranged stock trading plan.

Under the program, we may purchase stock in the open market or through privately negotiated transactions in accordance with applicable securities laws, including pursuant to pre-arranged stock trading plans. The timing and actual amount of the stock repurchases will depend on several factors including price, capital availability, regulatory requirements, alternative investment opportunities, and other market conditions. We are not obligated to repurchase any specific number of shares under the program and the repurchase program may be modified, suspended or discontinued at any time.

Fiscal 2011 Restructuring. In fiscal year 2011, we announced a plan focused on the restructuring of certain licensing and developer agreements in an effort to improve the long-term profitability of our packaged goods business. Under this plan, we amended certain licensing and developer agreements. To a much lesser extent, as part of this restructuring we had workforce reductions and facilities closures through March 31, 2011. Substantially all of these exit activities were completed by March 31, 2011.

Since the inception of the fiscal 2011 restructuring plan through March 31, 2011, we have incurred charges of $148 million, consisting of (1) $104 million related to the amendment of certain licensing agreements and other intangible asset impairment costs, (2) $31 million related to the amendment of certain developer agreements, and (3) $13 million in employee-related expenses. In fiscal year 2012, we anticipate incurring less than $10 million of restructuring and other charges related to the fiscal 2011 restructuring (primarily interest expense accretion).

Sale of Ubisoft Investment. We purchased approximately 19.9 percent of the then-outstanding ordinary shares (representing approximately 18 percent of the voting rights at the time) of Ubisoft Entertainment ("Ubisoft") in February 2005 for $91 million. In July 2010, we sold our investment in Ubisoft for approximately $121 million and realized a gain of $28 million, net of costs to sell.

International Operations and Foreign Currency Exchange Impact. International sales (revenue derived from countries other than Canada and the United States), are a fundamental part of our business. Net revenue from international sales accounted for approximately 49 percent of our total net revenue during fiscal year 2011 and approximately 45 percent of our total net revenue during fiscal year 2010. Our net revenue is impacted by foreign exchange rates during the reporting period associated with net revenue before revenue deferral, as well as the foreign exchange rates associated with the recognition of deferred net revenue of online-enabled packaged goods and digital content that were established at the time we recorded this deferred net revenue on our Consolidated Balance Sheets. The foreign exchange rates during the reporting period may not always move in the same direction as the foreign exchange rate impact associated with the recognition of deferred net revenue of online-enabled packaged goods and digital content. During the fiscal year ended March 31, 2011, foreign exchange rates had an overall unfavorable impact on our net revenue of approximately $71 million, or 2 percent. In addition, our international investments and our cash and cash equivalents denominated in foreign currencies are subject to fluctuations in foreign currency exchange rates. If the U.S. dollar strengthens against these currencies, then foreign exchange rates may have an unfavorable impact on our results of operations and our financial condition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting periods. The policies discussed below are considered by management to be critical because they are not only important to the portrayal of our financial condition and results of operations, but also because application and interpretation of these policies requires both management judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue Recognition, Sales Returns, Allowances and Bad Debt Reserves

We derive revenue principally from sales of interactive software games (1) on video game consoles (such as the PLAYSTATION 3, Xbox 360 and Wii), PCs, and handheld game players (such as the PSP and Nintendo DS and 3DS), (2) on mobile devices (such as cellular and smart phones including the Apple iPhone), (3) on tablets such as the Apple iPad, and (4) from software products and content and online services associated with these products. We evaluate revenue recognition based on the criteria set forth in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 985-605, *Software: Revenue Recognition*, and Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition*. We evaluate and recognize revenue when all four of the following criteria are met:

- *Evidence of an arrangement*. Evidence of an agreement with the customer that reflects the terms and conditions to deliver products that must be present in order to recognize revenue.
- *Delivery*. Delivery is considered to occur when a product is shipped and the risk of loss and rewards of ownership have been transferred to the customer. For online game services, delivery is considered to occur as the service is provided. For digital downloads that do not have an online service component, delivery is generally considered to occur when the download is made available.
- *Fixed or determinable fee*. If a portion of the arrangement fee is not fixed or determinable, we recognize revenue as the amount becomes fixed or determinable.
- *Collection is deemed probable*. We conduct a credit review of each customer involved in a significant transaction to determine the creditworthiness of the customer. Collection is deemed probable if we expect the customer to be able to pay amounts under the arrangement as those amounts become due. If we determine that collection is not probable, we recognize revenue when collection becomes probable (generally upon cash collection).

Determining whether and when some of these criteria have been satisfied often involves assumptions and management judgments that can have a significant impact on the timing and amount of revenue we report in each period. For example, for multiple element arrangements, we must make assumptions and judgments in order to (1) determine whether and when each element has been delivered, (2) determine whether undelivered products or services are essential to the functionality of the delivered products and services, (3) determine whether vendor specific objective evidence ("VSOE") exists for each undelivered element, and (4) allocate the total price among the various elements we must deliver. Changes to any of these assumptions or management judgments, or changes to the elements in a software arrangement, could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Depending on the type of product, we may offer an online service that permits consumers to play against others via the Internet and/or receive additional updates or content from us. For those games that consumers can play via the Internet, we may provide a "matchmaking" service that permits consumers to connect with other consumers to play against each other online. In those situations where we do not require an additional fee for this online service, we account for the sale of the software product and the online service as a "bundled" sale, or multiple element arrangement, in which we sell both the software product and the online service for one combined price. We defer net revenue from sales of these games for which we do not have VSOE for the online service that we provided in connection with the sale, and recognize the revenue from these games over the estimated online service period, which is generally estimated to be six months beginning in the month after shipment. In addition, for some software products we also provide updates or additional content ("digital content") to be delivered via the Internet that can be used with the original software product. In many cases we separately sell digital content for an additional fee; however, some purchased digital content can only be accessed via the Internet (*i.e.*, the consumer never takes possession of the digital content). We account for online transactions in which the consumer does not take possession of the digital content as a service transaction and, accordingly, we recognize the associated revenue over the estimated service period. In other transactions, at the date we sell the software product we have an obligation to provide incremental unspecified digital content in the future without an additional fee. In these cases, we account for the sale of the software product as a multiple element arrangement and recognize the revenue on a straight-line basis over the estimated period of game play.

Annual Report

Determining whether a transaction constitutes an online service transaction or a digital content download of a product requires judgment and can be difficult. The accounting for these transactions is significantly different. Revenue from product downloads is generally recognized when the download is made available (assuming all other recognition criteria are met). Revenue from an online game service is recognized as the service is rendered. If the service period is not defined, we recognize the revenue over the estimated service period. Determining the estimated service period is inherently subjective and is subject to regular revision based on historical online usage. In addition, determining whether we have an implicit obligation to provide incremental unspecified future digital content without an additional fee can be difficult.

Product revenue, including sales to resellers and distributors ("channel partners"), is recognized when the above four criteria are met. We reduce product revenue for estimated future returns, price protection, and other offerings, which may occur with our customers and channel partners. Price protection represents the right to receive a credit allowance in the event we lower our wholesale price on a particular product. The amount of the price protection is generally the difference between the old price and the new price. In certain countries, we have stock-balancing programs for our PC and video game system software products, which allow for the exchange of these software products by resellers under certain circumstances. It is our general practice to exchange software products or give credits rather than to give cash refunds.

In certain countries, from time to time, we decide to provide price protection for our software products. When evaluating the adequacy of sales returns and price protection allowances, we analyze historical returns, current sell-through of distributor and retailer inventory of our software products, current trends in retail and the video game industry, changes in customer demand and acceptance of our software products, and other related factors. In addition, we monitor the volume of sales to our channel partners and their inventories, as substantial overstocking in the distribution channel could result in high returns or higher price protection costs in subsequent periods.

In the future, actual returns and price protections may materially exceed our estimates as unsold software products in the distribution channels are exposed to rapid changes in consumer preferences, market conditions or technological obsolescence due to new platforms, product updates or competing software products. While we believe we can make reliable estimates regarding these matters, these estimates are inherently subjective. Accordingly, if our estimates change, our returns and price protection reserves would change, which would impact the total net revenue we report. For example, if actual returns and/or price protection were significantly greater than the reserves we have established, our actual results would decrease our reported total net revenue. Conversely, if actual returns and/or price protection were significantly less than our reserves, this would increase our reported total net revenue. In addition, if our estimates of returns and price protection related to online-enabled packaged goods software products change, the amount of deferred net revenue we recognize in the future would change.

Significant management judgment is required to estimate our allowance for doubtful accounts in any accounting period. We determine our allowance for doubtful accounts by evaluating customer creditworthiness in the context of current economic trends and historical experience. Depending upon the overall economic climate and the financial condition of our customers, the amount and timing of our bad debt expense and cash collection could change significantly.

Fair Value Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States often requires us to determine the fair value of a particular item in order to fairly present our financial statements. Without an independent market or another representative transaction, determining the fair value of a particular item requires us to make several assumptions that are inherently difficult to predict and can have a material impact on the accounting.

There are various valuation techniques used to estimate fair value. These include (1) the market approach where market transactions for identical or comparable assets or liabilities are used to determine the fair value, (2) the income approach, which uses valuation techniques to convert future amounts (for example, future cash flows or future earnings) to a single present value amount, and (3) the cost approach, which is based on the amount that would be required to replace an asset. For many of our fair value estimates, including our estimates of the fair value of acquired intangible assets and acquired in-process technology, we use the income approach. Using the income approach requires the use of financial models, which require us to make various estimates including, but not limited to (1) the potential future cash flows for the asset or liability being measured, (2) the timing of receipt or payment of those future cash flows, (3) the time value of money associated with the expected receipt or payment of such cash flows, and (4) the inherent risk associated with the cash flows (risk premium). Making these cash flow estimates are inherently difficult and subjective, and, if any of the estimates used to determine the fair value using the income approach turns out to be inaccurate, our financial results may be negatively impacted. Furthermore, relatively small changes in many of these estimates can have a significant impact to the estimated fair value resulting from the financial models or the related accounting conclusion reached. For example, a relatively small change in the estimated fair value of an asset may change a conclusion as to whether an asset is impaired.

While we are required to make certain fair value assessments associated with the accounting for several types of transactions, the following areas are the most sensitive to these assessments:

Business Combinations. We must estimate the fair value of assets acquired, liabilities and contingencies assumed, acquired in-process technology, and contingent consideration issued in a business combination. Our assessment of the estimated fair value of each of these can have a material effect on our reported results as intangible assets and acquired in-process technology are amortized over various estimated useful lives. Furthermore, a change in the estimated fair value of an asset or liability often has a direct impact on the amount we recognize as goodwill, an asset that is not amortized. Determining the fair value of assets acquired requires an assessment of the highest and best use or the expected price to sell the asset and the related expected future cash flows. Determining the fair value of acquired in-process technology also requires an assessment of our expectations related to the use of that asset. Determining the fair value of an assumed liability requires an assessment of the expected cost to transfer the liability. Determining the fair value of contingent consideration issued requires an assessment of the expected future cash flows over the period in which the obligation is expected to be settled, and applying a discount rate that appropriately captures a market participant's view of the risk associated with the obligation. This fair value assessment is also required in periods subsequent to a business combination. Such estimates are inherently difficult and subjective and can have a material impact on our Consolidated Financial Statements.

Assessment of Impairment of Goodwill, Intangibles, and Other Long-Lived Assets. Current accounting standards require that we assess the recoverability of our finite lived acquisition-related intangible assets and other long-lived assets whenever events or changes in circumstances indicate the remaining value of the assets recorded on our Consolidated Balance Sheets is potentially impaired. In order to determine if a potential impairment has occurred, management must make various assumptions about the estimated fair value of the asset by evaluating future business prospects and estimated future cash flows. For some assets, our estimated fair value is dependent upon predicting which of our products will be successful. This success is dependent upon several factors, which are beyond our control, such as which operating platforms will be successful in the marketplace. Also, our revenue and earnings are dependent on our ability to meet our product release schedules.

We are required to perform a two-step approach to testing goodwill for impairment for each reporting unit annually, or whenever events or changes in circumstances indicate the fair value of a reporting unit is below its carrying amount. Our reporting units are determined by the components of our operating segments that constitute a business for which (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. We are required to perform the impairment test at least annually by applying a fair value-based test. The first step measures for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair value-based tests to the individual assets and liabilities within each reporting unit.

To determine the fair value of each reporting unit used in the first step, we use a combination of the market approach, which utilizes comparable companies' data, and/or the income approach, which utilizes discounted cash flows. Determining whether an event or change in circumstances does or does not indicate that the fair value of a reporting unit is below its carrying amount is inherently subjective. Each step requires us to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates, tax rates, and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on our weighted average cost of capital, future economic and market conditions and determination of appropriate market comparables. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. As of the last annual assessment of goodwill in the fourth quarter of fiscal year 2011, we concluded that the estimated fair values of each of our reporting units adequately exceeded their carrying amounts and we have not identified any indicators of impairment since. Our estimates for market growth, our market share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. Our business consists of developing, marketing and distributing video game software using both established and emerging intellectual properties and our forecasts for emerging intellectual properties are based upon internal estimates and external sources rather than historical information and have an inherently higher risk of accuracy. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable, but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Assessment of Impairment of Short-Term Investments and Marketable Equity Securities. We periodically review our short-term investments and marketable equity securities for impairment. Our short-term investments consist of securities with remaining maturities greater than three months at the time of purchase and our marketable equity securities consist of investments in common stock of publicly traded companies, both are accounted for as available-for-sale securities. Unrealized gains and losses on our short-term investments and marketable equity securities are recorded as a component of accumulated other comprehensive income in stockholders' equity, net of tax, until either (1) the security is sold, (2) the security has matured, or (3) we determine that the fair value of the security has declined below its adjusted cost basis and the decline is other-than-temporary. Realized gains and losses on our short-term investments and marketable equity securities are calculated based on the specific identification method and are reclassified from accumulated other comprehensive income to interest and other income, net, and gains (losses) on strategic investments, net, respectively. Determining whether the decline in fair value is other-than-temporary requires management judgment based on the specific facts and circumstances of each security. The ultimate value realized on these securities is subject to market price volatility until they are sold. We consider various factors in determining whether we should recognize an impairment charge, including the credit quality of the issuer, the duration that the fair value has been less than the adjusted cost basis, severity of the impairment, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, and our intent to sell and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, any contractual terms impacting the prepayment or settlement process, as well as, if we would be required to sell an investment due to liquidity or contractual reasons before its anticipated recovery. Our ongoing consideration of these factors could result in impairment charges in the future, which could have a material impact on our financial results.

Assessment of Inventory Obsolescence. We regularly review inventory quantities on-hand. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and market value, based upon assumptions about future demand that are inherently difficult to assess. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Stock-Based Compensation

We are required to estimate the fair value of share-based payment awards on the date of grant. We recognize compensation costs for stock-based payment awards to employees based on the grant-date fair value using a straight-line approach over the service period for which such awards are expected to vest. The fair value of restricted stock units and restricted stock is determined based on the quoted market price of our common stock on the date of grant. The fair value of stock options and stock purchase rights granted pursuant to our equity incentive plans and our 2000 Employee Stock Purchase Plan, respectively, is determined using the Black-Scholes valuation model. The determination of fair value is affected by our stock price, as well as assumptions regarding subjective and complex variables such as expected employee exercise behavior and our expected stock price volatility over the expected term of the award. Generally, our assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes. The key assumptions for the Black-Scholes valuation calculation are:

- *Risk-free interest rate.* The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant for the expected term of the option.
- *Expected volatility.* We use a combination of historical stock price volatility and implied volatility computed based on the price of options publicly traded on our common stock for our expected volatility assumption.
- *Expected term.* The expected term represents the weighted-average period the stock options are expected to remain outstanding. The expected term is determined based on historical exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior.
- *Expected dividends.*

Employee stock-based compensation expense is calculated based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates and an adjustment to stock-based compensation expense will be recognized at that time.

Changes to our assumptions used in the Black-Scholes option valuation calculation and our forfeiture rate, as well as future equity granted or assumed through acquisitions could significantly impact the compensation expense we recognize.

Royalties and Licenses

Our royalty expenses consist of payments to (1) content licensors, (2) independent software developers, and (3) co-publishing and distribution affiliates. License royalties consist of payments made to celebrities, professional sports organizations, movie studios and other organizations for our use of their trademarks, copyrights, personal publicity rights, content and/or other intellectual property. Royalty payments to independent software developers are payments for the development of intellectual property related to our games. Co-publishing and distribution royalties are payments made to third parties for the delivery of products.

Royalty-based obligations with content licensors and distribution affiliates are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of goods sold generally at the greater of the contractual rate for contracts with guaranteed minimums, or an effective royalty rate based on the total projected net revenue. Significant judgment is required to estimate the effective royalty rate for a particular contract. Because the computation of effective royalty rates requires us to project future revenue, it is inherently subjective as our future revenue projections must anticipate a number of factors, including (1) the total number of titles subject to the contract, (2) the timing of the release of these titles, (3) the number of software units we expect to sell, which can be impacted by a number of variables, including product quality, the timing of the title's release and competition, and (4) future pricing. Determining the effective royalty rate for our titles is particularly challenging due to the inherent difficulty in predicting the popularity of entertainment products. Accordingly, if our future revenue projections change, our effective royalty rates would change, which could impact the amount and timing of royalty expense we recognize.

Prepayments made to thinly capitalized independent software developers and co-publishing affiliates are generally made in connection with the development of a particular product and, therefore, we are generally subject to development risk prior to the release of the product. Accordingly, payments that are due prior to completion of a product are generally expensed to research and development over the development period as the services are incurred. Payments due after completion of the product (primarily royalty-based in nature) are generally expensed as cost of goods sold.

Our contracts with some licensors include minimum guaranteed royalty payments, which are initially recorded as an asset and as a liability at the contractual amount when no performance remains with the licensor. When performance remains with the licensor, we record guarantee payments as an asset when actually paid and as a liability when incurred, rather than recording the asset and liability upon execution of the contract. Royalty liabilities are classified as current liabilities to the extent such royalty payments are contractually due within the next 12 months.

Each quarter, we also evaluate the expected future realization of our royalty-based assets, as well as any unrecognized minimum commitments not yet paid to determine amounts we deem unlikely to be realized through product sales. Any impairments or losses determined before the launch of a product are charged to research and development expense. Impairments or losses determined post-launch are charged to cost of goods sold. We evaluate long-lived royalty-based assets for impairment generally using undiscounted cash flows when impairment indicators exist. Unrecognized minimum royalty-based commitments are accounted for as executory contracts and, therefore, any losses on these commitments are recognized when the underlying intellectual property is abandoned (*i.e.*, cease use) or the contractual rights to use the intellectual property are terminated.

Income Taxes

We recognize deferred tax assets and liabilities for both the expected impact of differences between the financial statement amount and the tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards. We record a valuation allowance against deferred tax assets when it is considered more likely than not that all or a portion of our deferred tax assets will not be realized. In making this determination, we are required to give significant weight to evidence that can be objectively verified. It is generally difficult to conclude that a valuation allowance is not needed when there is significant negative evidence, such as cumulative losses in recent years. Forecasts of future taxable income are considered to be less objective than past results, particularly in light of the economic environment. Therefore, cumulative losses weigh heavily in the overall assessment.

In addition to considering forecasts of future taxable income, we are also required to evaluate and quantify other possible sources of taxable income in order to assess the realization of our deferred tax assets, namely the reversal of existing deferred tax liabilities, the carry back of losses and credits as allowed under current tax law, and the implementation of tax planning strategies. Evaluating and quantifying these amounts involves significant judgments. Each source of income must be evaluated based on all positive and negative evidence; this evaluation involves assumptions about future activity. Certain taxable temporary differences that are not expected to reverse during the carry forward periods permitted by tax law cannot be considered as a source of future taxable income that may be available to realize the benefit of deferred tax assets.

Based on the assumptions and requirements noted above, we have recorded a valuation allowance against most of our U.S. deferred tax assets. In addition, we expect to provide a valuation allowance on future U.S. tax benefits until we can sustain a level of profitability or until other significant positive evidence arises that suggest that these benefits are more likely than not to be realized.

In the ordinary course of our business, there are many transactions and calculations where the tax law and ultimate tax determination is uncertain. As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate prior to the completion and filing of tax returns for such periods. This process requires estimating both our geographic mix of income and our uncertain tax positions in each jurisdiction where we operate. These estimates involve complex issues and require us to make judgments about the likely application of the tax law to our situation, as well as with respect to other matters, such as anticipating the positions that we will take on tax returns prior to our actually preparing the returns and the outcomes of disputes with tax authorities. The ultimate resolution of these issues may take extended periods of time due to examinations by tax authorities and statutes of limitations. In addition, changes in our business, including acquisitions, changes in our international corporate structure, changes in the geographic location of business functions or assets, changes in the geographic mix and amount of income, as well as changes in our agreements with tax authorities, valuation allowances, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in the estimated and actual level of annual pre-tax income can affect the overall effective income tax rate.

We historically have considered undistributed earnings of our foreign subsidiaries to be indefinitely reinvested outside of the United States and, accordingly, no U.S. taxes have been provided thereon. We currently intend to continue to indefinitely reinvest the undistributed earnings of our foreign subsidiaries outside of the United States.

RESULTS OF OPERATIONS

Our fiscal year is reported on a 52- or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal years ended March 31, 2011 and 2009 each contained 52 weeks and ended on April 2, 2011 and March 28, 2009, respectively. Our results of operations for the fiscal year ended March 31, 2010 contained 53 weeks and ended on April 3, 2010. For simplicity of disclosure, all fiscal periods are referred to as ending on a calendar month-end.

Comparison of Fiscal Year 2011 to Fiscal Year 2010

Net Revenue

Net revenue consists of sales generated from (1) video games sold as packaged goods and designed for play on hardware consoles (such as the PLAYSTATION 3, Xbox 360 and Wii), PCs, and handheld game players (such as the Sony PSP and Nintendo DS and 3DS), (2) video games for mobile devices (such as cellular and smart phones including the Apple iPhone), (3) video games for tablets such as the Apple iPad, (4) software products and content and online services associated with these products, (5) programming third-party websites with our game content, (6) allowing other companies to manufacture and sell our products in conjunction with other products, and (7) advertisements on our online web pages and in our games.

Net Revenue before Revenue Deferral, a non-GAAP financial measure, is provided in this section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"). See "Non-GAAP Financial Measures" below for an explanation of our use of this non-GAAP measure. A reconciliation to the corresponding measure calculated in accordance with accounting principles generally accepted in the United States is provided in the discussion below.

"Revenue Deferral" in this "Net Revenue" section includes the unrecognized revenue from (1) bundled sales of certain online-enabled packaged goods and PC digital downloads for which either we do not have VSOE for the online service that we provide in connection with the sale of the software or we have an obligation to provide future incremental unspecified digital content, (2) certain packaged goods sales of massively-multiplayer online role-playing games, and (3) sales of certain incremental digital content associated with our games, which are types of "micro-transactions." Fluctuations in the Revenue Deferral are largely dependent upon the amounts of products that we sell with the online features and services previously discussed, while the Recognition of Revenue Deferral for a period is also dependent upon (1) the period of time the online features and services are to be provided and (2) the timing of the sale. For example, most Revenue Deferrals incurred in the first half of a fiscal year are recognized within the same fiscal year; however, substantially all of the Revenue Deferrals incurred in the last month of a fiscal year will be recognized in the subsequent fiscal year.

From a geographical perspective, our total Net Revenue for the fiscal years ended March 31, 2011 and 2010 was as follows (in millions):

	Year Ended March 31,							
	2011				2010			
	North America	Europe	Asia	Total	North America	Europe	Asia	Total
Net Revenue before Revenue Deferral	$ 1,907	$ 1,722	$ 199	$ 3,828	$ 2,322	$1,615	$ 222	$ 4,159
Revenue Deferral	(1,358)	(1,273)	(138)	(2,769)	(1,255)	(981)	(122)	(2,358)
Recognition of Revenue Deferral	1,287	1,114	129	2,530	958	799	96	1,853
Net Revenue	$ 1,836	$ 1,563	$ 190	$ 3,589	$ 2,025	$1,433	$ 196	$ 3,654

Worldwide

For fiscal year 2011, Net Revenue before Revenue Deferral was $3,828 million, driven by *FIFA 11*, *Madden NFL 11*, and *Need for Speed Hot Pursuit*. Net Revenue before Revenue Deferral for fiscal year 2011 decreased $331 million, or 8 percent, as compared to fiscal year 2010. This decrease was driven by a $572 million decrease from the Rock Band franchise and decreases from the Left 4 Dead, Battlefield, and Army of Two franchises, which had no comparable releases in fiscal year 2011. This decrease was partially offset by an increase of $292 million from releases within the Medal of Honor and FIFA World Cup franchises in the current year, with no comparable releases from these franchises in fiscal year 2010.

Revenue Deferral for fiscal year 2011 increased $411 million, or 17 percent, as compared to fiscal year 2010. This increase was due to an increase in sales of online-enabled products with an obligation to provide future incremental unspecified digital content on a when and if available basis and less revenue from distribution products during fiscal year 2011 and compared to fiscal year 2010. This increase was driven by a $488 million increase from releases within the Medal of Honor, FIFA World Cup, and Crysis franchises, with no comparable releases from these franchises during the fiscal year 2010 and an increase from the FIFA franchise. This increase was partially offset by a $166 million decrease from the Battlefield franchise and *Dante's Inferno*.

The Recognition of Revenue Deferral for fiscal year 2011 increased $677 million, or 37 percent, as compared to fiscal year 2010. This increase was due to an increase from the sales of online-enabled products with an obligation to provide future incremental unspecified digital content on a when and if available basis and less revenue from distribution products during fiscal year 2011 as compared to fiscal year 2010. This increase was driven by a $631 million increase from the Battlefield, Medal of Honor, FIFA, and FIFA World Cup franchises.

For fiscal year 2011, Net Revenue was $3,589 million, driven by *FIFA 11*, *Battlefield: Bad Company 2*, and *Madden NFL 11*. Net Revenue for fiscal year 2011 decreased $65 million, or 2 percent, as compared to fiscal year 2010. This decrease was driven by a $481 million decrease from the Rock Band, Left 4 Dead, and EA SPORTS Active franchises. This decrease was partially offset by a $403 million increase from the Battlefield and Medal of Honor franchises.

North America

For fiscal year 2011, Net Revenue before Revenue Deferral in North America was $1,907 million, driven by *Madden NFL 11*, *Medal of Honor*, and *FIFA 11*. Net Revenue before Revenue Deferral for fiscal year 2011 decreased $415 million, or 18 percent, as compared to fiscal year 2010. This decrease was driven by a $421 million decrease from the Rock Band, Left 4 Dead, Battlefield, and EA SPORTS Active franchises.

Revenue Deferral for fiscal year 2011 increased $103 million, or 8 percent, as compared to fiscal year 2010. This increase was driven by a $219 million increase from the Medal of Honor, Dead Space, Need for Speed, and Crysis franchises. This increase was partially offset by a $104 million decrease from the Battlefield and Army of Two franchises.

The Recognition of Revenue Deferral for fiscal year 2011 increased $329 million, or 34 percent, as compared to fiscal year 2010. This increase was driven by a $269 million increase from the Battlefield, Medal of Honor, FIFA World Cup, and FIFA franchises.

For fiscal year 2011, Net Revenue in North America was $1,836 million, driven by *Madden NFL 11, Battlefield: Bad Company 2,* and *Medal of Honor.* Net Revenue for fiscal year 2011 decreased $189 million, or 9 percent, as compared to fiscal year 2010. This decrease was driven by a $369 million decrease from the Rock Band, Left 4 Dead, and EA SPORTS Active franchises. This decrease was partially offset by a $194 million increase from the Battlefield and Medal of Honor franchises.

Europe

For fiscal year 2011, Net Revenue before Revenue Deferral in Europe was $1,722 million, driven by *FIFA 11, Need for Speed Hot Pursuit,* and *Medal of Honor.* Net Revenue before Revenue Deferral for fiscal year 2011 increased $107 million, or 7 percent, as compared to fiscal year 2010. This increase was driven by a $204 million increase from the Medal of Honor, FIFA World Cup, and FIFA franchises. This increase was partially offset by a $110 million decrease from Rock Band, Left 4 Dead, and Battlefield franchises. We estimate that foreign exchange rates (primarily the Euro) decreased reported Net Revenue before Revenue Deferral by approximately $52 million, or 3 percent, in fiscal year 2011 as compared to fiscal year 2010. Excluding the effect of foreign exchange rates from Net Revenue before Revenue Deferral, we estimate that Net Revenue before Revenue Deferral increased by approximately $159 million, or 10 percent, in fiscal year 2011 as compared to fiscal year 2010.

Revenue Deferral for fiscal year 2011 increased by $292 million, or 30 percent, as compared to fiscal year 2010. This increase was driven by a $280 million increase from the Medal of Honor, FIFA, FIFA World Cup, and Crysis franchises.

The Recognition of Revenue Deferral for fiscal year 2011 increased $315 million, or 39 percent, as compared to fiscal year 2010. This increase was driven by a $321 million increase from the Battlefield, FIFA, Medal of Honor, and FIFA World Cup franchises.

For fiscal year 2011, Net Revenue in Europe was $1,563 million, driven by *FIFA 11, Battlefield: Bad Company 2,* and *FIFA 10.* Net Revenue for fiscal year 2011 increased $130 million, or 9 percent, as compared to fiscal year 2010. This increase was driven by a $244 million increase from the Battlefield, Medal of Honor, and FIFA World Cup franchises. This increase was partially offset by a $120 million decrease from Need for Speed, Rock Band, and Left 4 Dead franchises. We estimate that foreign exchange rates (primarily the Euro) decreased reported Net Revenue by approximately $95 million, or 7 percent, in fiscal year 2011 as compared to fiscal year 2010. Excluding the effect of foreign exchange rates from Net Revenue, we estimate that Net Revenue increased by approximately $225 million, or 16 percent, in fiscal year 2011 as compared to fiscal year 2010.

Asia

For fiscal year 2011, Net Revenue before Revenue Deferral in Asia was $199 million, driven by *FIFA 11, EA SPORTS FIFA Online 2,* and *Medal of Honor.* Net Revenue before Revenue Deferral for fiscal year 2011 decreased by $23 million, or 10 percent, as compared to fiscal year 2010. This decrease was driven by a $77 million decrease from the Rock Band, Battlefield, Left 4 Dead, and various other franchises. This decrease was partially offset by a $41 million increase from the Medal of Honor, FIFA World Cup, Crysis, FIFA, and Dead Space franchises. We estimate that foreign exchange rates (primarily the Australian dollar) increased reported Net Revenue before Revenue Deferral by approximately $15 million, or 7 percent, in fiscal year 2011 as compared to fiscal year 2010. Excluding the effect of foreign exchange rates from Net Revenue before Revenue Deferral, we estimate that Net Revenue before Revenue Deferral decreased by approximately $38 million, or 17 percent, in fiscal year 2011 as compared to fiscal year 2010.

Revenue Deferral for fiscal year 2011 increased $16 million, or 13 percent, as compared to fiscal year 2010. This increase was driven by a $24 million increase from the Medal of Honor and FIFA World Cup franchises. This increase was partially offset by a $12 million decrease from the Battlefield franchise and *Dante's Inferno*.

The Recognition of Revenue Deferral for fiscal year 2011 increased $33 million, or 34 percent, as compared to fiscal year 2010. This increase was driven by a $40 million increase from the Battlefield, FIFA World Cup, and Medal of Honor franchises. This increase was partially offset by $10 million decrease from the Need For Speed and Fight Night franchises.

For fiscal year 2011, Net Revenue in Asia was $190 million, driven by *Battlefield: Bad Company 2, FIFA 11,* and *EA SPORTS FIFA Online 2.* Net Revenue for fiscal year 2011 decreased by $6 million, or 3 percent, as compared to fiscal year 2010. This decrease was driven by a $33 million decrease from the Need for Speed, Rock Band, Left 4 Dead, EA SPORTS Active, and Fight Night franchises. This decrease was partially offset by a $30 million increase from the Battlefield and FIFA World Cup franchises. We estimate that foreign exchange rates (primarily the Australian dollar) increased reported Net Revenue by approximately $24 million, or 12 percent, in fiscal year 2011 as compared to fiscal year 2010. Excluding the effect of foreign exchange rates from Net Revenue, we estimate that Net Revenue decreased by approximately $30 million, or 15 percent, in fiscal year 2011 as compared to fiscal year 2010.

Non-GAAP Financial Measures

Net Revenue before Revenue Deferral is a non-GAAP financial measure that excludes the impact of Revenue Deferral and the Recognition of Revenue Deferral on Net Revenue related to packaged goods games and digital content. We defer Net Revenue from sales of certain online-enabled packaged goods and digital content for which we are not able to objectively determine the fair value (as defined by accounting principles generally accepted in the United States for software sales) of the online service that we provide in connection with the sale. We recognize the revenue from these games over the estimated online service period. We also defer Net Revenue from sales of certain online-enabled packaged goods and digital content for which we had an obligation to deliver incremental unspecified digital content in the future without an additional fee. We recognize the revenue for these games on a straight-line basis over the estimated period of game play.

We believe that excluding the impact of Revenue Deferral and the Recognition of Revenue Deferral related to packaged goods games and digital content from our operating results is important to facilitate comparisons between periods in understanding our underlying sales performance for the period. We use this non-GAAP measure internally to evaluate our operating performance, when planning, forecasting and analyzing future periods, and when assessing the performance of our management team. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant to be considered in isolation from or as a substitute for the related financial information prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as non-GAAP measures presented by other companies.

Cost of Goods Sold

Cost of goods sold for our packaged-goods business consists of (1) product costs, (2) certain royalty expenses for celebrities, professional sports and other organizations and independent software developers, (3) manufacturing royalties, net of volume discounts and other vendor reimbursements, (4) expenses for defective products, (5) write-offs of post-launch prepaid royalty costs, (6) amortization of certain intangible assets, (7) personnel-related costs, and (8) warehousing and distribution costs. We generally recognize volume discounts when they are earned from the manufacturer (typically in connection with the achievement of unit-based milestones); whereas other vendor reimbursements are generally recognized as the related revenue is recognized. Cost of goods sold for our online products consists primarily of data center and bandwidth costs associated with hosting our websites, credit card fees and royalties for use of third-party properties. Cost of goods sold for our website advertising business primarily consists of server costs.

Cost of goods sold for fiscal years 2011 and 2010 was as follows (in millions):

March 31, 2011	% of Net Revenue	March 31, 2010	% of Net Revenue	% Change	Change as a % of Net Revenue
$1,499	41.8%	$1,866	51.1%	(19.7%)	(9.3%)

During fiscal year 2011, cost of goods sold decreased by 9.3 percent as a percentage of total net revenue as compared to fiscal year 2010. This decrease as a percentage of net revenue was primarily due to (1) a $266 million decrease in the change in deferred net revenue related to certain online-enabled packaged goods and digital content for fiscal year 2011 as compared to fiscal year 2010, which positively impacted gross profit as a percent of total net revenue by 3.7 percentage points and (2) a greater percentage of net revenue from EA studio and digital products, which have a higher margin than our co-publishing and distribution products, which positively impacted gross profit as a percentage of total revenue by approximately 3.3 percent.

Marketing and Sales

Marketing and sales expenses consist of personnel-related costs, related overhead costs and advertising, marketing and promotional expenses, net of qualified advertising cost reimbursements from third parties.

Marketing and sales expenses for fiscal years 2011 and 2010 were as follows (in millions):

March 31, 2011	% of Net Revenue	March 31, 2010	% of Net Revenue	$ Change	% Change
$747	21%	$730	20%	$17	2%

Marketing and sales expenses increased by $17 million, or 2 percent, in fiscal year 2011, as compared to fiscal year 2010. The increase was primarily due to (1) a $13 million increase in additional personnel-related costs and (2) a $5 million increase in stock-based compensation expense. These increases were partially offset by a $5 million decrease in marketing, advertising and promotional expenses resulting from a decrease in the number of titles released during fiscal year 2011 as compared to fiscal year 2010.

Marketing and sales expenses included vendor reimbursements for advertising expenses of $31 million and $39 million in fiscal years 2011 and 2010, respectively.

General and Administrative

General and administrative expenses consist of personnel and related expenses of executive and administrative staff, related overhead costs, fees for professional services such as legal and accounting, and allowances for doubtful accounts.

General and administrative expenses for fiscal years 2011 and 2010 were as follows (in millions):

March 31, 2011	% of Net Revenue	March 31, 2010	% of Net Revenue	$ Change	% Change
$301	8%	$320	9%	$(19)	(6%)

General and administrative expenses decreased by $19 million, or 6 percent, in fiscal year 2011, as compared to fiscal year 2010 primarily due to (1) a $25 million decrease in facilities-related expenses, primarily as a result of the $14 million loss on our lease obligation related to our Redwood Shores headquarters facilities in fiscal year 2010 and (2) an $18 million decrease in contracted services due to costs related to the support of business development projects in the prior year. These decreases were partially offset by (1) a $13 million increase in additional personnel- related costs, (2) a $12 million increase in incentive-based compensation expense, and (3) a $7 million increase in stock-based compensation expense.

Research and Development

Research and development expenses consist of expenses incurred by our production studios for personnel-related costs, related overhead costs, contracted services, depreciation and any impairment of prepaid royalties for pre-launch products. Research and development expenses for our online products include expenses incurred by our studios consisting of direct development and related overhead costs in connection with the development and production of our online games. Research and development expenses also include expenses associated with the development of website content, software licenses and maintenance, network infrastructure and management overhead.

Research and development expenses for fiscal years 2011 and 2010 were as follows (in millions):

March 31, 2011	% of Net Revenue	March 31, 2010	% of Net Revenue	$ Change	% Change
$1,153	32%	$1,229	34%	$(76)	(6%)

Research and development expenses decreased by $76 million, or 6 percent, in fiscal year 2011, as compared to fiscal year 2010. This decrease was primarily due to decreases in expenses resulting from our cost reduction initiatives including (1) a $38 million decrease in external development and contracted services, (2) a $37 million decrease in additional personnel-related costs, and (3) a $27 million decrease in facilities-related expenses primarily due to lower depreciation expense. These decreases were partially offset by a $24 million increase in incentive-based compensation expense.

Restructuring and Other Charges

Restructuring and other charges for fiscal years 2011 and 2010 were as follows (in millions):

March 31, 2011	% of Net Revenue	March 31, 2010	% of Net Revenue	$ Change	% Change
$161	4%	$140	4%	$21	15%

Fiscal 2011 Restructuring

In fiscal year 2011, we announced a plan focused on the restructuring of certain licensing and developer agreements in an effort to improve the long-term profitability of our packaged goods business. Under this plan, we amended certain licensing and developer agreements. To a much lesser extent, as part of this restructuring we had workforce reductions and facilities closures through March 31, 2011. Substantially all of these exit activities were completed by March 31, 2011.

During fiscal year 2011, we incurred charges of $148 million, consisting of (1) $104 million related to the amendment of certain licensing agreements and other intangible asset impairment costs, (2) $31 million related to the amendment of certain developer agreements, and (3) $13 million in employee-related expenses. In fiscal year 2012, we anticipate incurring less than $10 million of restructuring and other charges related to the fiscal 2011 restructuring (primarily interest expense accretion).

Overall, including $148 million in charges incurred through March 31, 2011, we expect to incur total cash and non-cash charges between $170 million and $180 million by June 2016. These charges will consist primarily of (1) charges, including accretion of interest expense, related to the amendment of certain licensing and developer agreements and other intangible asset impairment costs (approximately $160 million) and (2) employee-related costs (approximately $15 million).

Fiscal 2010 Restructuring

In connection with our fiscal 2010 restructuring plan, during fiscal year 2011, we incurred $13 million of restructuring charges primarily due to costs to assist in the reorganization of our business support functions.

During fiscal year 2010, we incurred $116 million of restructuring charges of which (1) $62 million were for employee-related expenses, (2) $32 million related to intangible asset impairment costs, abandoned rights to intellectual property, and costs to assist in the reorganization of our business support functions, and (3) $22 million related to the closure of certain of our facilities. In fiscal year 2012, we anticipate incurring less than $10 million of restructuring charges related to the fiscal 2010 restructuring.

Overall, including charges incurred through March 31, 2011, we expect to incur total cash and non-cash charges of approximately $135 million by March 31, 2012. These charges consist primarily of (1) employee-related costs (approximately $62 million), (2) intangible asset impairment costs, abandoned rights to intellectual property costs, and other costs to assist in the reorganization of our business support functions (approximately $50 million), and (3) facilities exit costs (approximately $22 million).

Other Restructuring and Reorganization

In connection with our fiscal 2009 restructuring plan and fiscal 2008 reorganization plan, during fiscal year 2010, we incurred $14 million and $10 million of charges, respectively, primarily for facilities-related expenses under the fiscal 2009 plan and contracted services costs to assist in the reorganization of our business support functions under the fiscal 2008 plan. We do not expect to incur any additional charges under these plans.

Acquisition-Related Contingent Consideration

Acquisition-related contingent consideration related to Playfish decreased $19 million for the fiscal year 2011 as compared to the fiscal year 2010, resulting from a revision in our estimate of the expected future cash flows over the period in which the contingent obligation is expected to be settled. See Note 2 and Note 5 of the Notes to Consolidated Financial Statements included in Item 8 of this report.

Gains (Losses) on Strategic Investments, Net

Gains (losses) on strategic investments, net, for fiscal years 2011 and 2010 were as follows (in millions):

March 31, 2011	% of Net Revenue	March 31, 2010	% of Net Revenue	$ Change
$23	1%	$(26)	(1%)	$49

During the fiscal year ended March 31, 2011, gains (losses) on strategic investments, net increased by $49 million as compared to the fiscal year ended March 31, 2010, primarily due to a realized gain of $28 million, net of costs to sell, from the sale of our investment in Ubisoft.

During the fiscal year ended March 31, 2010, we recognized a $26 million impairment charge on our investment in The9.

Income Taxes

Benefit from income taxes for fiscal years 2011 and 2010 was as follows (in millions):

March 31, 2011	Effective Tax Rate	March 31, 2010	Effective Tax Rate
$(3)	(1.1%)	$(29)	(4.1%)

Our effective tax rate for the fiscal year 2011 was a tax benefit of 1.1 percent. Our effective tax rate for the fiscal year 2010 was a tax benefit of 4.1 percent. In fiscal year 2011, the effective tax rate differs from the statutory rate of 35.0 percent primarily due to U.S. losses for which no benefit is recognized, non-U.S. losses with a reduced or zero tax benefit and non-deductible stock-based compensation expenses, partially offset by tax benefits related to the expiration of statutes of limitations and resolution of examination by taxing authorities. In fiscal year 2010, the effective tax rate differs from the statutory rate of 35.0 percent primarily due to U.S. losses for which no benefit is recognized, tax charges related to our integration of Playfish, non-U.S. losses with a reduced or zero tax benefit, and non-deductible stock-based compensation expenses, partially offset by benefits related to the resolution of examinations by the taxing authorities and reductions in the valuation allowance of U.S. deferred tax assets.

Our effective income tax rates for fiscal year 2012 and future periods will depend on a variety of factors, including changes in the deferred tax valuation allowance, as well as changes in our business such as acquisitions and intercompany transactions, changes in our international structure, changes in the geographic location of business functions or assets, changes in the geographic mix of income, changes in or termination of our agreements with tax authorities, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in our annual pre-tax income or loss. We incur certain tax expenses that do not decline proportionately with declines in our pre-tax consolidated income or loss. As a result, in absolute dollar terms, our tax expense will have a greater influence on our effective tax rate at lower levels of pre-tax income or loss than at higher levels. In addition, at lower levels of pre-tax income or loss, our effective tax rate will be more volatile.

Certain taxable temporary differences that are not expected to reverse during the carry forward periods permitted by tax law have not been considered as a source of future taxable income that is available to realize the benefit of deferred tax assets.

The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the "Act") was signed into law on December 17, 2010. The Act contains a number of provisions including, most notably, a two year extension of the research tax credit. The Act will not have a material impact on our effective tax rate for fiscal 2012 due to the effect of the valuation allowance on our deferred tax assets.

The Worker, Homeownership and Business Assistance Act of 2009 ("the Act") was signed into law on November 6, 2009. The Act provides that taxpayers may elect to increase the carry back period for tax losses incurred in a taxable year beginning or ending in either 2008 or 2009. During the fiscal quarter ended December 31, 2009, we elected to increase the carry back period for tax losses incurred in fiscal year 2009. This election resulted in a reduction in the valuation allowance on our U.S. deferred tax assets due to an increase in the sources of taxable income from the extended carry back period. As a result, we recorded a tax benefit of approximately $28 million in the fiscal quarter ended December 31, 2009 for the reduction in the valuation allowance.

We historically have considered undistributed earnings of our foreign subsidiaries to be indefinitely reinvested outside of the United States and, accordingly, no U.S. taxes have been provided thereon. We currently intend to continue to indefinitely reinvest the undistributed earnings of our foreign subsidiaries outside of the United States.

Comparison of Fiscal Year 2010 to Fiscal Year 2009

Net Revenue

From a geographical perspective, our total Net Revenue for the fiscal years ended March 31, 2010 and 2009 was as follows (in millions):

	Year Ended March 31,							
	2010				2009			
	North America	Europe	Asia	Total	North America	Europe	Asia	Total
Net Revenue before Revenue Deferral	$ 2,322	$1,615	$ 222	$ 4,159	$2,362	$1,521	$203	$ 4,086
Revenue Deferral	(1,255)	(981)	(122)	(2,358)	(538)	(472)	(67)	(1,077)
Recognition of Revenue Deferral	958	799	96	1,853	588	540	75	1,203
Net Revenue	$ 2,025	$1,433	$ 196	$ 3,654	$2,412	$1,589	$211	$ 4,212

Worldwide

For fiscal year 2010, Net Revenue before Revenue Deferral was $4,159 million, driven by *FIFA 10, Madden NFL 10,* and *The Sims 3.* Net Revenue before Revenue Deferral for fiscal year 2010 increased $73 million, or 2 percent, as compared to fiscal year 2009. This increase was driven by a $535 million increase from sales of Dragon Age and EA SPORTS Active franchises, which were released in 2010 with no comparable releases in 2009, as well as The Sims and the Battlefield franchises. This increase was partially offset by a $483 million decrease from the Rock Band, Spore and Mercenaries franchises.

Revenue Deferral for fiscal year 2010 increased $1,281 million, or 119 percent, as compared to fiscal year 2009. Starting in fiscal year 2010, we began to sell substantially all of our online-enabled products released after April 1, 2009, with an obligation to provide future incremental unspecified digital content on a when and if available basis. As we did not have VSOE for this obligation, we were required to recognize the revenue associated with this bundled sale over the estimated period of game play. This increase was driven by a $758 million increase from The Sims, FIFA, Battlefield, and Dragon Age franchises.

The Recognition of Revenue Deferral for fiscal year 2010 increased $650 million, or 54 percent, as compared to fiscal year 2009. This increase was directly related to the increase in the Revenue Deferral in fiscal year 2010. This increase was driven by a $435 million increase from The Sims, FIFA, and Dragon Age franchises.

For fiscal year 2010, Net Revenue was $3,654 million, driven by *FIFA 10, Madden NFL 10,* and *The Sims 3.* Net Revenue for fiscal year 2010 decreased $558 million, or 13 percent, as compared to fiscal year 2009. This decrease was driven by a $562 million decrease from the Rock Band, Battlefield (primarily due to a larger amount of revenue deferral due to our obligation to provide incremental unspecified digital content that did not exist in fiscal year 2009), Spore, and Mercenaries franchises. This decrease was partially offset by a $221 million increase from EA SPORTS Active and The Sims franchises.

North America

For fiscal year 2010, Net Revenue before Revenue Deferral in North America was $2,322 million, driven by *Madden NFL 10, The Beatles:Rock Band,* and *Battlefield: Bad Company 2.* Net Revenue before Revenue Deferral for fiscal year 2010 decreased $40 million, or 2 percent, as compared to fiscal year 2009. This decrease was driven by a $335 million decrease from the Rock Band and Spore franchises. This decrease was partially offset by a $301 million increase from the EA SPORTS Active, Dragon Age, The Sims, and Battlefield franchises.

Revenue Deferral for fiscal year 2010 increased $717 million, or 133 percent, as compared to fiscal year 2009. This increase was driven by a $384 million increase from the Madden NFL, The Sims, Battlefield, and Dragon Age franchises.

The Recognition of Revenue Deferral for fiscal year 2010 increased $370 million, or 63 percent, as compared to fiscal year 2009. This increase was driven by a $254 million increase from the Madden NFL, The Sims, Dragon Age, and Fight Night franchises.

For fiscal year 2010, Net Revenue in North America was $2,025 million, driven by *Madden NFL 10, The Beatles:Rock Band,* and *Rock Band 2.* Net Revenue for fiscal year 2010 decreased $387 million, or 16 percent, as compared to fiscal year 2009. This decrease was driven by a $416 million decrease from the Rock Band, Mercenaries, Battlefield and Madden NFL franchises. This decrease was partially offset by $138 million from sales of EA SPORTS Active and Dragon Age franchises.

Europe

For fiscal year 2010, Net Revenue before Revenue Deferral in Europe was $1,615 million, driven by *FIFA 10, The Sims 3,* and *Need for Speed Shift.* Net Revenue before Revenue Deferral for fiscal year 2010 increased $94 million, or 6 percent, as compared to fiscal year 2009. This increase was driven by a $184 million increase from The Sims, FIFA, and Dragon Age franchises. This increase was partially offset by $75 million decrease from the Rock Band and Spore franchises. We estimate that foreign exchange rates (primarily the British pound sterling) decreased reported Net Revenue before Revenue Deferral by approximately $44 million, or 3 percent, in fiscal year 2010 as compared to fiscal year 2009. Excluding the effect of foreign exchange rates from Net Revenue before Revenue Deferral, we estimate that Net Revenue before Revenue Deferral increased by approximately $138 million, or 9 percent, in fiscal year 2010 as compared to fiscal year 2009.

Revenue Deferral for fiscal year 2010 increased by $509 million, or 108 percent, as compared to fiscal year 2009. This increase was driven by a $347 million increase from The Sims, FIFA, and Battlefield franchises.

The Recognition of Revenue Deferral for fiscal year 2010 increased $259 million, or 48 percent, as compared to fiscal year 2009. This increase was driven by a $235 million increase from The Sims and FIFA franchises.

For fiscal year 2010, Net Revenue in Europe was $1,433 million, driven by *FIFA 10*, *The Sims 3*, and *Need for Speed Shift*. Net Revenue for fiscal year 2010 decreased $156 million, or 10 percent, as compared to fiscal year 2009. This decrease was driven by a $109 million decrease from the Rock Band, Battlefield, and Spore franchises. We estimate that foreign exchange rates (primarily the British pound sterling) decreased reported Net Revenue by approximately $116 million, or 7 percent, in fiscal year 2010 as compared to fiscal year 2009. Excluding the effect of foreign exchange rates from Net Revenue, we estimate that Net Revenue decreased by approximately $40 million, or 3 percent, in fiscal year 2010 as compared to fiscal year 2009.

Asia

For fiscal year 2010, Net Revenue before Revenue Deferral in Asia was $222 million, driven by *FIFA 10*, *Battlefield: Bad Company 2*, and *The Sims 3*. Net Revenue before Revenue Deferral for fiscal year 2010 increased by $19 million, or 9 percent, as compared to fiscal year 2009. This increase was driven by a $23 million increase from the FIFA, EA SPORTS Active, and Dragon Age franchises. This increase was partially offset by a $10 million decrease from the Mercenaries and Spore franchises. We estimate that foreign exchange rates (primarily the Australian dollar) increased reported Net Revenue before Revenue Deferral by approximately $8 million, or 4 percent, in fiscal year 2010 as compared to fiscal year 2009. Excluding the effect of foreign exchange rates from Net Revenue before Revenue Deferral, we estimate that Net Revenue before Revenue Deferral increased by approximately $11 million, or 5 percent, in fiscal year 2010 as compared to fiscal year 2009.

Revenue Deferral for fiscal year 2010 increased $55 million, or 82 percent, as compared to fiscal year 2009. This increase was driven by a $41 million increase from The Sims, Battlefield, and FIFA, and Dragon Age franchises.

The Recognition of Revenue Deferral for fiscal year 2010 increased $21 million, or 28 percent, as compared to fiscal year 2009. This increase was driven by a $21 million increase from The Sims and FIFA franchises.

For fiscal year 2010, Net Revenue in Asia was $196 million, driven by *FIFA 10*, *The Sims 3*, and *EA SPORTS FIFA Online 2*. Net Revenue for fiscal year 2010 decreased by $15 million, or 7 percent, as compared to fiscal year 2009. This decrease was driven by a $12 million decrease from the Battlefield and Medal of Honor franchises. We estimate that foreign exchange rates (primarily the Australian dollar) increased reported Net Revenue by approximately $9 million, or 4 percent, in fiscal year 2010 as compared to fiscal year 2009. Excluding the effect of foreign exchange rates from Net Revenue, we estimate that Net Revenue decreased by approximately $24 million, or 11 percent, in fiscal year 2010 as compared to fiscal year 2009.

Non-GAAP Financial Measures

See "Non-GAAP Financial Measures" above for more information on our use of Net Revenue before Revenue Deferral as a measure of our operating results.

Cost of Goods Sold

Cost of goods sold for fiscal years 2010 and 2009 was as follows (in millions):

March 31, 2010	% of Net Revenue	March 31, 2009	% of Net Revenue	% Change	Change as a % of Net Revenue
$1,866	51.1%	$2,127	50.5%	(12.3%)	0.6%

During fiscal year 2010, cost of goods sold increased by 0.6 percent as a percentage of total net revenue as compared to fiscal year 2009. This increase was primarily due to a $631 million increase in the change in deferred net revenue related to certain online-enabled packaged goods and digital content for the fiscal year ended March 31, 2010, as compared to the fiscal year ended March 31, 2009. Overall, we estimate the increase in the change in deferred net revenue related to certain online-enabled packaged goods and digital content negatively impacted cost of goods sold as a percent of total net revenue by 7.7 percentage points. The overall increase in cost of goods sold as a percentage of net revenue was partially mitigated by (1) a greater percentage of net revenue from EA studio products, which have a higher margin than our co-publishing and distribution products, which positively impacted cost of goods sold as a percentage of total revenue by approximately 3.1 percent and (2) EA Studio products that we sold which had previously been written down to a lower cost basis and lower inventory write downs on our fiscal year 2010 releases as compared to our fiscal year 2009 releases, which positively impacted cost of goods sold as a percentage of total revenue by approximately 2.1 percent.

Marketing and Sales

Marketing and sales expenses for fiscal years 2010 and 2009 were as follows (in millions):

March 31, 2010	% of Net Revenue	March 31, 2009	% of Net Revenue	$ Change	% Change
$730	20%	$691	16%	$39	6%

Marketing and sales expenses increased by $39 million, or 6 percent, in fiscal year 2010, as compared to fiscal year 2009. The increase was primarily due to an increase of $56 million in marketing, advertising and promotional expenses primarily to support our launch of new franchises and incremental spending on established franchises. This increase was partially offset by an $15 million decrease in personnel-related costs primarily resulting from a decrease in headcount as a result of our cost reduction initiatives.

Marketing and sales expenses included vendor reimbursements for advertising expenses of $39 million and $31 million in fiscal years 2010 and 2009, respectively.

General and Administrative

General and administrative expenses for fiscal years 2010 and 2009 were as follows (in millions):

March 31, 2010	% of Net Revenue	March 31, 2009	% of Net Revenue	$ Change	% Change
$320	9%	$332	8%	$(12)	(4%)

General and administrative expenses decreased by $12 million, or 4 percent, in fiscal year 2010, as compared to fiscal year 2009 primarily due to (1) a decrease of $14 million in stock-based compensation expense and (2) a decrease of $7 million in additional personnel-related costs resulting from our cost reduction initiatives. These decreases were partially offset by an increase in facilities related expenses primarily due to a $14 million loss on our lease obligation related to the purchase of our Redwood Shores headquarters facilities.

Research and Development

Research and development expenses for fiscal years 2010 and 2009 were as follows (in millions):

March 31, 2010	% of Net Revenue	March 31, 2009	% of Net Revenue	$ Change	% Change
$1,229	34%	$1,359	32%	$(130)	(10%)

Research and development expenses decreased by $130 million, or 10 percent, in fiscal year 2010, as compared to fiscal year 2009. The decrease was primarily due to (1) a decrease of $82 million in additional personnel-related costs primarily resulting from our cost reduction initiatives, (2) a decrease of $46 million in external development and contracted services, and (3) a decrease of $24 million in stock-based compensation expense. These decreases were partially offset by a $23 million increase in incentive-based compensation expense.

Restructuring Charges

Restructuring charges for fiscal years 2010 and 2009 were as follows (in millions):

March 31, 2010	% of Net Revenue	March 31, 2009	% of Net Revenue	$ Change	% Change
$140	4%	$80	2%	$60	75%

Fiscal 2010 Restructuring

In fiscal year 2010, we announced a restructuring plan to narrow our product portfolio to provide greater focus on titles with higher margin opportunities. Under this plan, we reduced our workforce by approximately 1,100 employees and have (1) consolidated or closed various facilities, (2) eliminated certain titles, and (3) incurred IT and other costs to assist in reorganizing certain activities. Substantially all of these exit activities were completed by March 31, 2010.

During fiscal year 2010, we incurred $116 million of restructuring charges, of which (1) $62 million were for employee-related expenses, (2) $32 million related to intangible asset impairment costs, abandoned rights to intellectual property, and other costs to assist in the reorganization of our business support functions, and (3) $22 million related to the closure of certain of our facilities.

Other Restructuring and Reorganization

In connection with our fiscal 2009 restructuring plan and fiscal 2008 reorganization plan, during fiscal year 2010, we incurred $14 million and $10 million of charges, respectively, primarily for facilities-related expenses under the fiscal 2009 plan and contracted services costs to assist in the reorganization of our business support functions under the fiscal 2008 plan. During fiscal year 2009, we incurred $41 million and $34 million under these plans, respectively, primarily for employee-related expenses under the fiscal 2009 plan and facilities-related expenses under the fiscal 2008 plan.

Amortization of Intangibles

Amortization of intangibles for fiscal years 2010 and 2009 was as follows (in millions):

March 31, 2010	% of Net Revenue	March 31, 2009	% of Net Revenue	$ Change	% Change
$53	1%	$58	1%	$(5)	(9%)

Amortization of intangibles decreased by $5 million, or 9 percent, in fiscal year 2010, as compared to fiscal year 2009, primarily due to a change in the estimated useful lives of certain intangibles. This decrease is partially offset by the amortization of intangibles related to our acquisition of Playfish.

Acquired In-Process Technology

Prior to the adoption of FASB ASC 805, *Business Combinations*, upon consummation of an acquisition, we generally incurred a charge for the related acquired in-process technology, as reflected in our Consolidated Statements of Operations. The development of a majority of the projects for which we incurred an acquired-in process technology charge in connection with our acquisition of VG Holding Corp. ("VGH") were either completed or did not reach technological feasibility and therefore were abandoned. As of March 31, 2010, we had one project in connection with our acquisition of VGH that continued to be in-process.

Certain Abandoned Acquisition-Related Costs

Certain abandoned acquisition-related costs consist of costs we incurred in connection with the abandoned acquisition of Take-Two. On August 18, 2008, we allowed our tender offer for Take-Two shares to expire and on September 14, 2008, we announced that we had terminated discussions with Take-Two. As a result, during the fiscal year ended March 31, 2009, we recognized $21 million in related costs consisting of legal, banking and other consulting fees.

Goodwill Impairment

Adverse economic conditions, including the decline in our market capitalization and our expected financial performance at the time, indicated that a potential impairment of goodwill existed during the fiscal year ended March 31, 2009. As a result, we performed goodwill impairment tests for our reporting units. As a result of the goodwill impairment analysis, we determined that our EA Mobile reporting unit's goodwill was impaired. Substantially all of our goodwill associated with our EA Mobile reporting unit was derived from our fiscal 2006 acquisition of JAMDAT Mobile Inc. During the fiscal year ended March 31, 2009, we recognized a goodwill impairment charge of $368 million related to our EA Mobile reporting unit. During the fiscal year ended March 31, 2010, we performed our annual goodwill impairment test for our reporting units, and we determined that there were no indicators of impairment to our goodwill.

Gains (Losses) on Strategic Investments, Net

Gains (losses) on strategic investments, net for fiscal years 2010 and 2009 were as follows (in millions):

March 31, 2010	% of Net Revenue	March 31, 2009	% of Net Revenue	$ Change	% Change
$(26)	(1%)	$(62)	(1%)	$36	58%

During the fiscal year ended March 31, 2010, gains (losses) on strategic investments, net decreased by $36 million, or 58 percent, as compared to the fiscal year ended March 31, 2009. We recognized a $26 million impairment charge on our investment in The9 during the fiscal year ended March 31, 2010.

During the fiscal year ended March 31, 2009, we recognized (1) $40 million of impairment charges on our investments in Neowiz's common and preferred shares and (2) a $27 million impairment charge on our investment in The9. These charges were offset by a $5 million dividend received from our investment in The9.

Interest and Other Income, Net

Interest and other income, net, for fiscal years 2010 and 2009 were as follows (in millions):

March 31, 2010	% of Net Revenue	March 31, 2009	% of Net Revenue	$ Change	% Change
$6	—	$34	1%	$(28)	(82%)

For fiscal year 2010, interest and other income, net, decreased by $28 million, or 82 percent, as compared to fiscal year 2009, primarily due to a decrease in interest income resulting from lower yields and balances on our cash and cash equivalents and short-term investments.

Income Taxes

Provision for (benefit from) income taxes for fiscal years 2010 and 2009 were as follows (in millions):

March 31, 2010	Effective Tax Rate	March 31, 2009	Effective Tax Rate	% Change
$(29)	(4.1%)	$233	27.2%	(112%)

Our effective income tax rate was a tax benefit of 4.1 percent for fiscal year 2010. Our effective income tax rate was 27.2 percent for fiscal year 2009. In fiscal year 2010, our effective tax rate differed from the U.S. statutory tax rate of 35.0 percent due primarily to U.S. losses for which no benefit is recognized, tax charges related to our integration of Playfish, non-U.S. losses with a reduced or zero tax benefit and non-deductible stock-based compensation expenses, partially offset by benefits related to the resolution of examinations by taxing authorities and reductions in the valuation allowance on U.S. deferred tax assets. In fiscal year 2009, we recorded a tax provision instead of a tax benefit on the pre-tax loss due primarily to the deferred tax valuation allowance. Our effective tax rate in fiscal 2009 differed from the U.S. statutory tax rate of 35.0 percent due primarily to the deferred tax valuation allowance, non-deductible goodwill impairment, non-deductible stock-based compensation expenses, non-deductible losses on strategic investments, losses in jurisdictions with tax rates lower than the U.S. rate of 35.0 percent, and a loss on facility impairment for which the future tax benefit is uncertain and not more likely than not to be realized.

Impact of Recently Issued Accounting Standards

In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements*. This guidance modifies the fair value requirements of FASB ASC subtopic 605-25, *Revenue Recognition-Multiple Element Arrangements*, by allowing the use of the "best estimate of selling price" in addition to vendor-specific objective evidence and third-party evidence for determining the selling price of a deliverable for non-software arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence, (b) third-party evidence, or (c) estimates. In addition, the residual method of allocating arrangement consideration is no longer permitted. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. We do not expect the adoption of ASU 2009-13 to have a material impact on our Consolidated Financial Statements.

In October 2009, the FASB issued ASU 2009-14, *Software (Topic 985): Certain Revenue Arrangements that Include Software Elements*. This guidance modifies the scope of FASB ASC subtopic 985-605, *Software-Revenue Recognition*, to exclude from its requirements non-software components of tangible products and software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010. We do not expect the adoption of ASU 2009-14 to have a material impact on our Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

(In millions)	As of March 31, 2011	As of March 31, 2010	Increase / (Decrease)
Cash and cash equivalents	$1,579	$1,273	$ 306
Short-term investments	497	432	65
Marketable equity securities	161	291	(130)
Total	$2,237	$1,996	$ 241
Percentage of total assets	45%	43%	

(In millions)	Year Ended March 31, 2011	Year Ended March 31, 2010	Increase / (Decrease)
Cash provided by operating activities	$ 320	$ 152	$ 168
Cash used in investing activities	(15)	(572)	557
Cash provided by (used in) financing activities	(23)	53	(76)
Effect of foreign exchange on cash and cash equivalents	24	19	5
Net increase (decrease) in cash and cash equivalents	$ 306	$ (348)	$ 654

Changes in Cash Flow

Operating Activities. During fiscal year 2011, we generated $320 million of cash from operating activities as compared to generating $152 million in fiscal year 2010. The increase in cash provided by operating activities in fiscal year 2011 as compared to fiscal year 2010 was primarily due to (1) a greater percentage of net revenue from EA studio and digital products, which have higher margins than our co-publishing and distribution products, (2) the timing of payments related to our inventory purchases, (3) our cost reduction initiatives, including decreases in external development and contracted services, and (4) lower marketing and advertising spend as a result of a decrease in the number of titles released as compared to the prior year.

Investing Activities. Cash used in investing activities decreased $557 million during the fiscal year ended March 31, 2011 as compared to the fiscal year ended March 31, 2010 primarily due to (1) a $267 million decrease in cash used for acquisitions, primarily from Playfish during the fiscal year ended March 31, 2010, (2) a $246 million decrease in capital expenditures, of which $233 million was used to purchase our Redwood Shores headquarters facilities during the fiscal year ended March 31, 2010, (3) $121 million in proceeds received from the sale of our Ubisoft investment, (4) $100 million in acquisition-related restricted cash for contingent consideration in connection with our acquisition of Playfish in fiscal year 2010, and (5) a $97 million decrease in purchases of short-term investments. These decreases were partially offset by $268 million of lower proceeds received from maturities and sales of short-term investments.

Financing Activities. Cash provided by financing activities decreased $76 million during the fiscal year ended March 31, 2011 as compared to the fiscal year ended March 31, 2010 primarily due to $58 million, net of commissions, cash paid for the repurchase and retirement of our common stock.

Short-term Investments and Marketable Equity Securities

Due to our mix of fixed and variable rate securities, our short-term investment portfolio is susceptible to changes in short-term interest rates. As of March 31, 2011, the gross unrealized gains and losses on our short-term investments were immaterial and each were less than 1 percent of the total in short-term investments. From time to time, we may liquidate some or all of our short-term investments to fund operational needs or other activities, such as capital expenditures, business combinations or stock repurchase programs. Depending on which short-term investments we liquidate to fund these activities, we could recognize a portion, or all, of the gross unrealized gains or losses.

The fair value of our marketable equity securities decreased to $161 million as of March 31, 2011, from $291 million as of March 31, 2010. This decrease was primarily due to a $194 million decrease, resulting from a decrease in the unrealized gains and the sale of a certain investment during the period. This decrease was partially offset by a $73 million increase in the fair value of our investments in Neowiz.

Restricted Cash and Contingent Consideration

In connection with our acquisitions of Playfish and Chillingo, we may be required to pay an additional $110 million of cash consideration, of which $100 million was deposited into an escrow account. As this deposit is restricted in nature, it is excluded from cash and cash equivalents. This cash consideration is based upon the achievement of certain performance milestones through March 31, 2014. Through fiscal year 2011, no distributions were made from the restricted cash amount. As of March 31, 2011, we have accrued $51 million of contingent consideration on our Consolidated Balance Sheet.

Fiscal 2011 Restructuring

In connection with our fiscal 2011 restructuring plan, we expect to incur cash expenditures through June 2016 of approximately (1) $42 million in fiscal year 2012, (2) $15 million in both fiscal years 2013 and 2014, (3) $11 million in fiscal year 2015, and (4) $40 million thereafter. The actual cash expenditures are variable as they will be dependent upon the actual revenue we generate from certain games.

Financial Condition

We believe that cash, cash equivalents, short-term investments, marketable equity securities, cash generated from operations and available financing facilities will be sufficient to meet our operating requirements for at least the next 12 months, including working capital requirements, capital expenditures and, potentially, future acquisitions, stock repurchases, or strategic investments. We may choose at any time to raise additional capital to strengthen our financial position, facilitate expansion, repurchase our stock, pursue strategic acquisitions and investments, and/or to take advantage of business opportunities as they arise. There can be no assurance, however, that such additional capital will be available to us on favorable terms, if at all, or that it will not result in substantial dilution to our existing stockholders.

As of March 31, 2011, approximately $793 million of our cash, cash equivalents, and short-term investments and $69 million of our marketable equity securities were domiciled in foreign tax jurisdictions. While we have no plans to repatriate these funds to the United States in the short term, if we choose to do so, we would be required to accrue and pay additional taxes on any portion of the repatriation where no United States income tax had been previously provided.

During fiscal year 2011, our Board of Directors authorized a program to repurchase up to $600 million of our common stock over the next 18 months. The timing and actual amount of the stock repurchases will depend on several factors including price, capital availability, regulatory requirements, alternative investment opportunities and other market conditions. We are not obligated to repurchase any specific number of shares under the program and the repurchase program may be modified, suspended or discontinued at any time.

We have a "shelf" registration statement on Form S-3 on file with the SEC. This shelf registration statement, which includes a base prospectus, allows us at any time to offer any combination of securities described in the prospectus in one or more offerings. Unless otherwise specified in a prospectus supplement accompanying the base prospectus, we would use the net proceeds from the sale of any securities offered pursuant to the shelf registration statement for general corporate purposes, including for working capital, financing capital expenditures, research and development, marketing and distribution efforts and, if opportunities arise, for acquisitions or strategic alliances. Pending such uses, we may invest the net proceeds in interest-bearing securities. In addition, we may conduct concurrent or other financings at any time.

Our ability to maintain sufficient liquidity could be affected by various risks and uncertainties including, but not limited to, those related to customer demand and acceptance of our products, our ability to collect our accounts receivable as they become due, successfully achieving our product release schedules and attaining our forecasted sales objectives, the impact of acquisitions and other strategic transactions in which we may engage, the impact of competition, economic conditions in the United States and abroad, the seasonal and cyclical nature of our business and operating results, risks of product returns and the other risks described in the "Risk Factors" section, included in Part I, Item 1A of this report.

Contractual Obligations and Commercial Commitments

Development, Celebrity, League and Content Licenses: Payments and Commitments

The products we produce in our studios are designed and created by our employee designers, artists, software programmers and by non-employee software developers ("independent artists" or "third-party developers"). We typically advance development funds to the independent artists and third-party developers during development of our games, usually in installment payments made upon the completion of specified development milestones. Contractually, these payments are generally considered advances against subsequent royalties on the sales of the products. These terms are set forth in written agreements entered into with the independent artists and third-party developers.

In addition, we have certain celebrity, league and content license contracts that contain minimum guarantee payments and marketing commitments that may not be dependent on any deliverables. Celebrities and organizations with whom we have contracts include: FIFA, FIFPRO Foundation, FAPL (Football Association Premier League Limited), and DFL Deutsche Fußball Liga GmbH (German Soccer League) (professional soccer); National Basketball Association (professional basketball); PGA TOUR and Tiger Woods (professional golf); National Hockey League and NHL Players' Association (professional hockey); Warner Bros. (Harry Potter); National Football League Properties, PLAYERS Inc., and Red Bear Inc. (professional football); Collegiate Licensing Company (collegiate football); ESPN (content in EA SPORTS games); Hasbro, Inc. (most of Hasbro's toy and game intellectual properties); LucasArts and Lucas Licensing (Star Wars: The Old Republic), and the Estate of Robert Ludlum (Robert Ludlum novels and films). These developer and content license commitments represent the sum of (1) the cash payments due under non-royalty-bearing licenses and services agreements and (2) the minimum guaranteed payments and advances against royalties due under royalty-bearing licenses and services agreements, the majority of which are conditional upon performance by the counterparty. These minimum guarantee payments and any related marketing commitments are included in the table below.

The following table summarizes our unrecognized minimum contractual obligations as of March 31, 2011, and the effect we expect them to have on our liquidity and cash flow in future periods (in millions):

	Contractual Obligations				
Fiscal Year Ending March 31,	**Leases[(a)]**	**Developer/ Licensor Commitments**	**Marketing**	**Other Purchase Obligations**	**Total**
2012	$ 44	$ 331	$ 90	$ 8	$ 473
2013	36	199	37	3	275
2014	26	124	66	3	219
2015	21	114	32	2	169
2016	15	83	33	—	131
Thereafter	9	366	95	—	470
Total	$151	$1,217	$353	$16	$1,737

(a) See discussion on operating leases in the "Off-Balance Sheet Commitments" section below for additional information. Lease commitments have not been reduced by minimum sub-lease rentals for unutilized office space resulting from our reorganization activities of approximately $12 million due in the future under non-cancelable sub-leases.

The amounts represented in the table above reflect our unrecognized minimum cash obligations for the respective fiscal years, but do not necessarily represent the periods in which they will be recognized and expensed in our Consolidated Financial Statements. In addition, the amounts in the table above are presented based on the dates the amounts are contractually due; however, certain payment obligations may be accelerated depending on the performance of our operating results.

In addition to what is included in the table above as of March 31, 2011, we had a liability for unrecognized tax benefits and an accrual for the payment of related interest totaling $238 million, of which approximately $37 million is offset by prior cash deposits to tax authorities for issues pending resolution. For the remaining liability, we are unable to make a reasonably reliable estimate of when cash settlement with a taxing authority will occur.

OFF-BALANCE SHEET COMMITMENTS

Lease Commitments

As of March 31, 2011, we leased certain of our current facilities, furniture and equipment under non-cancelable operating lease agreements. We were required to pay property taxes, insurance and normal maintenance costs for certain of these facilities and any increases over the base year of these expenses on the remainder of our facilities.

Director Indemnity Agreements

We entered into indemnification agreements with each of the members of our Board of Directors at the time they joined the Board to indemnify them to the extent permitted by law against any and all liabilities, costs, expenses, amounts paid in settlement and damages incurred by the Directors as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the Directors are sued or charged as a result of their service as members of our Board of Directors.

INFLATION

We believe the impact of inflation on our results of operations has not been significant in any of the past three fiscal years.

Item 7A: ***Quantitative and Qualitative Disclosures About Market Risk***

MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates, interest rates and market prices, which have experienced significant volatility in light of the global economic downturn. Market risk is the potential loss arising from changes in market rates and market prices. We employ established policies and practices to manage these risks. Foreign currency option and forward contracts are used to hedge anticipated exposures or mitigate some existing exposures subject to foreign exchange risk as discussed below. While we do not hedge our short-term investment portfolio, we protect our short-term investment portfolio against different market risks, including interest rate risk as discussed below. Our cash and cash equivalents portfolio consists of highly liquid investments with insignificant interest rate risk and original or remaining maturities of three months or less at the time of purchase. We also do not currently hedge our market price risk relating to our marketable equity securities and we do not enter into derivatives or other financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

Cash Flow Hedging Activities. From time to time, we hedge a portion of our foreign currency risk related to forecasted foreign-currency-denominated sales and expense transactions by purchasing foreign currency option contracts that generally have maturities of 15 months or less. These transactions are designated and qualify as cash flow hedges. The derivative assets associated with our hedging activities are recorded at fair value in other current assets on our Consolidated Balance Sheets. The effective portion of gains or losses resulting from changes in the fair value of these hedges is initially reported, net of tax, as a component of accumulated other comprehensive income in stockholders' equity. The gross amount of the effective portion of gains or losses resulting from changes in the fair value of these hedges is subsequently reclassified into net revenue or research and development expenses, as appropriate, in the period when the forecasted transaction is recognized in our Consolidated Statements of Operations. In the event that the gains or losses in accumulated other comprehensive income are deemed to be ineffective, the ineffective portion of gains or losses resulting from changes in fair value, if any, is reclassified to interest and other income, net, in our Consolidated Statements of Operations. In the event that the underlying forecasted transactions do not occur, or it becomes remote that they will occur, within the defined hedge period, the gains or losses on the related cash flow hedges are reclassified from accumulated other comprehensive income to interest and other income, net, in our Consolidated Statements of Operations. During the reporting periods, all forecasted transactions occurred and, therefore, there were no such gains or losses reclassified into interest and other income, net. Our hedging programs are designed to reduce, but do not entirely eliminate, the impact of currency exchange rate movements in net revenue and research and development expenses. As of March 31, 2011, we had foreign currency option contracts to purchase approximately $40 million in foreign currency and to sell approximately $10 million of foreign currency. All of the foreign currency option contracts outstanding as of March 31, 2011 will mature in the next 12 months. As of March 31, 2010, we had foreign currency option contracts to purchase approximately $18 million in foreign currency and to sell approximately $30 million of foreign currencies. As of March 31, 2011 and 2010, the fair value of these outstanding foreign currency option contracts was immaterial and are included in other current assets.

Balance Sheet Hedging Activities. We use foreign currency forward contracts to mitigate foreign currency risk associated with foreign-currency-denominated monetary assets and liabilities, primarily intercompany receivables and payables. The foreign currency forward contracts generally have a contractual term of three months or less and are transacted near month-end. Our foreign currency forward contracts are not designated as hedging instruments, and are accounted for as derivatives whereby the fair value of the contracts is reported as other current assets or accrued and other current liabilities on our Consolidated Balance Sheets, and gains and losses resulting from changes in the fair value are reported in interest and other income, net, in our Consolidated Statements of Operations. The gains and losses on these foreign currency forward contracts generally offset the gains and losses on the underlying foreign-currency-denominated monetary assets and liabilities, which are also reported in interest and other income, net, in our Consolidated Statements of Operations. In certain cases, the amount of such gains and losses will significantly differ from the amount of gains and losses recognized on the underlying foreign-currency-denominated monetary asset or liability, in which case our results will be impacted. As of March 31, 2011, we had foreign currency forward contracts to purchase and sell approximately $187 million in foreign currencies. Of this amount, $140 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $31 million to purchase foreign currency in exchange for U.S. dollars, and $16 million to sell foreign currency in exchange for British pounds sterling. As of March 31, 2010, we had foreign currency forward contracts to purchase and sell approximately $431 million in foreign currencies. Of this amount, $293 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $127 million to purchase foreign currency in exchange for U.S. dollars and $11 million to sell foreign currency in exchange for British pounds sterling. The fair value of our foreign currency forward contracts was immaterial as of March 31, 2011 and 2010.

We believe the counterparties to these foreign currency forward and option contracts are creditworthy multinational commercial banks. While we believe the risk of counterparty nonperformance is not material, the disruption in the global financial markets has impacted some of the financial institutions with which we do business. A sustained decline in the financial stability of financial institutions as a result of the disruption in the financial markets could affect our ability to secure credit-worthy counterparties for our foreign currency hedging programs.

Notwithstanding our efforts to mitigate some foreign currency exchange rate risks, there can be no assurance that our hedging activities will adequately protect us against the risks associated with foreign currency fluctuations. As of March 31, 2011, a hypothetical adverse foreign currency exchange rate movement of 10 percent or 15 percent would have resulted in potential declines in the fair value of the premiums on our foreign currency option contracts used in cash flow hedging of less than $1 million in each scenario. As of March 31, 2011, a hypothetical adverse foreign currency exchange rate movement of 10 percent or 15 percent would have resulted in potential losses on our foreign currency forward contracts used in balance sheet hedging of $17 million and $26 million, respectively. This sensitivity analysis assumes a parallel adverse shift of all foreign currency exchange rates against the U.S. dollar; however, all foreign currency exchange rates do not always move in such manner and actual results may differ materially.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term investment portfolio. We manage our interest rate risk by maintaining an investment portfolio generally consisting of debt instruments of high credit quality and relatively short maturities. However, because short-term investments mature relatively quickly and are required to be reinvested at the then-current market rates, interest income on a portfolio consisting of short-term investments is more subject to market fluctuations than a portfolio of longer term investments. Additionally, the contractual terms of the investments do not permit the issuer to call, prepay or otherwise settle the investments at prices less than the stated par value. Our investments are held for purposes other than trading. Also, we do not use derivative financial instruments in our short-term investment portfolio.

As of March 31, 2011 and 2010, our short-term investments were classified as available-for-sale securities and, consequently, were recorded at fair market value with unrealized gains or losses resulting from changes in fair value reported as a separate component of accumulated other comprehensive income, net of tax, in stockholders' equity. Our portfolio of short-term investments consisted of the following investment categories, summarized by fair value as of March 31, 2011 and 2010 (in millions):

	As of March 31,	
	2011	2010
Corporate bonds	$253	$233
U.S. Treasury securities	124	83
U.S. agency securities	102	115
Commercial paper	18	1
Total short-term investments	$497	$432

Notwithstanding our efforts to manage interest rate risks, there can be no assurance that we will be adequately protected against risks associated with interest rate fluctuations. At any time, a sharp change in interest rates could have a significant impact on the fair value of our investment portfolio. The following table presents the hypothetical changes in the fair value in our short-term investment portfolio as of March 31, 2011, arising from potential changes in interest rates. The modeling technique estimates the change in fair value from immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points ("BPS"), 100 BPS, and 150 BPS.

(In millions)	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Fair Value as of March 31, 2011	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
Corporate bonds	$258	$257	$255	$253	$252	$250	$249
U.S. Treasury securities	126	125	124	124	123	122	121
U.S. agency securities	104	103	103	102	101	101	100
Commercial paper	18	18	18	18	18	18	18
Total short-term investments	$506	$503	$500	$497	$494	$491	$488

The following table presents the hypothetical changes in the fair value in our short-term investment portfolio as of March 31, 2010, arising from selected potential changes in interest rates.

(In millions)	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Fair Value as of March 31, 2010	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
Corporate bonds	$237	$236	$234	$233	$231	$229	$228
U.S. agency securities	117	116	115	115	114	114	113
U.S. Treasury securities	85	85	84	83	83	82	82
Commercial paper	1	1	1	1	1	1	1
Total short-term investments	$440	$438	$434	$432	$429	$426	$424

Market Price Risk

The fair value of our marketable equity securities in publicly traded companies is subject to market price volatility and foreign currency risk for investments denominated in foreign currencies. As of March 31, 2011 and 2010, our marketable equity securities were classified as available-for-sale securities and, consequently, were recorded on our Consolidated Balance Sheets at fair market value with unrealized gains or losses resulting from changes in fair value reported as a separate component of accumulated other comprehensive income, net of tax, in stockholders' equity. The fair value of our marketable equity securities as of March 31, 2011 and 2010 was $161 million and $291 million, respectively.

Our marketable equity securities have been, and may continue to be, adversely impacted by volatility in the public stock markets. At any time, a sharp change in market prices in our investments in marketable equity securities could have a significant impact on the fair value of our investments. The following table presents hypothetical changes in the fair value of our marketable equity securities as of March 31, 2011, arising from changes in market prices of plus or minus 25 percent, 50 percent, and 75 percent.

(In millions)	Valuation of Securities Given an X Percentage Decrease in Each Stock's Market Price			Fair Value as of March 31, 2011	Valuation of Securities Given an X Percentage Increase in Each Stock's Market Price		
	(75%)	(50%)	(25%)		25%	50%	75%
Marketable equity securities	$40	$81	$121	$161	$201	$242	$282

The following table presents hypothetical changes in the fair value of our marketable equity securities as of March 31, 2010, arising from changes in market prices of plus or minus 25 percent, 50 percent, and 75 percent.

(In millions)	Valuation of Securities Given an X Percentage Decrease in Each Stock's Market Price			Fair Value as of March 31, 2010	Valuation of Securities Given an X Percentage Increase in Each Stock's Market Price		
	(75%)	(50%)	(25%)		25%	50%	75%
Marketable equity securities	$73	$146	$218	$291	$364	$437	$509

Item 8: ***Financial Statements and Supplementary Data***

Index to Consolidated Financial Statements

Other financial statement schedules have been omitted because the information called for in them is not required or has already been included in either the Consolidated Financial Statements or the Notes thereto.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except par value data)	March 31, 2011	March 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$1,579	$1,273
Short-term investments	497	432
Marketable equity securities	161	291
Receivables, net of allowances of $304 and $217, respectively	335	206
Inventories	77	100
Deferred income taxes, net	56	44
Other current assets	327	239
Total current assets	3,032	2,585
Property and equipment, net	513	537
Goodwill	1,110	1,093
Acquisition-related intangibles, net	144	204
Deferred income taxes, net	49	52
Other assets	80	175
TOTAL ASSETS	$4,928	$4,646
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 228	$ 91
Accrued and other current liabilities	768	717
Deferred net revenue (packaged goods and digital content)	1,005	766
Total current liabilities	2,001	1,574
Income tax obligations	192	242
Deferred income taxes, net	37	2
Other liabilities	134	99
Total liabilities	2,364	1,917
Commitments and contingencies (See Note 11)		
Stockholders' equity:		
Preferred stock, $0.01 par value. 10 shares authorized	—	—
Common stock, $0.01 par value. 1,000 shares authorized; 333 and 330 shares issued and outstanding, respectively	3	3
Paid-in capital	2,495	2,375
Retained earnings (accumulated deficit)	(153)	123
Accumulated other comprehensive income	219	228
Total stockholders' equity	2,564	2,729
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,928	$4,646

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)	Year Ended March 31, 2011	2010	2009
Net revenue	$3,589	$3,654	$ 4,212
Cost of goods sold	1,499	1,866	2,127
Gross profit	2,090	1,788	2,085
Operating expenses:			
Marketing and sales	747	730	691
General and administrative	301	320	332
Research and development	1,153	1,229	1,359
Restructuring and other charges	161	140	80
Amortization of intangibles	57	53	58
Acquisition-related contingent consideration	(17)	2	—
Goodwill impairment	—	—	368
Certain abandoned acquisition-related costs	—	—	21
Acquired in-process technology	—	—	3
Total operating expenses	2,402	2,474	2,912
Operating loss	(312)	(686)	(827)
Gains (losses) on strategic investments, net	23	(26)	(62)
Interest and other income, net	10	6	34
Loss before provision for (benefit from) income taxes	(279)	(706)	(855)
Provision for (benefit from) income taxes	(3)	(29)	233
Net loss	$ (276)	$ (677)	$(1,088)
Net loss per share:			
Basic and Diluted	$ (0.84)	$ (2.08)	$ (3.40)
Number of shares used in computation:			
Basic and Diluted	330	325	320

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

(In millions, share data in thousands)

	Common Stock		Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount				
Balances as of March 31, 2008	317,681	$ 3	$1,864	$ 1,888	$ 584	$ 4,339
Net loss	—	—	—	(1,088)	—	(1,088)
Change in unrealized losses on available-for-sale securities, net	—	—	—	—	(366)	(366)
Reclassification adjustment for losses realized on available-for-sale securities, net	—	—	—	—	55	55
Change in unrealized gains on derivative instruments, net	—	—	—	—	14	14
Reclassification adjustment for gains realized on derivative instruments, net	—	—	—	—	(10)	(10)
Foreign currency translation adjustments	—	—	—	—	(88)	(88)
Total comprehensive loss						(1,483)
Issuance of common stock	5,161	—	73	—	—	73
Stock-based compensation	—	—	203	—	—	203
Tax benefit from exercise of stock options	—	—	2	—	—	2
Balances as of March 31, 2009	322,842	3	2,142	800	189	3,134
Net loss	—	—	—	(677)	—	(677)
Change in unrealized losses on available-for-sale securities, net	—	—	—	—	(54)	(54)
Reclassification adjustment for losses realized on available-for-sale securities, net	—	—	—	—	21	21
Change in unrealized losses on derivative instruments, net	—	—	—	—	(2)	(2)
Reclassification adjustment for losses realized on derivative instruments, net	—	—	—	—	1	1
Foreign currency translation adjustments	—	—	—	—	73	73
Total comprehensive loss						(638)
Issuance of common stock	6,745	—	21	—	—	21
Stock-based compensation	—	—	187	—	—	187
Tax benefit from exercise of stock options	—	—	14	—	—	14
Equity consideration granted in connection with acquisition	—	—	11	—	—	11
Balances as of March 31, 2010	329,587	3	2,375	123	228	2,729
Net loss	—	—	—	(276)	—	(276)
Change in unrealized losses on available-for-sale securities, net	—	—	—	—	(4)	(4)
Reclassification adjustment for gains realizedon available-for-sale securities, net	—	—	—	—	(28)	(28)
Change in unrealized losses on derivative instruments, net	—	—	—	—	(7)	(7)
Reclassification adjustment for losses realized on derivative instruments, net	—	—	—	—	5	5
Foreign currency translation adjustments	—	—	—	—	25	25
Total comprehensive loss						(285)
Issuance of common stock	6,081	—	4	—	—	4
Repurchase and retirement of common stock	(3,104)	—	(58)	—	—	(58)
Stock-based compensation	—	—	176	—	—	176
Tax costs from exercise of stock options	—	—	(2)	—	—	(2)
Balances as of March 31, 2011	332,564	$ 3	$2,495	$ (153)	$ 219	$ 2,564

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended March 31, 2011	2010	2009
OPERATING ACTIVITIES			
Net loss	$ (276)	$ (677)	$(1,088)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation, amortization and accretion, net	180	192	198
Stock-based compensation	176	187	203
Other non-cash restructuring charges	1	39	25
Net losses (gains) on investments and sale of property and equipment	(25)	22	65
Acquisition-related contingent consideration	(17)	2	—
Goodwill impairment	—	—	368
Acquired in-process technology	—	—	3
Change in assets and liabilities:			
Receivables, net	(122)	(66)	221
Inventories	25	123	(49)
Other assets	5	18	52
Accounts payable	114	(57)	(26)
Accrued and other liabilities	(4)	(138)	(56)
Deferred income taxes, net	24	2	222
Deferred net revenue (packaged goods and digital content)	239	505	(126)
Net cash provided by operating activities	320	152	12
INVESTING ACTIVITIES			
Purchase of headquarters facilities	—	(233)	—
Capital expenditures	(59)	(72)	(115)
Proceeds from sale of marketable equity securities	132	17	—
Proceeds from maturities and sales of short-term investments	442	710	891
Purchase of short-term investments	(514)	(611)	(695)
Acquisition-related restricted cash	—	(100)	—
Acquisition of subsidiaries, net of cash acquired	(16)	(283)	(58)
Net cash provided by (used in) investing activities	(15)	(572)	23
FINANCING ACTIVITIES			
Proceeds from issuance of common stock	34	39	89
Excess tax benefit from stock-based compensation	1	14	2
Repurchase and retirement of common stock	(58)	—	—
Net cash provided by (used in) financing activities	(23)	53	91
Effect of foreign exchange on cash and cash equivalents	24	19	(58)
Increase (decrease) in cash and cash equivalents	306	(348)	68
Beginning cash and cash equivalents	1,273	1,621	1,553
Ending cash and cash equivalents	$1,579	$1,273	$ 1,621
Supplemental cash flow information:			
Cash paid (refunded) during the year for income taxes, net	$ 21	$ (34)	$ 25
Non-cash investing activities:			
Change in unrealized losses on avaliable-for-sale securities, net of taxes	$ (4)	$ (54)	$ (366)
Equity consideration granted in connection with acquisition	$ —	$ 11	$ —

See accompanying Notes to Consolidated Financial Statements.

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

We develop, market, publish and distribute game software and content that can be played by consumers on a variety of platforms, including video game consoles (such as the Sony PLAYSTATION 3, Microsoft Xbox 360 and Nintendo Wii), personal computers, mobile phones (such as the Apple iPhone and Google Android compatible phones), tablets and electronic readers (such as the Apple iPad and Amazon Kindle), the Internet, and handheld game players (such as the PlayStation Portable ("PSP") and the Nintendo DS and 3DS). Some of our games are based on content that we license from others (*e.g.*, FIFA, Madden NFL, Harry Potter, and Hasbro's toy and game intellectual properties), and some of our games are based on our own wholly-owned intellectual property (*e.g.*, The Sims, Need for Speed, and Dead Space). Our goal is to publish titles with global mass-market appeal, which often means translating and localizing them for sale in non-English speaking countries. In addition, we also attempt to create software game "franchises" that allow us to publish new titles on a recurring basis that are based on the same property. Examples of this franchise approach are the annual iterations of our sports-based products (*e.g.*, FIFA, Madden NFL, and NCAA Football), wholly-owned properties that can be successfully sequeled (*e.g.*, The Sims, Need for Speed, and Battlefield) and titles based on long-lived literary and/or movie properties (*e.g.*, Harry Potter).

A summary of our significant accounting policies applied in the preparation of our Consolidated Financial Statements follows:

Consolidation

The accompanying Consolidated Financial Statements include the accounts of Electronic Arts Inc. and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in the consolidation.

Fiscal Year

Our fiscal year is reported on a 52- or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal years ended March 31, 2011 and 2009 each contained 52 weeks and ended on April 2, 2011 and March 28, 2009, respectively. Our results of operations for the fiscal year ended March 31, 2010 contained 53 weeks and ended on April 3, 2010. For simplicity of disclosure, all fiscal periods are referred to as ending on a calendar month-end.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. Such estimates include sales returns and allowances, provisions for doubtful accounts, accrued liabilities, service period for deferred net revenue, income taxes, losses on royalty commitments, estimates regarding the recoverability of prepaid royalties, inventories, long-lived assets, assets acquired and liabilities assumed in business combinations, certain estimates related to the measurement and recognition of costs resulting from our share-based payment awards, deferred income tax assets and associated valuation allowance as well as estimates used in our goodwill, short-term investments, and marketable equity securities impairment tests. These estimates generally involve complex issues and require us to make judgments, involve analysis of historical and future trends, can require extended periods of time to resolve, and are subject to change from period to period. In all cases, actual results could differ materially from our estimates.

Cash, Cash Equivalents, Short-Term Investments and Marketable Equity Securities

Cash equivalents consist of highly liquid investments with insignificant interest rate risk and original or remaining maturities of three months or less at the time of purchase.

Short-term investments consist of securities with original or remaining maturities of greater than three months at the time of purchase and are accounted for as available-for-sale securities and are recorded at fair value. Short-term investments are available for use in current operations or other activities such as capital expenditures and business combinations.

Marketable equity securities consist of investments in common stocks of publicly traded companies and are accounted for as available-for-sale securities and are recorded at fair value.

Unrealized gains and losses on our short-term investments and marketable equity securities are recorded as a component of accumulated other comprehensive income in stockholders' equity, net of tax, until either (1) the security is sold, (2) the security has matured, or (3) we determine that the fair value of the security has declined below its adjusted cost basis and the decline is other-than-temporary. Realized gains and losses on our short-term investments and marketable equity securities are calculated based on the specific identification method and are reclassified from accumulated other comprehensive income to interest and other income, net, and gains (losses) on strategic investments, net, respectively. Determining whether the decline in fair value is other-than-temporary requires management judgment based on the specific facts and circumstances of each security. The ultimate value realized on these securities is subject to market price volatility until they are sold.

Our short-term investments and marketable equity securities are evaluated for impairment quarterly. We consider various factors in determining whether we should recognize an impairment charge, including the credit quality of the issuer, the duration that the fair value has been less than the adjusted cost basis, severity of the impairment, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, and our intent to sell and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, any contractual terms impacting the prepayment or settlement process, as well as if we would be required to sell an investment due to liquidity or contractual reasons before its anticipated recovery. If we conclude that an investment is other-than-temporarily impaired, we will recognize an impairment charge at that time in our Consolidated Statements of Operations.

Inventories

Inventories consist of materials (including manufacturing royalties paid to console manufacturers), labor and freight-in and are stated at the lower of cost (first-in, first-out method) or market value. We regularly review inventory quantities on-hand. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and market value, based upon assumptions about future demand that are inherently difficult to assess. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established basis.

Property and Equipment, Net

Property and equipment, net, are stated at cost. Depreciation is calculated using the straight-line method over the following useful lives:

Buildings	20 to 25 years
Computer equipment and software	3 to 5 years
Furniture and equipment	3 to 5 years
Leasehold improvements	Lesser of the lease term or the estimated useful lives of the improvements, generally 1 to 10 years

We capitalize costs associated with customized internal-use software systems that have reached the application development stage and meet recoverability tests. Such capitalized costs include external direct costs utilized in developing or obtaining the applications and payroll and payroll-related expenses for employees, who are directly associated with the development of the applications. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose. The net book value of capitalized costs associated with internal-use software was $50 million and $37 million as of March 31, 2011 and 2010, respectively, and are being depreciated on a straight-line basis over each asset's estimated useful life, which is generally three years.

Acquisition-Related Intangibles and Other Long-Lived Assets

We record acquisition-related intangible assets that have finite useful lives, such as developed and core technology, in connection with business combinations. We amortize the cost of acquisition-related intangible assets on a straight-line basis over the lesser of their estimated useful lives or the agreement terms, typically from two to fourteen years. We evaluate acquisition-related intangibles and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. This includes assumptions about future prospects for the business that the asset relates to and typically involves computations of the estimated future cash flows to be generated by these businesses. Based on these judgments and assumptions, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our Consolidated Balance Sheets to reflect its estimated fair value. Judgments and assumptions about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including but not limited to, significant negative industry or economic trends, significant changes in the manner of our use of the assets or the strategy of our overall business and significant under-performance relative to expected historical or projected future operating results. When we consider such assets to be impaired, the amount of impairment we recognize is measured by the amount by which the carrying amount of the asset exceeds its fair value. We recognized $14 million, $39 million and $25 million in impairment charges in fiscal years 2011, 2010 and 2009, respectively. The charges for fiscal years 2010 and 2009 are included in restructuring and other charges in our Consolidated Statements of Operations. The charges for fiscal year 2011 are included in restructuring and other charges and research and development in our Consolidated Statements of Operations.

Goodwill

We are required to perform a two-step approach for testing goodwill for impairment for each reporting unit annually, or whenever events or changes in circumstances indicate that fair value of a reporting unit is below its carrying amount. Our reporting units are determined by the components of our operating segments that constitute a business for which (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. The first step measures for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair value-based tests to the individual assets and liabilities within each reporting unit. The fair value of each reporting unit is estimated using a combination of the market approach, which utilizes comparable companies' data, and/or the income approach, which utilizes discounted cash flows..

During the fiscal years ended March 31, 2011 and 2010, we completed the first step of the annual goodwill impairment testing in the fourth quarter of each year and found no indicators of impairment of our recorded goodwill. We did not recognize an impairment charge on goodwill in fiscal years 2011 and 2010. Adverse economic conditions, including the decline in our market capitalization and our expected financial performance at the time, indicated that a potential impairment of goodwill existed during the fiscal year ended March 31, 2009. As a result, we performed goodwill impairment tests for our reporting units and determined that the fair value of our EA Mobile reporting unit fell below the carrying value of that reporting unit. As a result, we conducted the second step in the impairment testing and determined that the EA Mobile reporting unit's goodwill was impaired. The fair value of the EA Mobile reporting unit was determined using the income approach. Substantially all of our goodwill associated with our EA Mobile reporting unit was derived from our fiscal 2006 acquisition of JAMDAT Mobile Inc. During the fiscal year ended March 31, 2009, we recognized a goodwill impairment charge of $368 million related to our EA Mobile reporting unit. See Note 17 for information regarding our segment information.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes assessed by a government authority that are both imposed on and concurrent with specific revenue transactions between us and our customers are presented on a net basis in our Consolidated Statements of Operations.

Concentration of Credit Risk

We extend credit to various companies in the retail and mass merchandising industries. Collection of trade receivables may be affected by changes in economic or other industry conditions and may, accordingly, impact our overall credit risk. Although we generally do not require collateral, we perform ongoing credit evaluations of our customers and maintain reserves for potential credit losses. Invoices are aged based on contractual terms with our customers. The provision for doubtful accounts is recorded as a charge to operating expense when a potential loss is identified. Losses are written off against the allowance when the receivable is determined to be uncollectible.

Short-term investments are placed with high quality financial institutions or in short-duration, investment-grade securities. We limit the amount of credit exposure in any one financial institution or type of investment instrument.

Revenue Recognition

We evaluate revenue recognition based on the criteria set forth in FASB ASC 985-605, *Software: Revenue Recognition* and Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, as revised by SAB No. 104, *Revenue Recognition*. We evaluate and recognize revenue when all four of the following criteria are met:

- *Evidence of an arrangement*. Evidence of an agreement with the customer that reflects the terms and conditions to deliver products must be present.
- *Delivery*. Delivery is considered to occur when a product is shipped and the risk of loss and rewards of ownership have been transferred to the customer. For online game services, delivery is considered to occur as the service is provided. For digital downloads that do not have an online service component, delivery is generally considered to occur when the download is made available.
- *Fixed or determinable fee*. If a portion of the arrangement fee is not fixed or determinable, we recognize revenue as the amount becomes fixed or determinable.
- *Collection is deemed probable*. We conduct a credit review of each customer involved in a significant transaction to determine the creditworthiness of the customer. Collection is deemed probable if we expect the customer to be able to pay amounts under the arrangement as those amounts become due. If we determine that collection is not probable, we recognize revenue when collection becomes probable (generally upon cash collection).

Determining whether and when some of these criteria have been satisfied often involves assumptions and management judgments that can have a significant impact on the timing and amount of revenue we report in each period. For example, for multiple element arrangements, we must make assumptions and judgments in order to (1) determine whether and when each element has been delivered, (2) determine whether undelivered products or services are essential to the functionality of the delivered products and services, (3) determine whether vendor specific objective evidence ("VSOE") exists for each undelivered element, and (4) allocate the total price among the various elements we must deliver. Changes to any of these assumptions or management judgments, or changes to the elements in a software arrangement, could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Depending on the type of product, we may offer an online service that permits consumers to play against others via the Internet and/or receive additional updates or content from us. For those games that consumers can play via the Internet, we may provide a "matchmaking" service that permits consumers to connect with other consumers to play against each other online. In those situations where we do not require an additional fee for this online service, we account for the sale of the software product and the online service as a "bundled" sale, or multiple element arrangement, in which we sell both the software product and the online service for one combined price. We defer net revenue from sales of these games for which we do not have VSOE for the online service that we provided in connection with the sale, and recognize the revenue from these games over the estimated online service period, which is generally estimated to be six months beginning in the month after shipment. In addition, for some software products we also provide updates or additional content ("digital content") to be delivered via the Internet that can be used with the original software product. In many cases we separately sell digital content for an additional fee; however, some purchased digital content can only be accessed via the Internet (*i.e.*, the consumer never takes possession of the digital content). We account for online transactions in which the consumer does not take possession of the digital content as a service transaction and, accordingly, we recognize the associated revenue over the estimated service period. In other transactions, at the date we sell the software product we have an obligation to provide incremental unspecified digital content in the future without an additional fee. In these cases, we account for the sale of the software product as a multiple element arrangement and recognize the revenue on a straight-line basis over the estimated period of game play.

Determining whether a transaction constitutes an online service transaction or a digital content download of a product requires judgment and can be difficult. The accounting for these transactions is significantly different. Revenue from product downloads is generally recognized when the download is made available (assuming all other recognition criteria are met). Revenue from an online game service is recognized as the service is rendered. If the service period is not defined, we recognize the revenue over the estimated service period. Determining the estimated service period is inherently subjective and is subject to regular revision based on historical online usage. In addition, determining whether we have an implicit obligation to provide incremental unspecified future digital content without an additional fee can be difficult.

Product Revenue. Product revenue, including sales to resellers and distributors ("channel partners"), is recognized when the above criteria are met. We reduce product revenue for estimated future returns, price protection, and other offerings, which may occur with our customers and channel partners.

Shipping and Handling. We recognize amounts billed to customers for shipping and handling as revenue. Additionally, shipping and handling costs incurred by us are included in cost of goods sold.

Online Subscription Revenue. Online subscription revenue is derived principally from subscription revenue collected from customers for online play related to our massively multiplayer online games and Pogo-branded online games services. These customers generally pay on an annual basis or a month-to-month basis and prepaid subscription revenue is recognized ratably over the period for which the services are provided.

Software Licenses. We license software rights to manufacturers of products in related industries (for example, makers of personal computers or computer accessories) to include certain of our products with the manufacturer's product, or offer our products to consumers who have purchased the manufacturer's product. We call these combined products "OEM bundles." These OEM bundles generally require the customer to pay us an upfront nonrefundable fee, which represents the guaranteed minimum royalty amount. Revenue is generally recognized upon delivery of the product master or the first copy. Per-copy royalties on sales that exceed the minimum guarantee are recognized as earned.

Sales Returns and Allowances and Bad Debt Reserves

We estimate potential future product returns, price protection and stock-balancing programs related to product revenue. When evaluating the adequacy of sales returns and price protection allowances, we analyze historical returns, current sell-through of distributor and retailer inventory of our software products, current trends in retail and the video game industry, changes in customer demand and acceptance of our software products and other related factors. In addition, we monitor the volume of sales to our channel partners and their inventories, as substantial overstocking in the distribution channel could result in high returns or higher price protection costs in subsequent periods.

Similarly, significant judgment is required to estimate our allowance for doubtful accounts in any accounting period. We analyze customer concentrations, customer credit-worthiness, current economic trends, and historical experience when evaluating the adequacy of the allowance for doubtful accounts.

Royalties and Licenses

Royalty-based obligations with content licensors and distribution affiliates are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of goods sold generally at the greater of the contractual rate for contracts with guaranteed minimums, or an effective royalty rate based on the total projected net revenue. Significant judgment is required to estimate the effective royalty rate for a particular contract. Because the computation of effective royalty rates requires us to project future revenue, it is inherently subjective as our future revenue projections must anticipate a number of factors, including (1) the total number of titles subject to the contract, (2) the timing of the release of these titles, (3) the number of software units we expect to sell, which can be impacted by a number of variables, including product quality, the timing of the title's release and competition, and (4) future pricing. Determining the effective royalty rate for our titles is particularly challenging due to the inherent difficulty in predicting the popularity of entertainment products. Accordingly, if our future revenue projections change, our effective royalty rates would change, which could impact the amount and timing of royalty expense we recognize.

Each quarter, we evaluate the expected future realization of our royalty-based assets, as well as any unrecognized minimum commitments not yet paid to determine amounts we deem unlikely to be realized through product sales. Any impairments or losses determined before the launch of a product are charged to research and development expense. Impairments or losses determined post-launch are charged to cost of goods sold. We evaluate long-lived royalty-based assets for impairment generally using undiscounted cash flows when impairment indicators exist. Unrecognized minimum royalty-based commitments are accounted for as executory contracts and, therefore, any losses on these commitments are recognized when the underlying intellectual property is abandoned (*i.e.*, cease use) or the contractual rights to use the intellectual property are terminated.

Advertising Costs

We generally expense advertising costs as incurred, except for production costs associated with media campaigns, which are recognized as prepaid assets (to the extent paid in advance) and expensed at the first run of the advertisement. Cooperative advertising costs are recognized when incurred and are included in marketing and sales expense if there is a separate identifiable benefit for which we can reasonably estimate the fair value of the benefit identified. Otherwise, they are recognized as a reduction of revenue and are generally accrued when revenue is recognized. We then reimburse the channel partner when qualifying claims are submitted.

We are also reimbursed from our vendors for advertising costs, and such amounts are recognized as a reduction of marketing and sales expense if the advertising (1) is specific to the vendor, (2) represents an identifiable benefit to us, and (3) represents an incremental cost to us. Otherwise, vendor reimbursements are recognized as a reduction of cost of goods sold as the related revenue is recognized. Vendor reimbursements of advertising costs of $31 million, $39 million, and $31 million reduced marketing and sales expense for the fiscal years ended March 31, 2011, 2010 and 2009, respectively. For the fiscal years ended March 31, 2011, 2010 and 2009, advertising expense, net of vendor reimbursements, totaled approximately $312 million, $326 million, and $270 million, respectively.

Software Development Costs

Research and development costs, which consist primarily of software development costs, are expensed as incurred. We are required to capitalize software development costs incurred for computer software to be sold, leased or otherwise marketed after technological feasibility of the software is established or for development costs that have alternative future uses. Under our current practice of developing new products, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. The software development costs that have been capitalized to date have been insignificant.

Stock-Based Compensation

We are required to estimate the fair value of share-based payment awards on the date of grant. We recognize compensation costs for stock-based payment awards to employees based on the grant-date fair value using a straight-line approach over the service period for which such awards are expected to vest. The fair value of restricted stock units and restricted stock is determined based on the quoted market price of our common stock on the date of grant. The fair value of stock options and stock purchase rights granted pursuant to our equity incentive plans and our 2000 Employee Stock Purchase Plan ("ESPP"), respectively, is determined using the Black-Scholes valuation model. The determination of fair value is affected by our stock price, as well as assumptions regarding subjective and complex variables such as expected employee exercise behavior and our expected stock price volatility over the expected term of the award. Generally, our assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes. The key assumptions for the Black-Scholes valuation calculation are:

- *Risk-free interest rate.* The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant for the expected term of the option.
- *Expected volatility.* We use a combination of historical stock price volatility and implied volatility computed based on the price of options publicly traded on our common stock for our expected volatility assumption.
- *Expected term.* The expected term represents the weighted-average period the stock options are expected to remain outstanding. The expected term is determined based on historical exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior.
- *Expected dividends.*

Employee stock-based compensation expense is calculated based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates and an adjustment to stock-based compensation expense will be recognized at that time.

Changes to our assumptions used in the Black-Scholes option valuation calculation and our forfeiture rate, as well as future equity granted or assumed through acquisitions could significantly impact the compensation expense we recognize.

Foreign Currency Translation

For each of our foreign operating subsidiaries, the functional currency is generally its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using month-end exchange rates, and revenue and expenses are translated into U.S. dollars using average exchange rates. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders' equity.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Net foreign currency transaction gains (losses) of $12 million, $(19) million, and $(49) million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively, are included in interest and other income, net, in our Consolidated Statements of Operations.

Impact of Recently Issued Accounting Standards

In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements*. This guidance modifies the fair value requirements of FASB ASC subtopic 605-25, *Revenue Recognition-Multiple Element Arrangements*, by allowing the use of the "best estimate of selling price" in addition to vendor-specific objective evidence and third-party evidence for determining the selling price of a deliverable for non-software arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence, (b) third-party evidence, or (c) estimates. In addition, the residual method of allocating arrangement consideration is no longer permitted. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. We do not expect the adoption of ASU 2009-13 to have a material impact on our Consolidated Financial Statements.

In October 2009, the FASB issued ASU 2009-14, *Software (Topic 985): Certain Revenue Arrangements that Include Software Elements*. This guidance modifies the scope of FASB ASC subtopic 985-605, *Software-Revenue Recognition*, to exclude from its requirements non-software components of tangible products and software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010. We do not expect the adoption of ASU 2009-14 to have a material impact on our Consolidated Financial Statements.

(2) FAIR VALUE MEASUREMENTS

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the asset or liability. We measure certain financial and nonfinancial assets and liabilities at fair value on a recurring and nonrecurring basis.

Fair Value Hierarchy

The three levels of inputs that may be used to measure fair value are as follows:

- *Level 1.* Quoted prices in active markets for identical assets or liabilities.
- *Level 2.* Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.
- *Level 3.* Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2011 and 2010, our assets and liabilities that were measured and recorded at fair value on a recurring basis were as follows (in millions):

		Fair Value Measurements at Reporting Date Using			
	As of March 31, 2011	Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance Sheet Classification
Assets					
Money market funds	$ 774	$ 774	$ —	$ —	Cash equivalents
Available-for-sale securities:					
Corporate bonds	253	—	253	—	Short-term investments
Marketable equity securities	161	161	—	—	Marketable equity securities
U.S. Treasury securities	129	129	—	—	Short-term investments and cash equivalents
U.S. Agency securities	102	—	102	—	Short-term investments
Commercial paper	31	—	31	—	Short-term investments and cash equivalents
Deferred compensation plan assets[(a)]	12	12	—	—	Other assets
Total assets at fair value	$1,462	$1,076	$386	$ —	
Liabilities					
Contingent consideration[(b)]	$ 51	$ —	$ —	$ 51	Accrued and other current liabilities and other liabilities
Total liabilities at fair value	$ 51	$ —	$ —	$ 51	

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Contingent Consideration
Balance as of March 31, 2010	$ 65
Additions	3
Change in fair value[(c)]	(17)
Balance as of March 31, 2011	$ 51

	As of March 31, 2010	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance Sheet Classification
Assets					
Money market funds	$ 619	$ 619	$ —	$—	Cash equivalents
Available-for-sale securities:					
Marketable equity securities	291	291	—	—	Marketable equity securities
Corporate bonds	234	—	234	—	Short-term investments and cash equivalents
U.S. agency securities	118	—	118	—	Short-term investments and cash equivalents
U.S. Treasury securities	93	93	—	—	Short-term investments and cash equivalents
Commercial paper	12	—	12	—	Short-term investments and cash equivalents
Deferred compensation plan assets[(a)]	12	12	—	—	Other assets
Foreign currency derivatives	2	—	2	—	Other current assets
Total assets at fair value	$1,381	$1,015	$366	$—	
Liability					
Contingent consideration[(b)]	$ 65	$ —	$ —	$65	Accrued and other current liabilities and other liabilities
Total liability at fair value	$ 65	$ —	$ —	$65	

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3): Contingent Consideration
Balance as of March 31, 2009	$—
Additions	63
Change in fair value[(c)]	2
Balance as of March 31, 2010	$65

(a) The deferred compensation plan assets consist of various mutual funds.

(b) The contingent consideration represents the estimated fair value of the additional variable cash consideration payable in connection with our acquisitions of Playfish Limited ("Playfish") in fiscal year 2010 and Chillingo Limited ("Chillingo") in fiscal year 2011 that is contingent upon the achievement of certain performance milestones. We estimated the fair value using expected future cash flows over the period in which the obligations are expected to be settled, and applied a discount rate that appropriately captures a market participant's view of the risk associated with the obligations.

(c) The change in fair value is included in acquisition-related contingent consideration in our Consolidated Statements of Operations.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Our assets that were measured and recorded at fair value on a nonrecurring basis during the fiscal years ended March 31, 2011 and 2010, and the impairments on those assets were as follows (in millions):

	Net Carrying Value as of March 31, 2011	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Impairments for the Fiscal Year Ended March 31, 2011
Assets					
Royalty-based asset	$10	$—	$—	$10	$13
Total impairments recorded for non-recurring measurements on assets held as of March 31, 2011					$13

	Net Carrying Value as of March 31, 2010	(Level 1)	(Level 2)	(Level 3)	Total Impairments for the Fiscal Year Ended March 31, 2010
Assets					
Property and equipment, net[a]	$20	$—	$19	$ 4	$ 5
Acquisition-related intangibles	—	—	—	—	10
Abandoned rights to intellectual property	—	—	—	—	10
Total impairments for assets held as of March 31, 2010					25
Impairment on acquisition-related intangibles no longer held					1
Impairment on property and equipment no longer held					13
Total impairments recorded for non-recurring measurements					$39

(a) Our carrying value as of March 31, 2010, does not equal our fair value measurements at the time of the impairments due to the subsequent recognition of depreciation expense.

During fiscal year 2011, we became aware of facts and circumstances that indicated that the carrying value of one of our royalty-based assets was not recoverable. This impairment is included in research and development expenses on our Consolidated Statement of Operations.

In connection with our fiscal 2010 restructuring, certain of our property and equipment, acquisition-related intangibles, and abandoned rights to intellectual property were impaired during the fiscal year ended March 31, 2010 due to events and circumstances that indicated that the carrying values of the assets were not recoverable. These impairments are included in restructuring and other charges on our Consolidated Statements of Operations.

(3) FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

As of March 31, 2011 and 2010, our cash and cash equivalents were $1,579 million and $1,273 million, respectively. Cash equivalents were valued at their carrying amounts as they approximate fair value due to the short maturities of theses financial instruments.

Short-Term Investments

Short-term investments consisted of the following as of March 31, 2011 and 2010 (in millions):

	As of March 31, 2011				As of March 31, 2010			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate bonds	$252	$ 1	$—	$253	$231	$ 2	$—	$233
U.S. Treasury securities	124	—	—	124	83	—	—	83
U.S. agency securities	102	—	—	102	115	—	—	115
Commercial paper	18	—	—	18	1	—	—	1
Short-term investments	$496	$ 1	$—	$497	$430	$ 2	$—	$432

We evaluate our investments for impairment quarterly. Factors considered in the review of investments with an unrealized loss include the credit quality of the issuer, the duration that the fair value has been less than the adjusted cost basis, severity of the impairment, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, our intent to sell the investments, any contractual terms impacting the prepayment or settlement process, as well as if we would be required to sell an investment due to liquidity or contractual reasons before its anticipated recovery. Based on our review, we did not consider these investments to be other-than-temporarily impaired as of March 31, 2011 and 2010.

The following table summarizes the amortized cost and fair value of our short-term investments, classified by stated maturity as of March 31, 2011 and 2010 (in millions):

	As of March 31, 2011		As of March 31, 2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Short-term investments				
Due in 1 year or less	$214	$214	$165	$165
Due in 1-2 years	156	157	174	176
Due in 2-3 years	126	126	91	91
Short-term investments	$496	$497	$430	$432

Marketable Equity Securities

Our investments in marketable equity securities consist of investments in common stock of publicly traded companies and are accounted for as available-for-sale securities and are recorded at fair value. Unrealized gains and losses are recorded as a component of accumulated other comprehensive income in stockholders' equity, net of tax, until either the security is sold or we determine that the decline in the fair value of a security to a level below its adjusted cost basis is other-than-temporary. We evaluate these investments for impairment quarterly. If we conclude that an investment is other-than-temporarily impaired, we will recognize an impairment charge at that time in our Consolidated Statements of Operations.

Marketable equity securities consisted of the following as of March 31, 2011 and 2010 (in millions):

	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of March 31, 2011	$ 32	$129	$—	$161
As of March 31, 2010	$132	$159	$—	$291

In May 2007, we entered into a licensing agreement with, and made a strategic equity investment in The9 Limited, a leading online game operator in China. We purchased approximately 15 percent of the outstanding common shares (representing 15 percent of the voting rights at that time) of The9 for approximately $167 million. We began selling this investment in fiscal year 2010 and sold the remaining portion in fiscal year 2011. During the fiscal years ended March 31, 2011 and 2010, we received proceeds of $11 million and $17 million, respectively, from the sale of this investment and realized losses of $3 million and less than $1 million, respectively. The realized losses for the fiscal years ended March 31, 2011 and 2010 are included in gains (losses) on strategic investments, net, in our Consolidated Statements of Operations. We did not sell any of our marketable equity securities during the fiscal year ended March 31, 2009.

In April 2007, we expanded our commercial agreements with, and made strategic equity investments in, Neowiz Corporation and a related online gaming company, Neowiz Games. We refer to Neowiz Corporation and Neowiz Games collectively as "Neowiz." Based in Korea, Neowiz is an online media and gaming company with which we partnered in 2006 to launch *EA SPORTS FIFA Online* in Korea. We purchased 15 percent of the then-outstanding common shares (representing 15 percent of the voting rights at that time) of Neowiz Corporation and 15 percent of the then-outstanding common shares (representing 15 percent of the voting rights at the time) of Neowiz Games, for approximately $83 million. As discussed below, we also purchased preferred shares of Neowiz, which were classified as other assets on our Consolidated Balance Sheet as of March 31, 2010. During the fourth quarter of fiscal year 2011, we exercised our option to convert all of the preferred shares to common shares.

In February 2005, we purchased approximately 19.9 percent of the then-outstanding ordinary shares (representing approximately 18 percent of the voting rights at the time) of Ubisoft Entertainment ("Ubisoft") for $91 million. As of March 31, 2010, we owned approximately 15 percent of the outstanding shares of Ubisoft (representing approximately 13 percent of the voting rights). During the fiscal year ended March 31, 2011, we sold our investment in Ubisoft and received proceeds of $121 million and realized a gain of $28 million, net of costs to sell. The realized gain is included in gains (losses) on strategic investments, net, in our Consolidated Statements of Operations.

During the fiscal years 2011, 2010 and 2009, we recognized impairment charges of $2 million, $26 million, and $27 million, respectively, on our investment in The9. During fiscal year 2009, we recognized impairment charges of $30 million, on our Neowiz common shares. We did not recognize any impairment charges on our Neowiz common shares during the fiscal years ended March 31, 2011 and 2010. Due to various factors, including but not limited to, the extent and duration during which the market prices of these securities had been below adjusted cost and our intent to hold certain securities, we concluded the decline in values were other-than-temporary. In fiscal year 2009, we received a cash dividend of $5 million from The9, offsetting our $27 million impairment charge. The $2 million, $26 million, and $57 million impairments for the fiscal years ended March 31, 2011, 2010 and 2009, respectively, are included in gains (losses) on strategic investments, net, in our Consolidated Statements of Operations.

Other Investments Included in Other Assets

In April 2007, we purchased all of the then-outstanding non-voting preferred shares of Neowiz, whose common stock is publicly traded, for approximately $27 million and included it in other assets on our Consolidated Balance Sheet as of March 31, 2010. These investments were accounted for under the cost method. Under this method, the investments were recorded at cost until we determined that the fair value of the investment had fallen below its adjusted cost basis and such decline was other-than-temporary. When we conclude that an investment is

Annual Report

other-than-temporarily impaired, we will recognize an impairment charge at that time in our Consolidated Statements of Operations. The preferred shares became convertible at our option into approximately 4 percent of the outstanding voting common shares of Neowiz in April 2008. During the fourth quarter of fiscal year 2011, we exercised this option and converted all of the preferred shares to common shares as discussed above.

We evaluated these investments for impairment quarterly and during fiscal year 2009, we recognized an impairment charge of $10 million. Due to various factors, including but not limited to, the extent and duration during which the fair value had been below cost, we concluded the decline in value was other-than-temporary. The $10 million impairment is included in gains (losses) on strategic investments, net, in our Consolidated Statements of Operations. We did not recognize any impairment charges in fiscal years 2011 and 2010 on our other investments.

(4) DERIVATIVE FINANCIAL INSTRUMENTS

The assets or liabilities associated with our derivative instruments and hedging activities are recorded at fair value in other current assets or accrued and other current liabilities, respectively, on our Consolidated Balance Sheets. As discussed below, the accounting for gains and losses resulting from changes in fair value depends on the use of the derivative instrument and whether it is designated and qualifies for hedge accounting.

We transact business in various foreign currencies and have significant international sales and expenses denominated in foreign currencies, subjecting us to foreign currency risk. We purchase foreign currency option contracts, generally with maturities of 15 months or less, to reduce the volatility of cash flows primarily related to forecasted revenue and expenses denominated in certain foreign currencies. In addition, we utilize foreign currency forward contracts to mitigate foreign exchange rate risk associated with foreign-currency-denominated monetary assets and liabilities, primarily intercompany receivables and payables. The foreign currency forward contracts generally have a contractual term of approximately three months or less and are transacted near month-end. At each quarter-end, the fair value of the foreign currency forward contracts generally is not significant. We do not use foreign currency option or foreign currency forward contracts for speculative or trading purposes.

Cash Flow Hedging Activities

Our foreign currency option contracts are designated and qualify as cash flow hedges. The effectiveness of the cash flow hedge contracts, including time value, is assessed monthly using regression analysis, as well as other timing and probability criteria. To qualify for hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedges and must be highly effective in offsetting changes to future cash flows on hedged transactions. The effective portion of gains or losses resulting from changes in the fair value of these hedges is initially reported, net of tax, as a component of accumulated other comprehensive income in stockholders' equity. The gross amount of the effective portion of gains or losses resulting from changes in the fair value of these hedges is subsequently reclassified into net revenue or research and development expenses, as appropriate, in the period when the forecasted transaction is recognized in our Consolidated Statements of Operations. In the event that the gains or losses in accumulated other comprehensive income are deemed to be ineffective, the ineffective portion of gains or losses resulting from changes in fair value, if any, is reclassified to interest and other income, net, in our Consolidated Statements of Operations. In the event that the underlying forecasted transactions do not occur, or it becomes remote that they will occur, within the defined hedge period, the gains or losses on the related cash flow hedges are reclassified from accumulated other comprehensive income to interest and other income, net, in our Consolidated Statements of Operations. During the reporting periods, all forecasted transactions occurred and, therefore, there were no such gains or losses reclassified into interest and other income, net. As of March 31, 2011, we had foreign currency option contracts to purchase approximately $40 million in foreign currency and to sell approximately $10 million of foreign currency. All of the foreign currency option contracts outstanding as of March 31, 2011 will mature in the next 12 months. As of March 31, 2010, we had foreign currency option contracts to purchase approximately $18 million in foreign currency and to sell approximately $30 million of foreign currencies. As of March 31, 2011 and 2010, the fair value of these outstanding foreign currency option contracts was immaterial and are included in other current assets.

The effect of the gains and losses from our foreign currency option contracts in our Consolidated Statements of Operations for the fiscal years ended March 31, 2011 and 2010, was immaterial.

Balance Sheet Hedging Activities

Our foreign currency forward contracts are not designated as hedging instruments, and are accounted for as derivatives whereby the fair value of the contracts is reported as other current assets or accrued and other current liabilities on our Consolidated Balance Sheets, and gains and losses resulting from changes in the fair value are reported in interest and other income, net, in our Consolidated Statements of Operations. The gains and losses on these foreign currency forward contracts generally offset the gains and losses in the underlying foreign-currency-denominated monetary assets and liabilities, which are also reported in interest and other income, net, in our Consolidated Statements of Operations. As of March 31, 2011, we had foreign currency forward contracts to purchase and sell approximately $187 million in foreign currencies. Of this amount, $140 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $31 million to purchase foreign currency in exchange for U.S. dollars and $16 million to sell foreign currency in exchange for British pounds sterling. As of March 31, 2010, we had foreign currency forward contracts to purchase and sell approximately $431 million in foreign currencies. Of this amount, $293 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $127 million to purchase foreign currencies in exchange for U.S. dollars and $11 million to sell foreign currencies in exchange for British pounds sterling. The fair value of our foreign currency forward contracts was immaterial as of March 31, 2011 and 2010.

The effect of foreign currency forward contracts in our Consolidated Statements of Operations for the fiscal years ended March 31, 2011 and 2010, was as follows (in millions):

	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative Year Ended March 31, 2011	2010
Foreign currency forward contracts not designated as hedging instruments	Interest and other income, net	$(12)	$10


Annual Report

(5) BUSINESS COMBINATIONS

Fiscal Year 2011 Acquisition

In October 2010, we acquired all of the outstanding shares of Chillingo Limited in cash. Chillingo publishes games and software for various mobile platforms. In addition, we may be required to pay additional variable cash that is contingent upon the achievement of certain performance milestones through March 31, 2014. This acquisition did not have a significant impact on our Consolidated Financial Statements.

Fiscal Year 2010 Acquisitions

Playfish

In November 2009, we acquired all of the outstanding shares of Playfish for an aggregate purchase price of approximately $308 million in cash and equity. Playfish is a developer of free-to-play social games that can be played on social networking platforms. The following table summarizes the acquisition date fair value of the consideration transferred which consisted of the following (in millions):

Cash	$297
Equity	11
Total purchase price	$308

The equity included in the consideration above consisted of restricted stock and restricted stock units, using the quoted market price of our common stock on the date of grant.

In addition, we may be required to pay additional variable cash consideration that is contingent upon the achievement of certain performance milestones through December 31, 2011 and is limited to a maximum of $100 million based on tiered revenue targets. The estimated fair value of the contingent consideration arrangement at the acquisition date was $63 million. We estimated the fair value of the contingent consideration using probability assessments of expected future cash flows over the period in which the obligation is expected to be settled, and applied a discount rate that appropriately captures a market participant's view of the risk associated with the obligation.

The final allocation of the purchase price was based upon valuations for certain assets and was completed during the fourth quarter of fiscal year 2010. The following table summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition (in millions):

Current assets	$ 32
Deferred income taxes, net	20
Property and equipment, net	1
Goodwill	274
Finite-lived intangibles assets	53
Contingent consideration	(63)
Other liabilities	(9)
Total purchase price	$308

All of the goodwill was initially assigned to our Playfish operating segment, but subsequently a portion was re-allocated to other operating segments. None of the goodwill recognized upon acquisition is deductible for tax purposes. See Note 6 for additional information related to the changes in the carrying amount of goodwill and Note 17 for segment information.

The results of operations of Playfish and the estimated fair market values of the assets acquired and liabilities assumed have been included in our Consolidated Financial Statements since the date of acquisition.

Other acquisition-related intangibles acquired in this transaction are finite-lived and are being amortized on a straight-line basis over their estimated lives ranging from two to five years. The intangible assets as of the date of the acquisition include:

	Gross Carrying Amount (in millions)	Weighted-Average Useful Life (in years)
Registered user base	$33	2
Developed and core technology	13	5
Trade names and trademarks	4	5
Other intangibles	3	4
Total finite-lived intangibles	$53	3

Other Fiscal Year 2010 Acquisitions

During the fiscal year ended March 31, 2010, we completed three additional acquisitions that did not have a significant impact on our Consolidated Financial Statements.

(6) GOODWILL AND ACQUISITION-RELATED INTANGIBLES, NET

The changes in the carrying amount of goodwill are as follows (in millions):

	Label Segment	Other Segments	Total
As of March 31, 2010			
Goodwill	$672	$ 789	$1,461
Accumulated impairment	—	(368)	(368)
	672	421	1,093
Goodwill acquired	—	13	13
Reallocation	16	(16)	—
Effects of foreign currency translation	3	1	4
As of March 31, 2011			
Goodwill	691	787	1,478
Accumulated impairment	—	(368)	(368)
	$691	$ 419	$1,110

Purchased goodwill is not amortized, but rather subject to at least an annual assessment for impairment by applying a fair value-based test.

We are required to perform a two-step approach to testing goodwill for impairment for each reporting unit annually, or whenever events or changes in circumstances indicate the fair value of a reporting unit is below its carrying amount. Our reporting units are determined by the components of our operating segments that constitute a business for which (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. The first step measures for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair value-based tests to individual assets and liabilities within each reporting unit. The fair values of each reporting unit are estimated using a combination of the market approach, which utilizes comparable companies' data, and/or the income approach, which utilizes discounted cash flows.

During the fiscal years ended March 31, 2011 and 2010, we completed the first step of the annual goodwill impairment testing in the fourth quarter of each year and found no indicators of impairment of our recorded goodwill. We did not recognize an impairment charge on goodwill in fiscal years 2011 and 2010. Adverse economic conditions, including the decline in our market capitalization and our expected financial performance, indicated that a potential impairment of goodwill existed during the fiscal year ended March 31, 2009. As a result, we performed goodwill impairment tests for our reporting units and determined that the fair value of our EA Mobile reporting unit fell below the carrying value of that reporting unit. As a result, we conducted the second step in the impairment testing and determined that the EA Mobile reporting unit's goodwill was impaired. The fair value of the EA Mobile reporting unit was determined using the income approach. Substantially all of our goodwill associated with our EA Mobile reporting unit was derived from our fiscal 2006 acquisition of JAMDAT Mobile Inc. During the fiscal year ended March 31, 2009, we recognized a goodwill impairment charge of $368 million related to our EA Mobile reporting unit. See Note 17 for information regarding our segment information.

Acquisition-related intangible assets, net of accumulated amortization, as of March 31, 2011 and 2010, were $144 million and $204 million, respectively, and include costs for obtaining (1) developed and core technology, (2) trade names and trademarks, (3) carrier contracts and related, and (4) registered user base and other intangibles. Amortization of intangibles for fiscal years 2011, 2010 and 2009 was $69 million (of which $12 million was recognized in cost of goods sold), $63 million (of which $10 million was recognized in cost of goods sold) and $72 million (of which $14 million was recognized in cost of goods sold), respectively. Acquisition-related intangible assets are amortized using the straight-line method over the lesser of their estimated useful lives or the agreement terms, typically from two to fourteen years. As of March 31, 2011 and 2010, the weighted-average remaining useful life for acquisition-related intangible assets was approximately 5.1 years for each period.

Annual Report

Acquisition-related intangibles, consisted of the following (in millions):

	As of March 31, 2011			As of March 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Acquisition-Related Intangibles, Net	Gross Carrying Amount	Accumulated Amortization	Acquisition-Related Intangibles, Net
Developed and core technology	$259	$(180)	$ 79	$258	$(155)	$103
Trade names and trademarks	90	(70)	20	89	(57)	32
Registered user base and other intangibles	86	(64)	22	79	(39)	40
Carrier contracts and related	85	(62)	23	85	(56)	29
Total	$520	$(376)	$144	$511	$(307)	$204

As of March 31, 2011, future amortization of finite-lived intangibles that will be recorded in cost of goods sold and operating expenses is estimated as follows (in millions):

Fiscal Year Ending March 31,	
2012	$ 51
2013	28
2014	19
2015	15
2016	6
Thereafter	25
Total	$144

(7) RESTRUCTURING AND OTHER CHARGES

Restructuring and other restructuring plan-related information as of March 31, 2011 was as follows (in millions):

	Fiscal 2011 Restructuring		Fiscal 2010 Restructuring			Fiscal 2009 Restructuring			Other Restructurings and Reorganization			
	Work-force	Other	Work-force	Facilities-related	Other	Work-force	Facilities-related	Other	Work-force	Facilities-related	Other	Total
Balances as of March 31, 2008	$—	$ —	$ —	$—	$ —	$ —	$ —	$—	$ 1	$ 9	$ 4	$ 14
Charges to operations	—	—	—	—	—	32	7	2	4	23	12	80
Charges settled in cash	—	—	—	—	—	(24)	(1)	—	(5)	(3)	(13)	(46)
Charges settled in non-cash	—	—	—	—	—	—	(1)	(2)	—	(22)	—	(25)
Balances as of March 31, 2009	—	—	—	—	—	8	5	—	—	7	3	23
Charges to operations	—	—	62	22	32	1	13	—	—	3	7	140
Charges settled in cash	—	—	(29)	(2)	(1)	(9)	(11)	—	—	—	(10)	(62)
Charges settled in non-cash	—	—	(25)	(9)	(24)	—	(4)	—	—	(3)	—	(65)
Accrual reclassification	—	—	—	—	—	—	—	—	—	(7)	—	(7)
Balances as of March 31, 2010	—	—	8	11	7	—	3	—	—	—	—	29
Charges to operations	13	135	—	—	13	—	—	—	—	—	—	161
Charges settled in cash	(8)	(32)	(8)	(6)	(15)	—	(1)	—	—	—	—	(70)
Charges settled in non-cash	(2)	(2)	—	1	—	—	—	—	—	—	—	(3)
Balances as of March 31, 2011	$ 3	$101	$ —	$ 6	$ 5	$ —	$ 2	$—	$—	$ —	$ —	$117

Fiscal 2011 Restructuring

In fiscal year 2011, we announced a plan focused on the restructuring of certain licensing and developer agreements in an effort to improve the long-term profitability of our packaged goods business. Under this plan, we amended certain licensing and developer agreements. To a much lesser extent, as part of this restructuring we had workforce reductions and facilities closures through March 31, 2011. Substantially all of these exit activities were completed by March 31, 2011.

As part of our fiscal 2011 restructuring plan, we amended certain license agreements to terminate certain rights we previously had to use the licensors' intellectual property. However, under these agreements we continue to be obligated to pay the contractual minimum royalty-based commitments set forth in the original agreements. Accordingly, we recognized losses and impairments of $102 million representing (1) the net present value of the estimated payments related to terminating these rights and (2) writing down assets associated with these agreements to their approximate fair value. In addition, for one agreement, the actual amount of the loss is variable and subject to periodic adjustments as it is dependent upon the actual revenue we generate from the games. Because the loss for one agreement will be paid in installments through June 2016, our accrued loss was computed using the effective interest method. We currently estimate recognizing in future periods through June 2016, approximately $21 million for the accretion of interest expense related to this obligation. This interest expense will be included in restructuring and other charges in our Consolidated Statement of Operations.

In addition, for the development of certain games, we previously entered into publishing agreements with independent software developers. Under these agreements, we were obligated to pay the independent software developers a predetermined amount (a "Minimum Guarantee") upon delivery of a completed product. The independent software developers were thinly capitalized and they financed the development of products through bank borrowings. During fiscal year 2011, in order to more directly influence the development, product quality and product completion, we amended these agreements whereby we agreed to advance a portion of the Minimum Guarantee prior to completion of the product which were used by the independent software developers to repay their bank loans. In addition, we are now committed to advance the remaining portion of the Minimum Guarantee during the remaining development period. As a result, we have now assumed development risk of the products.

Because the independent software developers are thinly capitalized, our sole ability to recover the Minimum Guarantee is effectively through publishing the software product in development. We also have exclusive rights to exploit the software product once completed. Therefore, we concluded that the substance of the arrangement is the purchase of research and development that has no alternative future use and was expensed upon acquisition. Accordingly, we recognized a $31 million charge in our Consolidated Statement of Operations during the fiscal year ended March 31, 2011. In addition, we will recognize the remaining portion of the Minimum Guarantee to be advanced during the development period as research and development expense as the services are incurred.

Since the inception of the fiscal 2011 restructuring plan through March 31, 2011, we have incurred charges of $148 million, consisting of (1) $104 million related to the amendment of certain licensing agreements and other intangible asset impairment costs, (2) $31 million related to the amendment of certain developer agreements, and (3) $13 million in employee-related expenses. The $104 million restructuring accrual as of March 31, 2011 related to the fiscal 2011 restructuring is expected to be settled by June 2016. In fiscal year 2012, we anticipate incurring less than $10 million of restructuring and other charges related to the fiscal 2011 restructuring (primarily interest expense accretion).

Overall, including $148 million in charges incurred through March 31, 2011, we expect to incur total cash and non-cash charges between $170 million and $180 million by June 2016. These charges will consist primarily of (1) charges, including accretion of interest expense, related to the amendment of certain licensing and developer agreements and other intangible asset impairment costs (approximately $160 million) and (2) employee-related costs (approximately $15 million).

Fiscal 2010 Restructuring

In fiscal year 2010, we announced a restructuring plan to narrow our product portfolio to provide greater focus on titles with higher margin opportunities. Under this plan, we reduced our workforce by approximately 1,100 employees and have (1) consolidated or closed various facilities, (2) eliminated certain titles, and (3) incurred IT and other costs to assist in reorganizing certain activities. The majority of these exit activities were completed by March 31, 2010.

Since the inception of the fiscal 2010 restructuring plan through March 31, 2011, we have incurred charges of $129 million, consisting of (1) $62 million in employee-related expenses, (2) $45 million related to intangible asset impairment costs, abandoned rights to intellectual property, and other costs to assist in the reorganization of our business support functions, and (3) $22 million related to the closure of certain of our facilities. The $11 million restructuring accrual as of March 31, 2011 related to the fiscal 2010 restructuring is expected to be settled by September 2013. In fiscal year 2012, we anticipate incurring less than $10 million of restructuring charges related to the fiscal 2010 restructuring.

Overall, including charges incurred through March 31, 2011, we expect to incur total cash and non-cash charges of approximately $135 million by March 31, 2012. These charges consist primarily of (1) employee-related costs ($62 million), (2) intangible asset impairment costs, abandoned rights to intellectual property costs, and other costs to assist in the reorganization of our business support functions (approximately $50 million), (3) facilities exit costs ($22 million).

Fiscal 2009 Restructuring

In fiscal year 2009, we announced a cost reduction plan as a result of our performance combined with the economic environment. This plan included a narrowing of our product portfolio, a reduction in our worldwide workforce of approximately 11 percent, or 1,100 employees, the closure of 10 facilities, and reductions in other variable costs and capital expenditures.

Since the inception of the fiscal 2009 restructuring plan through March 31, 2011, we have incurred charges of $55 million, consisting of (1) $33 million in employee-related expenses, (2) $20 million related to the closure of certain of our facilities, and (3) $2 million related to asset impairments. We do not expect to incur any additional restructuring charges under this plan. The restructuring accrual of $2 million as of March 31, 2011 related to the fiscal 2009 restructuring is expected to be settled by September 2016.

Other Restructurings and Reorganization

We also engaged in various other restructurings and a reorganization based on management decisions made prior to April 1, 2008. From April 1, 2008 through March 31, 2011, $31 million in cash has been paid out under these restructuring plans. $7 million of the accrual as of March 31, 2009 was reclassified during the three months ended June 30, 2009, from accrued and other current liabilities to other liabilities on our Consolidated Balance Sheet. We do not expect to incur any additional charges under these plans.

(8) ROYALTIES AND LICENSES

Our royalty expenses consist of payments to (1) content licensors, (2) independent software developers, and (3) co-publishing and distribution affiliates. License royalties consist of payments made to celebrities, professional sports organizations, movie studios and other organizations for our use of their trademarks, copyrights, personal publicity rights, content and/or other intellectual property. Royalty payments to independent software developers are payments for the development of intellectual property related to our games. Co-publishing and distribution royalties are payments made to third parties for the delivery of products.

Royalty-based obligations with content licensors and distribution affiliates are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of goods sold generally at the greater of the contractual rate for contracts with guaranteed minimums, or an effective royalty rate based on the total projected net revenue. Prepayments made to thinly capitalized independent software developers and co-publishing affiliates are generally made in connection with the development of a particular product and, therefore, we are generally subject to development risk prior to the release of the product. Accordingly, payments that are due prior to completion of a product are generally expensed to research and development over the development period as the services are incurred. Payments due after completion of the product (primarily royalty-based in nature) are generally expensed as cost of goods sold.

Our contracts with some licensors include minimum guaranteed royalty payments, which are initially recorded as an asset and as a liability at the contractual amount when no performance remains with the licensor. When performance remains with the licensor, we record guarantee payments as an asset when actually paid and as a liability when incurred, rather than recording the asset and liability upon execution of the contract. Royalty liabilities are classified as current liabilities to the extent such royalty payments are contractually due within the next 12 months.

Each quarter, we also evaluate the expected future realization of our royalty-based assets, as well as any unrecognized minimum commitments not yet paid to determine amounts we deem unlikely to be realized through product sales. Any impairments or losses determined before the launch of a product are charged to research and development expense. Impairments or losses determined post-launch are charged to cost of goods sold. We evaluate long-lived royalty-based assets for impairment generally using undiscounted cash flows when impairment indicators exist. Unrecognized minimum royalty-based commitments are accounted for as executory contracts and, therefore, any losses on these commitments are recognized when the underlying intellectual property is abandoned (*i.e.*, cease use) or the contractual rights to use the intellectual property are terminated. During fiscal year 2011, we recognized losses of $85 million, inclusive of $75 million related to the fiscal 2011 restructuring, on previously unrecognized minimum royalty-based commitments. In addition, we recognized impairment charges of $40 million, inclusive of $27 million related to the fiscal 2011 restructuring, on royalty-based assets. During fiscal year 2010, we recognized impairment charges of $10 million, inclusive of $9 million related to the fiscal 2010 restructuring, on royalty-based assets. During fiscal year 2009, we recognized losses of $43 million on previously unrecognized minimum royalty-based commitments. The losses in fiscal year 2009 primarily related to an amendment of a licensor agreement in which we terminated certain rights we previously had to use the licensor's intellectual property. The losses and impairment charges related to restructuring and other restructuring plan-related activities are presented in Note 7 of the Notes to Consolidated Financial Statements.

The current and long-term portions of prepaid royalties and minimum guaranteed royalty-related assets, included in other current assets and other assets, consisted of (in millions):

	As of March 31,	
	2011	2010
Other current assets	$ 89	$ 66
Other assets	22	36
Royalty-related assets	$111	$102

At any given time, depending on the timing of our payments to our co-publishing and/or distribution affiliates, content licensors and/or independent software developers, we recognize unpaid royalty amounts owed to these parties as accrued liabilities. The current and long-term portions of accrued royalties, included in accrued and other current liabilities and other liabilities, consisted of (in millions):

	As of March 31,	
	2011	2010
Accrued and other current liabilities	$136	$144
Other liabilities	61	—
Royalty-related liabilities	$197	$144

As of March 31, 2011, $101 million of restructuring accruals related to the fiscal 2011 restructuring plan is included in royalty-related liabilities in the table above. See Note 7 for details of restructuring and other restructuring plan-related activities and Note 9 for the details of our accrued and other current liabilities.

In addition, as of March 31, 2011, we were committed to pay approximately $1,217 million to content licensors, independent software developers, and co-publishing and/or distribution affiliates, but performance remained with the counterparty (*i.e.*, delivery of the product or content or other factors) and such commitments were therefore not recorded in our Consolidated Financial Statements.

(9) BALANCE SHEET DETAILS

Inventories

Inventories as of March 31, 2011 and 2010 consisted of (in millions):

	As of March 31,	
	2011	2010
Raw materials and work in process	$ 8	$ 10
Finished goods	69	90
Inventories	$77	$100

Property and Equipment, Net

Property and equipment, net, as of March 31, 2011 and 2010 consisted of (in millions):

	As of March 31,	
	2011	2010
Computer equipment and software	$ 504	$ 480
Buildings	355	347
Leasehold improvements	105	99
Office equipment, furniture and fixtures	67	71
Land	66	65
Warehouse equipment and other	10	10
Construction in progress	20	13
	1,127	1,085
Less accumulated depreciation	(614)	(548)
Property and equipment, net	$ 513	$ 537

Depreciation expense associated with property and equipment was $104 million, $123 million and $117 million for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

On July 13, 2009, we purchased our Redwood Shores headquarters facilities comprised of approximately 660,000 square feet concurrent with the expiration and extinguishment of the lessor's financing agreements. These facilities were subject to lease obligations, which expired in July 2009, and had previously been accounted for as operating leases. The total amount paid under the terms of the leases was $247 million, of which $233 million related to the purchase price of the facilities and $14 million was for the loss on our lease obligation. This $14 million loss is included in general and administrative expense in our Consolidated Statements of Operations for the fiscal year ended March 31, 2010. Subsequent to our purchase, we classified the facilities on our Consolidated Balance Sheet as property and equipment, net, and depreciate the facilities acquired, excluding land, on a straight-line basis over the estimated useful lives.

Acquisition-Related Restricted Cash Included in Other Current Assets and Other Assets

In connection with our acquisition of Playfish in fiscal year 2010, we deposited $100 million into an escrow account to pay the former shareholders of Playfish in the event certain performance milestones through December 31, 2011 are achieved. Through fiscal year 2011, no distributions were made from the restricted cash amount. As this deposit is restricted in nature, it is excluded from cash and cash equivalents. As of March 31, 2011 and 2010, the estimated short-term portion of $100 million and $39 million, respectively, is included in other current assets on our Consolidated Balance Sheets. As of March 31, 2010, the estimated long-term portion of $61 million is included in other assets. There is no estimated long-term portion as of March 31, 2011.

Accrued and Other Current Liabilities

Accrued and other current liabilities as of March 31, 2011 and 2010 consisted of (in millions):

	As of March 31,	
	2011	2010
Other accrued expenses	$359	$293
Accrued compensation and benefits	232	177
Accrued royalties	96	144
Deferred net revenue (other)	81	103
Accrued and other current liabilities	$768	$717

Deferred net revenue (other) includes the deferral of subscription revenue, deferrals related to our Switzerland distribution business, advertising revenue, licensing arrangements and other revenue for which revenue recognition criteria has not been met.

Annual Report

Deferred Net Revenue (Packaged Goods and Digital Content)

Deferred net revenue (packaged goods and digital content) was $1,005 million and $766 million as of March 31, 2011 and 2010, respectively. Deferred net revenue (packaged goods and digital content) includes the unrecognized revenue from (1) bundled sales of certain online-enabled packaged goods and digital content for which either we do not have vendor-specific objective evidence of fair value ("VSOE") for the online service that we provide in connection with the sale of the software or we have an obligation to provide future incremental unspecified digital content, (2) certain packaged goods sales of massively-multiplayer online role-playing games, and (3) sales of certain incremental content associated with our core subscription services that can only be played online, which are types of "micro-transactions." We recognize revenue from sales of online-enabled packaged goods and digital content for which (1) we do not have VSOE for the online service that we provided in connection with the sale and (2) we have an obligation to deliver incremental unspecified digital content in the future without an additional fee on a straight-line basis generally over an estimated six-month period beginning in the month after shipment. However, we expense the cost of goods sold related to these transactions during the period in which the product is delivered (rather than on a deferred basis).

(10) INCOME TAXES

The components of our loss before provision for (benefit from) income taxes for the fiscal years ended March 31, 2011, 2010 and 2009 are as follows (in millions):

	Year Ended March 31,		
	2011	2010	2009
Domestic	$(189)	$(501)	$(670)
Foreign	(90)	(205)	(185)
Loss before provision for (benefit from) income taxes	$(279)	$(706)	$(855)

Provision for (benefit from) income taxes for the fiscal years ended March 31, 2011, 2010 and 2009 consisted of (in millions):

	Current	Deferred	Total
Year Ended March 31, 2011			
Federal	$(23)	$ 2	$(21)
State	(6)	3	(3)
Foreign	23	(2)	21
	$ (6)	$ 3	$ (3)
Year Ended March 31, 2010			
Federal	$ (8)	$(57)	$(65)
State	2	(4)	(2)
Foreign	27	11	38
	$ 21	$(50)	$(29)
Year Ended March 31, 2009			
Federal	$(15)	$161	$146
State	(2)	76	74
Foreign	26	(13)	13
	$ 9	$224	$233

The differences between the statutory tax benefit rate and our effective tax expense (benefit) rate, expressed as a percentage of loss before provision for (benefit from) income taxes, for the fiscal years ended March 31, 2011, 2010 and 2009 were as follows:

	Year Ended March 31,		
	2011	2010	2009
Statutory federal benefit rate	(35.0%)	(35.0%)	(35.0%)
State taxes, net of federal benefit	(5.8%)	(3.4%)	(2.1%)
Differences between statutory rate and foreign effective tax rate	12.3%	4.2%	2.6%
Valuation allowance	23.7%	17.2%	42.8%
Research and development credits	(2.4%)	(1.1%)	(1.6%)
Non-deductible acquisition-related costs and tax expense from integration restructurings	—	8.2%	—
Non-deductible goodwill impairment	—	—	13.6%
Differences between book and tax gain or loss on strategic investments	(8.6%)	—	2.6%
Loss on facility impairment	—	—	0.6%
Non-deductible stock-based compensation	12.1%	5.0%	3.7%
Other	2.6%	0.8%	—
Effective tax expense (benefit) rate	(1.1%)	(4.1%)	27.2%

Undistributed earnings of our foreign subsidiaries amounted to approximately $1,318 million as of March 31, 2011. Those earnings are considered to be indefinitely reinvested and, accordingly, no U.S. income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. It is not practicable to determine the income tax liability that might be incurred if these earnings were to be distributed.

The components of net deferred tax assets, as of March 31, 2011 and 2010 consisted of (in millions):

	As of March 31,	
	2011	2010
Deferred tax assets:		
Accruals, reserves and other expenses	$ 178	$ 141
Tax credit carryforwards	181	188
Stock-based compensation	66	81
Amortization	12	16
Net operating loss & capital loss carryforwards	234	233
Total	671	659
Valuation allowance	(515)	(466)
Deferred tax assets, net of valuation allowance	156	193
Deferred tax liabilities:		
Depreciation	(7)	(19)
State effect on federal taxes	(56)	(50)
Unrealized gain on marketable equity securities	(3)	(19)
Prepaids and other liabilities	(27)	(13)
Total	(93)	(101)
Deferred tax assets, net of valuation allowance and deferred tax liabilities	$ 63	$ 92

The valuation allowance increased by $49 million in fiscal year 2011, primarily due to the increase in deferred tax assets for U.S. tax losses and tax credits that are not currently considered to be more likely than not to be realized.

As of March 31, 2011, we have federal net operating loss ("NOL") carry forwards of approximately $518 million of which approximately $150 million is attributable to various acquired companies. These acquired net operating loss carry forwards are subject to an annual limitation under Internal Revenue Code Section 382. The federal NOL, if not fully realized, will begin to expire 2028. Furthermore, we have state net loss carry forwards of approximately $735 million of which approximately $118 million is attributable to various acquired companies. The state NOL, if not fully realized, will begin to expire 2016. We also have U.S. federal, California and Canada tax credit carry forwards of $83 million, $95 million and $35 million, respectively. The U.S. federal tax credit carry forwards will begin to expire in 2016. The California and Canada tax credit carry forwards can be carried forward indefinitely.

The total unrecognized tax benefits as of March 31, 2011 and 2010 were $273 million and $278 million, respectively. Of these amounts, $37 million and $35 million of liabilities would be offset by prior cash deposits to tax authorities for issues pending resolution as of March 31, 2011 and 2010, respectively. A reconciliation of the beginning and ending balance of unrecognized tax benefits is summarized as follows (in millions):

Balance as of March 31, 2009	$278
Increases in unrecognized tax benefits related to prior year tax positions	10
Decreases in unrecognized tax benefits related to prior year tax positions	(8)
Increases in unrecognized tax benefits related to current year tax positions	69
Decreases in unrecognized tax benefits related to settlements with taxing authorities	(45)
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations	(31)
Changes in unrecognized tax benefits due to foreign currency translation	5
Balance as of March 31, 2010	278
Increases in unrecognized tax benefits related to prior year tax positions	9
Decreases in unrecognized tax benefits related to prior year tax positions	(41)
Increases in unrecognized tax benefits related to current year tax positions	46
Decreases in unrecognized tax benefits related to settlements with taxing authorities	(14)
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations	(12)
Changes in unrecognized tax benefits due to foreign currency translation	7
Balance as of March 31, 2011	$273

During the fiscal year ended March 31, 2011 we reached a final settlement with the Internal Revenue Service ("IRS") for the fiscal years 2000 through 2005. As a result, we recorded approximately $22 million of previously unrecognized tax benefits and reduced our accrual for interest by approximately $10 million.

During the fiscal year ended March 31, 2010, we reached a final settlement with the IRS for the fiscal years 1997 through 1999. As a result, we recognized a tax benefit of approximately $6 million due to a reduction in our accrual for interest and penalties. We also recognized approximately $21 million of previously unrecognized tax benefits and reduced our accrual for interest and penalties by approximately $12 million due to the expiration of statutes of limitation in the United Kingdom.

A portion of our unrecognized tax benefits will affect our effective tax rate if they are recognized upon favorable resolution of the uncertain tax positions. As of March 31, 2011, approximately $137 million of the unrecognized tax benefits would affect our effective tax rate and approximately $123 million would result in corresponding adjustments to the deferred tax valuation allowance. As of March 31, 2010, approximately $130 million of the unrecognized tax benefits would affect our effective tax rate and approximately $132 million would result in adjustments to deferred tax valuation allowance.

Interest and penalties related to estimated obligations for tax positions taken in our tax returns are recognized in income tax expense in our Consolidated Statements of Operations. The combined amount of accrued interest and penalties related to tax positions taken on our tax returns and included in non-current other liabilities was approximately $24 million as of March 31, 2011, as compared to $39 million as of March 31, 2010. Accrued interest expense related to estimated obligations for unrecognized tax benefits decreased by approximately $15 million during fiscal year 2011. There is no material change in accrued penalties during fiscal year 2011.

We file income tax returns in the United States, including various state and local jurisdictions. Our subsidiaries file tax returns in various foreign jurisdictions, including Canada, France, Germany, Switzerland and the United Kingdom. The IRS has completed its examination of our federal income tax returns through fiscal year 2005, and is currently examining our fiscal years 2006, 2007 and 2008 tax returns. We are also currently under income tax examination in Canada for fiscal years 2004 and 2005, and in France for fiscal years 2006 through 2008. We remain subject to income tax examination for several other jurisdictions including Canada for fiscal years after 2001, in France for fiscal years after 2008, in Germany for fiscal years after 2007, in the United Kingdom for fiscal years after 2009, and in Switzerland for fiscal years after 2007.

On January 18, 2011, we received a Corporation Notice of Reassessment (the "Notice") from the Canada Revenue Agency ("CRA") claiming that we owe additional taxes, plus interest and penalties, for the 2004 and 2005 tax years. The incremental tax liability asserted by the CRA is $44 million, excluding interest and penalties. The Notice primarily relates to transfer pricing in connection with the reimbursement of costs for services rendered to our U.S. parent company by one of our subsidiaries in Canada. We do not agree with the CRA's position and we have filed a Notice of Objection with the appeals department of the CRA. We do not believe the CRA's position has merit and accordingly, we have not adjusted our liability for uncertain tax positions as a result of the Notice. If, upon resolution, we are required to pay an amount in excess of our liability for uncertain tax positions for this matter, the incremental amounts due would result in additional charges to income tax expense. In determining such charges, we would consider whether any correlative relief should be included in the form of additional tax deductions in the U.S should we decide to seek such relief.

The timing of the resolution of income tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Although potential resolution of uncertain tax positions involve multiple tax periods and jurisdictions, it is reasonably possible that a reduction of up to $60 million of unrecognized tax benefits may occur within the next 12 months, some of which, depending on the nature of the settlement or expiration of statutes of limitations, may affect the Company's income tax provision and therefore benefit the resulting effective tax rate. The actual amount could vary significantly depending on the ultimate timing and nature of any settlements.

(11) COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of March 31, 2011, we leased certain of our current facilities, furniture and equipment under non-cancelable operating lease agreements. We were required to pay property taxes, insurance and normal maintenance costs for certain of these facilities and any increases over the base year of these expenses on the remainder of our facilities. See Note 9 regarding the purchase of our Redwood Shores headquarters facilities on July 13, 2009.

Development, Celebrity, League and Content Licenses: Payments and Commitments

The products we produce in our studios are designed and created by our employee designers, artists, software programmers and by non-employee software developers ("independent artists" or "third-party developers"). We typically advance development funds to the independent artists and third-party developers during development of our games, usually in installment payments made upon the completion of specified development milestones. Contractually, these payments are generally considered advances against subsequent royalties on the sales of the products. These terms are set forth in written agreements entered into with the independent artists and third-party developers.

In addition, we have certain celebrity, league and content license contracts that contain minimum guarantee payments and marketing commitments that may not be dependent on any deliverables. Celebrities and organizations with whom we have contracts include: FIFA, FIFPRO Foundation, FAPL (Football Association Premier League Limited), and DFL Deutsche Fußball Liga GmbH (German Soccer League) (professional soccer); National Basketball Association (professional basketball); PGA TOUR and Tiger Woods (professional golf); National Hockey League and NHL Players' Association (professional hockey); Warner Bros. (Harry Potter); National Football League Properties, PLAYERS Inc., and Red Bear Inc. (professional football);

Collegiate Licensing Company (collegiate football); ESPN (content in EA SPORTS games); Hasbro, Inc. (most of Hasbro's toy and game intellectual properties); LucasArts and Lucas Licensing (Star Wars: The Old Republic), and the Estate of Robert Ludlum (Robert Ludlum novels and films). These developer and content license commitments represent the sum of (1) the cash payments due under non-royalty-bearing licenses and services agreements and (2) the minimum guaranteed payments and advances against royalties due under royalty-bearing licenses and services agreements, the majority of which are conditional upon performance by the counterparty. These minimum guarantee payments and any related marketing commitments are included in the table below.

The following table summarizes our unrecognized minimum contractual obligations as of March 31, 2011 (in millions):

Fiscal Year Ending March 31,	Contractual Obligations				
	Leases[a]	Developer/ Licensor Commitments	Marketing	Other Purchase Obligations	Total
2012	$ 44	$ 331	$ 90	$ 8	$ 473
2013	36	199	37	3	275
2014	26	124	66	3	219
2015	21	114	32	2	169
2016	15	83	33	—	131
Thereafter	9	366	95	—	470
Total	$151	$1,217	$353	$16	$1,737

(a) Lease commitments have not been reduced by minimum sub-lease rentals for unutilized office space resulting from our reorganization activities of approximately $12 million due in the future under non-cancelable sub-leases.

The amounts represented in the table above reflect our unrecognized minimum cash obligations for the respective fiscal years, but do not necessarily represent the periods in which they will be recognized and expensed in our Consolidated Financial Statements. In addition, the amounts in the table above are presented based on the dates the amounts are contractually due; however, certain payment obligations may be accelerated depending on the performance of our operating results.

In addition to what is included in the table above as of March 31, 2011, we had a liability for unrecognized tax benefits and an accrual for the payment of related interest totaling $238 million, of which approximately $37 million is offset by prior cash deposits to tax authorities for issues pending resolution. For the remaining liability, we are unable to make a reasonably reliable estimate of when cash settlement with a taxing authority will occur.

In addition to what is included in the table above as of March 31, 2011, in connection with our acquisitions, we may be required to pay an additional $110 million of cash consideration through March 31, 2014, that is contingent upon the achievement of certain performance milestones. As of March 31, 2011, we have accrued $51 million of contingent consideration on our Consolidated Balance Sheet.

Total rent expense for all operating leases was $96 million, $91 million and $98 million, for the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

Legal Proceedings

We are subject to claims and litigation arising in the ordinary course of business. We do not believe that any liability from any reasonably foreseeable disposition of such claims and litigation, individually or in the aggregate, would have a material adverse effect on our Consolidated Financial Statements.

(12) PREFERRED STOCK

As of March 31, 2011 and 2010, we had 10,000,000 shares of preferred stock authorized but unissued. The rights, preferences, and restrictions of the preferred stock may be designated by our Board of Directors without further action by our stockholders.

(13) STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

Valuation Assumptions

We are required to estimate the fair value of share-based payment awards on the date of grant. We recognize compensation costs for stock-based payment awards to employees based on the grant-date fair value using a straight-line approach over the service period for which such awards are expected to vest. The fair value of restricted stock units and restricted stock is determined based on the quoted market price of our common stock on the date of grant. The fair value of stock options and stock purchase rights granted pursuant to our equity incentive plans and our 2000 Employee Stock Purchase Plan ("ESPP"), respectively, is determined using the Black-Scholes valuation model. The fair value of our stock options is based on the multiple-award valuation method. The determination of the fair value of stock options and ESPP is affected by our stock price, as well as assumptions regarding subjective and complex variables such as expected employee exercise behavior and our expected stock price volatility over the expected term of the award. Generally, our assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes. The key assumptions for the Black-Scholes valuation calculation are:

- *Risk-free interest rate*. The risk-free interest rate is based on U.S. Treasury yields in effect at the time of grant for the expected term of the option.
- *Expected volatility*. For our expected volatility assumption we use a combination of historical stock price volatility and implied volatility based on the price of options publicly traded on our common stock.
- *Expected term*. The expected term represents the weighted-average period the stock options are expected to remain outstanding. The expected term is determined based on historical exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior.
- *Expected dividends*.

The estimated assumptions used in the Black-Scholes valuation model to value our stock option grants and ESPP were as follows:

	Stock Option Grants			ESPP		
	Year Ended March 31,			Year Ended March 31,		
	2011	2010	2009	2011	2010	2009
Risk-free interest rate	0.3 - 2.6%	1.4 - 3.1%	1.0 - 3.8%	0.2 - 0.3%	0.2 - 0.4%	0.5 - 2.1%
Expected volatility	39 - 45%	40 - 48%	32 - 53%	34 - 38%	35 - 57%	35 - 75%
Weighted-average volatility	42%	45%	42%	36%	39%	66%
Expected term	4.2 years	4.2 years	4.3 years	6-12 months	6-12 months	6-12 months
Expected dividends	None	None	None	None	None	None

Stock-Based Compensation Expense

Employee stock-based compensation expense recognized during the fiscal years ended March 31, 2011, 2010 and 2009 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. In subsequent periods, if actual forfeitures differ from those estimates, an adjustment to stock-based compensation expense will be recognized at that time.

Annual Report

The following table summarizes stock-based compensation expense resulting from stock options, restricted stock, restricted stock units and the ESPP included in our Consolidated Statements of Operations (in millions):

	Year Ended March 31,		
	2011	2010	2009
Cost of goods sold	$ 2	$ 2	$ 2
Marketing and sales	21	16	20
General and administrative	40	33	47
Research and development	111	110	134
Restructuring and other charges	2	26	—
Stock-based compensation expense	$176	$187	$203

During the fiscal years ended March 31, 2011, 2010 and 2009, we did not recognize any provision for or benefit from income taxes related to our stock-based compensation expense.

As of March 31, 2011, our total unrecognized compensation cost related to stock options was $36 million and is expected to be recognized over a weighted-average service period of 1.5 years. As of March 31, 2011, our total unrecognized compensation cost related to restricted stock, restricted stock units and notes payable in shares of common stock (collectively referred to as "restricted stock rights") was $255 million and is expected to be recognized over a weighted-average service period of 1.9 years. Of the $255 million of unrecognized compensation cost noted above, $24 million relates to performance-based restricted stock units for which we ceased recognizing stock-based compensation expense during fiscal year 2010 because we determined that the performance attainment was neither probable nor improbable of achievement.

For the fiscal year ended March 31, 2011, we recognized $2 million of tax costs from the exercise of stock options, net of $3 million of deferred tax write-offs; of this amount $1 million of excess tax benefit related to stock-based compensation was reported in the financing activities on our Consolidated Statements of Cash Flows. For the fiscal year ended March 31, 2010, we recognized $14 million of tax benefits from the exercise of stock options for which we did not have any deferred tax asset write-offs; all of which represented excess tax benefits related to stock-based compensation and was reported in financing activities. For the fiscal year ended March 31, 2009, we recognized $2 million of tax benefits from the exercise of stock options for which we did not have any deferred tax asset write-offs; all of which represented excess tax benefits related to stock-based compensation and was reported in financing activities.

Summary of Plans and Plan Activity

Equity Incentive Plans

Our 2000 Equity Incentive Plan (the "Equity Plan") allows us to grant options to purchase our common stock and to grant restricted stock, restricted stock units and stock appreciation rights to our employees, officers and directors. Pursuant to the Equity Plan, incentive stock options may be granted to employees and officers and non-qualified options may be granted to employees, officers and directors, at not less than 100 percent of the fair market value on the date of grant.

We also have options and restricted stock units outstanding that were granted under the VG Holding Corp. 2005 Stock Incentive Plan (the "VGH 2005 Plan"), which we assumed in connection with our acquisition of VGH.

In connection with our acquisition of VGH, we also established the 2007 Electronic Arts VGH Acquisition Inducement Award Plan (the "VGH Inducement Plan"), which allowed us to grant restricted stock units to service providers, who were employees of VGH or a subsidiary of VGH immediately prior to the consummation of the acquisition and who became employees of EA following the acquisition. The restricted stock units granted under the VGH Inducement Plan vest pursuant to either (1) time-based vesting schedules over a period of up to four years or (2) the achievement of pre-determined performance-based milestones, and in all cases are subject to earlier vesting in the event we terminate a recipient's employment without "cause" or the recipient terminates employment for "good reason." We do not intend to grant any further awards under the VGH Inducement Plan.

In addition, in connection with our acquisition of VGH, in exchange for outstanding stock options and restricted stock, we granted service-based non-interest bearing notes payable solely in shares of our common stock to certain employees of VGH, who became employees of EA following the acquisition. These notes payable vest over a period of four years, subject to earlier vesting in the event we terminate a recipient's employment without "cause" or the recipient terminates employment for "good reason."

Options granted under the Equity Plan generally expire ten years from the date of grant and are generally exercisable as to 24 percent of the shares after 12 months, and then ratably over the following 38 months. The material terms of options granted under the VGH 2005 Plan are similar to our Equity Plan.

Stock Options

The following table summarizes our stock option activity for the fiscal year ended March 31, 2011:

	Options (in thousands)	Weighted-Average Exercise Prices	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of March 31, 2010	16,131	$30.28		
Granted	174	17.23		
Exercised	(341)	16.14		
Forfeited, cancelled or expired	(3,065)	26.45		
Outstanding as of March 31, 2011	12,899	31.39		
Vested and expected to vest	12,670	$31.54	5.2	$9
Exercisable	9,481	$34.52	4.3	$4

As of March 31, 2011, the weighted-average contractual term for our stock options outstanding was 5.3 years and the aggregate intrinsic value of our stock options outstanding was $9 million. The aggregate intrinsic value represents the total pre-tax intrinsic value based on our closing stock price as of March 31, 2011, which would have been received by the option holders had all the option holders exercised their options as of that date. The weighted-average grant date fair values of stock options granted during fiscal years 2011, 2010 and 2009 were $6.03, $7.81 and $10.28, respectively. The total intrinsic values of stock options exercised during fiscal years 2011, 2010 and 2009 were $1 million, $3 million and $46 million, respectively. The total estimated fair values (determined as of the grant date) of stock options vested during fiscal years 2011, 2010 and 2009 were $24 million, $26 million and $83 million, respectively. We issue new common stock from our authorized shares upon the exercise of stock options.

A total of 16.9 million options, or 11.8 million restricted stock units, were available for grant under our Equity Plan as of March 31, 2011.

The following table summarizes outstanding and exercisable stock options as of March 31, 2011:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number of Shares (in thousands)	Weighted-Average Remaining Contractual Term (in years)	Weighted-Average Exercise Prices	Potential Dilution	Number of Shares (in thousands)	Weighted-Average Exercise Prices	Potential Dilution
$0.65 - $19.99	3,477	7.57	$17.06	1.0%	1,618	$16.95	0.5%
20.00 - 39.99	5,479	4.21	24.45	1.7%	4,353	25.31	1.3%
40.00 - 59.99	3,206	5.07	51.15	1.0%	2,773	51.23	0.8%
60.00 - 65.93	737	2.97	64.68	0.2%	737	64.68	0.2%
$0.65 - $65.93	12,899	5.26	31.39	3.9%	9,481	34.52	2.8%

Potential dilution is computed by dividing the options in the related range of exercise prices by 333 million shares of common stock, which were issued and outstanding as of March 31, 2011.

At our Annual Meeting of Stockholders, held on August 5, 2010, our stockholders approved amendments to the Equity Plan to (1) increase the number of shares authorized for issuance under the Equity Plan by 5.3 million shares and (2) remove the provision that provides for automatic grants to our non-employee directors upon appointment to the Board of Directors and annually upon re-election.

Restricted Stock Rights

We grant restricted stock rights under our Equity Plan to employees worldwide (except in certain countries where doing so is not feasible due to local legal requirements). Restricted stock units entitle holders to receive shares of common stock at the end of a specified period of time. Upon vesting, the equivalent number of common shares is typically issued net of required tax withholdings, if any. Restricted stock is issued and outstanding upon grant; however, restricted stock award holders are restricted from selling the shares until they vest. Upon granting or vesting of restricted stock, as the case may be, we will typically withhold shares to satisfy tax withholding requirements. Restricted stock rights are subject to forfeiture and transfer restrictions. Vesting for restricted stock rights is based on the holders' continued employment with us. If the vesting conditions are not met, unvested restricted stock rights will be forfeited. Generally, our restricted stock rights vest according to one of the following vesting schedules:

- Three-year vesting with 33.33 percent cliff vesting at the end of each of the first and second years, and 33.34 percent cliff vesting at the end of the third year;
- Four-year vesting with 25 percent cliff vesting at the end of each year;
- Three-year vesting with 25 percent cliff vesting at the end of each of the first and second years, and 50 percent cliff vesting at the end of the third year;
- 26 month vesting with 50 percent cliff vesting at the end of 13 months and 50 percent cliff vesting at the end of 26 months; or
- 100 percent after one year.

Each restricted stock right granted reduces the number of shares available for grant by 1.43 shares under our Equity Plan. The following table summarizes our restricted stock rights activity, excluding performance-based restricted stock unit activity which is discussed below, for the fiscal year ended March 31, 2011:

	Restricted Stock Rights (in thousands)	Weighted-Average Grant Date Fair Values
Balance as of March 31, 2010	14,300	$24.45
Granted	8,090	17.38
Vested	(6,520)	21.81
Forfeited or cancelled	(1,899)	21.32
Balance as of March 31, 2011	13,971	22.01

The weighted-average grant date fair value of restricted stock rights is based on the quoted market price of our common stock on the date of grant. The weighted-average grant date fair values of restricted stock rights granted during fiscal years 2011, 2010 and 2009 were $17.38, $18.10 and $32.42, respectively. The total grant date fair values of restricted stock rights that vested during fiscal years 2011, 2010 and 2009 were $142 million, $129 million and $90 million, respectively.

Performance-Based Restricted Stock Units

Our performance-based restricted stock units vest contingent upon the achievement of pre-determined performance-based milestones. If these performance-based milestones are not met, the restricted stock units will not vest, in which case, any compensation expense we have recognized to date will be reversed.

The following table summarizes our performance-based restricted stock unit activity for the fiscal year ended March 31, 2011:

	Performance-Based Restricted Stock Units (in thousands)	Weighted-Average Grant Date Fair Values
Balance as of March 31, 2010	2,326	$49.04
Granted	120	15.39
Forfeited or cancelled	(453)	49.11
Balance as of March 31, 2011	1,993	47.00

The weighted-average grant date fair value of performance-based restricted stock units is based on the quoted market price of our common stock on the date of grant. The weighted-average grant date fair values of performance-based restricted stock units granted during fiscal years 2011, 2010 and 2009 were $15.39, $20.93 and $46.05, respectively. The total grant date fair values of performance-based restricted stock units that vested during fiscal years 2010 and 2009 were $5 million and $3 million, respectively. No performance-based restricted stock units vested during fiscal year 2011.

ESPP

Pursuant to our ESPP, eligible employees may authorize payroll deductions of between 2 percent and 10 percent of their compensation to purchase shares at 85 percent of the lower of the market price of our common stock on the date of commencement of the offering or on the last day of each six-month purchase period.

At our Annual Meeting of Stockholders, held on August 5, 2010, our stockholders approved amendments to the ESPP to increase the number of shares authorized under the ESPP by 2 million shares. As of March 31, 2011, we had 5 million shares of common stock reserved for future issuance under the ESPP.

During fiscal year 2011, we issued approximately 2.2 million shares under the ESPP with exercise prices for purchase rights ranging from $12.95 to $12.99. During fiscal years 2011, 2010 and 2009, the estimated weighted-average fair values of purchase rights were $4.67, $6.50 and $13.04, respectively.

We issue new common stock out of the ESPP's pool of authorized shares. The fair values above were estimated on the date of grant using the Black-Scholes option-pricing model assumptions.

Deferred Compensation Plan

We have a Deferred Compensation Plan ("DCP") for the benefit of a select group of management or highly compensated employees and Directors, which is unfunded and intended to be a plan that is not qualified within the meaning section 401(a) of the Internal Revenue Code. The DCP permits the deferral of the annual base salary and/or Director fees up to a maximum amount. The deferrals are held in a separate trust, which has been established by us to administer the DCP. The trust is a grantor trust and the specific terms of the trust agreement provide that the assets of the trust are available to satisfy the claims of general creditors in the event of our insolvency. The assets held by the trust are classified as trading securities and are held at fair value on our Consolidated Balance Sheets. The assets and liabilities of the DCP are presented in other assets and other liabilities on our Consolidated Balance Sheets, respectively, with changes in the fair value of the assets and in the deferred compensation liability recognized as compensation expense. As of March 31, 2011 and 2010, the estimated fair value of the assets was $12 million in each period. As of March 31, 2011 and 2010, $13 million and $12 million, respectively, was recorded to recognize undistributed deferred compensation due to employees.

401(k) Plan and Registered Retirement Savings Plan

We have a 401(k) plan covering substantially all of our U.S. employees, and a Registered Retirement Savings Plan covering substantially all of our Canadian employees. These plans permit us to make discretionary contributions to employees' accounts based on our financial performance. We contributed an aggregate of $9 million, $10 million and $7 million to these plans in fiscal years 2011, 2010 and 2009, respectively.

Stock Repurchase Program

On February 1, 2011, our Board of Directors authorized a program to repurchase up to $600 million of our common stock over the next 18 months. The timing and actual amount of the stock repurchases will depend on several factors including price, capital availability, regulatory requirements, alternative investment opportunities and other market conditions. We are not obligated to repurchase any specific number of shares under the program and the repurchase program may be modified, suspended or discontinued at any time. During fiscal year 2011, we repurchased and retired approximately 3 million shares of our common stock for approximately $58 million, net of commissions.

(14) COMPREHENSIVE INCOME

We classify items of other comprehensive income (loss) by their nature in a financial statement and display the accumulated other comprehensive income balance separately from retained earnings (accumulated deficit) and paid-in capital in the equity section of our balance sheets. Accumulated other comprehensive income primarily includes foreign currency translation adjustments and the net of tax amounts for unrealized gains (losses) on available-for-sale securities and derivative instruments designated as cash flow hedges. Foreign currency translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

The change in the components of accumulated other comprehensive income, net of related immaterial taxes, is summarized as follows (in millions):

	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Available-for-sale Securities	Unrealized Gains (Losses) on Derivative Instruments	Accumulated Other Comprehensive Income
Balances as of March 31, 2008	$ 85	$ 502	$ (3)	$ 584
Other comprehensive income (loss)	(88)	(311)	4	(395)
Balances as of March 31, 2009	(3)	191	1	189
Other comprehensive income (loss)	73	(33)	(1)	39
Balances as of March 31, 2010	70	158	—	228
Other comprehensive income (loss)	25	(32)	(2)	(9)
Balances as of March 31, 2011	$ 95	$ 126	$ (2)	$ 219

(15) INTEREST AND OTHER INCOME, NET

Interest and other income, net, for the fiscal years ended March 31, 2011, 2010 and 2009 consisted of (in millions):

	Year Ended March 31,		
	2011	2010	2009
Interest income, net	$ 8	$ 10	$ 48
Net gain (loss) on foreign currency transactions	12	(19)	(49)
Net gain (loss) on foreign currency forward contracts	(12)	10	34
Other income, net	2	5	1
Interest and other income, net	$ 10	$ 6	$ 34

(16) NET LOSS PER SHARE

Basic earnings per share is computed as net loss divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur from common shares issuable through stock-based compensation plans including stock options, restricted stock, restricted stock units, and common stock through the ESPP using the treasury stock method.

As a result of our net loss for the fiscal years ended March 31, 2011, 2010 and 2009, we have excluded certain equity-based instruments from the diluted loss per share calculation as their inclusion would have had an antidilutive effect. Had we reported net income for these periods, an additional 4 million shares, 2 million shares and 4 million shares of common stock, respectively, would have been included in the number of shares used to calculate diluted earnings per share. For the fiscal years ended March 31, 2011, 2010 and 2009, options to purchase, restricted stock units and restricted stock to be released in the amount of 17 million shares, 32 million shares and 28 million shares of common stock, respectively, were excluded from the computation of diluted shares as their inclusion would have had an antidilutive effect. For fiscal years 2011, 2010 and 2009, the weighted-average exercise prices of these shares were $25.36, $32.89 and $44.59 per share, respectively.

(17) SEGMENT INFORMATION

Our reporting segments are based upon: our internal organizational structure; the manner in which our operations are managed; the criteria used by our Chief Executive Officer, our Chief Operating Decision Maker ("CODM"), to evaluate segment performance; the availability of separate financial information; and overall materiality considerations.

Our business is currently organized around three operating labels, EA Games, EA SPORTS and EA Play, as well as EA Interactive. Our CODM regularly receives separate financial information for distinct businesses within the EA Interactive organization, including EA Mobile, the combined results of Pogo and Playfish, and Hasbro. Accordingly, in assessing performance and allocating resources, our CODM reviews the results of our three Labels, as well as the operating segments in EA Interactive, including EA Mobile, the combined results of Pogo and Playfish, and Hasbro. Due to their similar economic characteristics, products, and distribution methods, EA Games, EA SPORTS, EA Play, and Hasbro's results are aggregated into one Reportable Segment (the "Label segment") as shown below. The remaining operating segments' results are not material for separate disclosure and are included in the reconciliation of Label segment profit to our consolidated operating loss below. In addition to assessing performance and allocating resources based on our operating segments as described herein, to a lesser degree, our CODM also reviews results based on geographic performance.

The following table summarizes the financial performance of the Label segment and a reconciliation of the Label segment's profit to our consolidated operating loss for the fiscal years ended March 31, 2011, 2010 and 2009 (in millions):

	Year Ended March 31,		
	2011	2010	2009
Label segment:			
Net revenue before revenue deferral	$ 3,326	$ 3,692	$ 3,746
Depreciation and amortization	(42)	(53)	(67)
Other expenses	(2,508)	(2,929)	(3,284)
Label segment profit	776	710	395
Reconciliation to consolidated operating loss:			
Other:			
Revenue deferral	(2,769)	(2,358)	(1,077)
Recognition of revenue deferral	2,530	1,853	1,203
Other net revenue	502	467	340
Depreciation and amortization	(131)	(133)	(121)
Other expenses	(1,220)	(1,225)	(1,567)
Consolidated operating loss	$ (312)	$ (686)	$ (827)

Label segment profit differs from consolidated operating loss primarily due to the exclusion of (1) certain corporate and other functional costs that are not allocated to the Labels, (2) the deferral of certain net revenue related to online-enabled packaged goods and digital content (see Note 9 of the Notes to Consolidated Financial Statements), and (3) the results of EA Mobile, the combined results of Pogo and Playfish, and our Switzerland distribution revenue that has not been allocated to the Labels. Our CODM reviews assets on a consolidated basis and not on a segment basis.

Information about our total net revenue by platform for the fiscal years ended March 31, 2011, 2010 and 2009 is presented below (in millions):

	Year Ended March 31,		
	2011	2010	2009
Consoles			
Xbox 360	$1,055	$ 868	$1,005
PLAYSTATION 3	1,000	771	776
Wii	266	570	583
PlayStation 2	64	133	405
Total consoles	2,385	2,342	2,769
PC	669	687	712
Mobile and handhelds			
Mobile	230	212	189
Nintendo DS	96	135	222
PSP	74	125	174
Total mobile and handhelds	400	472	585
Other	135	153	146
Total net revenue	$3,589	$3,654	$4,212

Information about our operations in North America, Europe and Asia as of and for the fiscal years ended March 31, 2011, 2010 and 2009 is presented below (in millions):

	Year Ended March 31,		
	2011	2010	2009
Net revenue from unaffiliated customers			
North America	$1,836	$2,025	$2,412
Europe	1,563	1,433	1,589
Asia	190	196	211
Total	$3,589	$3,654	$4,212

	As of March 31,	
	2011	2010
Long-lived assets		
North America	$1,286	$1,357
Europe	447	440
Asia	34	37
Total	$1,767	$1,834

Our North America net revenue was primarily generated in the United States.

Our direct sales to GameStop Corp. represented approximately 16 percent, 16 percent, and 14 percent of total net revenue in the fiscal years ended March 31, 2011, 2010, and 2009 respectively. Our direct sales to Wal-Mart Stores, Inc. represented approximately 10 percent, 12 percent, and 14 percent of total net revenue in the fiscal years ended March 31, 2011, 2010 and 2009, respectively.

(18) QUARTERLY FINANCIAL AND MARKET INFORMATION (UNAUDITED)

(In millions, except per share data)	Quarter Ended June 30	September 30	December 31	March 31	Year Ended
Fiscal 2011 Consolidated					
Net revenue	$ 815	$ 631	$1,053	$1,090	$3,589
Gross profit	593	268	467	762	2,090
Operating income (loss)	98	(252)	(303)	145	(312)
Net income (loss)	96[a]	(201)[b]	(322)[c]	151[d]	(276)
Common Stock					
Net income (loss) per share—Basic and Diluted	$ 0.29	$ (0.61)	$ (0.97)	$ 0.45	$ (0.84)
Common stock price per share					
High	$20.24	$17.53	$18.06	$20.20	$20.24
Low	$14.06	$14.32	$14.67	$14.80	$14.06
Fiscal 2010 Consolidated					
Net revenue	$ 644	$ 788	$1,243	$ 979	$3,654
Gross profit	323	195	589	681	1,788
Operating income (loss)	(245)	(417)	(107)	83	(686)
Net income (loss)	(234)[e]	(391)[f]	(82)[g]	30[h]	(677)
Common Stock					
Net income (loss) per share—Basic and Diluted	$ (0.72)	$ (1.21)	$ (0.25)	$ 0.09	$ (2.08)
Common stock price per share					
High	$23.76	$22.14	$21.05	$18.99	$23.76
Low	$17.48	$17.68	$15.86	$15.70	$15.70

(a) Net income includes losses on strategic investments of $5 million, $2 million of acquisition-related contingent consideration, and restructuring charges of $2 million, all of which are pre-tax amounts.

(b) Net loss includes restructuring charges of $6 million, $(1) million on licensed intellectual property commitment (COGS), a $(28) million gain on strategic investments, net, and $(28) million of acquisition-related contingent consideration, all of which are pre-tax amounts.

(c) Net loss includes restructuring and other charges of $154 million and acquisition-related contingent consideration of $1 million, both of which are pre-tax amounts.

(d) Net income includes $8 million of acquisition-related contingent consideration and restructuring and other charges of $(1) million, both of which are pre-tax amounts.

(e) Net loss includes losses on strategic investments of $16 million and restructuring charges of $14 million, both of which are pre-tax amounts.

(f) Net loss includes a loss on lease obligation (G&A) of $14 million, losses on strategic investments of $8 million, restructuring charges of $6 million, and $(2) million on licensed intellectual property commitment (COGS), all of which are pre-tax amounts.

(g) Net loss includes restructuring charges of $100 million and losses on strategic investments of $1 million, both of which are pre-tax amounts.

(h) Net income includes restructuring charges of $20 million, $2 million of acquisition-related contingent consideration, $(1) million on licensed intellectual property commitment (COGS), and a $1 million loss on strategic investments, all of which are pre-tax amounts.

Our common stock is traded on the NASDAQ Global Select Market under the symbol "ERTS". The prices for the common stock in the table above represent the high and low sales prices as reported on the NASDAQ Global Select Market.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Electronic Arts Inc.:

We have audited the accompanying consolidated balance sheets of Electronic Arts Inc. and subsidiaries (the Company) as of April 2, 2011 and April 3, 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended April 2, 2011. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronic Arts Inc. and subsidiaries as of April 2, 2011 and April 3, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended April 2, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Electronic Arts Inc.'s internal control over financial reporting as of April 2, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 24, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Mountain View, California
May 24, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Electronic Arts Inc.:

We have audited Electronic Arts Inc.'s (the Company) internal control over financial reporting as of April 2, 2011, based on criteria established in *Internal Control —Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Electronic Arts Inc. maintained, in all material respects, effective internal control over financial reporting as of April 2, 2011, based on criteria established in *Internal Control —Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Electronic Arts Inc. and subsidiaries as of April 2, 2011 and April 3, 2010, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the three-year period ended April 2, 2011. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule. Our report dated May 24, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Mountain View, California
May 24, 2011

Item 9: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A: *Controls and Procedures*

Definition and Limitations of Disclosure Controls

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluates these controls and procedures on an ongoing basis.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error, the circumvention or overriding of the controls and procedures and reasonable resource constraints. In addition, because we have designed our system of controls based on certain assumptions, which we believe are reasonable, about the likelihood of future events, our system of controls may not achieve its desired purpose under all possible future conditions. Accordingly, our disclosure controls and procedures provide reasonable assurance, but not absolute assurance, of achieving their objectives.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures, believe that as of the end of the period covered by this report, our disclosure controls and procedures were effective in providing the requisite reasonable assurance that material information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding the required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our internal control over financial reporting is designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. There are inherent limitations to the effectiveness of any system of internal control over financial reporting. These limitations include the possibility of human error, the circumvention or overriding of the system and reasonable resource constraints. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recently completed fiscal year. In making its assessment, management used the criteria set forth in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management believes that, as of the end of our most recently completed fiscal year, our internal control over financial reporting was effective.

KPMG LLP, our independent registered public accounting firm, has issued an auditors' report on the effectiveness of our internal control over financial reporting. That report appears on page 102.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with our evaluation that occurred during the fiscal year ended March 31, 2011 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B: *Other Information*

None.

PART III

Item 10: ***Directors, Executive Officers and Corporate Governance***

The information required by Item 10 is incorporated herein by reference to the information to be included in our Proxy Statement for our 2011 Annual Meeting of Stockholders (the "Proxy Statement") other than the information regarding executive officers, which is included in Item 1 of this report. The information regarding Section 16 compliance is incorporated herein by reference to the information to be included in the Proxy Statement.

Item 11: ***Executive Compensation***

The information required by Item 11 is incorporated herein by reference to the information to be included in the Proxy Statement, other than the "Executive Compensation and Leadership Committee Report on Executive Compensation," which shall not be deemed to be incorporated by reference herein.

Item 12: ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by Item 12 is incorporated herein by reference to the information to be included in the Proxy Statement.

Item 13: ***Certain Relationships and Related Transactions, and Director Independence***

The information required by Item 13 is incorporated herein by reference to the information to be included in the Proxy Statement.

Item 14: ***Principal Accounting Fees and Services***

The information required by Item 14 is incorporated herein by reference to the information to be included in the Proxy Statement.

PART IV

Item 15: ***Exhibits, Financial Statement Schedules***

(a) Documents filed as part of this report

1. Financial Statements: See Index to Consolidated Financial Statements under Item 8 on Page 58 of this report.
2. Financial Statement Schedule: See Schedule II on Page 107 of this report.
3. Exhibits: The exhibits listed in the accompanying index to exhibits on Page 108 are filed or incorporated by reference as part of this report.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRONIC ARTS INC.

By: /s/ John S. Riccitiello

John S. Riccitiello,
Chief Executive Officer

Date: May 24, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated and on the 24th of May 2011.

Name	Title
/s/ John S. Riccitiello John S. Riccitiello	Chief Executive Officer
/s/ Eric F. Brown Eric F. Brown	Executive Vice President, Chief Financial Officer
/s/ Kenneth A. Barker Kenneth A. Barker	Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)
Directors:	
/s/ Lawrence F. Probst III Lawrence F. Probst III	Chairman of the Board
/s/ Leonard S. Coleman Leonard S. Coleman	Director
/s/ Jeffrey T. Huber Jeffrey T. Huber	Director
/s/ Geraldine B. Laybourne Geraldine B. Laybourne	Director
/s/ Gregory B. Maffei Gregory B. Maffei	Director
/s/ Vivek Paul Vivek Paul	Director
/s/ John S. Riccitiello John S. Riccitiello	Director
/s/ Richard A. Simonson Richard A. Simonson	Director
/s/ Linda J. Srere Linda J. Srere	Director
/s/ Luis A. Ubiñas Luis A. Ubiñas	Director

ELECTRONIC ARTS INC. AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Years Ended March 31, 2011, 2010 and 2009
(In millions)

Allowance for Doubtful Accounts, Price Protection and Returns	Balance at Beginning of Period	Charged to Revenue, Costs and Expenses	Charged (Credited) to Other Accounts[(a)]	Deductions[(b)]	Balance at End of Period
Year Ended March 31, 2011	$217	$565	$ 18	$496	$304
Year Ended March 31, 2010	$217	$515	$—	$515	$217
Year Ended March 31, 2009	$238	$543	$ (28)	$536	$217

(a) Primarily other reclassification adjustments and the translation effect of using the average exchange rate for expense items and the year-end exchange rate for the balance sheet item (allowance account).

(b) Primarily the utilization of returns allowance and price protection reserves.

ELECTRONIC ARTS INC.

2011 FORM 10-K ANNUAL REPORT

EXHIBIT INDEX

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
2.01	Agreement for the Sale and Purchase of Playfish Limited, dated as of November 9, 2009.	8-K	000-17948	11/09/2009	
3.01	Amended and Restated Certificate of Incorporation of Electronic Arts Inc.	10-Q	000-17948	11/03/2004	
3.02	Amended and Restated Bylaws.	8-K	000-17948	05/11/2009	
4.01	Specimen Certificate of Registrant's Common Stock.	10-K	000-17948	05/22/2009	
10.01*	Registrant's 1991 Stock Option Plan and related documents as amended.	S-8	333-84215	07/30/1999	
10.02*	Registrant's 1998 Directors' Stock Option Plan and related documents, as amended.	S-8	333-84215	07/30/1999	
10.03*	Electronic Arts Inc. Executive Bonus Plan.	8-K	000-17948	07/27/2007	
10.04*	Electronic Arts Deferred Compensation Plan, as amended and restated.	10-Q	000-17948	08/06/2007	
10.05*	Registrant's 2000 Equity Incentive Plan, as amended.	S-8	333-168680	08/09/2010	
10.06*	Registrant's 2000 Employee Stock Purchase Plan, as amended.	S-8	333-168680	08/09/2010	
10.07*	EA Bonus Plan.	10-Q	000-17948	11/08/2010	
10.08*	First Amendment to the Electronic Arts Deferred Compensation Plan, as amended and restated.	10-K	000-17948	05/22/2009	
10.09*	Form of Indemnity Agreement with Directors.	10-K	000-17948	06/04/2004	
10.10	Lease Agreement by and between Registrant and Louisville Commerce Realty Corporation, dated April 1, 1999.	10-K	000-17948	06/29/1999	
10.11	Lease Agreement by and between Playa Vista-Waters Edge, LLC and Electronic Arts Inc., dated July 31, 2003.	10-Q	000-17948	11/07/2003	
10.12	Agreement Re: Right of First Offer to Purchase and Option to Purchase by and between Playa Vista-Waters Edge, LLC and Electronic Arts Inc., dated July 31, 2003.	10-Q	000-17948	11/07/2003	
10.13	Profit Participation Agreement by and between Playa Vista-Waters Edge, LLC and Electronic Arts Inc., dated July 31, 2003.	10-Q	000-17948	11/07/2003	
10.14	Sublease Agreement by and between Electronic Arts Inc. and Playa Capital Company, LLC, dated July 31, 2003.	10-Q	000-17948	11/07/2003	

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
10.15	First Amendment of Lease by and between Louisville Commerce Realty Corporation and Electronic Arts Inc., dated February 23, 2004.	10-K	000-17948	06/04/2004	
10.16	First Amendment to lease agreement by and between Playa Vista—Water's Edge, LLC and Electronic Arts Inc., entered into March 3, 2004.	10-Q	000-17948	08/03/2004	
10.17	Lease agreement between ASP WT, L.L.C. and Tiburon Entertainment, Inc. for space at Summit Park I, dated June 15, 2004.	10-Q	000-17948	08/03/2004	
10.18	First amendment to lease, dated December 13, 2005, by and between Liberty Property Limited Partnership, a Pennsylvania limited partnership and Electronic Arts – Tiburon, a Florida corporation f/k/a Tiburon Entertainment, Inc.	10-Q	000-17948	02/08/2006	
10.19	Agreement for Underlease relating to Onslow House, Guildford, Surrey, dated 7 February 2006, by and between The Standard Life Assurance Company and Electronic Arts Limited and Electronic Arts Inc.	10-Q	000-17948	02/08/2006	
10.20*	Offer Letter for Employment at Electronic Arts Inc. to John Riccitiello, dated February 12, 2007.	8-K	000-17948	02/26/2007	
10.21*	Offer Letter for Employment at Electronic Arts Inc. to Peter Moore, dated June 5, 2007.	8-K	000-17948	07/17/2007	
10.22	Agreement and Plan of Merger By and Among Electronic Arts Inc., WHI Merger Corporation, a wholly-owned subsidiary of Parent, VG Holding Corp., and with respect to Article VII and Article IX only, Elevation Management, LLC as Stockholder Representative dated October 11, 2007.	8-K	000-17948	10/11/2007	
10.23*	Electronic Arts Key Employee Continuity Plan.	8-K	000-17948	02/11/2008	
10.24*	Offer Letter for Employment at Electronic Arts Inc. to Eric Brown, dated March 19, 2008.	8-K	000-17948	03/27/2008	
10.25	Second Amendment of Lease Agreement by and between US Industrial REIT II and Electronic Arts Inc., dated April 1, 2009.	10-Q	000-17948	08/10/2009	
10.26	Second Amendment to Lease, dated May 8, 2009, by and between Liberty Property Limited Partnership, a Pennsylvania limited partnership and Electronic Arts – Tiburon, a Florida corporation f/k/a Tiburon Entertainment, Inc.	10-Q	000-17948	08/10/2009	
10.27*	Offer Letter for Employment at Electronic Arts Inc. to John Schappert, dated June 15, 2009.	8-K	000-17948	06/18/2009	
10.28	Bill of Sale (2001 Transaction), dated July 13, 2009, by and between SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation), as Transferor, and Electronic Arts, Inc., a Delaware corporation, as Transferee.	8-K	000-17948	07/15/2009	

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
10.29	Bill of Sale (2000 Transaction), dated July 13, 2009, by and between SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation), as Transferor, and Electronic Arts, Inc., a Delaware corporation, as Transferee.	8-K	000-17948	07/15/2009	
10.30	Grant Deed (2001 Transaction), dated July 13, 2009, by and between SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation), as Grantor, and Electronic Arts, Inc., a Delaware corporation, as Grantee.	8-K	000-17948	07/15/2009	
10.31	Grant Deed (2000 Transaction), dated July 13, 2009, by and between SELCO Service Corporation (doing business in California as "Ohio SELCO Service Corporation), as Grantor, and Electronic Arts, Inc., a Delaware corporation, as Grantee.	8-K	000-17948	07/15/2009	
10.32**	Global PlayStation 3 Format Licensed Publisher Agreement, dated September 11, 2008, by and between the Electronic Arts Inc. and Sony Computer Entertainment America Inc.	10-Q/A	000-17948	04/30/2010	
10.33**	First Amended North American Territory Rider to the Global PlayStation 3 Format Licensed Publisher Agreement, dated September 11, 2008, by and between the Electronic Arts Inc. and Sony Computer Entertainment America Inc.	10-Q	000-17948	11/10/2009	
10.34**	Global PlayStation 3 Format Licensed Publisher Agreement, dated December 17, 2008, by and between EA International (Studio and Publishing) Limited and Sony Computer Entertainment Europe Limited.	10-Q/A	000-17948	04/30/2010	
10.35**	Sony Computer Entertainment Europe Limited Regional Rider to the Global PlayStation 3 Format Licensed Publisher Agreement, dated December 17, 2008, by and between EA International (Studio and Publishing) Limited and Sony Computer Entertainment Europe Limited.	10-Q	000-17948	11/10/2009	
10.36**	Confidential License Agreement for the Wii Console (Western Hemisphere), dated November 19, 2006, by and among Electronic Arts Inc., EA International (Studio and Publishing) Limited, and Nintendo of America Inc.	10-Q	000-17948	11/10/2009	
10.37**	Xbox2 Publisher License Agreement, dated May 15, 2005, by and among Electronic Arts Inc., Electronic Arts C.V. and Microsoft Licensing, GP.	10-Q/A	000-17948	04/30/2010	
10.38	Third amendment to lease, dated December 24, 2009, by and between Liberty Property Limited Partnership, a Pennsylvania limited partnership and Electronic Arts – Tiburon, a Florida corporation f/k/a Tiburon Entertainment, Inc.	10-Q	000-17948	02/09/2010	

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
21.01	Subsidiaries of the Registrant.				X
23.01	Consent of KPMG LLP, Independent Registered Public Accounting Firm.				X
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
31.2	Certification of Executive Vice President, Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
Additional exhibits furnished with this report:					
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
32.2	Certification of Executive Vice President, Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
101.INS†	XBRL Instance Document.				X
101.SCH†	XBRL Taxonomy Extension Schema Document.				X
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document.				X
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document.				X
101.LAB†	XBRL Taxonomy Extension Label Linkbase Document.				X
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document.				X

* Management contract or compensatory plan or arrangement.

** Portions of these documents have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment that was granted in accordance with Exchange Act Rule 24b-2.

† Pursuant to Rule 406T of Regulation S-T, these interactive data files are furnished and not filed or a part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended; are deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended; and otherwise are not subject to liability under these sections. We are deemed to have complied with the reporting obligation relating to the submission of interactive data files in these exhibits and are not subject to liability under the anti-fraud provisions of the Securities Act of 1933 or any other liability provision as long as we make a good faith attempt to comply with the submission requirements and promptly amend the interactive data files after becoming aware that the interactive data files fail to comply with the submission requirements.

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ELECTRONIC ARTS INC.

Corporate Information

BOARD OF DIRECTORS

Leonard S. Coleman
Former President
The National League of
Professional Baseball

Jeffrey T. Huber
Senior Vice President
Google Inc.

Geraldine B. Laybourne
Founder, Former Chairman &
Chief Executive Officer
Oxygen Media

Gregory B. Maffei
President &
Chief Executive Officer
Liberty Media Corporation

Vivek Paul
Founder
Akansa Capital

Lawrence F. Probst III
Chairman of the Board
Electronic Arts Inc.
Chairman of the Board
U.S. Olympic Committee

John S. Riccitiello
Chief Executive Officer
Electronic Arts Inc.

Richard A. Simonson
President, Business Operations &
Chief Financial Officer
Rearden Commerce

Linda J. Srere
Marketing & Advertising Consultant
Former President
Young & Rubicam Advertising

Luis A Ubiñas
President
Ford Foundation

CORPORATE OFFICERS

John S. Riccitiello
Chief Executive Officer

Eric F. Brown
Executive Vice President
Chief Financial Officer

Frank D. Gibeau
President
EA Games

Peter R. Moore
President
EA SPORTS

Jeff Karp
Executive Vice President
EA Play

Nancy Smith
Executive Vice President
Global Publishing

Joel Linzner
Executive Vice President
Business & Legal Affairs

Gabrielle Toledano
Executive Vice President
Human Resources & Facilities

Kenneth A. Barker
Senior Vice President
Chief Accounting Officer

Stephen G. Bené
Senior Vice President
General Counsel
& Corporate Secretary

CORPORATE HEADQUARTERS

209 Redwood Shores Parkway
Redwood City, CA 94065
(650) 628-1500

Investor Relations
(650) 628-7352
http://investor.ea.com

AUDITORS

KPMG LLP
Independent Registered
Public Accounting Firm
Mountain View, California

TRANSFER AGENT

Wells Fargo Shareowner
Services
St. Paul, Minnesota

ANNUAL MEETING

The Company's Annual
Meeting of Stockholders is
scheduled to be held on
July 28, 2011, at 2:00 P.M. at the
Company's headquarters:

Electronic Arts Inc.
209 Redwood Shores Parkway
Building 250
Redwood City, CA 94065


EA

Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065
www.ea.com


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